Form 20-F
period 2025-12-31
SANTANDER UK GROUP HOLDINGS PLC
filed 2026-03-12
CIK 1649373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Tel: +44 (0) 800 085 1491
E-mail: lee.grant@santander.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
1.673% Fixed Rate/Floating Rate Notes due 2027	SAN/27A	New York Stock Exchange
3.823% Fixed Rate/Floating Rate Notes due 2028	SAN/28	New York Stock Exchange
2.896% Fixed Rate/Floating Rate Notes due 2032	SAN/32	New York Stock Exchange
2.469% Fixed Rate/Floating Rate Notes due 2028	SAN/28A	New York Stock Exchange
6.534% Fixed Rate/Floating Rate Notes due 2029	SAN/29B	New York Stock Exchange
4.858% Fixed Rate/Floating Rate Notes due 2030	SAN/28C	New York Stock Exchange
5.694% Fixed Rate/Floating Rate Notes due 2031	SAN/31B	New York Stock Exchange
4.320% Fixed Rate/Floating Rate Notes due 2029	SAN/29C	New York Stock Exchange
5.136% Fixed Rate/Floating Rate Notes due 2036	SAN/36	New York Stock Exchange
Floating Rate Notes due 2029	SAN/29D	New York Stock Exchange
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

Work Café
Santander

Santander

It starts HERE

Santander

Santander UK Group Holdings plc
Annual Report 2025

Annual Report 2025	Santander UK Group Holdings plc	1

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

About this report
Our purpose is to help people
and businesses prosper

Contents

Strategic report		The strategic report outlines the key elements of the Annual Report and provides context for the related financial statements.
About this report	1
Our business model and overview	3
Chair’s statement	6
CEO review	7
The report highlights key financial and non-financial
metrics which help to explain our performance
over the past year. It also highlights the external
environmental factors affecting the business
along with Santander UK’s positions in the UK
banking market.

Our market overview	9
Our strategic priorities	11
Our performance and KPIs	12
Risk management overview	14
Financial overview	17
Sustainability highlights	20
Stakeholder voice	24
Our strategy update	27	By Order of the Board.
Sustainability	28	Tom Scholar
Governance	42	Chair
Risk review	72	9 March 2026
Financial statements	148
Shareholder information	230

Important information for readers
Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively
Santander UK or the Santander UK group) operate primarily in the UK, and are part of
Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander
UK plc and Santander Financial Services plc are regulated by the UK Prudential
Regulation Authority (PRA) and the Financial Conduct Authority (FCA). Certain other companies within the Santander UK group are regulated by the FCA and the PRA. This
Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-
looking statements. See Forward-looking statements on page 234.
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended
31 December 2025 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.

Annual Report 2025	Santander UK Group Holdings plc	2

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

About this report continued

Our stakeholders

At all times, we aim to treat all our stakeholders fairly and meet our environmental responsibilities. Information to demonstrate this commitment has been included in the Strategic Report.	Customers	Shareholders

People	Communities	Climate & ethics

2025 highlights

Santander’s
proposed
acquisition of
TSB
On 1 July 2025, Banco Santander announced
it had agreed to acquire  TSB from Sabadell.
Completion is expected in the first half of 2026,
subject to regulatory approvals.
The appointment of our new Chair Tom Scholar was appointed as the new Board Chair from July 2025, succeeding William Vereker.
Continuing to
deliver
for our
customers
We launched several new propositions for our
customers, including Edge Explorer, our new
added value current account with lifestyle
benefits, our classic Business Current Account
and digital onboarding for cards.

Annual Report 2025	Santander UK Group Holdings plc	3

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview
We follow the Santander Way

Our purpose	Our aim	Our how

To help people and businesses prosper	To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities	Everything we do should be Simple, Personal and Fair

a motivated, engaged and talented team

enabling us to support our communities		generates customer loyalty

creating strong financial results for our shareholders

Annual Report 2025	Santander UK Group Holdings plc	4

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview continued

Santander UK
We provide financial products and services
Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and growth-focused support and services for companies

Competitive advantages

Scaled and established bank in the UK Scale in our core banking businesses combined with an innovative mindset	Strong balance sheet with a prudent approach to risk High asset quality and capital metrics well above regulatory requirements	Part of a global banking group Benefit from Banco Santander’s global capabilities and scale	A talented and motivated team A highly talented and engaged team, with the right skills in place to support our customers and transform the bank

Strategic priorities

Continue to be customer centric and increase primacy	Simplification, automation, AI and digitalisation	Create value and be disciplined with capital allocation	Be a responsible bank

Read more on p11	Read more on p11	Read more on p11	Read more on p11

Annual Report 2025	Santander UK Group Holdings plc	5

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview continued

Our behaviours

We live our values of Simple, Personal and Fair through great behaviours and our people leaders

Think Customer
Embrace Change
Act Now
Move Together
Speak Up

Our corporate structure

Banco Santander SA

Santander UK Group Holdings plc

Santander UK plc	Santander Financial Services plc

Ring-fenced bank	Non ring-fenced bank

At a glance

13.6 million active UK customers

c. 15,400 full time equivalent (FTE) employees

£169.0bn in mortgage lending

£190.2bn in customer deposits

Our sustainability strategy

Environment Supporting our customers in their transition goals, embedding climate into risk management and aiming to align our activity with the Paris Agreement Goals.
Read more on p20

Social Support productive and inclusive growth for our customers, communities, and employees, enabling prosperity through financial health, skills, inclusion, and opportunity.
Read more on p21

Governance Maintain clear and robust governance systems, with well-defined accountability, that support the success of Santander UK, its customers, and wider stakeholders.
Read more on p21

Annual Report 2025	Santander UK Group Holdings plc	6

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s statement

2025 a year of change for Santander UK

It has been a remarkable twelve
months for Santander UK, with big
changes that will strengthen the
ambition, scale and capability of
the bank.
We delivered a strong financial performance
in 2025, with an increased profit before tax of
£1,510m, reflecting the benefits of a clear strategy,
strong capital and liquidity positions, and disciplined
risk management.
We operate in a world of geopolitical uncertainty,
and technological change is accelerating. So our
customers are looking to us to stand with them and
give help and support through this period of
change.
We are able to do so because we have continued
our own journey of change. Investing in improved
digital services, our aim has been to offer
customers the banking solutions they need, when
they need them, on the channels that are right for
them.
This ongoing commitment to our customers while
delivering value for shareholders and investors
played a significant part in the announcement in
July 2025 of the intention to acquire TSB Banking
Group plc from Banco de Sabadell, subject to
regulatory approval. Serving to underline the
commitment of Banco Santander to the UK market,
it will accelerate our own transformation and will
bring considerable benefits to customers and the
wider UK banking sector.
Accessing the benefits across Banco
Santander group markets
Santander UK has continued to strengthen its
relationship with Banco Santander for the clear
benefit of its customers. Through leveraging the
technology, skills and expertise available across the
Banco Santander group markets, we have been
able to improve our customer experience and
platforms.
The Board is clear that we must continue to
demonstrate how we can add value
to shareholders and investors by supporting the
ONE Transformation strategy and reducing costs.
We will do this through maintaining strong
momentum with our transformation programme,
whilst the planned work of integrating TSB starts.
Our efforts for our communities
The Board believes our approach to responsible
banking must deliver practical, lasting benefit for
the people and businesses whose lives are closely
connected to our own. We want to strengthen the
foundations of sustainable, resilient growth through
supporting financial confidence, wellbeing and
inclusion.
For this reason, we have consistently supported
efforts to strengthen financial education in schools.
We welcomed the government’s Curriculum and
Assessment Review published toward the end of
2025, which recommends that financial education
begin in primary school and be reinforced
throughout secondary education, with financial
literacy becoming statutory in primary schools. We
have invested in practical initiatives that broaden
access to skills and opportunity through
programmes such as The Numbers Game,
delivered in partnership with Twinkl, reaching
almost half a million children aged five to sixteen in
2025 with free, curriculum-aligned resources.
We also launched a new five-year partnership with
The King’s Trust, combining funding, colleague
volunteering and practical skills support, with the
ambition to support more than 2,500 young people
by 2030. As part of Banco Santander’s global
strategy to promote education, employability and
entrepreneurship, Santander UK invested £7.4m,
including through Santander Universities, our work
with universities across the UK.
A pragmatic approach to sustainability
Climate change is no longer a distant risk: it is
already affecting homes, businesses, infrastructure
and insurance markets - and, by extension, the
financial system.
The transition to a lower-carbon economy remains
essential, but it must be matched by a stronger
focus on climate mitigation and adaptation:
improving preparedness for physical risks such as
flooding, overheating, water stress and supply
chain disruption.
So  we are evolving our climate transition plan,
strengthening our approach to assessing and
managing physical climate risks, building greater
capability to support customers and integrating
nature considerations where they are financially
material. We are also focused on ensuring our plan
remains credible and practical: grounded in
customer needs, informed by data and science,
and aligned to evolving expectations on disclosure
and delivery.
Governance and oversight
Effective governance remains central to the Board’s
work. Throughout 2025, we maintained close
oversight of strategy, performance and risk,
providing challenge and support to the Executive
team where appropriate.
Board composition, succession and capability
continue to be priorities, ensuring that we have the
right balance of skills and experience to oversee a
complex and evolving organisation. We have also
continued to strengthen our engagement with
stakeholders, recognising the importance of
listening as well as leading.
Board changes
This is my first report as Chair of Santander UK,
and I would like to put on record my thanks to my
predecessor William Vereker for his outstanding
work over the five years he was here. He left a
bank with a clear strategic direction and a Board
providing the challenge and oversight required of a
successful and thriving organisation.
I would also like to say thank you to Mike Regnier,
who stepped down as Chief Executive Officer after
four years at the end of February 2026. He
provided outstanding leadership during his time
with Santander UK and the Board wishes him
every success for the future.
We were delighted to announce the appointment of
Mahesh Aditya as our new CEO with effect from
1 March 2026. With his deep knowledge of Banco
Santander he is ideally placed to lead us through
the next phase of our transformation and oversee a
successful acquisition and integration of TSB.
We said farewell to our long-serving Board
members Ed Giera and Dirk Marzluf who have
stepped down after making considerable
contributions to our success throughout their tenure
and to Enrique Alvarez who left the board after one
year. We wish them well for the future.
On 5 March 2026, the Board approved the
appointment of Victoria Roig and Manuel Preto as
Group-nominated Non-Executive Directors, with
effect from 13 March 2026, further strengthening
the Board’s skills and experience.
This next chapter for Santander UK promises to
be an exciting one for our customers, people,
shareholders and investors and we look forward to
it immensely.
Tom Scholar
Chair, 9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	7

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CEO review

Positioned for the future

2025 Highlights

£1,510m Profit before tax (2024: £1,330m)

10.0% Return on tangible equity (2024:8.8%)

7.4 million Digital customers (2024: 7.2 million)

88% Retail current accounts opened digitally (2024: 88%)

£25.3bn Gross mortgage lending (2024: £16.1bn)

In my first statement as CEO for Santander UK, this
is an appropriate opportunity to reflect on the
successes and challenges of the last year as we
prepare for what promises to be a very demanding,
but exciting 2026.
It has been a year of transformation for the bank.
We have sought to improve our customer
experience in terms of product offering and how
they engage with us whilst strengthening our
balance sheet and growing our presence in the
sectors that are of importance to us across
Retail & Business Banking and Corporate and
Commercial Banking.
In this context, the proposed acquisition of TSB is
transformational. It remains subject to regulatory
approval, but the strategic rationale is clear — it will
create the third-largest bank in the UK by personal
current account balances, materially enhance the
combined retail franchise and extend our ability to
compete effectively in the UK banking sector.
Delivering Strong Business Performance in
2025
Our 2025 financial results reflect disciplined growth
and the benefits of our ongoing commitment to
delivering the required transformation across the
bank against a challenging economic backdrop.
Profit before tax increased by 14% to £1,510m,
building on solid revenue performance and
continued cost discipline. RoTE increased to 10.0%
mainly due to the higher profit after tax in the year.
Importantly, we continued to deliver broad-based
growth in our core markets. We saw mortgage
growth of £1.8bn while customer deposits grew
to £190.2bn.
We have 13.6 million active retail customers and
14,600 corporate & commercial customers. We
saw an increase in 2025 to 7.4 million digital
customers, with 76% of our retail customers now
using digital. Our retail NPS scores continued to
improve through the year but our ranking did slip to
sixth at year-end.
We maintained a strong liquidity position supported
by a high-quality deposit base and diversified
funding sources. Growth in customer deposits
outpaced wholesale funding, strengthening our
funding mix and reducing reliance on external
markets.
These metrics provide flexibility as we invest in
strategic initiatives and support lending growth,
while maintaining confidence through
market cycles.
Across the business, we focused on prudent risk
management and disciplined underwriting. Asset
quality remained resilient with arrears and provision
trends broadly consistent with expectations.
Following the publication of the FCA’s consultation
paper in October 2025 regarding a proposed motor
finance consumer redress scheme, we updated our
total provision – recognising the continuing
uncertainties as to the nature, extent and timing of
redress payments.
These results underscore the strength of our
approach: strong growth in customer deposits,
disciplined cost management and a focus towards
achieving structural profitability through the cycle.
Growing in Retail
For the first time in almost two years we returned to
growth across assets and liabilities with a £1.5bn
year-on-year growth in customer loans, £3.8bn
growth in customer deposits and £138m increase in
revenues.
We simplified customer journeys through our digital
platforms which contributed to 300,000 customers
joining our mobile app.
Our commitment to helping customers buy their
home saw us increase our gross mortgage lending
by £9.2bn in 2025 to £25.3bn.
We launched Edge Explorer, an innovative current
account designed to meet the needs of customers
seeking flexibility and control.
We have expanded our Work Café branches,
which blend traditional banking services with
shared workspaces and community engagement
hubs to High Street Kensington and Cheapside in
2025, and more will be expected to open
throughout 2026.
We are updating our branch network so we can
better serve the changing needs of our customers.
This has meant taking the difficult decision to close
individual branches but continue to invest in our
wider refurbishment programme and introduce
Community Bankers to provide customers with
ongoing face-to-face support.
Our efforts to protect customers from fraud are
having an impact, with our Break the Spell team
preventing £6.8m from ending up in the hands of
romance fraudsters.
All of this supported our strategy of being a digital
bank with a human touch. Our digital banking is
faster and simpler, and we now offer a digital end-
to-end business bank account journey that takes
just 10 minutes.

Annual Report 2025	Santander UK Group Holdings plc	8

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CEO review
We also started our business banking
transformation journey, simplifying our
product range and launching our Business
Current Account – Classic.
We remained committed to addressing the
affordability challenges faced by consumers. By
offering tailored financial education tools, proactive
support for customers in financial difficulty and
transparent pricing structures, we are helping
customers navigate cost pressures and plan for
their financial futures.
Delivering for Business
CCB delivered a strong all-round performance in
2025. We grew lending and deposits for the first
time in nearly five years. Lending increased by
nearly £1bn and deposits by £2.3bn. A 22%
increase in fees ensured a better blend of income.
We invested in enhanced digital platforms tailored
for business clients, increasing efficiency and
responsiveness. This included integrated cash and
liquidity management tools and streamlined credit
processes — all designed to reduce friction and
enable growth for our clients.
We launched the new Navigator Global platform –
a trade tool where businesses can create unique
action plans for their international trade journey and
have the ability to contact verified providers directly.
It helps businesses simplify decision-making, cut
costs, and find verified support at every stage of
their export journey. It is one of the ways Santander
UK supports businesses on their international
journey, alongside offering working capital and term
loans, supplier finance and help managing currency
risk. The platform will be rolled out to all of
Santander’s markets by the end of 2026.
Colleagues and Culture
Our people are central to everything we achieve. In
2025, we invested in training, development and
wellbeing initiatives designed to foster a culture of
excellence, agility and inclusion.
We made a shift to a high-performance culture
grounded in ambition, accountability and disciplined
execution. Colleague expectations of pace,
ownership and customer impact are materially
higher, strengthening our ability to execute strategy
and deliver good customer outcomes. We also
made significant progress in embedding the hybrid-
working culture and enabling cross-functional
collaboration.
As we prepare for the integration of TSB, we
remain focused on ensuring that colleagues across
both organisations have clarity of purpose, access
to development opportunities and a voice in
shaping the combined bank’s future.
Looking Ahead
The year ahead will be marked by the completion
of the proposed TSB acquisition and early
integration activities, continued delivery on our
strategy, and further investments in digital capability
and customer service.
We anticipate net lending growth to continue,
supported by resilient customer demand across
mortgages, business loans and other key
segments. We also expect our funding and liquidity
position to remain robust, enabling measured
growth without compromising financial strength.
The regulatory and competitive environment will
continue to evolve, but we enter 2026 with
confidence — backed by strong fundamentals, a
clear strategic roadmap, and a purpose-driven
approach that balances performance with
responsibility.
We will continue to leverage our position as part of
a global banking group, working with Banco
Santander to harness local and global capabilities.
Leadership Changes
At Santander UK we said farewell to several
members of the Executive Committee. Marc Hauert
joined Group’s Digital Consumer Bank as Nitin
Prabhu’s Chief of Staff whilst Christine Palmer and
Stephen White departed for new challenges. I
would like to thank them for the considerable
contributions. We welcomed Jas Narang and Steve
Stearns to the Executive Committee in 2025 and I
am looking forward to working with them in the
months ahead.
This is a great time to be joining Santander UK, and
I would like to thank Mike Regnier for his work over
the last four years. He has left the bank in a strong
position, ready for the challenges ahead.
2025 was a year of meaningful achievement, built
on the dedication of our colleagues, the loyalty of
our customers, and the trust of investors. The
strategic progress we have made — from
commercial performance to innovation, from
balance sheet strength to responsible banking —
positions Santander UK well for the future, we
should look forward to it with confidence.
Mahesh Aditya
CEO, 9 March 2026

Santander’s proposed acquisition of TSB
Proven integration capability
Banco Santander is one of the largest
international investors in the UK financial services
industry, having successfully acquired and
integrated Abbey National plc in 2004 and both
Alliance & Leicester plc and the Bradford &
Bingley savings business in 2008. It has a proven
track record in successful banking platform
migrations.
By integrating technology across Santander UK
and TSB, Banco Santander expects to unlock
substantial operational efficiencies and support
long-term profitability through a simplified,
scalable digital banking model.
We are fully committed to ensuring a seamless
integration following completion of the acquisition,
by leveraging our market leading technology and
significant experience. Maintaining the highest
levels of service for customers across both banks
will be a key priority.
We look forward to welcoming our new
colleagues from TSB, and we will support all
colleagues through the transition as we invest in
building a stronger bank for the future.

On 1 July 2025, Banco Santander announced that
it reached an agreement to acquire 100% of TSB
Banking Group plc (TSB) from Banco de Sabadell
SA (Sabadell) with a valuation of approx. £2.65bn
in an all-cash transaction. Sabadell shareholder
approval was given at Sabadell's Extraordinary
General Meeting on 6 August 2025. Completion of
the acquisition of TSB by Santander is contingent
on regulatory approvals and other consents and is
expected to occur in Q2 2026.
This transaction would involve acquisition of
approx. £34bn of mortgages and approx. £35bn in
customer deposits. When combined with
Santander UK plc, the two banks would serve
nearly 28 million retail and business customers
nationwide, giving TSB customers access to
Banco Santander's international network and
allowing them to benefit from the Santander UK
group's leading technology platforms.

Annual Report 2025	Santander UK Group Holdings plc	9

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our market overview

Improving economic environment	Competitive UK market	Customers becoming digital

What we have seen
In the UK, we saw economic conditions improve
with annual growth of 1.3% in 2025 compared to
1.1% in 2024.
Inflation remained volatile over 2025 peaking in
September 2025 at 3.9%, but falling further over
the rest of the year. The housing market was less
buoyant in 2025 compared to 2024 due to
uncertainty and the change in Stamp Duty Land
Tax.
The Bank of England’s Monetary Policy
Committee (MPC) cut Bank Rate four times in
2025, to end the year at 3.75%.
Our response and looking ahead
In a declining interest rate environment, our focus
remains on ensuring profitable balance sheet
growth. Further, with inflation above the Bank of
England target and continued Bank Rate cuts,
cost discipline remains a focus.
In 2025, we returned to growth while reducing our
funding gap and improving our margins.
We ensured strong transformation momentum
through simplification, automation and digitisation,
ensuring better customer experiences while
reducing our operating expenses.
Looking ahead, we expect the Bank of England
to cut the Bank Rate twice in 2026 as inflation
approaches target. As this occurs and affordability
improves for our customers, we expect to see
activity in the mortgage market increase further.

What we have seen
In 2025, the UK banking market remained highly
competitive. Balance sheet scale continues to be
concentrated among the largest UK banks, while
digital challengers continued to grow their
customer base through different
digital propositions.
The UK banking industry delivered a strong
performance in 2025, recording robust financial
results that have been reflected in improved
equity market valuations across the sector.
Consolidation remained a prominent feature,
with several acquisitions in the year. In July 2025,
Banco Santander announced the proposed
acquisition of TSB, with the aim to add scale to its
UK operations and accelerate our transformation.
Across the market, banks continued to invest in
common strategic themes in response to evolving
customer needs, including further digitisation, AI,
and enhancing capabilities for SME banking and
mass-affluent customers.
Our response and looking ahead
2025 saw a return to balance sheet growth,
underpinned by continued pricing discipline. Our
focus remains on serving our customers’ needs
better while continuing to transform our business,
including the use of AI to strengthen financial
crime controls and fraud management.
Banco Santander’s global capabilities continue
to be our competitive advantage, supporting
enhancements across our product and
technology platforms, including our cards’
infrastructure.
Looking ahead, we expect large peers to
continue investing in product propositions and
customer experience to attract and retain
customers, while digital banks are likely to
continue their focus on market share growth and
improving profitability.

What we have seen
2025 was another year of customers increasingly
choosing digital channels to manage their
banking needs.
Digital engagement continued to rise, with 82% of
all transactions now completed through digital
channels. This ongoing shift demonstrates our
customers’ preference for convenience, speed,
and the enhanced functionality our digital
platforms provide.
Our response and looking ahead
Throughout 2025, we continued to enhance our
OneApp, introducing new functionality designed
to make banking even simpler and more
personalised. In 2026, we plan to continue to build
on the success of OneApp by further enhancing
its functionality and personalisation, so customers
can access a wider range of products and
journeys within the app.
In 2025, we launched a digital onboarding journey
with a pilot for Sole Traders – the new journey
improves time-to-open and customer experience.
In 2026 we plan to expand and scale the pilot with
a safe and controlled approach to extend this
digital capability to more customers including
Limited Companies, delivering a faster, simpler
onboarding experience for UK businesses.
At the same time, we remain focused on
ensuring that customers who prefer in-person
support continue to receive exceptional service.
We are optimising our branch network to reflect
evolving customer needs, including opening
three new Work Cafés in 2025. This reinforces our
commitment to combining digital innovation with
community-focused, face-to-face banking.

Annual Report 2025	Santander UK Group Holdings plc	10

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our market overview continued

Deployment of AI technology	Evolving regulatory landscape	Delivering on our sustainability ambitions

What we have seen
The market continues to evolve at pace, with
enterprise AI adoption now common through tools
such as OpenAI’s ChatGPT and Microsoft Co-
Pilot. Across the industry, banks have increased
their strategic focus on AI whilst maintaining
strong risk management practices, delivering use
cases with a ‘human in the loop’ ensuring review
of outputs before they are communicated to
customers. The emergent use of Agentic AI which
uses autonomous AI systems that can reason,
plan, and act independently to achieve a defined
set of goals is the next transformative phase for
many businesses, with banks exploring
implementation.
Our response and looking ahead
In 2025, we mobilised our strategy to accelerate
our transformation using Data and AI. This helped
us to continue delivering machine learning and AI
solutions into the business supporting our
customers and our people. We have deployed
enterprise solutions like ChatGPT to many parts
of the business and the majority of our customer-
facing teams are now using AI for better customer
interactions.
Most of our developers are using AI to increase
productivity and deploy AI-assisted code. We
have also developed new tools to detect, deter
and disrupt criminal networks, working closely
with government agencies, to protect our
customers from financial crime.
Looking ahead, we plan to deploy a number of
global AI platforms in the UK to accelerate our
transformation further. We will start exploring the
use of Agentic AI and put AI tools directly in front
of our customers whilst maintaining strong risk
management and oversight to ensure we deliver
innovation and good customer outcomes.

What we have seen
2025 saw significant activity in the financial
services regulatory environment. The government
encouraged UK regulators to reduce the
regulatory burden faced by banks in order to
encourage economic growth, which has led to a
wide range of proposals from the FCA and PRA.
This includes a number of changes to the
mortgage rules, including the LTI limit, and
discussion papers from the FCA and PRA on
broader rule changes. We have also
seen consultations to improve the operation of
the Financial Ombudsman Service and the
SMC&R regime, delays to the implementation of
the market risk element of the Basel package and
introduction of targeted support for investments
and pensions. There has been progress on a
new model for the design and delivery of next
generation payments infrastructure, linked to the
National Payments Vision and Strategy.
Policymakers are also conducting reviews of the
UK’s capital and ring-fencing regimes. The FCA
also published a consultation paper on 7 October
2025 regarding a proposed industry-wide motor
finance consumer redress scheme (Consultation).
Our response and looking ahead
We welcome the government’s commitment to
improving the balance of regulation. Throughout
2025, we worked with industry regulators to
support the government’s growth agenda and
identify areas where the regulatory regime can
be improved to foster growth, whilst maintaining
the stability of the financial system and delivering
good outcomes for customers.
We responded to the FCA’s Consultation on
motor finance commission and continue to
engage constructively with the FCA on its detailed
consideration of the Consultation proposals.

What we have seen
Investors, regulators, and other stakeholders
continue to increase their scrutiny of sustainability
practices, with particular attention to alignment
between stated objectives and actual outcomes.
This heightened focus is driving organisations to
provide clearer disclosure with progress toward
their sustainability ambitions.
Our response and looking ahead
In 2025, we continued to support our customers
in their transition goals, with tailored green
finance solutions and practical advice. Since
2021, we have provided £23.6bn in green
financing surpassing our ambition of £20bn and
supported over 237,500 customers with products
and services that make the green transition more
achievable, surpassing our ambition to support
180,000 customers.
In 2025, we also launched our social strategy
to support productive and inclusive growth with
our customers, communities and our people.
We contacted over 2.1million customers showing
early signs of financial difficulty, potential
money worries, or who have missed payments.
We also launched a new five-year charity
partnership with The King’s Trust to help
young people build skills for a brighter future.
For our people, we made progress towards our
inclusive culture ambitions through increased
senior female representation, now 35.3%, and
senior ethnic minority representation, now
14.5%.[1]
We continued to implement our new Governance
Strategy, with a primary focus in 2025 on
appointing a new Chair.
Looking ahead, we continue to focus on ensuring
our sustainability strategy delivers wider value to
our business and real world impact.

1Our workforce is UK-based and our ambitions relate to UK performance in compliance with relevant UK law. These ambitions support business performance and all employment decisions are based on merit.

Annual Report 2025	Santander UK Group Holdings plc	11

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our strategic priorities
Focused on customer loyalty,
improved efficiency and growth

Customer centric and increase primacy	Simplification, automation, AI and digitalisation

Initiatives aimed at enhancing how we serve and engage with our customers, leveraging the Banco Santander group’s global technology and operational capabilities to provide consistent and accessible financial services across multiple channels.
2025 progress: in mortgages, we were the first lender to change our affordability rules enabling some families to borrow as much as £133k more.
We launched several new propositions for our customers, including Edge
Explorer, our new added value current account with lifestyle benefits, our classic Business Current Account and digital onboarding for cards.
For our corporate customers, following Santander Navigator’s success in the
UK, we have now launched Navigator Global which is an end-to-end digital first, human-led platform that helps ambitious businesses grow internationally.
We also digitised and automated processes reflected in a more than 20%
reduction in the time it takes to onboard a client.

Reduce complexity, decrease friction and increase automation to streamline our products and processes. This is supported by becoming a ‘digital bank with a human touch’.
2025 progress: we are bringing the power of AI and automation to our customers and employees.  We deployed enterprise solutions like ChatGPT to large portions of the business and the majority of our customer-facing teams are using AI to have better informed customer interactions.  Most of our developers are using AI to increase productivity and deploy AI-assisted code, which helps to digitise and transform the business at pace.
AI is game-changing in the fight against Economic Crime, and we deployed a number of use cases in Financial Crime to detect, deter and disrupt criminal networks, with a 50% alert reduction in some use cases. Across all our payment services, we invested in AI-powered fraud capabilities too, using machine learning models for real-time fraud detection.

Value creation and disciplined capital allocation	Be a responsible bank

Continued focus on sustainable value creation for all stakeholders -
customers, employees, shareholders and communities - while maintaining strong risk and profitability management and a disciplined approach to capital allocation.
2025 progress: returned to balanced balance sheet growth while maintaining a disciplined approach to capital allocation across asset classes.
This approach ensured that we maintained significant headroom above regulatory capital requirements.

Initiatives aimed at supporting our customers with a just and orderly transition to a low carbon economy and helping them get the skills they need to thrive.
2025 progress: achieved two of our public ambitions in 2025. This includes from 2021-2025 surpassing our ambition of £20bn green finance raised and facilitated, together with our ambition to support 180,000 customers with products and services to support their transition goals.

20% Reduction in the time to onboard a corporate client following digitalisation and automation of processes.

Annual Report 2025	Santander UK Group Holdings plc	12

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our performance and KPIs[1]
Driving performance
for stakeholders

22.6 million total customers
Our total customer base remained stable in 2025 despite
continued strategic deleveraging of our balance sheet.
Our loyal customer base continues to be deepened by existing relationships and acquiring valuable new customers.

6th in Retail Net Promoter Score
Customer service is integral to our strategy and remains a
key area of focus. While we were ranked 6th this year, we
note a margin for error which impacts those ranked between
2nd and 6th.
2024: NPS ranked 5th

6th out of 9 competitors

7.4 million digital customers
Customers in the UK continue to move toward digital banking.
We have made significant improvements with our digital banking capabilities, with over half of our active customers now digital.

52% cost-to-income ratio Improved in 2025 with higher income and lower costs.

13.6 million active customers
Our active customer base decreased slightly in 2025 despite
continued strategic deleveraging of our balance sheet.
Note: Customers need to meet a specific set of activity
criteria to be considered active.

80% digital sales
This KPI measures the percentage of new business that was
performed through digital channels throughout the period. Digital sales remained the same in 2025, due to continued online
savings take-up rate.

£2,494m in operating expenses Operating expenses were down 3% in 2025, due to simplification and automation, including headcount reduction.
1See glossary on page 272.
The icon next to each KPI represents the Strategic priority to which the
KPI relates, as defined in the previous section of this Strategic report.

Annual Report 2025	Santander UK Group Holdings plc	13

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our performance and KPIs continued

15.7% CET1 capital ratio The CET1 capital ratio increased to 15.7% in 2025 due to ongoing organic capital generation and a no-dividend decision for 2025, partially offset by higher RWAs.

We continue to closely monitor our Sustainability performance in addition to our traditional financial metrics.

£23.6bn in green finance raised since 2021 Achieved our ambition of £20bn in cumulative green finance raised by 2025.

The icon next to each KPI represents the Strategic priority to which the KPI relates, as defined in the previous section of this Strategic report.

10% RoTE 2025 RoTE increased mainly due to the higher profit after tax in the year.

237,500 customers supported to become greener since 2021 Achieved our ambition to provide 180,000 customers with green products and services by 2025.

Annual Report 2025	Santander UK Group Holdings plc	14

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview

Progress in action, transformation for customers, and business growth

Managing continuous
transformation in Risk &
Compliance was a key focus
throughout 2025 and remains a
priority in 2026, as we also
manage the proposed acquisition
and integration of TSB into the
business (subject to regulatory
approvals).
Overview
In 2025, and moving into 2026, we continue
delivering a transformation focused on
streamlining, simplification and enabling business
growth. Through key initiatives we are reducing
duplication, embedding automation and
enhancing clarity and timeliness of risk insights.
By investing in technology, data and process
redesign, we are improving efficiency and
strengthening resilience in line with regulatory
expectations.
Our strategic priorities are to:
–Effectively integrate TSB’s Risk & Compliance
function. We have been heavily involved in the
overall acquisition process from inception,
including close engagement with the PRA
and FCA.
–Further transform our Models capability, whilst
ensuring regulatory compliance, including PRA
Hybrid Mortgage Model implementation and
SS1/23 compliance.
–Enable business growth by transforming end-to-
end credit delivery and continuing to support first
line growth opportunities.
–Embed a robust AI oversight framework to
ensure responsible and compliant adoption of AI.
–Transition to a fit-for-future Risk & Compliance
function, simplifying data and IT, implementing
strategic workforce planning and delivering
flagship Compliance Transformation and Risk
Reporting Simplification programmes.
–Continue to build on Risk & Compliance
initiatives delivered in 2025, including:
implementation of affordability stress rate
changes for mortgages to improve customer
access to lending; expansion of credit policy for
mortgages in relation to debt-to-income criteria,
following a PRA rule relaxation; and changes to
Automated Income Verification criteria for
mortgages, improving time to delivery.
Capital, Funding and Liquidity risks
Our Capital position remains strong and we
continue to retain significant buffers above
regulatory requirements. We increased our
provision for historical motor finance commission
payments following publication of the FCA’s
consultation.
Funding and Liquidity remain robust, despite
sporadic periods of increased market volatility with
geopolitical and macroeconomic risks remaining
elevated. We continue to hold significant
proportions of our Eligible Liquidity pool in cash and
central bank reserves. Our funding strategy is
based on maintaining a conservatively structured
balance sheet and diverse sources of funding to
support our business plans.
Our Risk team undertake a rigorous assessment
of our funding plans including mix, diversification,
market capacity and provide oversight of the
annual Internal Liquidity Adequacy Assessment
Process (ILAAP) and associated Liquidity Risk
Appetite review.
Non-Financial risks
We made significant progress in 2025 across our
remediation programmes, particularly on Financial
Crime, IT, and Cyber risk, significantly reducing
residual risk. We monitor progress closely via
specific governance forums and highlighted in our
regular Enterprise-Wide Risk Management
(EWRM) report updates to Executive Risk Control
Committee (ERCC), Board Risk Committee (BRC)
and Board.
We continued to provide support and oversight
across key bank initiatives including: assessing and
reporting progress against Critical Remediation
Plans across a broad range of Non-Financial Risks;
advising the business on cost and investment
prioritisation with robust risk assessment,
particularly on transformation programmes; and
business as usual risk oversight of risk types.
Looking forward
Strategic challenges for the UK banking sector
including high regulatory demand, geopolitical
uncertainty, low economic growth and
‘sticky inflation’,  will likely remain elevated in 2026.
With this in mind, we aim to continue to manage
and maintain our forward transition by focusing on:
–Managing our risk profile in an effective, efficient
and timely manner, including integrating TSB’s
risk profile into our own.
–Continuing to attract and retain risk management
and compliance talent, in a very competitive
recruitment market, particularly for technology
and models-based skill types.
–Digital enablement, including leveraging
Banco Santander group solutions, enhanced
tools and automation.
–Performing regular risk assessments and
challenge of our business plans, particularly
given the extent of transformation in the bank.
–Continuing to deliver impactful oversight,
challenge, guidance and support to the business.
–Ongoing emphasis on office-based collaboration
to maximise productivity across the business,
while retaining the flexibility and benefits of
working from home.
Risk types
Introduction
Risk types are components of our overarching
risk framework and are set out in detail in the Risk
review. Each has its own defined framework and
we report on and review the risk profile formally
at the ERCC, BRC and Board. The risk profile
status is proposed by the underlying specialist risk
control forums.
Top and Emerging Risks are described in the
commentary tables that follow. We also comment
below on a selection of risk types, which are in
focus in 2026.
Credit risk
Our Credit portfolios remained resilient in 2025,
with portfolio arrears levels remaining stable in the
year and tracking of both external and internal early
warning indicators continuing to show ongoing
robustness.
However, we remain cautious, given the UK
domestic challenges already highlighted, as well
as geopolitical headwinds which are covered in
more detail in our Top Risks commentary.
Strategic and Business risk
These risks remain challenging to manage, due
to our ongoing transformation, including the
proposed TSB integration and the competitive
market environment in both mortgages and
deposits. Successful integration of TSB is an
important contributing factor to the achievement
of our business plans.
Steve Stearns
CRO, 9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	15

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview continued
Top Risks
We monitor our Top Risks bi-annually at the ERCC and BRC. Along with Emerging
Risks, they are used as part of our risk challenge to strategic business plans, and are considered in our ICAAP scenario testing. In 2025, we continued to ensure our
Top and Emerging risks are relevant to the changing strategic landscape. Changes made include the addition of TSB’s integration, which will require execution in a timely and controlled manner, and Execution of AI as we build towards deployment at scale and pace. Model risk impacts have been combined with Regulatory Capital given the importance of compliance with SS1/23; and Outsourcing and Third Party and Resiliency have been combined as Operational Resilience, given the inter-
related nature of these risk types.

Top Risk Descriptions		Mitigating Actions
Economic Crime Sanctions Complexity
Sanctions risks and complexity has increased with the evolving geopolitical landscape.
Addressing emerging sanctions evasion risks remains a key focus. The G7 continues to use sanctions and associated “tools”, requiring continued vigilance across the industry.

Our Economic Crime risk team work closely with the business units, providing continued
support in identifying evolving sanctions risks. We also engage closely across the banking industry to ensure our approach to managing complex sanctions risks remains in line with best practice.

Responding to Regulatory Change
It is vital to keep pace with and respond to Regulatory Change in an increasingly complex environment driven by ever higher customer expectations. Failure to do so can lead to compliance risks and fines, as well as lost commercial opportunities.

We continue to enhance our Compliance oversight function through a transformation programme which is deploying a range of regulatory technology compliance tools, AI, automation and data analytics which provide real-time oversight, enhanced risk detection and simplified workflows.

Execution Risks associated with TSB integration
Integrating TSB in a timely and controlled manner is key to achieving planned commercial benefits from the acquisition and a significant contribution to the achievement of our business plans. Linked to Execution of Strategic Transformation.
X
Risk and Compliance have been heavily involved in the ‘change in control’ process and engagement with the PRA. Already established and embedded Line 2 leads are now focused on the integration project across a range of workstreams. Risk is offering a wide range of support on governance, risk frameworks, and risk appetite and reporting.

Execution Risks associated with Strategic Transformation
This remains a key focus to ensure we have adequate funding, resource capacity and capability to deliver. With the addition of TSB integration to the list of priorities, there are increased delivery risks and challenges that need to be managed.

We continue to focus on enhancing our management of change, with planned actions implemented on clarifying roles and responsibilities, book of work prioritisation, overall governance, and our wider Transformation and Change Framework. Utilisation of ‘Agile’
programmes has become a relatively new feature in our approach.

Geopolitically Motivated Cyber-Attack
We are focused on reducing the potential for ransomware to be injected into our technology platforms either directly or through a third-party supplier, which could cause significant business disruption, a potential regulatory fine and reputational risk.

We have an ongoing dedicated Cyber & Information Security plan for continuous enhancement and strengthening of our cyber risk and control environment. Cyber is an asymmetric risk heavily influenced by the evolution of the external threat landscape and accordingly our aim continues to be to minimise risks to acceptable levels.

Operational Resilience threats
Identifying and mitigating Operational Resilience threats, for example a ransomware attack or loss of a third-party, is critical in supporting our ability to recover Important
Business Services (IBS), reducing the risk of a regulatory fine and possible reputational risk.

We have developed a framework which encompasses a plan for mitigating actions to address key identified threats, which also include loss of Critical National and Financial
Markets Infrastructure. We will continue to drive maturity in our approach during 2026.

Technology Infrastructure Obsolescence
Maintaining a robust and fit for purpose Technology Infrastructure reduces the risk of a single point of failure in our network and loss of an IBS, as well as limiting the potential for increased reputational risk or a regulatory fine.

Reducing network single point of failure risk (SPOF) and obsolescence within our Zero
Tolerance assets remains a key focus, with significant progress made during 2025 via our technology remediation programme. These efforts have significantly enhanced the health, security and resilience of our IT platform estate.

Execution of Payment Systems Transformation
It is important that we continue to keep pace with the scale of change impacting payments technology platforms across the industry to ensure we take full advantage of commercial opportunities and retain our competitive advantage relative to our peers.

Our focus is on enhancing our payments processes through leveraging Banco
Santander’s platforms and also ensuring that we have the capacity and capability to participate in regulatory or payment scheme initiatives, for example, the National
Payments Vision; and industry initiatives such as tokenisation, CBDC, and Regulated
Liability Network (RLN).

Model Risk and Regulatory Capital Changes
Compliance with SS1/23 Model Risk Principles is vital in retaining IRB Models approvals and avoiding capital add-ons, impacting regulatory capital. There also remains an ongoing sensitivity to regulatory capital changes and decisions, and other factors such as potential crystallisation of conduct losses, although Model Risk is regarded as most significant.

We are further transforming our Models capability, whilst ensuring regulatory compliance.
Our Transformation Programme has been addressing SS1/23 requirements, whilst building a modern, compliant and efficient Model Risk Management framework. Targeted benefits include reduction in lifecycle effort and improvement in delivery timelines.

Data Ownership and Controls
Weak Data Ownership, and ineffective and insufficient controls can lead to poor customer outcomes, inaccurate regulatory reporting and ineffective decision making. Poor quality external data is also a risk to making effective policy decisions (e.g. ONS revisions).

We are progressing with our plans to enhance and embed our Data Management
Operating Model with clearly defined roles and responsibilities. Data Management metrics are reported regularly to Risk and Governance forums, and new Governance
Standards are being developed in close co-ordination between key business areas and risk.

Volatile Geopolitical and Macroeconomic Environment
Future shocks such as volatile energy prices, renewed Middle East or Ukraine related supply disruptions, tariff and trade related impacts, and divergent US-European rate paths, could trigger sterling weakness, higher import costs and renewed inflationary pressures.

Geopolitical related risks including tariffs remain a key focus for our risk reporting. We co-
ordinate this through our ‘Agile Squad’ of subject-matter experts across the business and risk. This facilitates regular and consistent messaging, related to any potential impacts on our overall Risk Profile, to ERCC, BRC, and Board, as well as to Banco Santander.

Execution of AI adoption
Poor execution of AI adoption could lead to strategic underperformance against peers, and loss of competitive advantage. The potential also exists for undesirable events such as significant data loss, a major cyber security incident, and GenAI deepfakes.

We continue to build our GenAI Capability, which is critical to our deployment of AI use cases across the bank. We are taking a phased approach to developing our AI maturity over the next year building towards deployment at scale and pace. AI use cases and risk issues are being discussed at local business and risk and control forums enabling Line 2 oversight.

Mitigating Margin Compression risks
Proactive hedging actions in a timely fashion is vital to mitigating Margin Compression risk particularly in a falling rate environment where we are unable to reprice our deposits as quickly as our mortgage assets.

Structural Position (SP) hedging over 2024 and 2025 has reduced our exposure to downwards rate movements, as deposits remain relatively fixed to downwards rate moves. Higher for longer is less of a concern, and with respect to rate increases, there is the opportunity to undertake SP hedging at higher rates.

Sophisticated Social Engineering Fraud
Failure to develop prevention and detection technology to mitigate the scale and sophistication of Social Engineering Fraud aided by AI, could lead to significant losses, regulatory attention and poor financial performance.

We have a broad range of controls to manage the prevention and detection of fraud, which requires continuous investment and enhancements of capabilities to maintain and improve performance. Despite the increased sophistication of fraud attacks, our fraud target performance has improved compared to 2024.

Annual Report 2025	Santander UK Group Holdings plc	16

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk management overview continued
Emerging Risks
We monitor these risks via our Risk Radar and regularly provide a combined bi-annual update, alongside Top Risks to ERCC and BRC.
Highlighted below are our Emerging Risks in 2025 and our associated mitigating actions. Most Emerging Risks we face are systemic risk issues which also impact our peers. However, Santander UK may be exposed to more idiosyncratic risk in areas impacting regulation, where we face dual regimes, principally the PRA and FCA in the UK and the ECB in Europe.
In 2025, we made some changes to our Emerging Risks, although the overall profile remained broadly unchanged. We added: Loss of Critical National and
Financial Market Infrastructure considering elevated geopolitical risks;
Developments in Quantum Technology noting the need to ensure our cryptography estate becomes ‘post quantum safe’; Credit impacts of
AI Deployment cognisant of employment displacement risks; and Climate
Change, now redefined and reclassified from a Top Risk to an Emerging Risk.

Emerging Risks Descriptions	Mitigating Actions
Demanding Regulatory Agenda
Inconsistent Implementation of Global Regulation
This may leave the UK at a competitive disadvantage compared to other global finance jurisdictions such as the EU and the US, which could adversely impact our ability to meet future growth plans.

Government’s ‘pro-growth’ initiatives, such as the ‘Leeds Reforms’ are welcomed in key areas such as ring-fencing, regulatory capital levels, and retail mortgage lending initiatives related to affordability. However, the overall pace of regulatory change in relative terms remains a concern and our Regulatory Affairs team continue to engage with regulators and ministers to promote reforms.

Uncertain Macroeconomic and Geopolitical Environment
UK Macro and Government Policy
UK Government Policies may fail to stimulate economic growth, and as a result the fiscal position could worsen during the next 18 months, adversely impacting the attractiveness of investing in the UK and our ability to meet future growth plans. Bank of England quantitative tightening has put further pressures on government borrowing costs.

UK domestic related challenges remain an area of primary concern for the bank including: ‘sticky’ inflation, persistent low growth, lack of long-term fiscal policy credibility, weak productivity and business investment, labour market fragility, and data uncertainty
(e.g. ONS revisions). Our risk coverage and reporting on these issues is co-ordinated between the business and risk via our ‘Agile Squad’ as described under Top Risks.

Loss of Critical National & Financial Market Infrastructure
This could lead to failure to recover IBS(s) within set timeframes. This would have significant regulatory and reputational risk implications, and is also an increasing threat, given the heightened geopolitical risk environment.

Our Business and Services Management team assess these risks with a view to developing scenarios and playbooks in the event that they materialise. Potential scenarios include loss of power (requiring back-up provision) and loss of communications and other essential business facilities for a sustained period. We also have defined emergency protocols and processes for these situations, depending upon the severity.

Markets, Competition & Technology
Digital Bank challengers
There are challenges to our growth plans from Digital Banks with a lower cost basis that are looking to gain a commercial edge by attracting a growing number of digital-based customers. Open Finance legislation may also impact in the future, with auto switching between savings providers and disintermediation via Digital Wallets.

We continue to leverage Banco Santander capabilities in the digital customer space and maintain our investment in the development of AI to enable quick and accurate responses to customer needs through a range of digital channels. Overall, this approach facilitates a cost-efficient approach, supported by Banco Santander’s scale and platforms.

Digital Currencies, Tokenisation & Crypto Assets
Failure to keep pace with developments in Digital Currencies, Tokenisation, and Crypto assets could increase the risk of loss of commercial deposits, increase wholesale funding costs and adversely impact the achievement of our longer-term business plans.

Our Regulatory Affairs team have responded to consultations held by the Bank of
England with respect to the Digital Pound initiative. Santander UK is also involved in an evolving alternative banking industry solution, the Regulated Liability Network. We recognise digital currencies and payments industry transformation are closely related and we continue to have close engagement with our peers and industry regulators on future developments.

Developments in Quantum Technology
This is an evolving technology which could pose security risks to Santander UK and our customers over the medium to longer term, particularly via long-standing and trusted security measures such as cryptography, which to date has protected financial data and communications.

Our Line 1 Cyber team maintains an inventory of internal cryptography and is ensuring that we have identified any potential areas that may require upgrading and modernisation.
Finding a potential solution is an industry wide issue in order to move towards becoming
‘Post Quantum Safe’, as these capabilities evolve and mature.

Environmental and Social
UK Political and Social Dislocation
A growing sense of public frustrations relating to government policies over many years, could result in political and social fragmentation. This may impact future business and investor confidence in the UK, if sentiment deteriorates further, and pose additional challenges to the achievement of our business plans.

Through our regular co-ordinated monitoring and reporting of the external risk environment across the business and risk, we closely assess both external and internal warning indicators, to aid in the assessment of our overall risk profile. This informs discussion, review and challenge at both ERCC and BRC as to whether further mitigating actions need to be taken across financial and non-financial risks.

Credit Impacts from AI Deployment
AI deployment at scale and pace over our planning period and more widely across industry in the UK, could impact upon our customers through job displacement and ultimately affect the performance of our credit portfolios.

Whilst AI adoption may initially have only a modest and relatively temporary impact on unemployment, once longer-term efficiency gains materialise, job displacement could become more material in some industries. Unemployment is one of the key economic factors we monitor closely and factor into our credit policies and provisioning.

Climate Change: Impacts of Future Events
Climate change related risks either from impacts of future physical events or net-zero policy and transition failure could lead to both economic and operational resilience challenges.

Our internal climate change risk scenario analysis, is considered as part of our ICAAP scenario testing, and identifies related risks covering government policies (net-zero transition) and physical events such as severe flooding in certain UK regions.

Annual Report 2025	Santander UK Group Holdings plc	17

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview

A year of strong financial performance

2025 Highlights

£1,115m Profit after tax (2024: £950m)

2.23% Banking NIM[2] (2024: 2.14%)

52% Cost-to-income ratio[2] (2024: 55%)

10bps Cost of risk[2] (2024: 3bps)

15.7% CET1 Capital ratio (2024: 14.8%)

5.1% UK leverage ratio (2024: 4.9%)

Please refer to the Financial overview section of
our Annual Report on Form 20-F for the year ended
31 December 2024 for a comparative discussion of
2024 financial results compared to 2023.
CFO’s review of the year
In 2025, we made great progress in our ambition to
become the best bank for customers.
Our 2025 financial results reflect strong business
performance, with an increase in profit before tax in
the year, mainly due to higher income, and lower
costs and provision charges, partly offset by higher
transformation costs.
Cost of risk was up, but remains low, trending to
pre-pandemic levels, as expected.
Return on Tangible Equity2 (RoTE) increased in
2025, mainly due to the higher profit after tax in
the year.
2025 saw a return to growth in our balance sheet
after several years of deleveraging. Customer loans
and deposits increased, with broad based growth
across all segments. As a result, we saw an
improved customer funding gap.
Our balance sheet remains robust, with strong
asset and credit quality. We are well capitalised and
continue to have a strong liquidity and funding
position. Our CET1 capital ratio increased due to
ongoing organic capital generation and a no-
dividend decision for 2025, in anticipation of the
proposed acquisition of TSB. We remain focused
on capital efficiency.
I am proud that we were able to deliver a strong set
of financial results that will position us well for the
years ahead.

Summarised consolidated income statement
	2025	2024
	£m	£m
Net interest income	4,423	4,326
Non-interest income[1]	373	357
Total operating income	4,796	4,683
Operating expenses before credit impairment charges, provisions and charges	(2,494)	(2,577)
Credit impairment charges	(193)	(70)
Provisions for other liabilities and charges	(599)	(706)
Profit before tax	1,510	1,330
Tax on profit	(395)	(380)
Profit after tax	1,115	950
Our financial results
Profit before tax increased to £1,510m in 2025, a
14% increase from 2024. This increase reflects
higher income, and lower costs and provision
charges, partially offset by higher transformation
costs.
Net interest income increased 2%, driven by lower
cost of deposits and supported by our structural
hedge.
Banking NIM2 of 2.23% was up 9bps (2024:
2.14%). H2-25 Banking NIM2 of 2.19% was down
7bps (H1-25: 2.26%) as expected, driven by
current market conditions.
Non-interest income was up 4%, mainly due to
higher retail and corporate fee income.
Operating expenses before credit impairment
charges, provisions and charges were down 3%,
driven by simplification and automation, including a
12-month headcount reduction of over 2,700 FTE.
This decrease in operating expenses, coupled with
higher net interest income and higher non-interest
income, saw our cost-to-income ratio2 improve
3 percentage points to 52% (2024: 55%).
Cost management discipline will remain a key
focus for management throughout 2026.

1Comprises ‘Net fee and commission income’ and ‘Other operating income’. 2See Calculations.
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	18

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview continued
Credit impairment charges were up £123m,
trending to pre-pandemic levels, as previously
guided. Cost of risk1 was up at 10bps (Dec-24:
3bps) but remains low, similarly trending to pre-
pandemic levels, as expected.
Provisions for other liabilities and charges were
down 15%, mainly due to a lower provision charge
in 2025 relating to historical motor finance
commission payments, partly offset by higher
transformation related charges.
Tax on profit increased by 4%, reflecting the
increase in profit before tax in the year.
2025 saw a return to growth in our balance sheet
after several years of deleveraging. Customer loans
and deposits increased, with broad based growth
across all segments. As a result, we saw an
improved customer funding gap.
Our loan portfolio continues to underpin
the performance of our balance sheet and
has performed well throughout the cycle.
As a lender who is primarily focused on UK
mortgages, our mortgage portfolio accounts for
84% (2024: 84%) of customer loans and has a
relatively low stock loan-to-value ratio of 52%
(2024: 51%).
Mortgage loans increased to £169.0bn (Dec-24:
£167.2bn) and we saw higher gross mortgage
lending in 2025 of £25.3bn (2024: £16.1bn) with
£14.7bn in H2-25 and £10.6bn in H1-25. We also
completed the sale of £1.2bn of high RWA
mortgage loans in Q3-25 with positive capital
generation.
Unsecured retail lending, which includes credit

Motor Finance

Further to the publication of the FCA’s consultation
paper on 7 October 2025 regarding a proposed
industry-wide motor finance consumer redress
scheme (Consultation), the Santander UK group
has reassessed the potential financial impact
arising from motor finance related redress
payments. The Santander UK group responded to
the Consultation and continues to engage
constructively with the FCA in respect of its
detailed consideration of the Consultation
proposals.
Based on its detailed consideration, the
Santander UK group considers that there remains
significant uncertainty regarding the ultimate
outcome of the Consultation.
The Santander UK group recognised a provision
of £295m in its financial results for 2024. This
provision was determined based upon the
information then available. It included estimates
for operational and legal costs and potential
awards based on various scenarios and used a
range of assumptions, including the possible
outcome of an appeal to the Supreme Court in
2025 of the Court of Appeal’s decision in Hopcraft.
The Santander UK group has updated its range of
scenarios which has resulted in an additional
estimated charge of £183bnm, increasing the total
provision to £461bnm. The provision is based on
various scenarios using a range of assumptions,
including potential changes to the proposed
scheme following responses to the Consultation
or publication of the FCA’s final scheme rules.
There continue to be significant uncertainties as to
the nature, extent and timing of redress payments.
The ultimate financial impact could be materially
higher or lower than the amount provided.
For more, see Note 27 to the Consolidated
Financial Statements.

cards, overdrafts and UPLs continued to account
for 3% (2024: 3%) of our portfolio. Consumer
Finance accounted for 2% (2024: 3%) of the loan
book at the year-end and is largely collateralised
on vehicles.
Our corporate loan customers remain well
diversified across sectors. Customers remain
largely resilient, with an overall improvement
in asset quality in the year. We maintain relatively
low exposures to Commercial Real Estate (CRE)
and Buy-To-Let (BTL).
Arrears remain low. Loans in Stage 2 and Stage 3
improved, highlighting underlying asset quality and
the sale of high RWA mortgage loans in Q3-25.
The Stage 3 ratio1 of our loan book was 1.17%,
down 23bps from Dec-24, 13bps of which was due
to the sale of high RWA mortgage loans in Q3-25.
Customer deposits increased to £190.2bn (Dec-24:
£183.4bn) driven by growth across all segments. In
Retail & Business Banking, Savings increased
following a successful ISA season, successful
deposit campaigns, including cahoot, and customer
migration from Current Accounts.
As a result of higher customer loans and customer
deposits, and an improved customer funding gap,
our Loan-to-Deposit Ratio (LDR) improved to 105%
(Dec-24: 108%).

Summarised segmental balance sheet
At 31 December	2025	2024
	£bn	£bn
Customer loans by segment
Retail & Business Banking	175.2	173.8
Consumer Finance	5.0	4.8
Corporate & Commercial Banking	18.9	18.0
Corporate Centre	1.5	1.3
Customer loans	200.6	197.9
Loans to JVs, accrued interest, ECL and other	5.4	5.0
Loans and advances to customers	206.0	202.9
Cash, repos, other financial assets and other assets non-interest earning	67.9	64.2
Total assets	273.9	267.1

Customer deposits by segment
Retail & Business Banking	155.7	151.8
Corporate & Commercial Banking	24.4	22.1
Corporate Centre	10.1	9.5
Customer deposits	190.2	183.4
Deposits from JVs, accrued interest and other	2.1	2.4
Deposits by customers	192.3	185.8
Financial liabilities, repos and other liabilities non-interest earning	66.1	67.2
Total liabilities	258.4	253.0
Shareholders' equity	15.5	14.1
Total liabilities and equity	273.9	267.1

1See Calculations.
A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	19

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview continued
Segmental performance
We continue to manage our business through three
core operating segments plus the Corporate
Centre. We work closely with our Banco Santander
colleagues in Spain and across Europe to ensure
consistency and to leverage shared investment,
best practice, and expertise.
Retail & Business Banking remained focused on
growing our franchise, by delivering more value for
our customers with new propositions and improved
digital journeys, while maintaining a human touch
for the moments that matter. At the same time, we
continued to transform the bank and deploy capital
effectively.
We expanded our Santander Edge product with the
launch of Edge Explorer, a premium product
offering customers a range of insurance and
lifestyle benefits, cashback and access to a
preferential savings rate. We also consolidated our
Business Banking proposition into one product, the
Business Current Account Classic to ensure a
consistent offering.
We enhanced our mobile apps, OneApp and
Kingfisher, with 15 new releases in 2025 and
enhanced our customer journeys, launching new
digital onboarding for Business Banking and credit
cards. For mortgage customers, we strengthened
their digital experience through improvements to
My Home Manager and partnered with Energy
Saving Trust (EST) to deliver a new online Home
Energy Saving Tool to help homeowners make
energy efficiencies and reduce their household bills.
Retail & Business Banking customer deposits were:

At 31 December (£bn)	2025	2024
Current Accounts	59.4	62.3
Savings	82.5	74.8
Business Banking	8.6	9.5
Other Retail products	5.2	5.2
Total RBB deposits	155.7	151.8

Customer loans and deposits grew with targeted
competitive pricing. Profit before tax of £1,284m
(2024: £1,226m) was up, mainly due to higher
income, and lower costs, partly offset by higher
credit impairment charges and transformation
costs, including charges relating to changes in our
branch network.
Consumer Finance maintains a prime portfolio,
with 98% of lending secured on the vehicle
and relatively low levels of default. Customer loans
increased slightly in 2025, and we continue to focus
on value and capital generation.
In 2025, our Original Equipment Manufacturer
(OEM) partners were responsible for 24% of all
new car registrations in the UK, and 30% of new
business was for green assets (i.e. electric vehicles
and hybrids), with tailpipe emissions under
50CO2e/km.

Our business segments

Retail & Business Banking
Retail & Business Banking provides UK
residential mortgages for customers with
good credit quality, lending and banking
services and unsecured lending to
individuals and small businesses.
Corporate & Commercial Banking Corporate & Commercial Banking provides banking products and services to SMEs, mid-sized and larger corporates.
Profit before tax: £1,284m	Profit before tax: £322m

Consumer Finance Consumer Finance provides prime auto consumer financing for cars, vans, motorbikes and leisure vehicles.	Corporate Centre Corporate Centre provides treasury services for asset and liability management of our balance sheet.
Profit/(loss) before tax: £(76)m	Profit/(loss) before tax: £(20)m

Loss before tax of £76m (2024: loss before tax
of £175m) decreased, mainly due to lower
provision charges in respect of historical motor
finance commission payments.
Corporate & Commercial Banking (CCB)
continued to focus on high-value and international
business, with over 400 new clients onboarded in
2025. We saw a higher proportion being
internationally active and choosing to transfer their
prime banking.
We saw a significant increase in corporate facilities
and grew our participation in the Government
Growth Guarantee Scheme which provided
additional access to finance SMEs.
Working closely with Banco Santander, we
increased support for multinational businesses
arriving in the UK, whilst helping exporters that are
reaching out into new overseas markets.
We launched our new Navigator Global platform
that provides online, personalised support for
businesses looking to expand overseas.
Profit before tax of £322m (2024: £351m) was
down, mainly due to higher credit impairment
charges, partly offset by cost discipline.
Corporate Centre loss before tax improved to £20m
in 2025 (2024: loss before tax of £72m), mainly due
to higher income on liquid assets.
Strong liquidity, funding and capital position
We remain strongly capitalised, with our capital
position well above the regulatory requirements and
remain focused on capital efficiency. CET1 capital
ratio increased to 15.7% due to ongoing organic
capital generation and a no-dividend decision for
2025, partially offset by higher RWAs.
In anticipation of the proposed acquisition of TSB
by Santander UK (subject to regulatory approvals
and other consents), in Aug-25 the Board passed a
resolution to cancel the dividends that were
accrued in the CET1 capital ratio calculations at
Jun-25.
The UK leverage exposure increased to £251.7bn
(Dec-24: £242.4bn) as the result of active balance
sheet management.
A strong LCR of 166% (Dec-24: 156%), increased
largely due to a reduction in the customer funding
gap in 2025.
Our diversified funding across well-established
issuance programmes across a range of currencies
and classes continued in 2025. We issued £10.5bn
in Sterling equivalent medium-term funding,
including Covered Bond, RMBS, AT1 and Senior
Unsecured issuances.
We repaid £7.1bn of TFSME in 2025, with an
outstanding balance of £3.9bn at the year-end, of
which £2.5bn is due for repayment in 2027 and
£1.4bn is due in 2031.
The structural hedge position for the Santander UK
plc group decreased to £103bn at Dec-25 (Dec-24:
£110bn), as we position ourselves well for further
Bank Rate reductions.
Looking ahead
Following our return to growth in 2025, we expect
to see net lending growth continue in 2026.
Banking NIM is expected to be stable in 2026. Our
structural hedge position keeps us well positioned
for further Bank Rate reductions.
Cost of risk is expected to continue to trend up
towards pre-pandemic levels, following a period of
credit impairment write-backs in 2024.
We expect further cost efficiencies in 2026, driven
by simplification and automation of our business.
Angel Santodomingo
CFO, 9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	20

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights
Sustainability
overview
At Santander UK, we are here to help people and businesses prosper.
Our core business is critical to this, but we also know that we need to go beyond banking. For us, prosperity includes opportunity, fairness, and resilience for our customers, communities, and our people. It also means working with stakeholders to support a just and orderly transition to a more sustainable future.
Our Sustainability strategy is aligned with Banco Santander’s Sustainability strategy. It responds to the topics identified in our 2024 double materiality assessment (DMA). Santander UK conducts regular materiality assessments.
These assessments identify our priority sustainability topics and underpin our
Sustainability strategy. In 2024, Banco Santander introduced a new double materiality assessment for all Santander entities. The DMA identified the impacts, risks, and opportunities (IROs) linked to our priority sustainability topics in the UK. An impact is defined as the positive and negative effects we can have on the environment and society. We identify potential threats (risks) to
Santander arising from sustainability issues, including financial implications.
Lastly, we explore the potential advantages (opportunities) that we can gain from emerging sustainability trends.
Our approach to sustainability is embedded throughout Santander UK and plays a key role in our business strategy.
In the the Sustainability section of this report, we cover the environment, social, and governance (ESG) pillars of our Sustainability strategy. We also include mandatory disclosures, including the Companies Act Section 172 requirements, Taskforce on Climate-related Financial Disclosures, and
Streamlined Energy and Carbon Reporting.

Environment

Aim: Helping our customers with their transition goals and and managing climate-related impacts, risks, and opportunities.

Strategic pillars: –Supporting our customers in their transition goals –Embedding climate in risk management –Aiming to align our activity with the UN Paris Agreement.

Material topics[1]: Climate change –Climate change mitigation –Energy

2025 progress:
In 2025, we updated our internal climate transition plan to incorporate broader sustainability considerations, including nature and climate adaptation. In 2025 we raised and facilitated £6.4bn green finance, our highest ever volume, compared to £3.9bn in 2024. In 2025, 30% of vehicles financed were models with lower carbon emissions. This includes electric, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2/km.

2026 ambitions:
In 2026, we will continue to support our customers and communities with their sustainability goals. We will provide finance to renewable energy and clean technology projects across the UK. We will continue to develop our internal transition plan, integrating it further within our business strategy. This supports
Banco Santander's ambition to align with the Paris Agreement. We’ll also deepen our understanding of nature, climate, and adaptation risks and opportunities to help customers build resilience and uncover new opportunities for growth in a changing environment.

Alignment to UN SDGs:

1Aligned to to Banco Santander’s double materiality assessment which is in line with the EU
Corporate Sustainability Reporting Directive (CSRD) and European Sustainability Reporting
Standards (ESRS).

Annual Report 2025	Santander UK Group Holdings plc	21

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights continued

Social

Aim: To support productive and inclusive growth for our customers, communities, and colleagues, enabling prosperity through financial health, skills, inclusion, and opportunity.

Strategic pillars: –Our Customers: Making their better happen –Our Communities: Better communities –Our People: Unleash our people’s potential

Material topics[1]:
Customers
–Information-related impacts
–Social inclusion
Affected communities
–Communities’ economic, social, and cultural rights
Our people
–Working conditions
–Equal treatment and opportunities
–Other work-related rights.

2025 progress:
In 2025, we embedded our new Social strategy across the business. We also reached more than 2.1m customers showing early signs of financial difficulty with proactive support. Over £7.4m was allocated to community activity programmes in education, employability, and entrepreneurship . We also launched a new five-year charity partnership with The King’s Trust. Within our workforce, senior female representation rose to 35.3% and senior ethnic minority representation remained stable at 14.5%.

2026 ambitions:
In 2026, we will strengthen financial resilience and capability for our customers, with a clear focus on advancing financial health and inclusion.
For communities, we will prioritise education, employability and entrepreneurship - equipping people with the skills that improve career prospects and enable communities to thrive. Through our flagship financial education programme, Santander’s The Numbers Game, we will equip the next generation with the confidence and skills to manage money well. We believe one skill can change a life - and many skills can transform a nation.
Internally, we will continue to foster an inclusive culture while investing in the development, skills and wellbeing of our people.

Alignment to UN SDGs:

Governance

Aim: To maintain clear and robust governance systems, with well-defined accountability, that support the success of Santander UK, its customers, and wider stakeholders.

Strategic pillars: –Stakeholder engagement –Effective Board of Directors –Responsible practices and stakeholders’ interests.

Material topics[1]: Business conduct –Corporate culture –Protection of whistleblowers –Tackling corruption and bribery –Management of relationships with suppliers.

2025 progress:
In 2025, our primary focus has been on Chair and CEO succession plans.
We also continued to embed our Governance strategy which was launched in 2024. The focus is on efficient and effective decision making using a streamlined governance process. We now have a female Board member in one of the four top roles on the Board, holding the Senior Independent
Director position, and one Board member from a non-white minority background. We continue to work towards our gender diversity ambition of
40% by 2028.

2026 ambitions:
We will continue to deliver our strategic ambition to create value for
Banco Santander while benefitting from its knowledge, ideas, capital, resources, and technology. We want to simplify our legal entity structure and continue embedding sustainability criteria within decision making.

Alignment to UN SDGs:

1Aligned to to Banco Santander’s double materiality assessment which is in line with the EU CSRD and ESRS.

Annual Report 2025	Santander UK Group Holdings plc	22

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights continued
Medium-term scorecard
In 2021, we introduced our Sustainability medium-term scorecard, setting clear ambitions to be achieved between 2025-2030 for our key sustainability topics.
These ambitions are designed to support Banco Santander’s wider sustainability ambitions while reflecting our priorities in the UK. At year end, we achieved all ambitions due to conclude by 2025. We have also included new ambitions related to our partnership with The King’s Trust and included global ambitions from
Banco Santander that relate to Santander UK as outlined below. As our business continues to transform, we will look to further align UK performance with
Banco Santander’s global ambitions. We will use 2026 to determine the most appropriate approach for defining future UK ambitions, ensuring they remain relevant, credible, and aligned with our strategy and regulatory expectations. Performance to 31 December 2025 is presented below. In accordance with Listing
Rule 9.8.6(9), the metrics on this page relate to the Board and executive management as at 31 December 2025. Our workforce is UK-based and our ambitions relate to UK performance in compliance with relevant UK law. These ambitions support business performance and all employment decisions are based on merit.

Support 2,500 young people in partnership with The King’s Trust by 2030	Fundraise £1m for The King’s Trust by 2030
Our Communities: Better communities	Our Communities: Better communities
Through our partnership with The King’s Trust, we aim to support 2,500 young people between 2026-2030 who are not in education, employment, or training (NEET). The focus is on helping them build the skills, confidence, and experience needed to improve career prospects and move closer to sustainable employment.

Our £1m fundraising ambition between 2026-2030 will help The King’s Trust to expand its reach and deepen support for young people who are NEET. This reflects our support for programmes that help young people develop practical skills and access opportunities that improve long-term employability.

Provide 10,000 colleague volunteering opportunities to The King's Trust between 2026-2030	35% of senior employees from lower socio-economic backgrounds by 2030
Our Communities: Better communities	Our People: Unleash our people’s potential
Our volunteering ambition of 10,000 colleague contributions between 2026-2030 reflects a dual benefit from The King’s Trust partnership. Not only will colleagues support young people with mentoring, skills-sharing, and employability activities, they will also develop their own personal and professional skills through meaningful volunteering.

We made improvements to the data collection process that captures our employees’
socio-economic background in 2025. Our plan for 2026 is to improve socio-economic data completeness to support this ambition and deepen our understanding of our people.

£20bn of green finance raised and facilitated by 2025[1]	180,000 customers supported to become greener with products and services by 2025
Supporting our customers in the green transition	Supporting our customers in the green transition
In 2025, we exceeded our ambition, raising £23.6bn against a £20bn ambition.
This outperformance was driven primarily by Energy Performance Certificate (EPC) A and B mortgage lending, alongside financing for electric and plug-in hybrid vehicles for retail customers.

Since 2021, a total of 237,500 customers have been supported, considerably exceeding the ambition of 180,000. Performance has been driven primarily by increased demand for lower-emission vehicle finance and further supported by growth in EPC A and B mortgage lending.

1Banco Santander uses an internal classification system to define what investments can be considered green or social financing. We apply this to our lending and identify the following as green finance:
Renewable energy and other clean technology financing; mortgages on properties with “A” or” “B-rated” EPC; and financing for electric, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below
50g CO2/km. Cumulative since 2021.

Annual Report 2025	Santander UK Group Holdings plc	23

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability highlights continued

Achieving net zero in our own operations (Scope 1 and 2) by 2030 against the 2019 baseline shown as a percentage	Reduce financed emissions for auto finance to 70 gCO2e/km – 109 gCO2e/km by 2030
Aiming to align our activity with the UN Paris Agreement	Aiming to align our activity with the UN Paris Agreement
In 2025, our market-based Scope 1 and 2 emissions fell significantly compared with
2024, contributing to a total reduction of 70% from our 2019 baseline. This progress reflects continued efforts to cut energy use across our properties, improve energy efficiency through enhanced building management systems, and streamline our estate to make better use of our spaces.

In 2024, our auto finance emissions fell to 133.4gCO₂e/km, marking continued progress towards our 2030 target. This reflects steady demand for lower-emission vehicles and strong sales of ‘green’ vehicles, which have continued into 2025. Looking ahead, further progress will depend on economic conditions and continued consumer demand for lower-emission vehicles.

Community support of £8m in education, employability, and entrepreneurship programmes by 2026	40% of senior employees to be female by 2030
Our Communities: Better communities	Our People: Unleash our people’s potential
Investment in education, employability, and entrepreneurship continued to be a core priority in 2025, reaching £7.4m. As programmes expanded to engage wider and more diverse communities, associated delivery costs (including VAT) increased in line with this growth and are reported separately from community support.

This year, we undertook further research into the barriers that hinder women progressing into senior roles. It reinforced our existing action and informed our plans for
2026. These include a structured sponsorship framework providing access to senior advocates and opportunities for female employees, re-shaping the executive recruitment process, lifting the female joiner ratio, and focusing on retaining our existing female talent.

16% of senior employees from Asian, Black or minority ethnic backgrounds by 2026	Women to represent 40% of the Board by 2028
Our People: Unleash our people’s potential	Effective Board of Directors
The 2025 dip in ethnicity representation at senior levels reflects the impact of ongoing transformation. In response, we will strengthen diverse talent pipelines, increase senior-
level sponsorship of our ethnicity networks, and continue listening to colleagues to remove barriers to progression. Our binary ethnicity pay gaps continue to narrow, with
2025 delivering the first reduction in the Black pay gap since 2020.

During 2025, we achieved two of the three goals in our Board Diversity and Inclusion
Policy, which are due to be delivered by 2028. These are shown below. However, further work remains in order to hit our Board gender diversity ambition of 40% of women on the Board by 2028. Given the size of the Board any changes to its composition can have quite a significant impact on this ambition.

One female senior Board position by 2028	One Board member of non-white minority ethnic background by 2028
Effective Board of Directors	Effective Board of Directors
We now have a female Senior Independent Director, one of the four top roles on the
Board (Senior Independent Director, Chair, CEO, and CFO). This aligns to our ambition to achieve and maintain at least one such Board member by 2028.
A Board member from a non-white ethnic minority background was appointed to the Board on 1 October 2025. This aligns to our ambition to achieve and maintain at least one such Board member by 2028.

Annual Report 2025	Santander UK Group Holdings plc	24

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice
Listening to our stakeholders
The Boards of the Company and Santander UK plc
(the Boards) have identified our customers,
employees, regulators, communities and investors
as our key stakeholder groups on the basis of their
importance in ensuring the continuing success of
Santander UK. While not a stakeholder in the
strictest sense, we also take into account our
impact on the environment and climate given its
criticality to life and business in general.
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
In 2025, the Boards continued to spend time,
inside and outside of formal meetings, engaging
with stakeholders and discussing their interests,
including visiting branches, contact centres
and offices around the UK to better understand
the needs of our customers, employees and
communities. You can read more about Directors’
engagement with employee networks in 2025 on
the following page.
Directors meet with our principal regulators, the
PRA and FCA, on a periodic basis to understand
their views, and these regulators also attend our
Board meetings from time to time. The Board
meets regularly with members of management and
the directors of Banco Santander SA, the
Company’s shareholder, and, as usual, the Board
held its March 2025 Board cycle in Madrid in order
to strengthen relations and understand
Banco Santander’s views more clearly.
Read more on page 57 in our
Board Responsible Banking Committee
Chair's report

Annual Report 2025	Santander UK Group Holdings plc	25

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice continued

Social Strategy

Background
In Spring 2025, the Boards approved Santander UK’s Social Strategy, providing a clear framework to support productive and inclusive growth for customers, communities and employees. The strategy prioritises financial inclusion and financial health for customers, supporting communities through skills development and creating a productive and inclusive workplace for colleagues.

How the Boards approached it
The Boards considered the Social Strategy and recognised the importance of aligning the strategy to Santander UK’s purpose and long-
term success. There was a particular emphasis on delivering tangible benefits for customers and society, supporting customers to improve their financial health and access banking products and services that meet their needs. The Boards also examined how Santander UK could help
communities to build the skills that improve career prospects.

Outcome
The approval of the Social Strategy provided a clear mandate for management to strengthen support for customers’ financial inclusion and financial health, embedding these considerations more consistently into products, services and customer interactions.
The strategy also reinforced Santander UK’s efforts for its communities, supporting initiatives that help individuals develop skills and improve employability, while strengthening the people agenda to support colleague wellbeing, skills development and inclusion. The Boards continue to receive updates on progress, ensuring that the Strategy delivers sustainable, long-term benefits for customers, communities
and employees.

Stakeholders considered

Employee Network Engagement

Background
The Boards support Employee Networks through individual NED
sponsorship. Each Network has a NED sponsor who stays informed on its activities and champions its priorities throughout the year. NED sponsors meet with their respective Networks at least annually, and in 2025 the Board met with the Networks collectively.

How the Board approached it
In July 2025, the Boards invited employee Network Leads and members of their leadership teams to join them at an informal lunch. Each Board and
Executive Committee Network Sponsor sat with their respective Network with the aim of the session to discuss opportunities for Network growth, as well as increasing Network impact and the current lived experiences of members working in Santander UK.

Outcome
The Boards praised the engaging work undertaken by each of the
Networks, highlighting the impact of their work as well as the motivation and drive of their members. In the context of transformation and acquisition activities, it was acknowledged that there was a degree of hesitancy from some individuals around speaking up due to concerns around negative perceptions on their capabilities or performance. The Boards noted
therefore that it would be essential for Network sponsors and their respective Network Chairs to work together to create a safe and supportive environment where employees felt comfortable voicing their thoughts and concerns. we will also ensure that the work of the Networks is communicated and promoted not only within the Network community but more broadly to ensure alignment and reinforce trust.
Clear actions were identified from the session along with designated owners responsible for addressing each to ensure accountability and follow-through on key points raised.

Stakeholders considered

Key stakeholder groups:
Customers	Investors	Regulators	Communities	Employees	Climate

Annual Report 2025	Santander UK Group Holdings plc	26

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Non-financial information disclaimer
This Annual Report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, objectives and opinions. The NFI can be found throughout the report but mostly in the Sustainability Section. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgements, and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Annual Report 2025	Santander UK Group Holdings plc	27

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our strategy update
The next phase in our strategy
Evolving our
strategy
Our long-term vision remains unchanged
Our ambition is to be the ‘easiest’ bank with
‘better’ propositions for our customers. We are
becoming a digital-first bank, while always
retaining a human touch for moments that matter.
The Banco Santander group’s global scale,
shared platforms, and capabilities give us a
unique competitive advantage against our peers.
Santander UK continues to play an important role
in supporting the UK economy. The UK business
is strategically important to the Banco Santander
group bringing a stable currency and profitable
low risk scaled balance sheet.
In recent years, we have laid strong foundations
to meet the evolving expectations of our key
stakeholders by:
–Strengthening our core retail franchise
and profitability. We delivered core business
profitability while transforming our operating
model to increase customer activity, grow
recurring, capital-light revenue streams, and
expand high-value services. This enables us to
deepen relationships and deliver greater value
for existing customers.
–Transforming our operating model and
culture. We are leveraging Banco
Santander’s global capabilities to serve our
customers better. This includes technology
platforms, and embedding data and AI
capabilities as core to our operating model –
while strengthening our high-performance,
agile culture.
–Enhancing our scale. The proposed
acquisition of TSB (subject to regulatory
approval) marks a significant step in our
transformation journey and is a testament to
Banco Santander’s long-term commitment to
the UK. With the inclusion of TSB, over the
last 20 years, Banco Santander is
responsible for the biggest inward investment
in the UK banking sector. TSB will bring
additional scale to enable us to deliver an
even stronger bank for our customers,
colleagues, shareholders, and the
communities we serve.
Generate growth through valuable and loyal
relationships across chosen business
segments
We are carving out a unique niche in the UK
banking market by becoming simpler and
nimbler, leveraging the Banco Santander group’s
global capabilities while offering a
comprehensive, scaled suite of simple
propositions. We continue to strive to exceed
customers’ expectations consistently.
In Retail and Business Banking, our focus
remains on deepening customer relationships
while accelerating income growth. We aim to
build on our scale in Mortgages and Everyday
Banking, innovating to meet customers’ changing
needs. We will also continue to scale our
capabilities where we have headroom to grow
such as in cards, wealth management and
business banking. We plan to launch new
propositions,and enhance our channel
experiences and customer journeys.
In Corporate and Commercial Banking, our
strength remains our strong relationships
with UK clients. Our market-leading, data-led
understanding of clients will further enhance our
ability to win business, build loyalty, and support
customers to make their better happen.
Deliver operational excellence by
maximising efficiency and customer
satisfaction through digital transformation
We have very strong transformation momentum.
We are transitioning to a leaner, technology-
driven operating model, enabling us to serve our
customers better while significantly lowering the
cost to serve.
Customers will benefit from seamless digital
journeys complemented by access to human
support when required, with our branch network
increasingly focused on delivering high-value
interactions — a key point of differentiation
versus neobanks.
Operating leverage will be enhanced through a
simplified product suite and continued
convergence with the Banco Santander group’s
global platforms, supporting greater efficiency,
resilience and scalability.
Delivering value for all stakeholders
Our operating and business model
transformations complement our cultural
transformation to drive a high-performance
culture, underpinned by agile ways of working.
Together, these changes will enable us to deliver
personalised, on-demand customer experiences
that are faster and more effective, powered by
data and the responsible use of AI.
We expect this holistic transformation to drive
sustainable performance, strengthen customer
engagement and deliver structural profitability
through the cycle, creating long-term value.

Our 2026-28 Strategic plans and KPIs

Part of the Banco Santander group
Banco Santander outlined its 2026-28 strategic plan at
its Investor Day in London on 25 February 2025,
marking the next phase of its value creation. The plan
builds on the successful delivery of its 2023–25
strategic cycle and sets a roadmap for structurally
higher returns over the coming years.
Our strategic plans, including TSB
Santander UK is finalising its own strategy and key
performance indicators (KPIs) for 2026-28 and will
publish details once the proposed acquisition of TSB
receives regulatory approval.
A key focus for us will be on successfully integrating
TSB while supporting customers and colleagues, and
delivering our synergy commitments.
Our strategic plan and KPIs for 2026-28 are expected
to address the following:

–growing our customer base and deepening
relationships across the combined Santander UK
and TSB franchise, further strengthening our
position as a leading UK bank through increased
customer activation, product holdings, and
stronger advocacy.
–improved commercial metrics, including fees per
active customer and cost per active customer.
–growing revenue and reducing costs each year
(resulting in an improved cost-to-income ratio)
and increasing profit.
–increasing return on tangible equity (RoTE) in
excess of cost of equity as a result.
–capital strength, which will remain a cornerstone
of our strategy.

Sustainability

Work Café
Santander

Annual Report 2025

Annual Report 2025	Santander UK Group Holdings plc	28

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

In this section
Sustainability overview	29
Environment	30
Climate-related financial disclosures	31
Social	39
Governance	41

Annual Report 2025	Santander UK Group Holdings plc	29

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability
Sustainability overview
Financial institutions play an important role in
addressing sector-specific issues such as financial
inclusion and financial crime. They also contribute to
tackling broader societal challenges such as
education and skills, climate change, and social
mobility.
Our Sustainability strategy sets out how we address the most material topics identified through our double materiality assessment, carried out with
Banco Santander. It guides our ambition to enable inclusive and sustainable growth, and embed sustainability priorities into our business operations.
We embed environmental, social, and governance (ESG) priorities into how we do business. We are aligned with Banco Santander’s global strategic ambition while focusing on what matters most in the UK. Each year, we report on our progress and impact through our key publications, as detailed in this section.

2025 highlights

Financial
education
We published The Currency of Learning, a global
report based on a survey of nearly 20,000 people
around the world. It reveals gaps in financial
knowledge and urges broader financial education
to help people make better money decisions.
	The King’s Trust We launched a new five-year partnership with The King’s Trust to help young people across the UK build the skills they need to improve their career prospects.	Inclusive support We created an award winning animation to help colleagues understand neurodiversity and support customers with greater confidence.

237,500 customers Supported to become greener with products and services since 2021.	£23.6bn Green finance raised and facilitated since 2021.	c.£587m Green finance lending to renewable energy and battery storage infrastructure projects in 2025 undertaken by Specialised & Project Finance

30% Of cars financed through Santander UK in 2025 were low‑carbon vehicles. This includes electric, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2/km.
Board
composition
Two of our three Board Diversity and Inclusion
Policy ambitions for 2028 have been met,
including one female senior Board member
and one non-white minority ethnic Board member.
Female representation on the Board currently
stands at 29%, with further progress required to
reach the 40% ambition by 2028.

+/-15%
In 2025, ESG performance was embedded in
the UK Variable Pay Scorecard. Up to ±10% of
variable pay for all employees is linked to our
Sustainability strategy metrics, and a further
±5% is based on Banco Santander’s global
ESG performance.

Annual Report 2025	Santander UK Group Holdings plc	30

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Environment
Our Climate strategy is designed
to support our customers in a just
and orderly transition, as we work
to align our activity with the
UN Paris Agreement.
Our Climate strategy has three pillars:
–Supporting our customers in their
transition goals
–Embedding climate in risk management
–Aiming to align our activity with the
UN Paris Agreement.
Our internal climate transition plan defines how
we implement our strategy informed by the
HM Treasury Transition Plan Taskforce guidelines.
It outlines the actions needed to align our portfolios
with the UN Paris Agreement. We categorise these
into three groups:
–Actions wholly within our control
–Actions we can influence
–Actions we are reliant on and will need
to monitor.
We continue to support the UK’s energy transition
by funding renewable energy projects. This year,
we provided £587m in green finance lending to
renewable energy and battery storage
infrastructure projects undertaken by Specialised &
Project Finance. Our funding for electric vehicles
(EVs) also grew in 2025 to £1.14bn. Over the last
24 months, we trialled six test and learn
propositions to understand how best to support
customers in making energy-efficiency
improvements. These included cashback offers,
detailed retrofit advice, and updated EPC
assessments. We also learned that customers
were open to finding out more about retrofit options
but less likely to take up retrofit-linked products or
finance.
Building on this in 2025, we partnered with the
Energy Saving Trust to enhance our online
Greener Homes Hub. The Hub gives homeowners
straightforward, personalised advice on retrofit
measures, including potential costs and savings to
help them make informed decisions and take
realistic steps toward improving their home’s
energy efficiency.
Helping our customers move towards a just and
orderly transition sits at the heart of our Climate
strategy. By supporting customers with tailored
green finance solutions and practical advice on
reducing emissions, we also strengthen our ability
to identify, manage, and respond to climate-related
risks, impacts, and opportunities across our
portfolios. Since 2021, we have raised and
facilitated £23.6bn in green financing surpassing
our ambition of £20bn.
We carry out customer research to help us
understand barriers to the energy transition. The
second edition of our Tomorrow’s Homes report
highlights how consumer attitudes to home energy
efficiency upgrades and retrofitting have changed
in the past two years. It shows that more than half
of UK adults now believe improving their home’s
energy efficiency would have a positive impact on
their life. This is an increase from 2023 but barriers
remain including costs, confusion, and a lack of
skilled trades people.
In addition, our Green Finance research looked at
how homeowners are funding energy efficiency
improvements to their properties, such as solar
panels and heat pumps.
Green Skills research examined the growing
skills growing shortage of heat pump installers. It
highlighted the urgent need for training, re-skilling,
and workforce planning to support the UK’s clean
heating rollout.
We also conducted research on the factors
influencing consumer adoption of EVs and the
barriers to switching.
Our research findings have helped guide our
advocacy efforts with the UK Government to
promote policies that will better support our
customers. It has also helped to shape our
customer propositions.

Santander UK’s Climate Strategy
Helping our customers in the transition and managing climate-related risks and impacts
Supporting our customers in their transition goals	Embedding climate in risk management	Aiming to align our activity with the UN Paris Agreement

Help our customers transition to a low-carbon economy	Integrate climate-related risks and adhere to regulatory and supervisory expectations	Align key lending portfolios and reduce our own environmental footprint
Green finance products and propositions	Embedding climate as a transversal risk	Interim goals and addressing our dependencies
Key Enablers
Strategic partnerships	Data and disclosures	Stakeholder research and engagement	Policy advocacy	Green skills

Annual Report 2025	Santander UK Group Holdings plc	31

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Climate-related financial disclosures
Introduction
We believe the banking sector is an enabler for a just and orderly transition alongside other stakeholders, including governments. The landscape of climate change is constantly evolving and our aim is to continuously improve how we measure, manage, and report on it. In this section, we share our current and planned activities linked to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
This table shows our alignment to the TCFD recommendations and the Companies Act 414CB. Our disclosures are materially consistent with the TCFD recommendations and recommended disclosures (as defined in the FCA’s Listing Rules).

TCFD pillar and disclosure requirements	page	CA 414CB
Governance
a) Board’s oversight of climate-related risks and opportunities
The Board Responsible Banking Committee (RBC) provides Board-level oversight of climate performance. The RBC met five times in 2025. RBC discussed sustainability matters in four meetings.
The Board Risk Committee (BRC) is responsible for identifying environmental and social risks. Alongside the RBC, it assesses Santander UK’s exposure to climate-related risks and other relevant issues. The BRC met seven times in
2025 and discussed sustainability matters on two occasions.
The Board Audit Committee (BAC) maintains oversight of sustainability-related data, controls, and disclosures.
Key climate topics discussed across these committees include: data, engagement, narrative, policy, risk appetite, reporting, remuneration, regulatory/supervisory requirements, scenario analysis, strategy, and transition planning. The
Board will continue to oversee our Climate strategy, internal climate transition plan, and management of climate impacts, risks, and opportunities. This includes a focus on broadening our approach to embed transition planning within financial planning.
	31	(a)
b) Management’s role in assessing and managing climate-related risks and opportunities
Our Executive Committee (ExCo) provides executive challenge, oversight, steering, and review of our Sustainability strategy and performance. It is supported by the ESG Leadership Forum, which reports to ExCo, RBC, and the
Board. The Climate Transition Plan Governance Meeting supports the ESG Leadership Forum. It oversees the development, embedding, and execution of our internal climate transition plan. We review our sustainability operating model annually to update policies, processes, roles, and responsibilities as needed.
In 2025, the potential contribution of UK ESG metrics to employee performance-related remuneration within our qualitative performance assessment is +/-10%, of which +/- 5% is attributed to climate-related performance. This is in addition to the pre-existing contribution of +/- 5% linked to Banco Santander’s global ESG ambitions.
In 2025, management discussions on climate-related topics aligned listed in those in a) above.
31
Strategy
a) Climate-related risks and opportunities the organisation has identified over the short, medium, and long term
Climate is considered a transversal risk within our risk framework, which identifies and prioritises climate-related risks and opportunities for Santander UK. We published our Tomorrow's Homes update (Green Skills), and Green Finance research reports which provide insight into the risks and opportunities of a just transition and the role we can play to support this.
In 2025, we met our UK ambition to raise or facilitate £20bn in green finance from a 2021 baseline. We continued to support the energy transition by raising or facilitating £587m of green finance in 2025 to fund a range of renewable and battery storage infrastructure projects undertaken by Specialised & Project Finance.
	31-33	(d), (e), (f)
b) Impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning
We partnered with the Energy Savings Trust to enhance our Greener Homes Hub. The Hub provides homeowners with clear and accessible advice on retrofit measures, supporting improvements in home energy performance and customer resilience. Over time, as these upgrades will be  reflected in updated EPC data, they will contribute to a reduction in our financed emissions.
We have entered into a new auto financing partnership with Tesla, making it our third EV-only manufacturing partner.
With low carbon models now accounting for approximately 30% of cars now financed in 2025, this partnership aligns our financing activity with a growth segment where demand is increasing.
We have improved our lending criteria for new build mortgages by extending the time our mortgage offers are valid for and updating our affordability policy. Since many new build homes are constructed to higher energy efficiency standards, these changes help reduce our transition risks and enable better alignment with a low-carbon outcome in our mortgage portfolio.
We partnered with SaveMoneyCutCarbon to trial support for our business customers in their low-carbon journey. The partnership gives access to tools and services designed to facilitate their transition to a low-carbon economy.
Our approach to transition is to embed climate considerations within our business strategy and for these to become intrinsic to wider processes such as financial planning.
Delivery of our green finance ambitions is explicitly considered within our financial planning process. While climate stress testing results are reviewed as part of this process, to date they have not been material enough to impact financial planning outcomes.
31-33
c) Resilience of the organisation’s strategy, taking into consideration different climate-related scenarios including a 2°C or lower scenario
Our scenario analysis exercises assess the resilience of our strategy against the impacts of climate change in two different scenarios (including a less than 2.0°C scenario). Our 2025 analysis indicates that while climate-related risks can potentially intensify other risk factors, we remain resilient within the context of the scenarios examined.
In 2025, we expanded our internal climate transition plan to cover a wider range of sustainability topics, recognising the interconnections between issues such as climate, nature, and adaptation. This allows us to capture emerging risks and opportunities that may materialise over the short, medium, and long term.
31 & 34

Annual Report 2025	Santander UK Group Holdings plc	32

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

TCFD pillar and disclosure requirements	page	CA 414CB
Risk management
a) Organisation’s processes for identifying and assessing climate- related risks
We continue to embed climate within our existing risk management framework to identify and assess climate-related risks. In 2025, our Climate Internal Scenario Analysis (CISA) assumptions, particularly on government policy and book composition, remained aligned with our internal transition plan. This enables us to maintain a rounded view of the risks and opportunities associated with the transition.
In 2025, our scenario assessed the risk of three sequential river floods affecting London and the South East, in 2026,
2028 and 2033 combined with the effects of a disorderly delayed transition from 2030. This allowed us to explore previous assumptions about the role insurability and cost of insurance has on the physical risk profile of our mortgage book.
	32-34	(b), (c)
b) Organisation’s processes for managing climate- related risks
During 2025, we undertook several key initiatives to effectively manage climate-related risks:
We enhanced our ESG Risk Policy to integrate ESG into risk management. The policy now outlines that ESG Risk management is everyone's responsibility. It should be embedded within our strong risk culture and every employee must be aware of, and understand, the risks generated by their day-to-day activities. They must also avoid taking risks where the impacts are not known or exceed our risk appetite.
We have taken steps to identify ESG as a transversal risk within our risk management framework and our risk control library has been adapted to identify risks that may manifest due to climate events. We continued to improve our greenwashing controls through staff training programmes and enhanced governance. This includes oversight of ESG product labelling and implementing policies and procedures.
32-34
c) How processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management
Throughout 2025, we continued to embed climate risk management into our business operations. We aim to continually review and refine our approach to climate change risk appetite, incorporating the outputs from CISA to establish a well-informed risk appetite across the business.
During 2026, we will integrate results from our Client Environmental Risk and Opportunity Model (CEROM) to
produce a climate-related risk score that can be used to assist with credit decisioning in the future that integrates sustainability risks.
32-34
Metrics and targets
a) Metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
In 2025, we continued to use our environmental dashboard to monitor the progress of the internal and the external levers identified as critical for achieving our ambition to align with the UN Paris Agreement.
Dashboard metrics are reported quarterly to our Climate Transition Plan Governance Meeting and the ESG
Leadership Forum. The dashboard is used to inform a wide range of actions, including public policy engagement, customer research, and green finance initiatives.
Additionally, our annual Variable Pay Scorecard provides a weighting related to ESG performance, with ambitions linked to execution of our Climate strategy. Our emissions reporting has focused on areas with the most material footprint across Santander UK.
We continue to expand our coverage of Scope 3 emissions categories in line with the GHG Protocol, while also improving our data gathering and reporting capabilities.
	32 & 35-38	(g), (h)
b) Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and related risks
We continue to disclose our Scope 1 and 2 emissions and financed emissions associated with our lending. This includes financed emissions for Mortgages, Auto finance, and Commercial Real Estate (CRE) (which accounts for the majority of our Corporate and Commercial Bank (CCB) lending).
We have made progress on enhancing our CRE data in this area and we are implementing a plan to increase our data accuracy score leading to a change in our PCAF from 4 to 3.9. In addition, we continue to assesses our supply chain Scope 3 emissions broken down by purchased goods and services, capital goods, and upstream and downstream transportation and distribution.
Internally, we completed an initial assessment of all Scope 3 categories of the GHG Protocol to understand their impact. We improved our in-house calculation abilities for emissions from employee commuting and homeworking, as well as emissions from waste generation across our estate. We are implementing a plan to include these categories in future disclosures.
32 & 35-38
c) Targets used by the organisation to manage climate-related risks and opportunities and performance targets
We are aligned to Banco Santander's approach to progressively set specific actions to align our portfolios with the
UN Paris Agreement, which focus on managing and activating key levers. Our internal analysis of all emissions categories also includes assessments against multiple Paris Agreement Aligned Pathways.
In 2025, we met our UK ambition to raise or facilitate £20bn in green finance and support 180,000 customers with products and services that make the just and orderly transition more achievable since 2021. While we continue to monitor a range of climate-related risks, we do not have specific ambitions or key performance indicators for those that we do not currently deem material to our strategy.
22-23 & 32 & 35

Annual Report 2025	Santander UK Group Holdings plc	33

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Strategy: Climate risks and opportunities
Our climate strategy focuses on managing climate risks and opportunities, assessing impacts on portfolios, and our wider business strategy. The implementation of our transition plan forms a key part of our mitigation approach. While we continue to monitor a range of climate-related risks, we do not have specific ambitions or key performance indicators for those that we do not currently deem material to our strategy.

Risks	Term[1]	Risk rating[2]	Impact	Mitigation
Physical
More frequent and severe climate events	All	Low	May cause damage, business disruption, or affect insurability and asset values of mortgages and CRE.	We monitor flood risk for all our real estate assets and include physical climate risks in our scenario analysis.
	MT, LT	Low	Physical damage to Santander UK assets such as offices and branches.	We conduct a climate change risk assessment of our estate every five years. Exposure is currently low.
Transition
A delayed and disorganised transition	All	Medium	Stringent government measures cause inflation and financial instability and the wider economic impact may affect our customers’ credit risk profiles.	We include a delayed transition within our scenario analysis, and do not yet assess the impacts to be material.
New EPC laws strand low- efficiency properties	MT	Medium	Lending on energy-inefficient homes and commercial real estate may become stranded.	We monitor the EPC rating of all our real estate assets.
Lack of access to timely, high quality data	All	Low	Impacts our ability to monitor and measure our emissions preventing us from accurately assessing the risks and opportunities arising from the transition.	We continually enhance data quality in our financed emissions reporting. We will also integrate more granular data into our scenario analysis to improve outputs and understanding of climate risks.
Partners give unsuitable retrofitting advice or poorly performed retrofits	MT, LT	Low	Potential for conduct-related risks leading to regulatory or legal penalties and damage to Santander UK’s reputation.	We thoroughly vet all our test and learn partners to provide high-quality services.
Rapid EV technological developments increase residual value risk	All	Low	Older EVs depreciate more rapidly than anticipated, which can affect the profitability of the auto lending portfolio.	Residual value forecasts are included in predictive market- driven data received from our independent valuation analytics company prior to all sales being made.
Rapidly evolving regulatory landscape for net zero	All	Low	Non-compliance with these regulations could lead to reputational risks, potentially damaging Santander UK’s image and trust with stakeholders.	Lines one and two of our risk framework use dedicated horizon scanning to identify and manage new climate-related policy and regulations with relevant business parts.
Falling behind the UK's progress towards net zero	All	Low	Could lead to reputational risks, potentially damaging Santander UK’s credibility.	We have developed our internal climate transition plan and aim to align our activity with the UN Paris Agreement.

Opportunity	Term[1]	Benefit	Action
Homes
Grow our green mortgage lending book	All	Increasing energy efficiency regulations will drive our retail customers to retrofit, potentially requiring additional financing.	Developing products to support customers in meeting regulations using insights gained from our Tomorrow’s Homes report.
Growing retrofit market	All	The need to retrofit the UK’s housing stock presents an opportunity to offer customers tailored retrofitting products.
Consumer Finance
Develop collaborative relationships with vehicle manufacturers	All	The transition to EVs has provided the opportunity for new manufacturers to enter the UK with whom we can grow our partnerships.	We have already developed relationships with BYD, Polestar and Tesla.
New charging infrastructure markets	All	Opportunities to expand into new green charging infrastructure markets.	In the short term, we will conduct further research to better understand the opportunity.
Corporate and Commercial Banking
Support our clients in their transition	All	Increasing regulation on transitioning the UK economy to net zero will require our corporate and commercial clients to transition which may require additional financing.	We engage clients in conversations on ESG impacts and offer support. In the short term, we will conduct research into clients' challenges and develop pilot products to aid them.
Provide financing for the green economy	ST, MT	The UK Government’s Clean Power 2030 Action Plan offers opportunities to increase our financing of renewable energy infrastructure and battery storage.	We continue to finance renewable energy projects and lent c. £587m of green finance in 2025 to renewable energy and battery storage infrastructure projects by Specialised & Project Finance.
Growing retrofit market	All	Increasing regulation on improving energy efficiency will drive our CRE customers to transition which may require additional financing.	In the short term, we will conduct further research to better understand the challenges faced by our CRE clients and how we can best support them.
Own operations
Reduce emissions from our own properties	ST, MT	This offers a great opportunity to set an example and minimise our footprint.	We have set ourselves an ambition to achieve net zero in our own operations by 2030.
1Short term (2025–2030): Aligns with our financial planning horizon. Medium term (2031–2035): Aligns with industry and policy 2030 milestones. Long term (2036–2050): Aligns with our net zero ambition.
2Business impact (low, medium, high): the scale of potential loss in terms of profitability/revenues, diminishing value of collateral/assets, or occurrence of increased potential costs that Santander UK could face for climate-related risks.

Annual Report 2025	Santander UK Group Holdings plc	34

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Risk management: Climate, stress testing and
scenario analysis
Climate scenario analysis is one of the practical
tools we use to understand and manage climate-
related risks. It helps to test how resilient our
business model and strategy may be under
different climate change pathways.
It also helps us explore where financial impacts
could arise over the short, medium, and long term,
supporting clearer risk management choices and
strategic planning.
We have developed the capability to design and
run tailored climate models through our Climate
Internal Scenario Analysis (CISA) framework. In
2024, we carried out long-term climate stress
testing using these models. In 2025, we extended
our work to focus more closely on severe physical
climate risk scenarios. We design plausible
scenarios that are relevant and useful to decision
making. The scenarios meet regulatory
expectations while also supporting internal risk
assessment.
CISA provides a long‑horizon, dynamic balance
sheet assessment of transition and physical risks
and uses Santander UK’s existing stress-testing
methodologies and infrastructure. The modelling
incorporates factors to forecast how climate
change may affect credit risk and collateral values
over time, including:
–Simulation of new mortgage lending by Energy
Performance Certificate (EPC) rating
–Use of regional house price indices to project
collateral values
–Adjustments to collateral and Probability of
Default based on climate risk exposure, costs,
and insurability
–Sector-level Gross Value Added pathways.
The analysis differentiates between physical risks,
including flood, subsidence, and coastal erosion,
and transition risks, such as changing government
policy, and impacts on customer affordability from
higher energy costs.
2025 CISA: Bespoke flood scenario followed
by delayed transition
Our 2025 scenario examines the potential impact
of severe and reoccurring physical climate events.
This takes place within London and the South
East, a geographically concentrated area of our
portfolio and prompts rapid and much needed
government intervention. As the pace of climate
change accelerates, more frequent and severe
physical hazards are expected, increasing
disruption to economic activity.
We selected this scenario to build on earlier
stress‑testing insights, as previous exercises
showed that the availability of insurance is a key
factor impacting the results. This enabled a
forward‑looking assessment of the portfolio’s
resilience in one of our more concentrated areas.
Given the geographical concentration of our
mortgage portfolio in London and South East
England (over 55% of exposure), we assessed a
severe physical risk scenario involving three major
river floods in 2026, 2028, and 2033.
Approximately 15% of London is located on a
floodplain that is increasingly vulnerable to extreme
rainfall events, which could overwhelm existing
flood defences, heightening the potential impact of
such events on households, insurers, and local
systems. The scenario is designed to capture this
cumulative disruption and also incorporates a
subsequent phase of accelerated climate policy
implementation, reflecting delayed transition
responses by government. Taken together, these
assumptions allow us to assess how the portfolio
may perform under prolonged physical stress,
while also highlighting areas where additional
action may be required to support customers and
strengthen risk management.
Our modelling indicates that flood damage would
affect multiple sectors with the most significant
impacts being felt in real estate. Damage to
physical assets and infrastructure also causes
disruption through interruptions to transport, work
patterns, and wider economic activity.
From 2030, the scenario assumes the disorderly
introduction of climate policies, including higher
carbon prices, lower energy demand, and a rapid
shift towards renewable energy. These transition
effects are captured through macroeconomic and
sector-specific pathways.
Based on the 2025 exercise, we estimate a 19%
increase in losses relative to the baseline scenario
over the 10-year assessment horizon. Potential
losses are mitigated by a low average loan-to-
value ratio across the portfolio, which provides
a degree of resilience against shocks to
collateral values.
To better understand tail risks, we also tested
sensitivities for residential properties in London
and the South East. We did this by varying the
proportion of homes affected by flooding and
assumptions around insurance coverage. Flooding
sensitivities remained relatively low, largely due to
the continued effect of low loan-to-value ratios.
This analysis did not assume total property loss or
wider affordability impacts, which will be explored
in future CISA exercises.
What insights did we generate?
Based on the 2025 CISA results and earlier
scenario analysis exercises, the findings do not
suggest the need for additional capital or changes
to IFRS 9 provisioning. As our climate scenario
analysis continues to mature, we will enhance
modelling with improved data range and quality,
and greater use of technological solutions. We will
also expand scenarios across a broader range of
short, medium, and long-term horizons. This will
enable a deeper analysis of physical risks and their
potential financial impacts.

CISA scenario	Baseline	Physical event followed by delayed transition	Sensitivity
Scenario characteristics	Reflects current landscape and government policies to provide a basis for comparison with other scenarios.	Three sequential river floods impacting London and the South East triggering severe government mitigation policies. The impacts are felt across all sectors and productivity declines.	The sensitivities consist of various flood and insurance coverage assumptions which reflect impacts in the absence of Flood Re scheme with an assumption of no government intervention.
Time horizon	10 years	10 years	10 years
Nature of physical risks	Medium	Severe	Severe
Nature of transition	Partial	Disruptive	Disruptive
Transition start date	2025	2030	2030

Annual Report 2025	Santander UK Group Holdings plc	35

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Metrics and targets
We continue to monitor progress against our climate ambitions. The table shows the ambitions associated with the pillars of our Climate strategy and the metrics we use to monitor progress. We will continue to refine our climate-related metrics and associated ambitions in 2026, focusing on actions and impact that we can influence.
Supporting our customers in their transition goals
In 2021, we set two ambitions for 2025 to track how we are supporting our customers in a just and orderly transition. These ambitions form part of our medium-
term scorecard (see sustainability overview section), and the table below shows our progress. This year, we achieved both ambitions: We have delivered £23.6bn of green financing exceeding the £20bn ambition defined in 2021 and we’ve also supported 237,500 customers to become greener with green products and services against an ambition of 180,000. Considering our ongoing business transformation and our continued work to align UK ambitions and performance with
Banco Santander’s global sustainability ambitions, we will reassess in 2026 to determine the best approach for defining our future and ambitions in the UK.

Santander UK medium-term climate change ambitions and 2025 performance
Climate strategy pillar: Supporting our customers in their transition goals
	Metric	Performance		2025 ambition	Climate-related risk or opportunity	Progress in 2025
		2025	Cumulative since 2021
1	Volume of green finance raised and facilitated.[1]	£6.4bn	£23.6bn	£20bn	This ambition reflects our ambition to finance green assets and activities.
Status: Achieved
In 2025, we exceeded our target, raising £23.6bn against a £20bn ambition. This outperformance was driven primarily by EPC A and B mortgage lending, alongside financing for electric and plug-in hybrid vehicles for retail customers.

2	Number of customers supported with products and services	85,000 customers	237,500 customers	180,000 customers	This ambition considers the impact our green lending has in supporting customers with their own transition.
Status: Achieved
Since 2021, a total of 237,500 customers have been supported, considerably exceeding the ambition of 180,000. Performance has been driven primarily by increased demand for lower-emission vehicle finance and further supported by growth in EPC A and B mortgage lending.

Climate strategy pillar: Aiming to align our activity with the UN Paris Agreement
	Metric	2025	Reduction since 2019	2030 ambition	Climate-related risk or opportunity	Progress in 2025	Looking ahead
3	Work towards achieving net zero in our own operations by 2030.[2]	2,187 tCO2e	70%	Net zero in our own ambitions	Improving operational sustainability performance will limit the carbon footprint of our own operations	Reductions in our Scope 1 emissions were mainly driven by rationalisation of our estate and refurbishment initiatives.	Status: On track We will continue to execute our property strategy and implement actions to achieve our 2030 ambition.
1Banco Santander uses an internal classification system to define what investments can be considered green or social financing. We apply this to our lending and identify the following as green finance:
Renewable energy and other clean technology financing; mortgages on properties with A- or B-rated EPC; and financing for electric vehicles, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2 /km. Cumulative since 2021.
2Refers to Scope 1 and Scope 2 market based emissions.
Embedding climate in risk management
Retail and Business Banking – Mortgages
We closely monitor the physical and transition risks of climate change to residential mortgages – our most significant lending activity. We embed these risks into our governance and risk management, scenario analysis, decision making, and financial risk disclosures.
Energy efficiency profile of our residential mortgage book (transition climate risk)
The table below shows the distribution of energy performance certificates (EPCs) by band across all regions. In 2025, the proportion of A to C-rated, energy-
efficient properties on our mortgage books increased to 43%, up from 42% in 2024. This was driven by growth in EPC A- and EPC C-rated properties over the period.

EPC band distribution[1]
	% volume of the portfolio								% value of the portfolio
	A	B	C	D	E	F	G	Total	A	B	C	D	E	F	G	Total
	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%
London	0.03	2.41	4.96	6.98	2.30	0.31	0.06	17.05	0.05	3.00	7.12	11.18	3.91	0.52	0.11	25.90
Midlands	0.08	2.41	3.61	5.66	2.01	0.41	0.08	14.25	0.09	2.18	2.70	4.13	1.43	0.32	0.07	10.92
Northern Ireland	0.00	0.22	0.37	0.74	0.43	0.16	0.02	1.95	0.00	0.14	0.19	0.35	0.20	0.08	0.01	0.98
North	0.08	2.63	5.25	8.34	2.73	0.47	0.10	19.60	0.09	2.16	3.51	5.32	1.73	0.32	0.06	13.20
South West and Wales	0.08	1.67	3.30	4.81	1.81	0.47	0.12	12.26	0.10	1.54	2.68	3.94	1.51	0.43	0.10	10.29
Scotland	0.05	0.57	1.66	1.31	0.36	0.09	0.02	4.07	0.06	0.53	1.10	0.86	0.26	0.07	0.01	2.89
South East	0.17	4.99	8.69	12.05	4.00	0.77	0.15	30.82	0.26	5.97	9.66	13.87	4.85	1.03	0.18	35.82
Total 2025 (registered)	0.49	14.90	27.83	39.88	13.64	2.69	0.56	100.00	0.65	15.51	26.95	39.65	13.90	2.77	0.54	100.00
Total 2024 (registered)	0.40	15.00	26.60	40.30	14.40	2.80	0.60	100.00	0.45	15.87	25.57	39.86	14.70	2.96	0.56	100.00
Total 2025 (registered and modelled)	0.39	11.92	25.66	46.61	12.72	2.24	0.45	100.00	0.57	13.67	25.46	43.66	13.61	2.53	0.48	100.00
Total 2024 (registered and modelled)	0.30	11.70	24.10	47.70	13.40	2.30	0.50	100.00	0.39	13.72	23.95	44.30	14.39	2.67	0.49	100.00
1The EPC percentage distribution does not total 100% due to a small number of properties recorded with a blank EPC rating.

Annual Report 2025	Santander UK Group Holdings plc	36

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Energy efficiency profile of our residential mortgage book (transition climate risk) continued
EPC data for our residential mortgage portfolio is provided by Landmark, sourced from the central EPC registers for England and Wales, Scotland, and Northern
Ireland. Where a property lacks an EPC rating, Landmark infers energy efficiency using its proprietary model or reference to EPC ratings in the same postcode area. Reasonable efforts are made to ensure data is complete and accurate.
Flood risk (physical climate risk)
Flooding is one of the most material physical climate risks to our mortgage portfolio. We closely monitor the flood risk for every Santander UK mortgage using postcode-level data. Flood risk probability is expressed as a ratio, such as a one in 30-year event (1:30) indicating the likelihood of flooding in a given year. 95% of properties in our mortgage lending have very low or negligible flood risk. We regularly assess the impact of physical climate risks on our portfolio's value, as set out in the Credit risk section of this Annual Report. The table below shows the annual flood risk for mortgage accounts open on 31 December 2025. Flood risk estimates are based on the likelihood of winter precipitation exceeding 6mm per day and account for coastal, river, and pluvial flooding. Landmark provides current flood risk estimates and 50-year forecasts using four climate change scenarios. In addition to flooding risk, we recognise that other physical climate risks, including extreme heat, subsidence, and costal erosion may impact our portfolio. We continue to develop our understanding of their potential materiality.

Flood risk for residential mortgages by volume (50-year forecast) 2025
% volume of the portfolio									2024 Total
	London	Midlands	North	Northern Ireland	South West & Wales	Scotland	South East	Total
High: >1:30	0.03	0.01	0.03	0.03	0.02	0.01	0.10	0.23	0.24
Medium: between 1:30 and 1:100	0.18	0.06	0.16	0.03	0.09	0.03	0.26	0.82	0.81
Low: between 1:100 and 1:1,000	1.29	0.40	0.74	0.06	0.54	0.21	1.13	4.37	4.33
Very Low: between 1:1,000 and 1:10,000	1.84	0.60	0.89	0.06	0.47	0.18	1.62	5.66	5.61
Negligible: <1:10,000	13.50	12.56	17.60	2.63	10.99	5.16	26.47	88.91	89.01
Total 2025 (registered)	16.84	13.63	19.43	2.82	12.12	5.58	29.58	100.00	100.00
Consumer Finance
The main sustainability shift influencing our Consumer Finance division is the phase-out of internal combustion engine (ICE) vehicles. The shift to EV comes with potential risks to auto loan demand and vehicle residual values. The distribution of our Consumer Finance portfolio balance sheet across vehicle types is below.

Vehicle type	2025	2024
	%	%
Hybrid electric vehicles	17	13
Plug-in hybrid electric vehicles	11	8
Electric vehicles	18	13
Internal combustion engine vehicles	53	65
Corporate and Commercial Banking
In 2025, our corporate lending exposure to sectors with severe climate change impacts remained relatively low with an increase in real estate activities by 3 percentage points as shown in the table below. Our admissions criteria have been enhanced to include new restrictions for human rights abuse, consideration of broader social issues, and nature-related factors such as biodiversity loss. Admissions criteria identify, assess, monitor, and manage environmental and social risks and other climate change-related activities. They also give clarity on providing services to businesses that are requesting sustainable finance or products that support energy transition.

Credit exposure to carbon intensive sectors(1)	2025 £m	2025%	2024 £m	2024%	% change
Real estate activities (including Social Housing)	8,954	49.7	8,672	52.3	3
Accommodation and food service activities	1,149	6.4	1,155	7.0	1
Wholesale and retail trade	911	5.1	948	5.7	1
Construction	1,131	6.3	915	5.5	-1
Manufacturing	801	4.4	536	3.2	-1
Electricity, gas, steam, and air conditioning supply	619	3.4	403	2.4	-1
Information and communication	614	3.4	324	2.0	-1
Transport and storage	262	1.5	180	1.1	0
Agriculture	61	0.3	93	0.6	0
Water supply	78	0.4	84	0.5	0
Mining and quarrying	41	0.2	70	0.4	0
1We classify carbon-intensive or climate-relevant sectors in line with the European Banking Authority’s technical standards on prudential disclosures on ESG risks in accordance to Article 449a CRR (Pillar 3), following the NACE classification.
Aiming to align our activity with the UN Paris Agreement
Own operations
This includes significant reductions in energy and waste production. More details about our sustainability metrics and performance trends are available in the
Metrics section of the Sustainability Supplement.
Streamlined Energy and Carbon Reporting (SECR)
We continue to monitor and evaluate our energy use and carbon footprint in line with SECR regulations. Emissions are calculated using the UK Government
Department for Energy Security and Net Zero (DESNZ) conversion factors. In 2025, we consumed 80,469,017kWh of energy, compared to the 89,994,215 kWh

Annual Report 2025	Santander UK Group Holdings plc	37

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
used in 2024. The reduction was primarily driven by the rationalisation of our head office estate. Electricity consumption also decreased, reflecting these head office closures and the continued upgrade and optimisation of building systems to improve energy efficiency. Santander UK plc partially occupies our Triton
Square office, which is also used by other Banco Santander entities. As Santander UK plc holds operational control, including areas of the building that we do not directly occupy, we have made the decision to fully account for its emission profile within the reporting for this entity. This approach was jointly agreed with Banco
Santander and has been in place since 2019, our baseline year. In 2025, we recorded 4,593tCO2e of greenhouse gas emissions compared with 5,577tCO2e in
2024. Our total Scope 1, 2, and 3 emissions for 2025 are set out in the SECR table. In 2025, emissions from business travel reduced from 3,039tCO2e to
2,406tCO2e. The majority of this reduction was driven by updates to the UK Government’s emission conversion factors, which lowered the calculated emissions compared to the prior year. In addition, there was a modest reduction attributable to changes in travel behaviour. While total distance travelled increased during the year, the travel mix shifted towards lower-emitting modes, including increased use of rail and electric vehicles.  This lowered emissions per kilometre travelled and helped moderate the impact of increased travel volumes.

Streamlined Energy and Carbon Reporting (SECR)	2025	2024
Scope 1 (tCO2e)	2,133	2,473
Scope 2 location-based (tCO2e)	12,392	16,259
Scope 2 market-based (tCO2e)	54	65
Scope 3 business travel (tCO2e)	2,406	3,039
Total (tCO2e)	4,593	5,577
Year-on-year change (%)	(18)%	3%
Total emissions per employee (tCO2e/FTE)	0.30	0.29
Financed emissions
In the UK, our internal climate transition plan articulates how we are implementing our Climate strategy. This includes exploring and analysing different UN Paris
Agreement aligned pathways for our portfolios. To define pathways for our portfolios, we consider key external and internal levers. These include Government policy and our own commercial actions, on which we have different degrees of influence. We aim to integrate the learnings from this process into our overall business strategy and climate risk management cycle. We are also aware of challenges in obtaining high quality data. In 2025, we continued to assess financed emissions for our Mortgages, Consumer Finance and Commercial Real Estate lending portfolios, the latter including Social Housing, Care Homes, and Hotels.
We use the latest Partnership for Carbon Accounting Financials (PCAF) financed emissions methodology for these material portfolios. More information on our emissions calculation methodologies for Mortgages, Consumer Finance, and CRE are given in the section. Additional notes on GHG emissions calculations below. We have been PCAF members since 2021 and contribute to the ongoing development of its standards. The PCAF data quality scores give an indication of data confidence where a lower score means a higher level of data confidence. We are working to improve the quality and collection processes for our underlying data. Our approach to calculating and attributing financed emissions is overseen and approved by our ESG Leadership Forum. We are disclosing emissions for our mortgage portfolio to 31 December 2024. We continue with the approach we established in 2024 that calculates emissions using EPC ratings and PCAF emissions factors. This approach offers increased accuracy by using emissions factors that are more aligned with current grid intensity. Financed emissions intensity within our mortgage portfolio decreased from 20.9 to 20.7 kgCO₂e/m².  This reduction was driven by enhanced coverage and quality of EPC data across the properties we finance, with these enhancements implemented in 2025 and reflected in our 2024 emissions data. Absolute financed emissions declined over the period, primarily as a result of a reduction in the total number of properties held on our mortgage books.

Residential Mortgages portfolio financed emissions	2024	2023
Exposure covered (£bn)	167.3	175.3
Total portfolio (£bn)	169.0	176.9
Coverage of portfolio (%)	99.0	99.1
PCAF data quality score	3.2	3.2
Emissions intensity (kgCO2e/m2)	20.7	20.9
Financed emissions (thousand tCO2e)	1,116	1,221
We first reported baseline financed emissions for our Consumer Finance portfolio in 2023. This year’s disclosure is for financed emissions to 31 December 2024.
With three years of reporting financed emissions for Consumer Finance we can make useful comparisons. In 2024, our financed emissions from auto lending activities reduced, reflecting continued growth in hybrid and electric vehicle adoption across the market. This year we enhanced the automated process that calculates and reports emissions from our Consumer Finance portfolio. Results are updated monthly and reported to senior management to support business decisions. Emissions disclosed in this section only include emissions from passenger cars and exclude £196m of loans to other vehicles.

Consumer Finance portfolio financed emissions	2024	2023
Exposure covered (£bn)	8.8	8.6
Total portfolio (£bn)	9.0	8.8
Coverage of portfolio (%)	98.0	98.0
PCAF data quality score	2.2	2.1
Emissions intensity (gCO2e/km)	133.4	141.3
Financed emissions (thousand tCO2e)	1,232	1,336
In 2024, we reported baseline financed emissions for our Commercial Real Estate (CRE), Social Housing, Care Homes, and Hotels portfolio for the first time, using data as at 31 December 2023. This represents our second year of reporting and includes updated data to 31 December 2024. Over the reporting period, financed emissions intensity across the CRE, Social Housing, Care Homes, and Hotels portfolios decreased from 25.4 kgCO₂e/m² to 22 kgCO₂e/m². This reduction was driven primarily by improvements in data quality, including EPC classification and more accurate property type mapping, with these enhancements implemented in 2025 and reflected in our 2024 emissions data. The portfolio mix change is due to the data enhancements. As a result of these data quality changes, our PCAF data quality score changed from 4 to 3.9. Emissions disclosed excludes those from CRE syndicated loans of £1.2bn, further information can be found in additional notes on GHG emissions calculations.

Annual Report 2025	Santander UK Group Holdings plc	38

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued

CRE, Social Housing, Care Homes, and Hotels portfolio financed emissions	2024	2023
Exposure covered (£bn)	8.6	9.6
Total portfolio (£bn)	10.0	9.7
Coverage of portfolio (%)	86.4	98.7
PCAF data quality score	3.9	4.0
Emissions intensity (kgCO2e/m2)	22.0	25.4
Financed emissions (thousand tCO2e)	94	114
Additional notes on GHG emissions calculations
Boundary
Scope 1-3 GHG emissions include the activities and facilities owned and/or under operational control of Santander UK Group Holdings plc.
Calculation
Scope 1: GHG emissions from oil, gas, direct transport, and fugitive gas emissions. Emissions calculations for these sources follow the GHG Protocol Corporate
Standard. Consumption and transport data is extracted from relevant source systems and records. Internal systems include meter readings, maintenance records, mileage claims, and internal travel systems. External systems include bill validation systems and external supplier invoices. We use the relevant UK Government
Department for Energy Security and Net Zero (DESNZ) conversion factors and collate emissions into a total Scope 1 emissions figure.
Scope 2: GHG emissions from purchased electricity and electric fleet and company cars. For Santander UK, we use the market-based approach to quantify our
Scope 2 emissions. This means we use emissions factors provided by our electricity suppliers. For our Scope 2 emissions, this method reflects the emissions from electricity we have purchased via green tariffs. These provide electricity from renewable sources including biomass and wind generation. Scope 2 emissions for electricity consumption are calculated using the relevant UK Government DESNZ conversion factors and guidance. Emissions from electric vehicles are calculated using the Residual Mix from DESNZ Fuel Mix Disclosure. Data for electricity consumption and travel by electric vehicles are extracted from relevant source systems including billing invoices and mileage claims. In 2025, 74% of fleet cars were battery electric vehicles and 26% were hybrid. Emissions sources collated into a total Scope 2 emissions figure.
Electricity purchased by Santander Financial Services plc (SFS) is from conventional energy sources. We record Scope 2 emissions from SFS both as location-
based and market-based emissions. We source data for SFS electricity use from billing invoices. We used the average monthly electricity consumption to predict consumption for the remainder of the year in cases where data was delayed for year-end reporting.
Scope 3 – Business travel: This includes GHG emissions from indirect travel that have not been included in Scope 1 and 2. Business travel by air, road, and rail is included. Business travel records are taken from relevant internal systems or provided by our third-party travel administrator. The distance travelled in kilometres is converted into GHG emissions using relevant factors from UK Government DESNZ and collated into a total for Scope 3 business travel emissions. Car data is based on engine size, flight figures are based on average cabin seat class, and rail data is based on average cabin seat class. Rail figures are based on national rail conversion factors. Taxi travel is excluded due to lack of mileage data. Business travel data expenses are recognised for reporting when they are logged into our systems. There can be a small amount travel that occurred shortly before 1 January 2025 included in 2025 reporting. This is in line with the company policy grace period for registering travel. We have completed the analysis to understand the impact of this approach, and we have deemed it immaterial compared to the total amount of travel undertaken throughout the year.
Scope 3 – Financed emissions: The methodology for residential mortgages has remained aligned with the one that was followed in the previous reporting season. Calculations for residential mortgages include the attribution factor. This is the outstanding amount of the loan at 31 December for each mortgage divided by the total property value at origination for each building, as per PCAF’s methodology. We use PCAF derived emissions factors to calculate the emissions for each property. Those are derived from the EPC label and floor area at a property level provided to Santander UK by the external data provider, Landmark. Where
EPC data is not available, Landmark uses modelled data. Buildings emissions are then modelled using PCAF emissions factors mapped by property type, location, and EPC band.These building emissions are then aggregated to provide portfolio-level emissions. We recognise that EPCs have several limitations, including gaps in coverage, a lack of dynamic updates to capture improvements in properties and a disconnect from actual energy usage. We recognise the need to mature our approach to further refine and address these limitations. We intend to maintain our current approach of providing full transparency and reconciliation to prior years while we further mature and stabilise our approach to calculating emissions for this portfolio. Calculations for Consumer Finance include the attribution factor. This is the outstanding amount of the loan at 31 December divided by the vehicle value at origination, as per PCAF’s methodology. Vehicle emissions are based on vehicle make and model and are provided by a third party, CAP, using the WLTP and NEDC data sets. Vehicle distance is taken from the annual forecast mileage recorded on the agreement at point of sale. These vehicle emissions are then multiplied by the attribution factor, before being aggregated to provide portfolio-level emissions. This year we continued to enhance our capabilities for assessing financed emissions associated with our Commercial Real
Estate book. As a starting point we extracted data from source systems, and then reconciled this to financial returns, this increased the level of granularity of property level data. We changed our external provider for EPC matching from Gloval to Energy Savings Trust. These two factors combined improved our data coverage of EPC rating and allowed us to apply more accurate proxy emissions factors for those properties where we were unable to match the EPC.
Calculations for Commercial Real Estate include the attribution factor. This is the outstanding amount of the loan at 31 December divided by the total property value for each building, as per PCAF’s methodology. Building emissions are calculated by using EPC rating at a property level provided to Santander UK by external data providers, EST for non-domestic EPC and Landmark for Domestic EPC. Buildings emissions are then modelled using PCAF emissions factors based on mapping the property to a specific building type and EPC rating. Where an EPC rating was not available (expired or live), the UK PCAF emissions factor for building type was used. These building emissions are then multiplied by the attribution factor, before being aggregated to provide portfolio level emissions.
Syndicated loans, exposure value of £1.2bn, relating to commercial real estate counterparties are excluded. These syndicated loans can be used for a variety of purposes, such as development and working capital, and Santander's share of the loan facility cannot be linked to specific properties. The financed emissions for these loans cannot be calculated using PCAF’s commercial real estate methodology.
Additional notes
DESNZ conversion factors change annually, which affects emissions calculations and explains some of the changes in our data. Our emissions footprint reporting focuses on the areas where we have the greatest impact. We aim to expand our coverage in alignment with GHG Scope 3 categories while improving our data gathering and reporting processes.

Annual Report 2025	Santander UK Group Holdings plc	39

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Social
In 2025, we embedded our new Social
strategy across the business. It aims to
support productive, inclusive, and
sustainable growth with our customers,
communities, and our people.
Our Social strategy underpins Santander UK’s
ambition to support inclusive growth. In 2025,
we maintained our focus on financial education,
financial inclusion, and financial health. We also
continued our focus on education, employability,
and entrepreneurship (EEE) within our
communities to help build career prospects and
support prosperity. We launched new skills
initiatives and advanced our broader education
and skills agenda. Internally, we strengthened our
inclusive culture.
Our customers
We want to make financial services simple,
personal, and fair for all. In 2025, we contacted
over 2.1m customers showing early signs of
financial difficulty, potential money worries, or
who have missed payments. We do this with
proactive customer outreach through a number of
communication channels, including emails and
phone conversations with our Financial Care
Specialists.
We offer financial advice and support through
the Financial Support Hub on the Santander
mobile app. Free money management tools help
customers manage spending and build financial
resilience. Updates have improved the self-service
support offered through our digital banking
channels. Through the Hub, customers can
manage any arrears they have and get access to
further support services.
We prioritise accessibility in our digital services so

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
they are designed with inclusivity in mind.
Vulnerable customers benefit from enhanced
support, including our Safe Spaces initiative, British
Sign Language services, and improved protections
against gambling harm.
Our Financial Support team launched a new
partnership with Turn2Us, a free online calculator
that helps customers understand what benefits
they are entitled to.
We have advanced protections against scams and
fraud, raising awareness with our customers
through partnerships and campaigns that reached
millions nationwide. In 2025, our quarterly
Santander Scamtracker provided a regular
snapshot of the evolving scam landscape, showing
emerging fraud trends and the tactics criminals are
using to target customers and our communities.
Our communities
Our focus is helping people build skills that
improve their career prospects. We deliver this
through a mix of national and global programmes
in EEE, alongside financial education and support
for vulnerable people. In 2025, £9.4m was invested
in community support, funding initiatives focused
on EEE, financial education and support for
vulnerable people.
Aligned with our ambition to support financial
literacy, in collaboration with Banco Santander
we published a global report on attitudes towards
financial education. We also produced a curriculum
map for financial education to support teachers
in collaboration with the Foundation for
Education Development. Since 2022, we have
delivered financial education through The Numbers
Game programme, developed in partnership with
Twinkl. In 2025, the programme reached
approximately half a million children aged five to 16
across UK schools.
Banco Santander’s support for EEE widens
access to higher education and enhances student
and graduate opportunities.
Our aim is to empower students to succeed, thrive,
and make the most of their academic and
professional journeys. Santander Open Academy
is a free global online platform for learning and
professional development, open and available to
everyone without the need to be a customer. It
provides access to a diverse and flexible training
offer through courses, scholarships, and content,
enabling people to improve their employability by
developing professional skills and knowledge that
are most in demand in the labour market.
Our global initiative, Santander X, supports
entrepreneurs and companies in growing and
transforming their businesses. It offers a broad
value proposition that includes training programs,
challenges and awards, as well as tailored financial
solutions.
The Santander Foundation continues to provide
financial support within our communities. In 2025,
the Foundation distributed £0.5m to grantees
focused on tackling digital and financial exclusion.
The King’s Trust
We launched a new five-year charity partnership
with The King’s Trust to help young people build
skills for a brighter future. Since 1976, The King’s
Trust has supported young people not in
education, employment, or training.
This strategic partnership delivers targeted skills
initiatives designed to support 2,500 young people.
It also aims to raise £1m through colleague
fundraising and create more than 10,000
volunteering opportunities, enabling colleagues to
help young people develop the skills needed to
improve their career prospects. The volunteering
will support vital activities such as reviewing CVs,
mentoring, and employability workshops. The
partnership builds on our ambition to encourage
social mobility and empower the next generation.

Annual Report 2025	Santander UK Group Holdings plc	40

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Our colleagues
Everyone in Santander UK plays an important
role in our success. Our employees are the
driving force behind our ability to deliver good
customer outcomes and sustainable value for
our shareholders. The commitment, expertise,
and adaptability of our colleagues, enables us to
execute our strategy and respond effectively to
evolving market needs. Our People Deal defines
what it means to work for Santander UK. It sets out
what colleagues can expect from us and what we
expect in return across six pillars. These guide
how we create a high-performing, inclusive
environment where colleagues can thrive.
Understanding colleague engagement is an
important part of maintaining a sustainable
and high-performing organisation. Colleagues
complete regular Your Voice surveys to share
their views on working at Santander UK with
high levels of participation across the organisation.
In 2025, our employee engagement index
averaged 7.8 out of 10. This is down slightly from
7.9 in 2024, reflecting the scale and pace of our
business transformation. Our level of employee
engagement, however, remains above the financial
services benchmark of 7.6.
In 2025, we made some organisational changes
to support our strategic priorities and evolving
operating model. Where roles were impacted,
we prioritised redeployment of colleagues
into roles aligned with our future capability
needs. Where redeployment was not possible,
colleagues were supported through a structured
and transparent redundancy process. This
included access to outplacement, career transition,
and wellbeing support.
Talent and skills development
Our success depends on developing the skills
and capability of our people. During the year, we
strengthened our strategic workforce planning to
respond to current and future skill needs, identify
capability gaps, and target investment in learning
and resourcing. Across all career stages, we
continue to strengthen continuous learning.
We offer a range of development programmes
focused on critical future skills that will support
our transformation priorities. These include data,
AI, agile ways of working, core problem-solving,
and communication skills.
Our people managers play a critical role in shaping
the employee experience and leading through
change. Our Role of the Manager framework is
now embedded into performance, talent, and
learning processes to drive consistent leadership
behaviours and accountability. The framework
develops core people management and coaching
skills.
In 2025, we launched development programmes
within The Role of the Manager designed to
strengthen pace, precision, and execution. 1,600
people managers also participated in the School
of Management, enhancing their capability to
lead transformation and support a high
performance culture.
Through structured team discussions, our people
managers play a central role converting our culture
into everyday ways of working. Senior leaders,
including the Executive Committee, support
this process to reinforce consistent leadership
behaviours across the organisation.
Volunteering continues to support skills
development and social impact through
our partnership with The King’s Trust. During our
five-year partnership, our ambition is to deliver
10,000 volunteering opportunities. In 2026, we will
align self-sourced volunteering to our Social
strategy, giving employees the flexibility to
volunteer with organisations they value.
Total reward and recognition
Each year, we assess our approach to workforce
total reward so it remains fair, competitive, and
well-balanced. This includes reviewing the mix of
fixed pay, variable reward, and benefits. We focus
on providing flexibility so colleagues can tailor their
benefits to what matters most to them. Our Kudos
platform enables peer-to-peer recognition of our
TEAMS behaviours in day-to-day work. Alongside
this, the CEO Awards programme recognises
colleagues who raise the bar - reinforcing the
behaviours and outcomes that support a high-
performing organisation.
Wellbeing
Colleague wellbeing is central to building a
sustainable, resilient workforce. Our framework is
based on four pillars: physical, social, financial, and
mental wellbeing, covering the factors that support
health and performance at work. Flexible and
hybrid working patterns continue to help
colleagues balance work and personal
responsibilities.
In 2025, we strengthened our wellbeing approach
to be more proactive, preventative, and clinically
supported. This includes earlier identification and
intervention through expanded Bupa Preventative
Health Assessments, an enhanced Occupational
Health Service, a 24/7 Employee Assistance
Programme and a streamlined Wellbeing Hub to
improve access to support. From January 2026,
company-funded private medical insurance will be
extended to all employees.
Inclusive culture
In 2025, we continued our focus on employee
representation reflecting the customers and
communities we serve. We are focused on
supporting senior-level representation of female
35.3%, and minority ethnic 14.5% colleagues. Our
workforce is UK based and our ambitions relate to
UK performance in compliance with relevant UK
law. All employment decisions are based on merit.
Our people networks promote inclusion, provide
peer support, and champion allyship. Each
network has senior leader sponsors who engage
broadly across the organisation. We achieved
Level 3 Carer Confident status and introduced the
Carer’s Passport.
Social mobility
Social mobility is central to our inclusive culture.
It is core to the people pillar of our Social strategy
and we have set a 2030 social mobility ambition
in our medium-term scorecard. We are a founding
member of Progress Together, which supports
progression, retention, and social mobility across
financial services. We believe progress depends
on collective action beyond our own organisation.
This year, our position in the Social Mobility
Foundation’s Employer Index moved from 23rd
to 68th, reflecting broader participation across the
index. We remain recognised as one of the UK’s
Top 75 leading organisations for our support to
social mobility. To strengthen our approach, we are
including assessment findings and colleague
insights in our annual strategy review. Our Mobilise
programme offers colleagues from working-class
backgrounds opportunities to mentor
disadvantaged students. This includes work with
schools in Milton Keynes to improve skills and
access and, awareness of careers in financial
services.
Engagement with trade unions
We continue to work in partnership with our two
recognised trade unions, the Advance Union and
the Communication Workers Union. Throughout
2025, we maintained stable industrial relations,
with consultation continuing on changes
associated with our business transformation.

Annual Report 2025	Santander UK Group Holdings plc	41

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability continued
Governance
The governance pillar of our
Sustainability strategy is designed
to maintain robust governance
systems that include well-defined
accountability. It is based on the three
strategic pillars of Banco Santander’s
global governance model with a
focus on UK-specific priorities.
A robust governance culture has always been
a priority for Santander UK. As we continue to
transform into a modern, future-focused business,
our governance systems help with efficient and
effective decision-making. Our Governance
strategy is a key enabler of our transformation,
and our goal is strong, simple, and clear
governance that will underpin our future success.
Santander UK’s sustainability governance
structure aligns with Banco Santander’s
Responsible Banking, Sustainability, and Culture
Committee. A key focus this year has been
preparing for Provision 29 of the UK Corporate
Governance Code 2024.
Shareholder engagement
Engaging with our parent company,
Banco Santander, is a key part of our governance.
We have a proactive relationship that supports
mutual understanding and efficient working
practices within the context of UK regulatory
ring-fencing rules. Our focus is on efficiency
and delivering value for Banco Santander, and we
use the knowledge, ideas, capital, resources, and
technology of the global group.
For example, we follow Banco Santander
governance requirements and relevant operating
models in our processes. We’re also using Banco
Santander systems to automate our
governance processes.
Effective Board of Directors
An effective Board of Directors has the right
balance of skills and experience, and an inclusive
culture. We work to make sure our Board is as
effective as possible in the present while also being
prepared for the future. For the present, we focus
on balanced and appropriate segregation of roles
on the Board and within Board committees. Our
future focus is on Board succession planning.
Responsible practices and stakeholder
interests
This year, we continued the work we began in
2024 to review and simplify our management-level
governance, delegated authority frameworks, and
how we embed sustainability. This supports
efficient and effective decision making across
the business.
Human rights and modern slavery
Banco Santander’s Responsible Banking and
Sustainability Policy commits the global group to
respect human rights. It is based on the UN
Guiding Principles on Business and Human
Rights. We have adopted the policy within
Santander UK.
We are opposed to modern slavery and
human trafficking (MSHT). In 2025, we published
our annual Modern Slavery Statement in the UK
(for 2024) in line with the UK Modern Slavery Act
2015. The statement is available on our website,
which does not form part of this Annual Report.
The main areas of modern slavery risk for
Santander UK relate to our relationships with
third parties, including in our supply chain. We also
face risk relating to customers and handling the
proceeds of human trafficking.
MSHT represents one of the largest global criminal
industries and financial institutions are in a unique
position to disrupt the industry. We work to identify
the financial proceeds gained from these crimes
and share intelligence with law enforcement
agencies. We also recognise the need to
regularly review our processes, identify areas
for improvement, and set out targets for
adopting enhancements.
Fair pay and transparency
We aim to be transparent about pay and benefits
within Santander UK. Along with our mandatory
Gender Pay Gap reporting, we voluntarily publish
our Ethnicity Pay Gap each year in our Pay Gap
Report. Our latest report published in January
2026, based on data at 5 April 2025, shows
our mean gender pay gap increased by
0.2 percentage points, although our results
remain broadly in line with the financial services
benchmark. We are also proud to be an
accredited Real Living Wage employer.
Anti bribery and corruption
We review our anti-bribery and corruption (AB&C)
programme annually to ensure it is fit for purpose
and aligned with our other policies. We have no
appetite for AB&C Policy breaches and any breach
of our policy and standards will be reported to the
Economic Crime Risk Forum (ECRF) monthly.
Where required, escalations are made to
Economic Crime Committee. Every year, all
employees are required to complete mandatory
AB&C training that is appropriate to their role.

Santander UK’s Governance Strategy
Clear and robust governance with well-defined accountability which promotes the success of Santander UK, its customers, and other stakeholders
Shareholder engagement	Effective Board of Directors	Responsible practices and stakeholders’ interests

Promote the success of Santander UK for the benefit of our shareholder in line with Companies Act 2006, including having due regard to the interests of stakeholders	A balanced, qualified, and diverse Board to ensure optimal decision making	Value-led, risk-attuned, effective, and efficient decision making following robust and constructive challenge
Proactive engagement and alignment with Banco Santander, balancing the requirement for independent decision making	Separation of key roles and robust succession planning including for subsidiary boards	Simple and effective legal structure and management governance facilitates agile decision making aligned to Senior Managers and Certification Regime (SMCR)
Leverage Group’s scale and capabilities for UK stakeholder interests	Strong and embedded practices in board corporate governance including strong information flows and targeted board training	Strong corporate values to reinforce culture and deliver our Strategic Blueprint

Annual Report 2025	Santander UK Group Holdings plc	42

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2025	Santander UK Group Holdings plc	43

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Governance overview
Governance overview

2025 highlights

Our acquisition
of TSB:
considering our
stakeholders
During 2025, Banco Santander announced an
agreement to acquire TSB, with plans for TSB
to be integrated into the Santander UK group,
subject to regulatory approval.
Welcoming Tom to the board Tom Scholar was appointed as the new Board Chair from July 2025, succeeding William Vereker.
Embedding
culture
In 2025, the Board continued to oversee the
embedding of Santander UK’s culture, aligned to
its purpose, values and strategic priorities, through
review of culture and conduct indicators, employee
engagement and speak-up outcomes, and
consideration of culture in strategic and
succession decisions.

Santander UK Group Holdings plc Board

Board Nomination & Governance Committee	Board Risk Committee	Board Audit Committee	Board Responsible Banking Committee	Board Special Projects Committee	Board Remuneration Committee

Executive level committees

Due to the alignment in Board membership, the Santander UK Group Holdings plc and Santander UK plc Board and Board Committees meet substantively simultaneously. As such, this report details the governance arrangements, practices and activities of both Santander UK Group Holdings plc's and
Santander UK plc's Boards and Board Committees.

Board changes in 2025

12 February	31 March	16 May	18 July	30 September	1 October	3 October
Enrique Alvarez appointed [1]	Ed Giera resigned	Tom Scholar appointed [2]	William Vereker resigned	Dirk Marzluf resigned	Mahesh Aditya appointed	Mike Regnier announced intention to step down
1Resigned from the Board on 25 February 2026.
2 Tom Scholar became Chair on 18 July 2025.

Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code (the Code) sets out a framework of principles and provisions for corporate governance for premium listed companies in the UK. We feel that it is appropriate for a Company of our size and systemic importance to the UK economy to adopt the Code and as such, this
Governance section details how we comply with its principles and provisions. Any sections of the Code that we do not comply with are explained in the
Directors’ Report.

Board Leadership and Company Purpose
Our strategic priorities – page 11
Our performance and KPIs – pages 12–13
Board and governance structure – page 44
Culture – pages 45 and 47
Stakeholder voice – pages 24–26
Workforce engagement – pages 44–45
Division of Responsibilities The role and responsibilities of the Board – page 44 Committee reports – pages 50–60 Board and Committee attendance – page 47	Audit, Risk and Internal Control Audit Committee report – pages 54–56 Principal risks – page 16 Risk Committee report – pages 51–53 Going concern – pages 55 and 69

Composition, Succession & Evaluation Board composition – page 49 Board succession – pages 45 and 50 Board and Committee effectiveness – page 50 Nomination & Governance Committee report – page 50	Remuneration Directors Remuneration Report – pages 59-66

Annual Report 2025	Santander UK Group Holdings plc	44

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance
Our approach
Board and governance structure
Maintaining high standards of corporate
governance is vital to ensuring effective decision
making by the Board and therefore the ongoing
success of the Company. As well as voluntarily
applying the UK corporate Governance Code, as
far as is applicable to Santander UK, we adhere
to various internal governance frameworks and
practices which ensure that we have the right
systems and controls in place to allow the Board
to effectively oversee the business and provide
challenge where needed. These include:
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
We review the CGF regularly to confirm that
governance arrangements remain effective and
appropriate. The corporate governance structure is
supported by internal control and risk management
systems. An important principle applied throughout the
CGF is the delegation of the day to day running of the
business by the Board to the CEO, who further
delegates aspects of their authority to Executive level
committees or other individuals. This supports
effective decision making and accountability in
discharging their responsibilities.
Santander UK group structure and ring-fencing
governance arrangements
The substantive business of the Santander UK group
continues to be conducted by Santander UK plc,
our principal ring-fenced bank (RFB). Ring-fenced
banks operate within governance rules defined and
overseen by the PRA who has granted Santander UK
plc certain ring-fencing governance rule modifications,
recognising our ownership structure and chosen
business model. These ring-fencing rule modifications
have allowed us to simplify our governance
arrangements while not losing strength, including the
ability to have common Santander UK Group
Holdings plc and Santander UK plc Board and Board
Committee memberships, subject to certain
safeguards. The composition of the Board and Board
Committees of the two companies are fully aligned.
One of the safeguards agreed is that if a conflict
matter (as defined by the PRA) arises between the
two companies, three INEDs holding PRA senior
management functions (SMF) will have veto rights on
Board decisions. These INEDs are Nicky Morgan,
Mark Lewis and David Oldfield. Nicky Morgan would
chair the RFB Board meeting in the event of a conflict
matter decision.
The role and responsibilities of the Board
The Board is collectively responsible for promoting the
success of Santander UK for the benefit of its
shareholders, taking into account the likely impact of
our decisions in the long-term, as well as balancing
the interests of our other stakeholders and our
contribution to wider society.
The key decisions and matters reserved for the
Board's approval, such as the long-term strategy and
priorities, are set out in the CGF. A copy of the
Schedule of Matters Reserved for the Board is also
available on our website, which does not form part of
this Annual Report.
The Chair, has overall responsibility for the
leadership of the Board, for ensuring its
effectiveness in all aspects of operation and for
promoting a culture of openness and debate.
These responsibilities are formalised in the CGF.
The composition of the Board helps to ensure that
no one individual or small group dominates the
Board's decision-making. The diversity of skills,
experience and background of Directors enables
them to provide constructive challenge, strategic
guidance and offer specialist advice.
There is a clear division of responsibilities between
the leadership of the Board and the executive
leadership of the business. The responsibilities of
the Chair, CEO, Senior Independent Director (SID)
and Executive and Non-Executive Directors
(NEDs) are agreed by the Board and set out in
separate role statements within the CGF and are
available on our website, which does not form part
of this Annual Report. The Board is also supported
by its Committees, who make decisions and
recommendations on specific responsibilities
delegated to them. This enables the Board to
spend more of its time on business performance
and strategic, forward-looking matters.
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
Cross-Committee membership provides visibility and
awareness of matters relevant across the
Committees, and the chair of each Committee reports
back to the Board on its activities after each meeting.
In addition to our six core Board Committees, shown
on the previous page, the Boards are also
supported by committees which are stood up as
needed to allow dedicated time for topics at a more
focused forum.
Each of the core Committees is chaired by and
comprised of only INEDs, except for the Board
Nomination & Governance Committee, where Pamela
Walkden, a Banco Santander group appointed NED
(GNED) is a member.
The Chair of each of the Board Committees has
each prepared a report which includes a description
of their role and composition. These are presented in
the sections that follow.
How governance contributes to the delivery of
our strategy
Our governance arrangements contribute to the
development and delivery of our strategy by
promoting accountability and responsibility, and
ensuring information flows and independent insight
from the NEDs.
While all Directors are collectively responsible for the
success of the Company and are expected to
exercise independent judgement, the INEDs bring
external perspective, objective judgement in respect
of Board decisions, and provide constructive
challenge to management. Directors also have
collective responsibilities for the integrity of financial
information, internal controls and risk management
systems.
As a Board, we are responsible for ensuring that
the business is purpose-led and that our decision
making and activities reflect our core purpose to
help people and businesses prosper. We do this by
setting and developing our strategy, approving risk
appetite, frameworks and policies and overseeing
their delivery and implementation by management.
The Board is accountable to our shareholders for
the proper conduct of the business and seeks to
consider the interests of all stakeholders.
The Board has identified the following key
stakeholders: customers, employees, regulators,
communities and investors. For more on how the
Board balances the interests of these stakeholders,
see the Board Responsible Banking Committee
Chair's report and Stakeholder voice statement in the
Strategic Report.
Culture and hearing the views of the workforce at
the Board
The Board recognises that culture plays a
fundamental role in delivering our strategic priorities
and ensuring the success of the business. We are
ultimately responsible for ensuring that we lead by
example and that our activities reflect the culture we
wish to instill throughout the business to deliver on our
values of simple, personal and fair. Every year we
hold one Board meeting at one of our regional offices,
when we have the opportunity to meet local staff, and
listening to their views.
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
Our employees are central to delivering our strategy,
and the Board ensures continuous engagement with
them to create a culture of inclusivity and belonging,
and a healthy working environment.For more
information on culture and workforce engagement,
see the Board Responsible Banking Committee
Chair's report and our Stakeholder voice statement in
the Strategic Report.

Annual Report 2025	Santander UK Group Holdings plc	45

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued
The right information and support
The Chair, supported by the Company Secretary,
ensures that all Board members receive appropriate
and timely information. All Directors have access to
the advice of the Company Secretary and the
Company provides access, at its expense, to the
services of independent professional advisers to help
the Directors discharge their role.
Board membership & succession planning
Through the work of the Board Nomination &
Governance Committee, we make sure there is the
right mix of individuals on the Board, giving an
appropriate balance of knowledge, skills, experience
and perspectives. Our aim to ensure orderly
succession for Board positions is supported by
continuous and proactive review, taking into account
our strategic priorities and the main trends and
factors affecting the sustainability and success of the
business. We oversee and regularly review the
development of a diverse pipeline for succession.
William Vereker stepped down as Chair on 18 July
2025. The Board would like to thank William for the
invaluable role he played in steering the business
through some of the most challenging circumstances
in recent times, including Covid and the Cost of
Living Crisis.In addition to me joining the Board, in
2025, we welcomed Enrique Alvarez Labiano as an
Executive Director (ED) and Mahesh Aditya as Group-
nominated Director (GNED). Enrique subsequently
stepped down from the Board after a year of service.
Mahesh succeeded Dirk Marzluf as a GNED. David
Oldfield succeeded Ed Giera as chair of the Board
Risk Committee (BRC) in March 2025. We would like
to thank Dirk and Ed for their commitment and
valuable contributions and insights during their tenure.
Nicky Morgan was appointed as SID with effect from
20 February 2025, succeeding Ed Giera.
In October 2025, Mike Regnier announced his
intention to step down as CEO and Executive Director
in 2026. Following a thorough and comprehensive
succession process, the Board appointed Mahesh
Aditya as CEO, with effect from 1 March 2026. The
Board is very grateful to Mike for his remarkable
leadership and drive over the last four years. He has
delivered significant and very valuable transformation
during his tenure, while also strengthening our culture
through what has been a period of significant change.
The Board looks forward to working with Mahesh as
he leads the next phase of Santander UK’s
development.
On 5 March 2026, the Board approved the
appointment of Victoria Roig and Manuel Preto as
GNEDs, with effect from 13 March 2026. These
appointments further strengthen the breadth and
experience on the Board.
At 31 December 2025, the Board consisted of the
Chair (independent on appointment), seven INEDs,
three EDs and three GNEDs. Biographies of the
Directors are included in the Shareholder information
section. The letters of appointment for INEDs and
GNEDs are available at the Company’s registered
office and at the Annual General Meeting (AGM).
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
The Chair was independent on appointment when
assessed against the circumstances set out in
Provision 10 of the Code. No INEDs have a material
relationship with the Company nor receive additional
remuneration to Directors' fees. In addition, no INEDs
serve as directors of any external companies or
affiliates in which any other Director is also a director.
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
requirements.
In accordance with Provision 15 of the Code, any
proposed external appointments are required to be
disclosed to the Board, before appointment, with an
indication of the expected time commitment. All
Directors continue to devote sufficient time to their
roles at the Company. The Board considers and, if it
sees fit, authorises situational conflicts. Any
authorisations given are recorded by the Company
Secretary and Directors are asked to certify, on an
annual basis, that the data in the register is correct.
The fees paid to INEDs for Board and Board
Committee chairmanship and membership were
unchanged in 2025. Adjustments to individual
INEDs' total fees were solely due to changes in
their responsibilities, such as appointment or
cessation of committee roles or assumption of a
committee chair or other notable position. For more,
see the Remuneration Implementation Report.
Director induction and training
The Company Secretary supports the Chair in
designing individual inductions for NEDs, which
include site visits and cover topics like strategy,
balance sheet and capital, risk and compliance, and
current issues including the legal and regulatory
landscape.
Directors who assume new or additional
responsibilities during the year, including membership
of a new Board Committee, receive tailored induction
or handover support as appropriate. Committee
Chairs also agree committee-specific training and
workshop sessions where relevant. Directors are
provided with ongoing opportunities to undertake
further development on key topics.
During the year, workshops covered cyber readiness,
enhancing understanding of containment
considerations during a cyber incident; the corporate
technology and operations framework; adoption of
the Go-To Model; the Recovery Plan; and Digital
Internal Audit. These sessions are designed to ensure
that the Board remains well informed on matters
relevant to Santander UK and is equipped to
discharge its duties and responsibilities effectively.
Board meetings in the year
We held 12 Board meetings in 2025. As part of our
governance cycle, the Board held a dedicated Board
Strategy day, to consider the five year road map and
ensure alignment between executive priorities and
shareholder interest at a time of rapid technological
change. Meetings of the Company were held
concurrently with Santander UK plc.
Regular updates are provided to the Board by the
Chair, each of the Committee Chairs, the CEO, CFO
and CRO. We have a comprehensive and
continuous agenda setting and escalation process to
enable the Directors to take decisions efficiently and
effectively. The Chair, leads the Board agenda setting
process, assisted by the Company Secretary and
with input from the CEO, with a view to ensuring that
enough time is set aside for strategic discussions
and business critical items. Together with the
Committee Chairs, we ensure Board and Committee
meetings are structured to facilitate open discussion,
debate and challenge. The NEDs also receive
regular updates from management to give context to
current issues, and there is always time allowed on
each Board agenda for discussion between the
NEDs without the EDs present.

Annual Report 2025	Santander UK Group Holdings plc	46

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued
Board activities in the year
The Chair, together with the CEO and Company
Secretary, and supported by the Directors and senior
management, make sure that the Boards have an
appropriate schedule for the year. This is focused on
the opportunities to drive growth and profitability of the
business, transformation to support its success,
business performance and risk management,
customer experience and outcomes, and remaining
apprised of the external operating environment. It
includes ensuring the Company is run in a responsible
and sustainable way in the interests of its
stakeholders, and ensuring that the Company’s
culture is aligned with its purpose, values, and
strategy.
The Boards ensure regular contact with management
and employees through several means. These
include inviting relevant business and function heads
to present to the Board or its Committees on latest
developments; challenges and opportunities, sharing
successes and allowing directors to provide advice
and oversight; supporting senior management
development plans by welcoming them as observers;
scheduling regular meetings for Committee Chairs
with relevant senior managers; site visits by NEDs;
and topical or technical workshops. INEDs are also
available to Senior leaders for advice and support.
The Boards regularly monitor progress against the
strategic priorities and performance targets of the
business, and in 2025, once again held a separate
Board Strategy Day. This was an opportunity to look at
a longer-term horizon to consider the type of bank we
want to become over the next five years, at a time of
rapid technological and competitive change. The
Board discussed options to radically transform our
operating model by leveraging global scale and
capabilities. External presenters gave their thoughts
on opportunities for Santander in the AI space, and
around high-performance culture.
In July 2025, Banco Santander announced an
agreement to acquire 100% of TSB Banking Group
plc (TSB) from Banco de Sabadell. The Board
considered the acquisition of TSB and the governance
arrangements around the acquisition and integration,
providing oversight of the Change in Control
regulatory application process. The transaction
remains subject to regulatory approval. This
acquisition is an opportunity to accelerate our strategy
to create the best bank in the UK for our customers
and demonstrates Banco Santander's long-term
commitment and confidence in the UK.
Alignment with Banco Santander group strategy is
also strengthened by holding one board cycle in
Madrid each year, providing the Boards with
opportunities to interact with executives and senior
management of Banco Santander SA. An annual
Board offsite held at one of the UK regional offices
provides an opportunity for the Board to interact
informally and listen to colleagues's views. This year
we have incorporated a customer engagement
session to hear about external perspectives, local
business environment and general economic
landscape.
The Board aims to consider the views of all impacted
stakeholders, whilst acting in the best interests of the
Company and its members as a whole, as set out in
the Stakeholder Voice statement in the Strategic
report. In 2025, the Boards and Board Committees
participated in the workshops listed below to consider
important topics in depth and to engage with key
stakeholders. To ensure the most effective use of the
time at Board meetings, informal discussions between
Board members and senior management took place
on a regular basis.

Key:
Customers	Investors	Regulators	Communities	Employees	Climate

Theme	Action taken by the Board and outcomes	Stakeholders considered
Business and Customer Strategy
–As part of the Board Strategy Day, considered approaches to transforming the operating model to improve outcomes for customers and stakeholders, and strategies for using technology and scale to enhance time to market, customer satisfaction and operational efficiency.
–Discussed reports on performance against strategy from principal business areas including:
–Corporate and Commercial Banking
–Retail and Business Banking, including Mortgages and the re-launch of our Business Banking offering
–Private Banking and Select
–Payments and cards
–Considered our strategic workforce plan and strategy to optimise the real estate portfolio.
–Considered our marketing and communication plan and its alignment with Santander global operating model to leverage tech capabilities.
–Reviewed, challenged, and approved the 3-year business plan (2026-2028) and the 2025 budget, including assumptions underpinning the plan.
–Conducted a customer engagement session to gather insight on customer's views of the economic landscape, including customer's business risk and opportunities.
–Received periodic updates on the progress of the TSB acquisition and market outlook and competitor insights.

Transformation including leveraging Banco Santander scale
–Reviewed initiatives and opportunities to collaborate and leverage resources and capability across Europe and the Banco Santander group, including approving the Banco Santander Go-to Model strategy and Technology & Operation Corporate Framework.
–Received regular reports on progress driving operational efficiencies and management’s revised approach to strategic change management and investment prioritisation.
–Received a demonstration of the agile working practices and their implementation in the Cards and Payments and Financial Crime businesses.
–Considered the AI data strategy and received a demonstration on AI use cases.
–Participated in workshops delivered on operationalising the Banco Santander's Go-to Model technology and operations framework and the
UK adoption of the Go-To Model.
–Considered the impact of a high-performance culture in the transformation of Santander UK.

People and Culture
–In addition to reports from the Board Responsible Banking Committee (RBC) on delivery of the culture strategy, the Board participated in several informal activities to assess the culture and sentiment of employee cohorts including our top female talent.
–Participated in engagement activities throughout the year including listening events, branch and head office visits where two-way interaction was encouraged and valuable feedback shared, as well as an engagement event with the Santander Network leads where key inclusive culture priorities were discussed.
–Considered employees' ways of working and opportunities to enhance collaboration across teams.
–Considered succession planning across all key control, support functions and business functions.

Annual Report 2025	Santander UK Group Holdings plc	47

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Theme	Action taken by the Board and outcomes	Stakeholders considered
Audit, risk, compliance and control
–Received regular enterprise-wide risk updates from the CRO, and updates on specific risks, such as third-party outsourcing, IT, data management, financial crime compliance, fraud, sustainability, cyber security, operational resilience, strategic transformation, payment systems, treasury, corporate credit, retail credit and inflation. The Board closely monitored overall operational risk given the ongoing extensive transformation agenda.
–Considered financial crime remediation, including oversight of programmes to enhance controls and regulatory engagement, and progress made to return Santander UK plc to Board Risk Appetite on a sustainable basis.
–Reviewed and approved the Consumer Duty report on recommendation of the RBC, recognising the valuable enhancements it had made to customer outcomes and value.
–As part of the annual review, approved the Risk Appetite Statement and the Risk Framework, the tax strategy and the operational resilience self-assessment.
–Approved the 2025 Internal Audit plan and received annual reports on whistleblowing.
–Participated in a crisis readiness workshop based on a cyber scenario. Discussed an internal report on the approach to ongoing oversight of the UK Ring Fence Bank Group and other elements of Santander UK control framework. Participated in an Internal
Audit digitalisation workshop to explore how digital initiatives are reshaping the way we deliver assurance and prepare for the future.

Regulation, Balance Sheet and Capital
–On recommendation of the BRC, reviewed, challenged, and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 payments and ordinary and preference share dividend payments in line with PRA guidance. The Board followed the methodology set out in the Board-approved Surplus Capital Allocation Framework to determine the assessment and utilisation of surplus capital. Approved a revised Dividend Policy and Surplus Capital Allocation Framework amid the proposed TSB acquisition and latest Total Capital Requirements from the PRA.
–Approved the 2025 Recovery Plan; received regular reports on recovery and resolution; participated in a Recovery and Resolution workshop testing in line with the Board's ongoing commitment to maintaining the Santander UK group's Recovery and Resolution planning capabilities.
–Considered the future regulatory landscape and implications, as well as considering regular reports from the General Counsel on legislative developments and other legal matters.

Governance and Responsible Banking
–Invited the PRA to provide an overview of the Periodic Summary Meeting letter. Participated in an internally-facilitated Board evaluation led by the Chair and monitored progress against 2024 action plan from the externally-facilitated Board evaluation.
–Approved appointments to the Board on the recommendation of the Board Nomination & Governance Committee. Approved the
appointment of the new CRO, CEO and Chair.
–Reviewed, challenged, and approved the 2024 Annual Report.
–Reviewed and approved the Complaints Monitoring risk appetite change, the Social Mobility Strategy, the Modern Slavery report, the
Employee Code of Conduct and the FSCS Single Customer view effectiveness report. Considered and approved the adoption of certain changes to the Santander Group Subsidiary Governance Model and guidelines for subsidiaries.

Board and Board Committee attendance

	Board		Board Nomination & Governance Committee		Board Risk Committee		Board Audit Committee		Board Responsible Banking Committee		Board Special Projects Committee		Board Remuneration Committee
	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
Chair
William Vereker[1]	5/5	–	4/4	0/4	–	–	–	–	–	–	–	–	–	–
Tom Scholar	6/6	2/2	3/3	1/1	–	–	–	–	–	–	–	–	–	–
Independent NEDs
Lisa Fretwell[2]	8/9	1/3	–	–	–	–	7/8	6/7	5/5	–	–	–	7/7	0/1
Ed Giera[1]	2/2	–	2/2	4/4	2/2	1/1	2/2	–	–	–	–	–	2/2	–
Dave Gledhill2&3	9/9	1/3	–	–	5/5	4/4	8/8	4/7	5/5	–	8/8	4/7	7/7	0/1
Michelle Hinchliffe[2]	9/9	3/3	6/6	5/5	7/7	3/4	8/8	5/7	–	–	8/8	5/7	–	–
Mark Lewis[2]	9/9	2/3	6/6	5/5	7/7	4/4	–	–	4/5	–	–	–	7/7	1/1
Nicky Morgan [2]	9/9	3/3	6/6	5/5	7/7	3/4	–	–	5/5	–	8/8	6/7	–	–
David Oldfield[2]	9/9	3/3	4/4	3/3	7/7	4/4	8/8	6/7	–	–	8/8	6/7	6/7	1/1
Jose Maria Roldan	9/9	3/3	–	–	7/7	4/4	–	–	5/5	–	–	–	7/7	1/1
Banco Santander GNEDs
Mahesh Aditya[3]	3/3	–	–	–	–	–	–	–	–	–	–	–	–	–
Pedro Castro e Almeida[2]	8/9	2/2	–	–	–	–	–	–	–	–	–	–	–	–
Dirk Marzluf[3]	6/6	1/2	–	–	–	–	–	–	–	–	–	–	–	–
Pamela Walkden[2]	9/9	1/3	6/6	5/5	–	–	–	–	–	–	–	–	–	–
Executive Directors
Enrique Alvarez	8/8	2/2	–		–		–		–		–		–
Mike Regnier	9/9	2/2	–		–		–		–		–		–
Angel Santodomingo[2]	9/9	1/2	–		–		–		–		–		–
1With effect from 18 July 2025, William Vereker stepped down from the Board and, with effect from 31 March 2025, Ed Giera stepped down from the Board Risk Committee.
2Meetings not attended due to Directors' prior commitments/ Board or Board Committee composition changes.
3For dates of Board appointments or resignations in the year, see the timeline on the 'Governance overview' page. Appointments to, or resignations from, the relevant Board Committees were aligned to these dates unless stated otherwise.

Annual Report 2025	Santander UK Group Holdings plc	48

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued
Board diversity
The Board values the unique perspective that
each Director and Santander employee brings
to work every day. Diverse views encourage the
sharing of a wide range of perspectives and
ideas alongside challenging and raising concerns
for good decision making. The basis of this
premise applies to our Boards and Board
Committees as much as it does to any other area
of our organisation.
We recognise that the Board sets the tone for an
inclusive culture and that our success is integrally
linked to the diverse composition of our people.
With this in mind, the Board fosters an
environment where all our employees feel that
they belong in our business, and for our people
to reflect the customers and communities we
serve.
As a Board, we approve the Santander UK
Diversity and Inclusion strategy, as required by
UK regulation, and monitor its implementation
through our Board Responsible Banking
Committees. The Committees oversee and
support efforts to advance inclusion, recognising its
importance for culture, risk management, conduct
and innovation. People Networks are supported
through Non-Executive Director sponsorship, with
NED sponsors engaging with members and
championing their priorities. Further information
about the work the bank does to embed inclusion
can be found in the 2025 Pay Gap Report, which
does not form part of this Annual Report.
We also have a Board Diversity & Inclusion
(D&I) Policy, which recognises that an inclusive
Board representing a diversity of experience
and backgrounds supports a broad
strategic perspective and is available on the
Company’s website. Board appointments are
always made on merit by assessing candidates
against measurable, objective criteria.
Our current ambitions are to achieve a gender
balance of at least 40% male and female; at least
one senior Board position (Chair, CEO, CFO or
SID) to be female and at least one member from a
non-white minority ethnic background by 2028.
We proactively consider our Board D&I targets as
part of our succession planning and appointment
processes. While we are proud to have strong
representation, including a Director from an
ethnic minority background and a female in a
senior Board position, we recognise that we have
not yet met our gender balance ambitions of at
least 40% male and female. The Board and its
Committees remain committed to achieving a more
balanced and inclusive Board as part of future
appointments.
In accordance with Listing Rule 9.8.6(9), the
statistics on this page outline the diversity metrics
for Board members and executive management at
31 December 2025.
At 31 December 2025, 29% of the Board were
female and one senior Board position is held by a
female (SID). One Director is from an ethnic
minority background.
At 31 December 2025, 22% of Executive
Committee members were female, 38.1% of our
Leadership Group (the level below the Executive
Committee) were female. The Board places high
emphasis on ensuring the development of different
perspectives in the senior management and
through succession planning
Board composition and skills in 2025

2025	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	10	71%	3	3	21%
Women	4	29%	1	-	-
Not specified/prefer not to say	-	-	-	-	-

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (inc. minority-white groups)	13	93%	4	3	21%
Mixed/Multiple Ethnic Groups	-	-	-	-	-
Asian/Asian British	1	7%	-	-	-
Black/African/Caribbean/Black British	-	-	-	-	-
Other ethnic group, including Arab	-	-	-	-	-
Not specified/prefer not to say	-	-	-	-	-

Annual Report 2025	Santander UK Group Holdings plc	49

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Governance Committee oversees the progress on these. An update on the findings from the 2024 evaluation is set out below.
Progress against 2024 evaluation findings

Opportunities for improvement	Update on actions
Future board composition
Good progress has been made in strengthening the Board’s technology insight, with a series of AI-focused discussions during 2025 covering
AI governance, strategy and funding, supported by practical demonstrations and a cyber simulation workshop. In parallel, the Board has achieved its ethnic minority representation target and continues to focus on further improving gender balance, while also considering the mix of technology skills required in future Board composition.

Cyber risk
The Board further strengthened its understanding of cyber threats through an unscripted cyber simulation session held in July 2025, designed to enhance Board-level awareness of response considerations and decision-making, complemented by an external expert session.

External landscape
The Board’s understanding of the competitive and sector landscape was further enhanced during the year through a range of external insights and discussions on AI and broader market developments. This was complemented by direct customer engagement, including a
CCB customer invited to attend a Board meeting in Glasgow to share their experience, supporting the Board’s understanding of sector dynamics, customer outcomes and emerging barriers to action.

Measuring our culture
The Board continued to focus on how the desired culture is measured and communicated, including oversight of internal communications during the year and ongoing work to strengthen the assessment of culture, including risk culture. In parallel, the Board enhanced its understanding of how our strategic priorities are embedded across the organisation, supported by regular workforce insights, including input from the Non-Executive Director representing the workforce, and the development of updated employee survey arrangements to help identify areas requiring targeted action.

Following the external review completed in 2024, an internal review was completed in 2025. The process included the completion of a questionnaire, covering the
Boards and each Board Committee, issued by Lintstock, an independent service provider with no other connection to the Company or any individual Directors.
2025 Effectiveness review process

Stage 1	à	Stage 2	à	Stage 3
Scope of review		Review activity		Findings and actions

The scope for the Review was agreed to ensure a formal
and rigorous evaluation of the performance of the Board and
its Committees. A questionnaires was produced which focused on a number of key areas: Board composition; Relationships
and dynamics; Meeting management; Board Committees;
Board support; Strategic oversight; External environment; Risk and governance oversight; People and succession; and Board priorities.
A questionnaire was issued to each Director and members of management who often interact with the Board and its Committees.
A comprehensive report evaluating the
Board’s performance was compiled by
Lintstock based on feedback provided by
participants. The Board collectively
discussed the results and
recommendations, before agreeing the
key priorities and action plan (see below).

Outcomes from the 2025 Board evaluation
Overall, the Review concluded that the Board and its Committees continue to operate effectively and are rated highly. Areas of particular strengths identified included the Board's oversight of Risk, management of meetings and the quality of Board support.
The Review identified opportunities for improvement for the Board as a whole. The Board agreed to focus on two key actions, set out below. All the Review's recommendations were considered, with additional actions to be tracked and delivered by the Corporate Governance Office under the oversight of the Company
Secretary. Progress against the agreed priority actions will be overseen by the Board Nomination & Governance Committee across 2026.
Areas of focus for 2026

Themes	Commentary and actions
Relationships and dynamics
The Board reflected on its relationship with Banco Santander and concluded that it had continued to strengthen throughout the year, underpinned by effective engagement and alignment. Recognising the ongoing importance of close strategic alignment, building on this positive momentum, in 2026 the Board and its Committees will focus on creating more opportunities for formal and informal engagement with our shareholder, through joint workshops and business visits, and by seeking feedback from colleagues to deepen the relationship. The
Committee Chairs will continue to meet with their Banco Santander counterparts and receive updates on group-wide developments.

Quality of information
The Board recognised the opportunity to further enhance the effectiveness of Board and Committee papers by sharpening the focus on key issues and insights through reducing length and duplication, and supporting more targeted, “need-to-know” reporting. To support this, in 2026 the Board paper template will be refreshed and targeted training will be provided to management to help deliver clearer, more concise and insightful papers that support effective discussion and decision-making.

The review also included an assessment of the performance of each individual Director, including identifying any areas for development.
Tom Scholar
Chair, 9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	50

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Nomination & Governance Committee Chair’s report

Tom Scholar Chair
Introduction
On behalf of the Committee, I am pleased to
present my first report on the work of the Board
Nomination & Governance Committee.
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

Committee members
Tom Scholar (Chair)
David Oldfield
Michelle Hinchliffe
Mark Lewis
Nicky Morgan
Pamela Walkden
Ed Giera[1]
1Left on 31 March 2025
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
Key activities in the year
Succession planning
The Committee continued to oversee a formal,
rigorous and transparent process for identifying
and recommending candidates for Board and
senior management roles. As part of our ongoing
work, we reviewed succession plans for the Board,
the CEO and other senior positions, including the
Board skills, experience and diversity matrix to
assess current Director attributes, identify gaps in
the Board’s collective profile and anticipate
capabilities that may be lost through planned
retirements.
For senior management roles, we worked closely
with Banco Santander as part of this Group-led
process to ensure a strong pipeline of ‘Emergency’,
‘Ready Now’ and ‘Ready in 1–3 years’ candidates
from across the Banco Santander group, including
the UK.
Appointments continue to be based on merit and
objective criteria, while also supporting diversity
in its broadest sense and meeting all legal and
regulatory requirements.
In 2025, the Committee led the process to
recommend candidates for appointment to two key
positions (CEO and Chair of the Board), following
announcements by the previous position holders of
their decisions to step down from the Board. In
each case the Committee worked closely with
Banco Santander, given their formal role in the
appointment process.
The Committee:
–identified the key attributes for the role
–appointed an executive search firm, Heidrick &
Struggles which has no other relationships with
the Company, to support the process
–reviewed existing succession plans, using them
as the starting point for the process
–considered the field of possible candidates,
including people not previously identified in
succession plans
–after careful evaluation, developed a short list for
further consideration
–reviewed a detailed independent assessment on
each short-listed candidate, prepared by the
executive search firm; and considered external
references, and
–arranged a set of structured interviews with
Board directors and key Banco Santander
stakeholders.
After considering all the available evidence, the
Committee recommended the successful
candidates for appointment by the Board. The
appointments were announced in May 2025 (for
the Chair) and December 2025 (for the CEO).
The Committee also proactively reviewed
succession arrangements for the Group-nominated
Directors in light of role changes within Banco
Santander. Dirk Marzluf stepped down from the
Board on 30 September 2025 after six years of
service, and Mahesh Aditya was appointed on 1
October 2025 as his successor and the new
Group-nominated Director (subsequently CEO with
effect from 1 March 2026).
We also oversaw and approved changes to the
Executive Committee and other senior
management roles in 2025. Christine Palmer left
the bank in May 2025 and Steve Stearns was
appointed Chief Risk Officer in June 2025. Stephen
White left the bank in October 2025 and Jas
Narang was appointed Chief Transformation, Data
and AI Officer in August 2025.
On behalf of the Board, I would like to welcome
those who joined during the year and thank those
who stepped down for their valuable contributions.
Committee Composition
The Committee reviewed the composition of each
Board Committee to ensure balanced membership,
appropriate rotation and the right blend of skills and
experience across all Committees. As a result of
this review, Mark Lewis was appointed as a
member of the Board Special Projects Committee
with effect from 1 March 2026.
Governance
The Committee recommended the implementation
of specific updates to the Banco Santander Group
Subsidiary Governance Model and Guidelines for
Subsidiaries (GSGM) and certain Corporate
Frameworks and also reviewed the Santander UK
Group Framework, which outlines our
responsibilities and relationship with Banco
Santander SA, to confirm it remains fit for purpose
and aligned with our fiduciary and regulatory
obligations.
During 2025, the Committee also reviewed
progress against the Governance Strategy,
which was first approved in 2024. Further detail
is provided in the Board Responsible Banking
Committee Chair’s report.
Director induction and training
The Committee oversaw tailored induction
and development plans for each new Director,
providing comprehensive briefings on Santander
UK’s strategic and commercial priorities and their
duties as Directors. New Directors also met key
stakeholders in the UK and across the Banco
Santander group and undertook site visits aligned
to their roles.
Annual review of Director interests and
conflicts of interest
As set out in the Chair's report on Corporate
Governance, the Committee is responsible for
the oversight of conflicts of interest, reviewing
Directors' proposed external appointments and
their time commitment. No conflicts of interest were
identified in the year that could not be managed as
part of ‘business as usual processes’ and no
external appointments were refused on the basis of
a potential conflict or time commitment.
Tom Scholar
Chair
9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	51

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report

David Oldfield Chair
Introduction
On behalf of the Committee, I am pleased to
present my first report on the work of the Board
Risk Committee.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure alignment
of practices, policies and procedures.
I am also the Chair of the RFB Committee and,
as the vast majority of Santander UK's
business is within the RFB’s perimeter, this
report details the governance arrangements,
practices and activities of both Committees.
I was pleased to welcome David Gledhill to
the Committee in 2025 and to thank Ed Giera
for the effective handover to me as Chair of the
Committee in March 2025.

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

Committee members
David Oldfield (Chair)
Michelle Hinchliffe
Mark Lewis
Nicky Morgan
Jose Maria Roldan
David Gledhill[1]
Ed Giera[2]
1Joined on 1 April 2025
2Left 31 March 2025
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
This year’s Committee discussions highlighted
elevated non-financial risk, stable financial
resilience, and growing execution demands, with a
focus on strong risk governance whilst delivering an
intensive transformation agenda alongside the
planned TSB acquisition:
Non-Financial risk
The Committee engaged in ongoing
comprehensive oversight of non-financial risks,
which remain the primary focus within our risk
profile. Key areas of focus remain Financial Crime,
IT Risk, Operational Resilience, Data Management,
Cyber Risk, and Model Risk. We oversaw the
implementation of clearer and fully funded
vulnerability action plans, particularly aimed at
enhancing operational resilience. At the end of
2024, we agreed to move Financial Crime, Data
Management and IT Risk under the oversight of the
Board Special Projects Committee (SPC) of which I
am also a member. Under this oversight, I am
pleased to confirm that IT Risk has returned to
Board Risk Appetite and is now back under the
remit of the BRC. Significant progress has been
made in Data Management and Financial Crime
and these both remain a priority for the SPC. In
addition, our proactive ongoing monitoring and
investments to defend against cybersecurity threats
have also bolstered our defences against potential
attacks at a time of elevated external threats.
Additionally, our Third-Party Risk Management
practices have improved, with enhanced oversight
from the Committee on outsourcing intentions to
mitigate concentration risk and benefit from the
capability offered by Banco Santander. This
ongoing diligence ensures we remain well-prepared
to navigate the challenges of our risk landscape.
Financial risk
The Committee undertook a comprehensive review
of the bank’s financial risk, in addition to ongoing
close oversight, which has remained well-controlled
throughout the period.
We monitored and maintained capital and liquidity
positions that demonstrate exceptional resilience,
with all metrics comfortably within our defined risk
appetite and above regulatory minimums. Stress
testing scenarios have been rigorously validated,
reaffirming the Bank's ability to absorb severe
shocks. The results from our Bank Capital Stress
Test and Internal Capital Adequacy Assessment
Process underscore our strong prudential
position, even in the face of heightened risks
related to historic misconduct issues and
challenging macroeconomic conditions. The
Committee has ensured that our credit portfolios
remain prudent and robust. As macroeconomic
conditions evolve, we recognise the importance
of early warning indicators in anticipating any
potential credit softening and competitive
pressures in funding.
Overall, the Committee emphasises that
whilst our financial foundation remains strong,
we must continue to be vigilant in monitoring
emerging risks and challenges in the credit
landscape, especially at a time of heightened
geopolitical uncertainty.
Evolving Geopolitical and Macroeconomic risk
During the year, the Committee recognised
increased uncertainty in the global geopolitical and
macroeconomic landscape, officially adding Global
Geopolitical and Macroeconomic Risk to the bank’s
Top Risks list. We assessed the implications of
rising tariffs, global trade fragmentation, and
challenges to international cooperation, identifying
these factors as significant potential headwinds for
the Bank’s operations. We were assured by
scenario analysis conducted and the establishment
of an agile monitoring squad to ensure that our risk
management strategies remain responsive to the
rapidly changing global dynamics. Moving forward,
maintaining vigilance and agility across the first and
second lines of defence will be essential for
ongoing effective risk management.
Strategic and Business risk: Transformation
depth and execution challenge
The Committee is focused on managing risks
during our transformation programmes, particularly
with the upcoming planned integration of TSB,
which is a key enabler for achieving our strategic
objectives. We understand that effective risk
management is crucial for supporting growth and
ensuring operational stability and the Committee
will remain dedicated to monitoring these dynamics
to navigate market complexities and protect our
customer and broader stakeholder interests.
Model Risk Management
In 2025, the Committee considered regulatory
feedback on our model risk management. We
oversaw the ongoing implementation of a Model
Risk Management remediation programme and
scheduled quarterly reviews. A workshop is
planned for 2026 to maintain focus and oversight
from the Committee and wider Board. We continue
to track the progress on regulatory approval of our
Hybrid Mortgage Model.
Effectiveness of risk management system and
internal controls
In 2025, Santander UK made significant strides in
identifying risks and enhancing controls, leading to
the closure of regulatory findings against our non-
financial risk framework. The improvements in Risk
Control Self-Assessments (RCSAs) and alignment
with the updated risk taxonomy strengthened our
risk identification and assessment. Progress was
made in reducing risk exposure across various
areas.
The Committee discussed forward-looking
risks that could impede progress if not managed
effectively, emphasising the need for management
actions to support the planned TSB integration and
remain within Board risk appetite on key risks.
Looking ahead, challenges include ongoing
geopolitical volatility, anticipated risks and impacts
from AI and quantum technology, and people risk
pressures. The Committee will focus on deepening
operational resilience, enhancing data reliability,
strengthening model risk, and ensuring successful
governance of transformation programmes,
including the planned TSB integration.

Annual Report 2025	Santander UK Group Holdings plc	52

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued
Primary activities
The Committee fulfilled its responsibilities in 2025, by monitoring, challenging, and advising the Board on Santander UK’s current risk exposure and future risk strategy. The Committee seeks to promote a strong risk culture throughout the business.

Areas of focus	Action taken by the Board Risk Committee	Outcome
Risk Appetite
–Reviewed and challenged the framework of the Board Risk Appetite Statement (RAS) to ensure that it effectively sets appropriate limits for each primary risk type. The challenge included the metrics related to the treatment of Data Management and Financial Crime metrics, and examining the appropriateness of the thresholds. Management addressed all these challenges effectively.
–Recommended the proposed Risk Appetite to the Board for approval. For more, see ‘Risk Appetite’ in the ‘Risk governance’ section of the Risk review.
Risk Framework
–Reviewed proposed changes to the Risk Framework, including the introduction of Transversal risks, changes to existing risk type names to align with the non-financial risk taxonomy changes, and governance updates to reflect alignment and consistency.
–Discussed the annual certification process and assessed the extent to which the Risk
Framework  had been simplified, effectively implemented and embedded across the business.
–Noted that Risk certification results indicated Santander UK materially complied with the
Risk Framework.

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
–Reviewed and challenged the stress testing, assumptions, sensitivity testing and scenario analysis for the 2025 Bank Capital Stress Test, 2025 ILAAP and ICAAP submissions.

–Supported management’s assumptions and
range of outcomes that Santander UK needs to
prepare for.
–On behalf of the Board, we approved the 2025
Bank Capital Stress Test.
For more, see ‘Stress testing’ in the
‘Risk governance’ section of the Risk review.

Credit risk
–Provided oversight via regular updates on the credit risk exposure of customers and clients in our Retail & Business Banking, Corporate & Commercial Banking and Consumer Finance
businesses. This included monitoring risks associated with large single-name exposures and franchises.
–Reviewed the potential implications of macroeconomic outlook in the UK, trade tariffs, tax increases, changes in growth expectations and individually assessed provisions.

–Concluded that Santander UK’s credit portfolios
remained resilient and encouraged
management to take appropriate measures to
address our top and emerging risks exposure.
–Supported management in the establishment
of an agile squad to ensure alignment and
consistency with the first- and second-line
responses on our credit risk exposure.
For more, see the ‘Credit risk’ section of the
Risk review.

Liquidity risk
–Assessed the liquidity risks related to current macroeconomic factors, changing customer behaviours, and the planned TSB acquisition. Reviewed management’s proposed approach to managing exposure to interest rates and mitigating net interest margin compression risk over the duration of our strategic plan and challenged management’s continued ability to remain agile in a more volatile interest rate environment.
–Reviewed the ILAAP, including the different scenarios and approaches utilised, and noted
management had addressed all regulatory feedback on the previous Liquidity Supervisory
Review and Evaluation Process and subsequent ILAAP reviews.
–Considered half yearly updates on Treasury and asset and liability management activities, the macroeconomic environment, Bank of England Bank rate changes and the impacts on our funding strategy.

–Acknowledged that Santander UK holds
sufficient liquid resources and has adequate
governance and controls in place to manage
liquidity risks.
–Recommended the 2025 ILAAP to the Board
for approval, following review and challenge.
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

–Recommended the payment of dividends
to the Board for approval, subject to final
determinations on capital needed to support
the planned acquisition of the TSB Group.
–Recommended the ICAAP to the Board for
approval, following review and challenge.
For more, see the ‘Capital risk’ section of the
Risk review.

Annual Report 2025	Santander UK Group Holdings plc	53

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Risk Committee Chair’s report continued

Areas of focus	Action taken by the Board Risk Committee	Outcome
Non-Financial risks
Received regular updates on key non-financial risk profiles and risk appetite, including progress on critical remediation plans, with a particular focus on Operational Resilience, People, Cyber and
Information Security, Third Party Risk Management:
For more, see the ‘Non-Financial Risk Management’ section of the Risk review.
Operational Resilience; and People risk

–Oversaw management’s preparation for the Operational Resilience Self-Assessment, including conducting a dry run and requiring enhanced supporting evidence, which included, independent review by a third-party, Internal Audit assurance and improved reporting dashboards.
–Challenged the maturity and credibility of key vulnerability remediation plans, including ransomware preparedness and Active Directory remediation. We sought funded and time-
bound actions, and ratified appropriate timeline adjustments.
–Challenged management on the progress made to improve the bank’s resilience posture, including, maintaining the necessary frequency of IT disaster recovery and back-up and restoration testing.
–Noted the integration of operational resilience into Santander UK’s change methodologies, including plans towards a comprehensive review of the bank’s resilience posture board risk appetite metrics in 2026.
–Reviewed the 2025 Operational Resilience Self-Assessment report. This report outlines the resilience risks that could affect Santander UK's ability to recover IBS services to customers within impact tolerance in severe but plausible scenarios.
–We evaluated people risks related to regular operations, ongoing organisational transformation, and the planned acquisition of TSB, focusing on capacity, capability, and talent retention strategies. Additionally, we emphasised the importance of key risk indicators related to employee attrition and absenteeism, and aimed to understand the impacts of our strategic initiatives better.

–The Committee is encouraged by independent
assessment report, which confirmed that
management have implemented their
recommendations and continue to progress
in delivering the operational resilience risk
remediation programme.
–Approved the descoping of two Important
Business Services (IBSs) and recommended
the 2025 Operational Resilience Self-
Assessment report to the Board for approval.
–Requested stronger definitions and metrics for
a sustainable green risk profile
and commissioned more frequent reporting
to the Committee.

Cyber and Information security

–Received regular updates on the Santander UK’s cyber threat posture, including nation state activity, third-party incidents and CBEST preparedness. CBEST is a targeted assessment that allows regulators and firms to better understand weaknesses and vulnerabilities and take remedial actions, thereby improving the resilience of systemically important firms and by extension, the wider financial system.
–Oversaw the delivery of key control enhancements across the IT hygiene programme,
Active Directory remediation, reduction of privileged access and progress of our Safe
Harbour investment.
–Challenged management on resourcing risks and requested improved transparency in reporting, including clearer metrics on phishing consequence management.
–Held a Board cyber simulation workshop.

–Acknowledged the progress made in cyber
and information security risk profile, including
achieving key milestones for IT risk as part of
the IT Risk Remediation activities.
–Noted the improvement made in our cyber
controls which is strengthened through
tighter multi-factor authentication and
supplier hardening, alongside improving
hygiene indicators, including a downward
trend in critical vulnerabilities.
–Requested explicit phishing consequence
statistics to be included in future reporting.

Third party Risk Management

–Provided oversight of Third-Party Risk Management (TPRM) and the Strategic Third-Party
Initiatives Pipeline, noting that TPRM remained within the Board Risk Appetite, with good progress made on the critical remediation plan actions.
–Reviewed and challenged management on the TPRM policy and requested clarification on
Board oversight responsibilities, and strengthening expectations around supplier certification, concentration risk reporting and exit plan assurance.
–Evaluated the Strategic Third-Party Initiatives Pipeline, emphasising the need for clearer forward-looking visibility of outsourcing activity, materiality assessment, Domain and Go To
Model dependencies, and escalation pathways for initiatives requiring Board approval.
–Reviewed the proposed executive governance model for outsourcing and third-party risk, including the establishment of the Third-Party Risk Forum as the accountable executive body.
We noted planned enhancements to the approval process to align with regulatory expectations, including criteria to determine when matters should be escalated for Board approval.
–Noted management’s planned integration of operational resilience requirements into outsourcing arrangements, including strengthened control expectations and certification standards for suppliers supporting Important Business Services.

–We were encouraged by management’s
strengthened approach to outsourcing and
third-party oversight in response to regulatory
feedback, endorsed enhanced governance
and resilience controls for Important Business
Services suppliers, and requested improved
metrics, a Board risk appetite dashboard to
include concentration risk, and case studies to
evidence effective Board oversight.
–Recommended the TPRM policy to the Board
for approval.

Model risk
–Reaffirmed Model Risk Management (MRM) as a strategic priority and requested a comprehensive time-bound implementation plan, with clear ownership, resourcing and peer benchmarking.
–Supported management in addressing Supervisory Statement 1/23 (SS1/23) requirements and wider regulatory feedback, providing oversight and challenge on the continued enhancement of the MRM framework.
–Continued to receive regular updates on the internal ratings based (IRB) programme and key model developments

–Reviewed and received assurance on
governance and independent review of the
Hybrid Mortgage Model.
–Commissioned quarterly updates and a 2026
workshop to support enhanced oversight of
Model Risk Management and sustainable
delivery of the framework.
–The Committee is committed to ensuring that
Santander UK meets the SS1/23 requirements
and effectively implements the overall Model
Risk Management Remediation Plan.
For more, see the ‘Model risk’ section
of the Risk review.

David Oldfield
9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	54

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report

Michelle Hinchliffe Chair
Introduction
On behalf of the Committee, I am pleased to
present my report on the work of the Board
Audit Committee during the year.
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

Committee members
Michelle Hinchliffe (Chair)
Ed Giera[1]
Lisa Fretwell
David Gledhill
David Oldfield
1Left 31 March 2025
The Board has determined that I have the
necessary qualifications and skills to qualify as
the Board Audit Committee financial expert as
defined in Item 16A of Form 20-F .
Key activities in the year
Financial reporting
Overseeing the integrity of financial
reporting, including related disclosures, is a key
role of the Committee. The Committee’s focus is
on key management judgements and estimates
and challenging management on the assumptions,
models and data inputs underlying these
calculations. During the year the Committee
challenged management’s approach to the
determination of provisions, particularly in
respect of historical motor finance commission
arrangements, taking account of the outcome of
the FCA commissioned review, and also other
litigation and customer remediation provisions.
Internal controls and regulatory reporting
Effective operation of the three lines of defence
is essential for supporting an effective system
of internal controls. The Committee challenged
management and sought feedback from the three
lines of defence on the evolution of the control
environment over financial reporting as well as
feedback from PwC, our external auditors. Specific
areas of Committee challenge included:
–Change management controls in view of
the ongoing implementation of significant
transformation programs impacting financial
reporting including, a general ledger
replacement program and, a new group
reporting system ‘One Reporting’.
–Controls over the integrity of data including the
identification of key data elements and data
lineage controls.
–The operation of controls over models used
for financial reporting, including model risk
assessment, model validation controls and
the use of management judgement to reflect
conditions not captured by models. The
key models relevant for financial reporting
underpin calculation of expected credit losses.
The Committee was pleased to receive reports
from Internal Audit which reflect the continued
enhancement to the control environment during
the year and encouraged management to maintain
focus on further improvements.
Meetings with management
In my capacity as Committee Chair, I meet with
key members of the management team and the
external auditors in advance of each Committee
meeting. I also ensure that private sessions are
held throughout the year with the Committee and
management, the Chief Internal Auditor and the
external auditors. I also attend meetings with the
PRA and other regulators as required.
Whistleblowing
The Committee has oversight of Santander UK’s
whistleblowing arrangements. I continue to serve
as Whistleblower’s Champion, with responsibility
for overseeing the integrity, independence and
effectiveness of the whistleblowing programme.
During the year, I held regular meetings with the
whistleblowing team to discuss long outstanding
cases, trends and emerging themes, policy
enhancements, regulatory interactions and the
findings of Internal Audit’s review of controls.
The Committee received and considered bi-annual
management reports covering the progress and
outcomes of concerns raised, identifiable trends
and risks, developments in the regulatory
environment and evolving best practice to support
a culture in which colleagues feel safe to Speak Up
without fear of retaliation.
The Committee also reviewed the annual
Whistleblowing Report prior to its submission to the
Board and considered the results and
recommendations of the Internal Audit review,
together with management’s actions in response.
The Committee is satisfied that Santander UK
complied with FCA and PRA whistleblowing
regulations during the year.
Recovery and Resolution Planning
The Committee oversees Santander UK’s ongoing
work on Recovery and Resolution Planning. In
2025 the Committee:
–continued to receive regular updates on
management’s progress towards maintaining,
testing and, where possible, enhancing
resolvability capabilities and arrangements;
–considered and recommended to the Board for
approval the 2025 Recovery Plan;
–participated together with other Board members
in a combined Recovery and Resolution
exercise that sought to highlight key decisions
and actions that will need to be considered in an
severe financial stress.
Looking Ahead
The Committee will continue to focus on key
management judgments and estimates,
particularly as certain legal and regulatory matters
progress during 2026, the evolution of the control
environment in response to major transformation
projects and the financial reporting and control
impacts from the planned integration of TSB.

Annual Report 2025	Santander UK Group Holdings plc	55

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Financial reporting
Significant financial reporting issues including judgements and estimates
The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. This is considered by the
Committee throughout the year where interim reports are issued and at year-end. In 2025, we focused on the following financial reporting matters:

Areas of Focus	Actions taken by the Board Audit Committee	Outcome
Financial Reporting including disclosures
Fair, balanced and understandable
–Considered the robustness and outcomes of the assurance, review and verification processes conducted by management to ensure the Annual Report is fair, balanced and understandable, and whether the key risks reflected the Committee's concerns and were consistent with those reported by management.
–Leveraged the understanding the Committee gained through the reporting made to it throughout the year relating to management judgements and estimates, internal controls, Internal Audit and reports by the external auditors.
–Concluded that the 2025 Annual Report was fair, balanced and understandable.
Sustainability reporting	–Considered the sustainability disclosure requirements, the work of the other Committees, and management’s assessment of climate risk exposures and how this impacts the financial statements.	–Agreed that the impacts of climate risk and sustainability reporting are appropriately reflected in the financial statements.
Critical judgements and accounting estimates
Provisions and contingent liabilities See Note 1 - Critical judgements and accounting estimates, Notes 27 and 30 to the Consolidated Financial Statements
–Analysed the judgements and estimates made by management to evaluate the adequacy of provisions regarding a range of customer remediation, litigation and other regulatory matters including:
•Historical motor finance commission arrangements including the outcome of the review commissioned by the FCA
•Litigation with a third party over an alleged PPI liability
•German dividend tax arbitrage transactions regulatory and law enforcement investigations
–Reviewed and challenged management’s approach to determining provisions and the triggers for raising a provision. This included consideration of the external auditors’ views on the timeliness and adequacy of provisions raised.

–Acknowledged the inherent uncertainty
underlying management’s estimates and
judgements.
–Satisfied itself that the approach resulted in an
appropriate level of provision and disclosure in
respect of these matters.

Credit impairment charges See Note 1 – Critical judgements & accounting estimates and Note 8 to the Consolidated Financial Statements See ‘Credit risk’ in the Risk review
–Considered the forward-looking models used to determine credit impairment charges which require judgements to be made, including:
•Determination of macro economic scenarios and weights applied to each scenario.
•Criteria used to determine a significant increase in credit risk.
•Judgemental adjustments (JAs) applied to modelled output to reflect risks not in the models
–Considered management’s judgements in relation to the expected credit loss for individually assessed Stage 3 corporate exposures
–Considered reports throughout the year from management on:
•Updates to the macroeconomic scenarios and weights including interest rates, inflation, unemployment and house price inflation
•The JA framework and controls in place over retention and release of JAs.
•Credit model performance
•Credit performance, leveraging reporting to the BRC
–Reviewed and challenged management’s models and assumptions.

–Satisfied ourselves with the robustness of the
process used to arrive at the management
judgements and estimates as well as with the
management judgements and estimates
themselves.
–Concurred with management that the credit
impairment charge and provision were
appropriate.

Defined Benefit Pension Schemes See Note 1 – Critical judgements & accounting estimates and Note 28 to the Consolidated Financial Statements See ‘Pension risk’ in the Risk review
–Considered management’s approach and the judgements and estimates underlying the determination of the defined benefit pension asset and liability including:
•Illiquid asset valuations where there is inherent uncertainty as to their values based on unobservable market inputs.
•Discount rate, inflation and mortality assumption inputs to the calculation of the defined pension liability.
•Received updates from managements on the key estimates and assumptions.
–Challenged management on decisions made with respect to valuation of illiquid assets and the application of mortality tables to the specific profile of the company’s fund.

–Agreed with the proposed quantitative and
qualitative disclosures in respect of pension
obligations.
–Agreed with management on decisions made
with respect to valuation of illiquid assets and
the application of mortality tables.

Goodwill See Note 19 to the Consolidated Financial Statements
–Considered management’s analysis of the goodwill balances, including the assessment of any impairment indicators.
–Noted that the carrying value for goodwill is assessed on the basis of discounted forecast future earnings requiring estimates to be made of future cash flow projections and the discount rate.
–Concurred with management that no impairment of the goodwill balances should be recognised in 2025. –Agreed with management’s assessment that no indicators of impairment had been identified.
Going Concern	–Reviewed management’s assessment of whether it is appropriate to use the going concern basis of accounting in preparing the financial statements.	–Concurred with management’s conclusions on going concern and longer-term viability. –Recommended to the Board that the financial statements should be prepared on a going concern basis.

Annual Report 2025	Santander UK Group Holdings plc	56

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Audit Committee Chair’s report continued

Areas of Focus	Actions taken by the Board Audit Committee	Outcome
Internal Controls
Internal Controls over financial reporting
–Considered the effectiveness of the control environment with a focus on internal controls over financial reporting. Section 404 of the Sarbanes-Oxley Act requires the Company to report on the design and effectiveness of its internal controls over financial reporting (ICFR) framework.
–Considered management’s SOx testing framework including 100% independent design and effectiveness testing of financial reporting controls.
–Reviewed management’s assessment of the data lineage controls.
–Reviewed the root cases and remediation plans for any deficiencies identified.
–Concurred with management’s assessment of the effectiveness of the control environment, with a focus on internal controls over financial reporting, at 31 December 2025.
Internal Audit
The Committee monitors and assesses the
performance of Internal Audit through review of the
audit strategy and plan including scoping, including
feedback received from Banco Santander. The
Committee also has oversight of the
independence, capability and capacity of
resources available to deliver the plan with
enhanced focus on strategic workforce planning, to
confirm the effectiveness of the function. The
Committee considers matters raised by Internal
Audit and the follow up of management’s
resolution of these matters.
Through regular reports and meetings with Internal
Audit, the Committee:
–Reviewed and approved the internal audit
plan including the methodology adopted to
determine appropriate scope and coverage of
items requiring audit. The plan was updated
at regular intervals in 2025 in response to
emerging risks, and changes in the business
and regulatory environment.
–Reviewed regular reports from Internal
Audit on relevant conclusions on the audits
completed and progress on implementing
recommendations with special consideration
to any significant overdue recommendations
escalated to the Committee by the Chief Internal
Auditor and broader root cause analyses. All
unsatisfactory rated audits were subject to
additional scrutiny by the Committee, requiring
the relevant business areas to present their
response and action plans to address the
audit findings.
–Oversaw the objective setting and performance
evaluation of the Chief Internal Auditor, ensuring
objectives align to Santander UK’s key priorities.
Oversight of External Auditors
External Auditors
The Committee monitors the work and
performance of PwC, the external auditors for
Santander UK. PwC were appointed external
auditor in 2016 and a group wide tender was
undertaken in 2024, with PwC being reappointed
for the financial years 2026, 2027 and 2028. Ian
Godsmark has been the lead audit engagement
partner since June 2022.
During the year, key members of the PwC audit
team attended Audit Committee meetings and met
separately with the Committee in private sessions
and at other times throughout the year. Key
activities during the year included:
–Consideration and approval of the external
audit plan, including updates and monitoring
progress of the audit against that plan
–Consideration and approval of the engagement
letters and the audit fees for 2025
–Review of PWC’s reports on findings and
recommendations on financial reporting matters
with a focus on key estimates and judgements
and recommendations on internal controls
identified during the audit
–Consideration of the summary of misstatements
not corrected by management. The Committee
was satisfied that the misstatements were not
quantitatively or qualitatively material, either
individually or in aggregate at each quarter-end.
Non-audit fees
To safeguard the auditor’s independence and
objectivity, Santander UK have a robust policy
on non-audit services provided by our external
auditors. Non-audit services were under
continuous review throughout 2025 to determine
that they were permitted by reference to their
nature, assessing potential threats and safeguards
to auditor independence as well as the overall ratio
of audit to non-audit fees
All engagements require approval, either by the
Chair (or in their absence their alternate), under
delegated authority for amounts under £250,000
plus VAT or, if larger, by the Committee. This
process is in addition to the need for all non-audit
fees to be approved by the Banco Santander Audit
committee. The external audit lead partner must
also confirm that any non-audit engagement meets
the auditor’s own ethical standards and does not
pose a threat to their independence and objectivity.
Fees for non-audit work performed by PwC in
2025 are set out in Note 7 to the Consolidated
Financial Statements. All engagements were
reviewed in advance of the work being undertaken
to ensure compliance with the policy as noted
above.
In 2025, the company paid £1.8m to PwC for
incremental work in support of their audit of
Banco Santander SA.
Michelle Hinchliffe
9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	57

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Responsible Banking Committee Chair’s report

Nicky Morgan Chair
Introduction
On behalf of the Committee, I am pleased to
present my report on the work of the Board
Responsible Banking Committee.
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
Nicky Morgan (Chair)
Lisa Fretwell
David Gledhill
Mark Lewis
Jose Maria Roldan
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
Acknowledging an increase in new ESG
requirements that will continue to impact
Santander UK, management presented a high-
level overview of the most material requirements
and how they propose to respond to them. These
included the European Union Sustainability
Omnibus, the European Banking Authority
Guidelines on the Management of ESG risks as
well as UK Government and regulatory
requirements.
In 2025, we kept abreast of progress against our
Responsible Banking strategy via regular
reporting, encouraging management to work
towards our ESG ambitions. Additionally, the
Committees were pleased to endorse a new
Sustainability Narrative.
Artificial intelligence (AI) marks a fundamental
shift in how banks can operate, distinct from
traditional models and the systems they
have historically relied upon. In 2025, the
Committees considered the use of AI initiatives
across Santander UK and the development of a
governance framework to ensure deployment
is trustworthy.
Our customers
The Committees continue to ensure that customer
considerations are at the centre of the Boards
discussions and decision making. We continue to
monitor our customers’ outcomes via a Consumer
Duty dashboard, using that dashboard to inform
regular ‘deep dive’ discussions on key issues
impacting our customers. In 2025, these included:
–customer complaints
–customer outcomes testing
–operational customer communications
–responsible lending complaints
The Committees also considered and
recommended the Consumer Duty Annual Report
to the Board for approval.
Management continues to take proactive steps to
support our customers, such as raising awareness
of ways in which fraudsters may attempt to trick
them, and notifying customers of products and
services that may provide them with better value.
Critically, management continues to invest in
training for our customer-facing employees
to ensure they are fully equipped to deal with the
most complex customer issues at first contact. We
continued to monitor customer satisfaction via our
Net Promoter Scores. You can read more about
this in our Strategic Report.
Our people and culture
Our people are integral to the success of the
organisation and we therefore spend a significant
proportion of our meeting time assessing our
employee value proposition and culture.
Lisa Fretwell is our Employee Designated Director
and she has reported to us quarterly on her and
fellow NEDs’ interactions with, and learnings from,
our employees. Each NED signed up to an
employee engagement programme for 2025 and
they were invited to share their insights and
experiences from these with the Committees
throughout the year. Each NED also sponsors an
Employee Network and stays informed of its activities
throughout the year. In 2025, the Boards met with the
Networks collectively and you can read more about
this in our Stakeholder Voice Statement of this report.
Management have continued to report holistically on
culture using the existing dashboard and a refreshed
measurement framework. Together with our
personal interactions with employees these have
provided us with evidence of a clear and material
shift in Santander UK’s culture which we will
continue to track and encourage in 2026.
Our inclusive culture is a strength which we are
keen to continue to develop and strengthen. In
2024, the Committee reviewed and recommended
to the Board a Diversity and Inclusion Strategy
which remains applicable and will be refreshed
during 2026. In 2025 we reviewed and in
March 2026 approved the Pay Gap Report. The
Committees were pleased to note the positive
progress made this year on narrowing the Black
pay gap. Management are committed to ensuring
further progress is made and that there is a clear
plan to achieve diversity at all levels. You can read
more about this on our website.
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
Community and suppliers
To ensure we do the right thing by our
communities and suppliers, the Committees
received reports on our ethical procurement
approach, and activities undertaken to ensure that
no modern slavery exists in our supply chains . As
in prior years, we are pleased with progress in
these areas and continue to encourage
management to do more. The Committees also
reviewed and recommended to the Board a
refreshed Social Strategy. You can read more
about this in our Stakeholder Voice Statement of
this report.
Responding to climate change
We reviewed the refreshed Climate Transition
Plan, which had been independently assessed by
Deloitte, noting that that there was considerable
regulatory activity in this area.
Nicky Morgan
9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	58

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Special Projects Committee Chair’s report

Nicky Morgan Chair
Introduction
On behalf of the Committee, I am pleased to
present my first report on the work of the
Board Special Projects Committee under my
chairmanship.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure
alignment of practices, policies and
procedures.
I am also the Chair of the RFB Committee and,
as the vast majority of Santander UK's business
is within the RFB’s perimeter, this report details
the governance arrangements, practices and
activities of both Committees.
The Committee was created at the end of 2024,
following the restructuring of the Litigation and
Contentious Regulatory Committee and the
dissolution of the Mergers and Acquisitions
Committee.

Committees’ responsibilities
Oversight of programmes to address matters that are outside Board Risk Appetite or are considered critical change programmes.
Oversight of any activity related to mergers or acquisitions.
Oversight of any litigation or contentious regulatory investigations.

Committee members
Nicky Morgan (Chair)
David Gledhill
Michelle Hinchliffe
David Oldfield
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
Critical Change Programmes
At the end of 2024, oversight of Financial Crime,
Data Management, Data Privacy and Protection
and IT Risk was referred to the Committees by the
Board Risk Committee (BRC).
During the year, we monitored progress against
the plans to remediate these areas and return
them to Board Risk Appetite.
We have challenged management on execution
risk and supported them in assessing delivery
capacity and capability. The Committees have
prioritised the implementation of sustainable
solutions and considered what would be an
appropriate level of residual risk for a Programme.
Ultimately, these efforts are focused on
establishing a secure business environment that
supports the continued success of Santander UK
for our customers and stakeholders.
As a result of this oversight, we are pleased that IT
Risk returned to Board Risk Appetite over a
sustained period and is now back under the remit
of the BRC.
Substantive progress has been observed in
Financial Crime risk. Data Privacy and Protection
risk returned to Board Risk Appetite. Both Financial
Crime risk and Data Management remain a priority
for SPC oversight in 2026. Given the
interdependence between Data Management and
Data Privacy and Protection, the latter will also
remain under the remit of the Committee.
Mergers and Acquisitions
The Committees have overseen the application
process for the proposed acquisition of TSB and
challenged management to develop suitable
integration plans if the acquisition is approved.
Although each Board Committee has supervised
workstreams relevant to its area of responsibility,
we have ensured comprehensive oversight of the
acquisition program and of any workstream not
otherwise allocated.
Key areas of focus have been Technology and
Operational Resilience as the Committees
recognise the importance of creating and
maintaining stronger foundations throughout the
integration process.
We have rigorously assessed the required
regulatory submissions and continue to monitor the
robustness of transition plans to ensure a secure
and orderly process, with an emphasis on
delivering for both our customers and TSB
customers who will become part of Santander.
Litigation and Contentious Regulatory Matters
The Committees oversee the management of
any litigation and contentious regulatory matters
and consider whether management’s proposed
strategies are appropriate.
In 2025, the Committees considered:
–The dispute between AXA France IARD/VIE and
Santander Insurance Services UK Limited and
Santander Cards UK Limited including the ruling
that was passed down in July 2025. For more,
see Note 30 to the Consolidated Financial
Statements.
–The FCA’s proposed motor finance consumer
redress scheme. For more, see Note 27 to the
Consolidated Financial Statements.
Nicky Morgan
9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	59

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report
I

Mark Lewis Chair
Introduction
On behalf of the Committee, I am pleased to
present my report on the work of the Board
Remuneration Committee under my
chairmanship.
When feasible, the Committee and the RFB
Committee (together the Committees) conduct
their business concurrently to ensure
alignment of practices, policies and
procedures.
I am also the Chair of the RFB Committee
and, as the vast majority of Santander UK's
business is within the RFB’s perimeter, this
report details the governance arrangements,
practices and activities of both Committees.
I would like to thank Ed Giera, who stepped down
from the Committee in March 2025, for his
commitment and contributions.

Committees’ responsibilities
Setting the overarching principles and
parameters of the remuneration policy and
ensuring that the framework supports
compliance with applicable legal and
regulatory obligations, including ring-fencing.

Supporting the long-term sustainable success of Santander UK through effective oversight of remuneration adjustments.
Overseeing the implementation of the
remuneration policy, including approving
individual remuneration packages and the
bonus framework and outcomes for Executive
Directors (EDs) and other senior executives.

Approving the framework for identifying Material Risk Takers (MRTs) and overseeing their remuneration arrangements.

Committee members
Mark Lewis (Chair)
Lisa Fretwell
Ed Giera[1]
David Gledhill
Jose Maria Roldan
David Oldfield
1Left on 31 March 2025
As described in the Board and Committee
effectiveness section of the Chair's report
on Corporate Governance, the Committees’
performance was assessed as part of the
annual review. The review concluded that the
Committee continues to operate effectively.
Key activities in the year
Aligning remuneration with our strategic
priorities and good customer outcomes
Our variable pay framework is underpinned by
core principles that link remuneration to
performance and ensure alignment with our
strategy, risk appetite and culture. It is designed to
support good customer outcomes and to promote
fair treatment across our workforce.
We review the framework annually to confirm it
continues to reflect our strategic priorities, our
culture and the behaviours we expect from
colleagues.
For 2025, performance was assessed through a
balanced scorecard of financial and non-financial
metrics across three categories: Transformation
(Fees over Costs, Active Customers and Cost per
Active Customer), Sustainable Profitability
(RoRWA and SVA) and Capital (Capital
Generation).
This was supported by a qualitative assessment of
how results were achieved, including consideration
of the risk and control environment, customer
impacts and outcomes, and sustainability and
responsible banking factors. It also reflects
performance versus market and network
collaboration, and informs the Committee’s
judgement when determining variable pay
outcomes.
In 2025, we continued to strengthen the integration
of our People Deal into our remuneration
arrangements, supporting and reinforcing a high-
performance culture. In doing so, we:
–Oversaw the harmonisation of bonus
arrangements to reward and recognise strong
performance, while strengthening alignment to
our risk culture and good customer outcomes;
–Maintained oversight of remuneration
considerations relating to the proposed
integration of TSB, recognising the importance
of retaining key talent and aligning incentives to
support integration and wider transformation;
–Considered the implications of the joint PRA and
FCA policy statement and implemented
changes to our remuneration arrangements;
and,
–Continued to monitor the external
macroeconomic, regulatory and competitive
environment, informed by Board discussions
and workforce engagement.
Business performance in 2025 and impact
on remuneration
During 2025, Santander UK continued to make
progress against its ambition to become the best
bank for customers, with a focus on innovation,
technology and the introduction of new products.
The Bank delivered a strong performance during
the year, supported by increased income and the
benefits of ongoing efficiency initiatives. Customer
lending and deposit balances grew, cost discipline
remained effective, and we maintained a strong
capital and liquidity position throughout the year.
Customer experience remained a priority, with
continued focus on Retail Net Promoter Scores.
In approving the overall bonus pools for Santander
UK, Santander Consumer UK and Santander
Financial Services, together with bonus outcomes
for EDs and other senior executives, the
Committees also considered current and forward-
looking risks, including the implications of the
historical motor finance provision. The Committees
are satisfied that variable pay outcomes for 2025
appropriately reflect Santander UK’s financial and
non-financial performance, and are fair, consistent
and aligned with the interests of our stakeholders.
Further detail is set out in the Remuneration
Implementation Report.
Our approach to risk adjustments
Our risk adjustment processes apply to all
employees and are firmly embedded within our
remuneration framework. We continue to employ a
range of mechanisms to ensure remuneration
outcomes appropriately reflect risk, including
adjustments at bonus pool level, and where
relevant, individual adjustments through recovery
provisions.
Following amendments to the 2024 UK Corporate
Governance Code, effective from 2025,
management reviewed our malus and clawback
arrangements to ensure they remain robust and
aligned with regulatory expectations. The review
focused on confirming: (i) clear and enforceable
provisions; (ii) comprehensive lists of potential
triggers (including misconduct, material risk
management failures, and reputational harm); and,
(iii) that clawback periods are consistent with
regulatory requirements.
Alongside the Chief Risk Officer’s
recommendations on risk adjustments to bonus
pools and any collective or individual adjustments,
the Committee also seeks assurance from the
Board Risk Committee on risk performance and
whether any further adjustments may be
warranted. The Chief Internal Auditor’s evaluation
of the control environment is also taken into
account as part of this process.
We also receive regular updates from the Chief
Compliance and Non-Financial Risk Officer on
investigations into incidents affecting Santander
UK, including any resulting recommendations on
remuneration-related risk adjustments for
individuals.
The Committee spent considerable time
considering how best to reflect current risk matters
in 2025 variable pay outcomes and is satisfied that
the final outcomes are fair, proportionate and
appropriately aligned with the Bank’s risk profile.
As noted in last year’s report, Santander UK
maintains a NYSE-compliant recovery policy,
which enables the recovery of variable
remuneration awarded to Executive Officers in the
event of an accounting restatement.

Annual Report 2025	Santander UK Group Holdings plc	60

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board Remuneration Committee Chair’s report continued
Supporting our employees
The Committees’ responsibilities extend beyond
setting remuneration for the EDs to cover other
senior leaders (including MRTs) and, importantly,
oversight of the reward and benefits policies
applied across Santander UK .
Each year, the Committees review remuneration
and benefits for the wider workforce and receive
updates throughout the year on key related
developments. This helps to ensure that decisions
on executive pay are informed by, and aligned
with, the approach taken for employees more
broadly.
We are committed to ensuring colleagues
are rewarded fairly and have access to a
comprehensive and meaningful benefits offering.
This supports our ability to attract and retain
talented people and is also important in providing
practical support across the workforce, particularly
for our lowest-paid employees.
In supporting our colleagues, we reaffirmed our
commitment to fair, transparent and responsible
pay across the workforce, including clear
disclosure of the CEO pay ratio, which is set out in
the Remuneration Implementation Report.
We welcomed the successful extension of
private medical insurance to all employees during
the year. In addition, we completed a review of the
Sharesave arrangement to ensure it continues to
represent good value for participants and the Bank
and concluded that it remains fit for purpose
Board Chair reward
Following Tom Scholar’s appointment as Board
Chair, his fee arrangements were set on the
same basis as those of his predecessor. The Chair
is paid a single, all-inclusive fee and is not eligible
for pension contributions or to participate in any
performance-related pay arrangements.
This approach helps to preserve the Chair’s
independence and is consistent with UK corporate
governance best practice.
Executive Director reward
Following regulatory approval, Enrique Alvarez
was appointed to the Board on 12 February 2025.
He subsequently left the Board after one year. No
changes were made to his existing remuneration
arrangements. Enrique received an expatriate
benefits package to support family relocation to the
UK. Details of his remuneration relating to his
Santander UK plc role can be found in the
Santander UK plc report.
CEO succession and transition
The Committee noted that Mike Regnier, former
Chief Executive Officer, departed at the end of
February 2026. Mahesh Aditya succeeded to the
role of Chief Executive Officer with effect from 1
March 2026. The Committee oversaw the
departure arrangements for the outgoing Chief
Executive Officer and approved the remuneration
adjustments for the incoming Chief Executive
Officer, ensuring that both were consistent with the
approved Remuneration Policy.
Inclusive Culture
We maintained our focus on strengthening
inclusive culture. We believe that a diverse
workforce, in which everyone feels valued, is
essential to fostering an inclusive environment and
supporting high-performing teams.
We voluntarily disclose our ethnicity pay gap and
will continue to monitor legislative developments to
ensure our methodology and reporting remain
aligned. The Board Responsible Banking
Committee reviewed the Pay Gap Report in 2025
and approved it in March 2026. For further detail,
please refer to the Board Responsible Banking
Committee Chair’s report.
Regulatory changes and engagement
Regulatory developments remain a key area of
focus for the Committee. Management engages
constructively and proactively with our regulators
and keeps them appropriately informed of matters
of interest, supporting an open, transparent and
effective relationship.
On 15 October 2025, the PRA and FCA published
a joint policy statement introducing changes to the
UK remuneration rules for dual-regulated firms.
The Committee considered the implications for
Santander UK, taking into account our subsidiary
status, and approved a number of updates to the
remuneration policy. These included introducing
a four-year deferral period for most MRTs and
revising the proportion of variable remuneration
that is deferred. These changes provide simpler
and more proportionate outcomes.
Looking ahead
Looking ahead to 2026, the Committee’s
priorities will include oversight of remuneration
matters arising from the integration of TSB. This
will encompass aligning reward frameworks to
provide a coherent, equitable and risk-aligned
approach for colleagues across both organisations,
alongside ensuring that performance measures
are appropriately set so that remuneration
continues to reinforce prudent judgement
and decision-making throughout the transition.
Workforce considerations will include the retention
of key talent and supporting colleagues through
operational and organisational change.
The Committee will also continue to implement
the regulatory developments flowing from the PRA
and FCA’s joint policy statement, with particular
emphasis on strengthened expectations for
performance assessment and the application of
risk adjustment and accountability.
Furthermore, the Committee will continue to
keep market developments and stakeholder
expectations under review.
Mark Lewis
9 March 2026

Annual Report 2025	Santander UK Group Holdings plc	61

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report
Basis of preparation
This report has been prepared by the Board
Remuneration Committee on behalf of the Board.
We meet all the statutory reporting requirements
for large private companies.
We follow the UK Corporate Governance Code
2024 (the Code) and comply with its Provisions,
except where noted in the Directors' Report.
Several voluntary disclosures are included.
Remuneration policy for Executive Directors
(EDs)
Our policy for EDs has two elements: fixed
and variable pay. Fixed pay is set at market
competitive levels. Variable pay rewards
achievement of financial targets, strategic goals
and individual performance. All variable pay is
subject to risk adjustment.
Our remuneration policy meets regulatory
requirements.
Santander UK is part of the Banco Santander
group, which remains subject to the maximum
2:1 pay ratio. We therefore apply a 2:1 cap as
approved by Banco Santander SA shareholders.
For control function roles, a lower 1:1 ratio
normally applies.
Executive remuneration principles
Our policy reflects our values of Simple, Personal
and Fair. It is designed to be clear, balanced and
aligned with prudent risk management.
The key drivers of our Remuneration Policy
Customer focus and responsible outcomes
Delivering good outcomes for customers is
central to Santander UK’s strategy and culture.
Our remuneration policy promotes customer-
centric behaviours, responsible decision-making
and high standards of conduct. Variable pay
awards reflect both financial and non-financial
performance, including customer outcomes, and
are designed to avoid conflicts of interest and
foreseeable customer harm.
Purpose, culture and Our People Deal
Our remuneration policy supports Santander
UK’s strategy, long-term sustainable success and
culture. It reinforces Our People Deal and
promotes behaviours aligned with our purpose
and values of being Simple, Personal and Fair.
Performance assessment recognises both what
is delivered and how it is delivered.
Link to strategy and performance
Reward outcomes are aligned with the delivery
of Santander UK's strategic priorities. Variable
pay is determined through a balanced
assessment of performance, including
measures of efficiency, sustainable profitability
and capital generation, and the effectiveness
of the risk and controls environment.
Remuneration arrangements reflect Santander
UK's Risk Appetite and support responsible
conduct, effective risk management and long-
term sustainability.
Clear and transparent reward arrangements
Our remuneration policy is designed to be clear,
transparent and easy to understand. Simple and
consistent structures support engagement and
trust by reinforcing the link between individual
contribution and business performance.
Fair, responsible and well-governed
outcomes
Executive remuneration reflects performance
against stretching objectives set at the start
of the year, with outcomes determined in the
context of wider workforce pay and conditions.
All remuneration arrangements comply with
applicable legal and regulatory requirements.
The Committee exercises independent
judgement, with safeguards to manage conflicts
of interest.
Remuneration policy applicable to Executive Directors in the year

Fixed pay	Principle and description	Policy
Base salary	–To attract and retain EDs with the skills needed to deliver our strategy and meet the demands of the role.
–Base salaries are normally reviewed each year. When setting or reviewing salaries, the
Committee considers:
–the complexity of the role, its responsibilities, and market benchmarks;
–the need to set pay at a level that discourages inappropriate risk-taking; and
–salary increases awarded to other employees.

Pension arrangements	–To provide an element of the package that supports retirement savings.
–EDs receive a cash allowance instead of a pension contribution. This is normally set at 9%
of salary, in line with the wider workforce average, other than in exceptional circumstances which may include international assignments.

Other benefits	–To offer a competitive package which supports employee wellbeing.
–Benefits include:
–private medical insurance for EDs and their dependants;
–life assurance;
–health screening;
–relocation allowances where relevant; and
–access to share schemes on the same terms as other employees.

Variable pay	Principle and description	Policy
Variable pay plans
–Our Variable Pay Plan motivates EDs to achieve
and exceed annual targets, within our Risk Appetite
and in line with our strategy and values.
–Multi-year deferral and delivery in Banco
Santander SA shares aligns EDs’ interests with the
long-term success of Santander UK. Additional
long-term performance testing applies to a portion
of the CEO's deferred award.
–The PagoNxt Incentive Plan rewards those critical
to the success of PagoNxt, a Banco Santander
strategic priority.

–Bonus awards are discretionary and based upon financial, non-financial and individual performance.
–Bonus structure: At least 40 % of any bonus is paid upfront after the end of the performance year, with at least half delivered in shares.
–Deferral: Up to 60% of the bonus award is deferred and delivered in equal tranches over four or five years. At least half of each tranche is delivered in shares.
–Long-term performance testing: For EDs, either two or three deferred tranches are subject to further performance testing, which may reduce or increase the final award.
–PagoNxt Long-Term Incentive Plan: Awards can be granted in restricted share units and/or premium priced options in PagoNxt, and vest in line with regulation.
–Malus and clawback: Recovery (malus and clawback) can apply to variable pay for up to ten years post grant.
–Retention period: Shares or share instruments are subject to a one-year retention period following vesting.
–Shareholder alignment: The structure of variable pay means EDs build a meaningful shareholding in Banco Santander SA. This may continue for a significant period after employment ends.
–CEO shareholding policy: The CEO must, within five years of appointment, build and maintain a shareholding equal to two times net salary set on appointment. No formal post-
employment shareholding requirement is in place.

Annual Report 2025	Santander UK Group Holdings plc	62

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued
On recruitment
When we appoint a new ED, we set salary at a
market competitive level reflecting role scope,
peer benchmarks and individual experience.
New EDs usually receive a benefits package
and pensions allowance aligned with the wider
workforce.
Remuneration is established in line with our
policy, as set out in the table above. We may
provide relocation support and international
mobility benefits where appropriate. Relocation
support is normally capped and provided for
a limited time. For international assignments,
we may offer benefits and pension which reflect
home-country practice and law.
Buy-out awards
We may provide compensation to EDs who forfeit
awards when leaving a previous employer. The
Committee may use discretion to make such
payments to secure the person’s employment.
Any payments will reflect the value, structure,
vesting dates, and conditions of the awards
forfeited. Awards will align with our long-term
interests and comply with regulation.
Service agreements
The terms and conditions of employment are
set out in individual contractual agreements. EDs
have contracts with a six-month notice period for
both the Director and the Company. The
Company may terminate employment
immediately with a payment in lieu of the ED's
fixed pay for the notice period. In the event of
termination for gross misconduct, neither notice
nor payment in lieu of notice is required.
Termination payments
If an ED ceases employment, treatment of
variable pay and any termination payments,
will reflect the terms of the service agreement,
scheme rules, regulation and our leavers policy.
Typically, outstanding variable pay awards lapse
on termination, unless the Committee decides
the person is a ‘good leaver’. Good leaver
reasons include: injury, ill-health, disability,
redundancy, retirement and death. The
Committee may, at its discretion, determine an
ED is a good leaver in any other circumstances.
For good leavers, any variable pay typically
continues on the normal payment schedule and
remains subject to performance. Other than
redundancy payments, no additional termination
payments are generally made.
In the event of a change in control, variable pay
awards will be treated in line with the relevant
scheme rules and regulation.
Risk and Performance adjustment
We comply with all regulatory requirements for
risk and performance adjustment. All variable
pay can be adjusted for current and future risks
through our Additional Risk Adjustment Standard,
which is linked to our Board approved Risk
Appetite. The Standard provides a quantitative
assessment against our Risk Appetite and a
qualitative assessment of risk events. This
supports the Committee to apply its discretion,
under which the bonus pool or individual awards
may be reduced, including to zero.
Our Individual Remuneration Adjustment
Standard sets out the process, governance
and criteria for making individual performance
adjustments, including the use of malus
and clawback.
Performance adjustments may include, but are
not limited to:
–reducing an award for the current year;
–reducing the amount of any unvested deferred
variable remuneration;
–requiring an award which has not yet been
paid to be forfeited; and
–requiring repayment on demand (on a net
basis) of any cash and share awards received
at any time for a period of up to ten years
following the date of award.
The Committee has full discretion to prevent
vesting of all or part of an amount of deferred
remuneration and/or to freeze an award during
an ongoing investigation in a range of
circumstances, including:
–employee misbehaviour, misconduct or
material error;
–material downturn in the performance of
Santander UK or a relevant business unit; and
–Santander UK or a relevant business unit
suffering a material failure of risk management.
Our directors’ contracts and variable pay
documentation contain appropriate malus and
clawback provisions. These provisions apply for
seven years from the date of grant but may be
extended up to ten years during an investigation.
The length of the recovery period ensures
executives’ variable pay aligns with the
company’s long-term interests and supports
prudent risk management.
When determining variable pay awards, or
adjustments, for individuals performing roles
across Santander UK plc and Santander UK
Group Holdings plc, the decision is made by
the Santander UK Group Holdings plc Board
Remuneration Committee. The outcome is
validated by the Santander UK plc Board
Remuneration Committee.
The Committee seeks input from the Chairs of
the Board Risk and Audit Committees, Chief Risk
Officer, Chief Compliance Officer, Chief People
Officer and Chief Internal Auditor when
considering any performance or risk adjustments.
We have an NYSE-compliant recovery policy
applying to Executive Officers. Under this policy
variable pay could be recovered in the case of
an accounting restatement that would have
impacted variable pay.
Policy for all employees
Our approach to reward supports our business
strategy, rewards strong performance and
promotes sound risk management. The general
principles of the Remuneration Policy apply to all
employees, where appropriate.
The structure of remuneration packages for
EDs is aligned with our broader employee
population, comprising salary, benefits, pension
and variable pay.
The Committee reviews and approves all
employee variable reward schemes each year.
This ensures our schemes continue to drive the
right behaviour and do not encourage activities
outside our risk appetite.

Annual Report 2025	Santander UK Group Holdings plc	63

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report
Introduction
This section of the report outlines how our
Remuneration Policy was implemented for 2025.
Variable Pay Plan
EDs participate in an annual Variable Pay Plan
designed to reward and incentivise superior
and sustainable performance. Each year the
Committee selects a balanced mix of financial and
non-financial measures aligned with our strategy.
Multi-year deferral and delivery in Banco
Santander SA shares aligns EDs’ interests with
our long-term success. Both upfront and deferred
awards are delivered at least half in shares.
The deferred portion is released over four or five
years. Awards released in shares are also subject
to a one-year retention period from the point
of delivery.
Determining the 2025 Variable Pay Pool
Quantitative assessment
A quantitative assessment is made against a
balanced scorecard of metrics. These metrics are
key to our strategy and for 2025 included:
–Transformation (Active Customers and Fees
over Costs)
–Capital (Capital Generation)
–Sustainable Profitability (RORWA SVA)
A profit underpin applies which requires Profit after
Tax to remain positive for any award to be made.
The pool is reduced should profit fall greatly from
the prior year.
Qualitative assessment
A qualitative assessment adds context to the
quantitative assessment and ensures a balanced
view of performance is taken. Performance is
assessed across:
–Compliance and risk management;
–Network collaboration;
–Environmental, Social and Governance (ESG) /
responsible banking; and
–Performance versus market (including an
assessment of Net Promotor Score (NPS)).
Banco Santander Group Multiplier
The bonus pool may be adjusted upwards or
downwards to reflect overall Banco Santander
performance as appropriate.
Exceptional Adjustment
Exceptional adjustments allow for unexpected
factors or additional internal targets not covered in
the bonus scorecard to be reflected in variable pay
outcomes.
UK-focused risk adjustment
This provides both a formula-based assessment
against our Risk Appetite and an additional
qualitative overlay. Consideration is given to risk
appetite breaches including, but not limited to:
customers, conduct, operational, reputational and
financial crime risk.
At the discretion of the Committee, the pool or
individual awards can be reduced by up to 100%.
Individual assessment
The allocation of the pool is based on an
individual's performance, considering a range
of factors. Performance is assessed against the
delivery of priorities (the 'What'), the behaviours
shown in delivering these priorities (the 'How'), and
Risk management.
Deferred long-term awards
Performance testing applies to a portion of the
CEO’s deferred awards. Specifically, to the
tranches of the 2025 award (around a third of the
total award) which are payable in 2029, 2030
and 2031.
Performance will be assessed over a three-year
period from 2026 to 2028. The performance
measures for 2025 awards are relative Total
Shareholder Return (TSR), Return on Tangible
Equity (ROTE) and Environmental, Social and
Governance (ESG) metrics. Following the
assessment, the value of the deferred awards
will be adjusted upwards or downwards to reflect
performance outcomes.
PagoNxt Incentive Plan
The PagoNxt Incentive, a multi-year plan,
rewards those employees across the Banco
Santander group whose contribution is critical
to the success of PagoNxt. Awards can be granted
in share options and/or Restricted Share Units
(RSUs) in PagoNxt SL. Awards will vest in
accordance with the achievement of UK specific
and PagoNxt performance conditions. The design
of the plan aligns to UK regulatory requirements.

Annual Report 2025	Santander UK Group Holdings plc	64

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued
2025 Business Performance and Impact
on Remuneration
During 2025, Santander UK made continued
progress against its ambition to become the best
bank for customers, with a focus on innovation,
technology and the introduction of new products.
The bank delivered strong business performance
during the year, supported by increased income
and the benefits of ongoing efficiency initiatives.
Customer lending and deposit balances grew, cost
discipline remained effective, and Santander UK
maintained a strong capital and liquidity position
throughout the year. Customer experience
remained a core priority, with Retail Net Promoter
scores continuing to improve.
In determining remuneration outcomes for the
2025 performance year, the Committee assessed
performance against a balanced range of financial
and non-financial measures, having regard to
risk outcomes and the experiences of customers,
employees and communities. The Committee
exercised independent judgement and considered
the application of malus and clawback provisions
in line with the remuneration policy and applicable
regulatory requirements; however,
no circumstances arose during the year that
warranted their application.
The Committee did not apply discretion to
override formulaic outcomes, as the resulting
pay outcomes were considered to be
appropriate, proportionate and reflective of
performance delivered during the year.
Context for decision making
The Committee considers pay policies and
practices across Santander UK when determining
executive remuneration. In doing so, it reviews
trends across the Santander UK group, including
the outcomes of pay negotiations with recognised
trade unions, as well as broader UK market data.
The Committee oversees workforce pay practices,
the implementation of remuneration policies and
the salary and variable pay awards for all Material
Risk Takers across Santander UK. It also approves
the design of any material performance-related pay
plans. In doing so, it considers:
–Santander UK’s engagement with its recognised
trade unions on pay and benefits matters for all
employees;
–Annual pay reviews for the general employee
population;
–Santander UK group-wide pension and other
benefit provisions;
–The design of and overall spend on variable
incentive arrangements; and
–An assessment of conduct across the business.
The Committee is committed to ensuring that
employees are not subject to undue pressures or
inappropriately incentivised. This is monitored
through employee engagement measures,
including engagement surveys.
In setting policy and making decisions on
executive remuneration, the Committee also takes
into account the broader stakeholder environment
to ensure that outcomes are fair, responsible, and
aligned with long-term sustainable success.
Executive Directors' remuneration
Total remuneration of each ED for the year ended 31 December 2025

	Mike Regnier		Angel Santodomingo [4]
	2025	2024	2025	2024
	£000	£000	£000	£000
Salary and fees	1,575	1,575	1,169	951
Taxable benefits [1]	20	12	275	233
Pension	142	142	151	123
Total fixed pay	1,737	1,729	1,595	1,307
Bonus (paid and deferred) [2]	1,607	1,432	1,751	1,440
Long-term incentive plan [3]	1,755	—	—	—
Total variable pay	3,362	1,432	1,751	1,440
Total remuneration	5,099	3,161	3,346	2,747

1	Taxable benefits for the Executive Directors comprise a range of benefits including, but not limited to, private health care and living expenses for expatriates.
2
33% of the Chief Executive Officer's Variable Pay Plan award is subject to long-term performance metrics assessed over three years, which can increase the value of this element by up to 125% or decrease the award to 0%. No other executives are subject to long-term performance metrics. The value of the current Chief Executive Officer's 2025 Variable Pay Plan awards not subject to performance conditions, i.e.
67%, is disclosed above. The value subject to further performance conditions, 2025: £780,205 (2024: £805,282) will be disclosed at the close of the performance period upon vesting.

3
The Long Term Incentive Plan value represents the portion of the 2022 Variable Pay Plan that was subject to additional performance conditions and vested during 2025.  Following performance testing, 115.2%
of the deferred award vested. The value of awards made in share-linked instruments has been calculated with reference to Banco Santander’s share price over the final thirty days of the year in which the award vested. Nathan Bostock, former Chief Executive Officer, received an award with a value of £551,111.

4
Angel Santodomingo was appointed to the Board as an Executive Director on 5 March 2024 and the figures above reflect remuneration received whilst serving as a Board Director. The pension and benefit provisions reflect his expatriate status and allow maintenance of home country pension and living arrangements. All other elements of remuneration align with UK based colleagues.

Annual Report 2025	Santander UK Group Holdings plc	65

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued
Stakeholder views
During 2025, Santander UK continued to engage
with key stakeholders on remuneration related
matters including its main regulators, the PRA
and FCA.
Regular engagement takes place with our
shareholder to align pay across the Banco
Santander group, while meeting all local regulatory
requirements. The outcome of these discussions
drives our bonus pool design.
Frequent employee pulse surveys were conducted
throughout 2025. The 'Your Voice' survey enables
employees to speak up and share feedback,
thoughts and ideas anonymously, providing
insights on employee sentiment. Additionally, we
discuss business performance and reward matters
with union representatives during the annual pay
review cycle and on a frequent basis throughout
the year.
CEO pay ratio
We are committed to delivering fair pay which
attracts, retains and motivates employees of
the highest calibre across all grades. In line with
this commitment, the Committee oversees
compensation across the organisation, including
pay ratios, and considers this when determining
reward outcomes.
We continue to voluntarily disclose the ratio of the
CEO’s total pay to that of employees. The CEO's
pay mix is weighted towards variable pay to
incentivise the achievement of stretching targets
and long-term value creation. This can lead to
greater variability in total pay. By contrast, the pay
mix for our less senior employees places greater
emphasis on fixed pay, providing stability and
supporting financial wellbeing.
The CEO pay ratio has increased from 69:1 in
2024 to 103:1 in 2025. This movement does not
reflect an increase in the CEO’s underlying annual
remuneration. Rather, it arises from the vesting in
the year of the portion of the CEO’s 2022 Variable
Pay Plan award that was subject to long-term
performance conditions, which is now included in
the single total figure of remuneration. In addition,
the value of the shares delivered under that award
has been positively impacted by share price
appreciation since grant.
The Committee remains satisfied that the
Company’s remuneration policy is fair,
proportionate and aligned with our approach to the
wider workforce.
Advice and support provided to the
Committee
The Committee engaged the advice of Deloitte
LLP (Deloitte) as independent remuneration
consultants. Total fees (excluding VAT) for advice
and support provided to the Committee in 2025
were £74,050 (2024: £74,600).
Deloitte was initially appointed as Adviser to
the Committee following a formal tender in
2015 and was reappointed after a further tender
process in 2022. In 2025, Deloitte also provided
unrelated tax, advisory, risk, assurance and
consulting services to Santander UK. Deloitte's
independence and effectiveness as the Committee
adviser is reviewed annually. The Committee is
satisfied that the Deloitte team have no
connections with Santander UK which may impair
their independence.
Deloitte is a founding member of the
Remuneration Consultants Group and chooses to
operate under the Code of Conduct in relation to
executive remuneration consulting in the UK.
By Committee invitation, the Chair, CEO and
designated representatives from business
functions attend meetings as appropriate to advise
on People & Culture, Risk, Legal and Regulatory
matters in support of the Committee's work.
Attendees included the Chief People Officer,
Director of Performance & Reward, CRO and
Company Secretary.

CEO pay ratio
	Methodology [1]	25th percentile	Median	75th percentile
2025 CEO pay ratio[5]	Option A	148:1	103:1	61:1
2024 CEO pay ratio [4]	Option A	98:1	69:1	40:1
2023 CEO pay ratio	Option A	106:1	75:1	45:1
2022 CEO pay ratio	Option A	119:1	84:1	48:1
2021 CEO pay ratio	Option A	140:1	96:1	54:1
	CEO remuneration [3]	25th percentile [2]	Median [2]	75th percentile [2]
2025 CEO pay ratio	£	£	£	£
Total salary	£1,575,000	£28,004	£38,871	£59,894
Total remuneration	£5,098,360	£34,420	£49,495	£83,432

1	Employee pay is calculated based on the 'Option A' methodology. We chose Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
2
Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued in the 2025 financial year, and variable pay is either based on actual bonuses in respect of the 2025 year (where these are available) or modelled target bonuses where actuals are not yet available.

3	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
4
The 2024 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2024 year, in addition to target bonuses for eligible employees. The 2024 ratios have now been recalculated using 2024 fixed pay and bonuses paid in 2025 in respect of 2024 for all employees.

5
The values used for the CEO's 2025 Variable Pay Plan awards are the same as those stated in the Executive Directors’ remuneration table i.e. the component which is not subject to performance conditions is used for the CEO pay ratio calculation above. The calculation also includes the vesting value of the 2022 Variable Pay Plan award that was subject to additional performance conditions and vested during
2025.

Relative importance of spend on pay

	2025	2024	Change
	£m	£m	%
Profit before tax	1,510	1,330	14
Total employee costs	1,230	1,300	(5)

Annual Report 2025	Santander UK Group Holdings plc	66

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued
Chair and Non-Executive Director
remuneration
The Chair’s fee is reviewed and approved by the
Committee. The fees paid to NEDs are reviewed
and approved by the CEO and the Chair. Fees are
reviewed annually considering the market rate and
time commitment for the role. The Chair is paid an
all-inclusive base fee. NEDs are paid a base fee,
with a supplement for serving on or chairing a
Board Committee, except for the
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
scheme membership or to participate in any
variable incentive arrangements.

Chair and Board Committee member fee
	2025	2024
	£000	£000
Chair (inclusive of membership fee)	725	725
Board member	100	100
Additional responsibilities
Senior Independent Director	45	45
Chair of Board Risk Committee	70	70
Chair of Board Audit Committee	70	70
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	35	35
Membership of Board Audit Committee	30	30
Membership of Board Responsible Banking Committee	30	30
Membership of Board Remuneration Committee	30	30
Chair of Board Special Projects Committee [1]	30	30
Membership of Board Special Projects Committee [1]	15	15
Consumer Duty Champion	8	8
Designated NED to represent views of the workforce	8	8
(1)With effect from 1 December 2024, the Litigation and Contentious Regulatory Board Sub-Committee was renamed and is now known as the Board Special Projects Committee. In addition, the Chair fee increased from £15,000 to £30,000 and a membership fee of £15,000 was introduced.

	2025	2024	2025	2024	2025	2024	2025	2024
	Fees	Fees	Expenses [10]	Expenses [10]	Benefits	Benefits	Total	Total
	£000	£000	£000	£000	£000	£000	£000	£000
Non-Executive Directors
Chair
Thomas Scholar [1]	455	—	—	—	1	—	456	—
William Vereker [2]	423	725	—	—	1	2	424	727
Independent Non-Executive Directors
Lisa Fretwell	197	224	—	—	—	—	197	224
Ed Giera 9	62	299	—	—	—	—	62	299
David Gledhill [4]	231	65	—	—	—	—	231	65
Michelle Hinchliffe	220	229	—	—	—	—	220	229
Mark Lewis [5]	244	257	—	—	—	—	244	257
Nicky Morgan	278	241	—	—	—	—	278	241
David Oldfield [6]	239	18	—	—	—	—	239	18
José María Roldan [7]	195	188	—	—	—	5	195	193
Banco Santander Group nominated Non-Executive Directors [8]
Mahesh Aditya [3]	—	—	—	—	—	—	—	—
Pedro Castro e Almeida	—	—	—	—	—	—	—	—
Dirk Marzluf [9]	—	—	—	—	—	—	—	—
Pamela Walkden	100	109	—	—	—	—	100	109
1Thomas Scholar was appointed to the Board on 16th May 2025 and as Chair on 18th July 2025. Fees are in respect of services from his appointment to the Board. Taxable benefits relate to private health care.
2William Vereker stepped down from the Board on the 18th July 2025 and fees received are in respect of services to that date. Taxable benefits relates to private health care.
3Mahesh Aditya was appointed on 1 October 2025. Fees received are in respect of services from that date.
4 David Gledhill was appointed on 1 September 2024. Fees received are in respect of services from that date.
5Mark Lewis' fee includes £20,000 per annum in relation to his services as a Non-Executive Director of Santander Consumer UK plc.
6David Oldfield was appointed on 1 December 2024. Fees received are in respect of services from that date.
7José María Roldan's taxable benefits relate to professional tax advice.
8With the exception of Pamela Walkden, none of the Banco Santander nominated Non-Executive Directors received any fees or expenses.
9Ed Giera stepped down from the Board on 31 March 2025 and Dirk Marzluf stepped down from the Board on 30 September 2025.
10Only true business expenses have been incurred in the course of Non-Executive Directors’ duties. In prior years, these expenses were processed via payroll and as such attracted tax and were declared.

Annual Report 2025	Santander UK Group Holdings plc	67

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report
Introduction
The Directors submit their report together with the
financial statements for the year ended 31
December 2025. The information in the Directors’
Report is unaudited, except where indicated.
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
In addition,the Company is subject to reporting
requirements under the US Securities Exchange
Act of 1934 as it has debt securities listed on the
New York Stock Exchange.
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
Details of Santander UK’s activities and business
performance in 2025, together with an indication of
the outlook, are set out in the Strategic report.
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
Between 31 December 2025 and 9 March 2026,
the following was noted:
–Enrique Alvarez resigned from the Board
effective 25 February 2026.
–Mahesh Aditya was appointed CEO, effective on
1 March 2026, replacing Mike Regnier.
–On 5 March 2026, the Board approved the
appointment of Victoria Roig and Manuel Preto
with effect from 13 March 2026.
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
Inclusive culture
Information on our diversity and inclusion policies,
as required by UK regulation, can be found in the
Chair's report on Corporate Governance and the
Sustainability section of this Annual Report .
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
employees. For more, see the Stakeholder voice
section in the Strategic Report and the Board
Responsible Banking Committee Chair's report.

Annual Report 2025	Santander UK Group Holdings plc	68

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued
Streamlined Energy & Carbon Reporting
(SECR)
For details on our energy use, carbon
emissions and efficiency measures
implemented in 2025, including Scope 1, 2 and
3 data, see the SECR section in the
Sustainability review.
Political contributions
In 2025 and 2024, no contributions were made for
political purposes and no political expenditure was
incurred by the Company.
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
Management’s Report on Internal Control
over Financial Reporting
Management is responsible for establishing and
maintaining adequate internal control over financial
reporting (ICFR). ICFR is a process designed by,
or under the supervision of, the Company's
principal executive and principal financial officers,
and effected by the Company's Board of Directors,
management and other personnel, to provide
reasonable assurance regarding the reliability of
financial reporting and the preparation of financial
statements for external purposes in accordance
with applicable accounting standards.
The Company's internal control over financial
reporting includes policies and procedures that:.
–Pertain to the maintenance of records that, in
reasonable detail, accurately and fairly reflect
the transactions and dispositions of the
Company's assets
–Provide reasonable assurance that transactions
are recorded as necessary to permit preparation
of financial statements in accordance with UK-
adopted IAS and IFRS, and that receipts and
expenditures are made only in accordance with
authorisations of management; and
–Provide reasonable assurance regarding
prevention or timely detection of unauthorised
acquisition, use or disposition of the Company's
assets that could have a material effect on the
financial statements.
Management evaluated the effectiveness of the
Company's internal control over financial reporting
as at 31 December 2025 using the criteria
established in the Internal Control-Integrated
Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway
Commission (COSO). Based on this evaluation,
management concluded that the Company
maintained effective internal control over financial
reporting as at 31 December 2025.
Because of inherent limitations, internal control
over financial reporting may not prevent or detect
misstatements. In addition, projections of any
evaluation of effectiveness to future periods are
subject to the risk that controls may become
inadequate because of changes in conditions, or
that the degree of compliance with the policies or
procedures may deteriorate.
There were no changes in the Company's internal
control over financial reporting during the period
ended 31 December 2025 that have materially
affected, or are reasonably likely to materially
affect, the Company's internal control over financial
reporting.
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
Based on this assessment, management
concluded that, at 31 December 2025, Santander
UK’s internal control over financial reporting was
effective.
Disclosure controls and procedures over
financial reporting
Santander UK’s management has evaluated,
with the participation of its CEO and CFO, the
effectiveness of its disclosure controls at 31
December 2025. There are inherent limitations
to the effectiveness of any system of disclosure
controls and procedures, including the possibility of
human error, and the circumvention or overriding
of the controls and procedures. Accordingly, even
effective disclosure controls and procedures can
only provide reasonable assurance of achieving
their control objectives.
Based upon this evaluation, the CEO and the
CFO concluded that, at 31 December 2025,
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
report that have materially affected, or are
reasonably likely to materially affect, our internal
control over financial reporting.

Annual Report 2025	Santander UK Group Holdings plc	69

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued
Statements of Compliance
The UK Corporate Governance Code 2024
(the Code)
Santander UK complies with the Code wherever
applicable in order to achieve the best standards of
corporate governance. The Code applied to the
financial year ended 31 December 2025 and the
Board confirms that it applied the principles and
complied with those provisions of the Code
throughout the year, except as follows:
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
– Provision 10: For 2025, there were no
circumstances which were likely to impair an
INED's independence. Ed Giera, who served on
the Board for more than 9 years (appointed on
19 August 2015) stepped down on 31 March
2025, following an orderly hand over to his
successor. We are confident that in the time that
Ed served, he had the strength of character and
integrity to ensure his independence had not
been affected by the length of his tenure.
–Provision 39: Our pension contribution rates for
EDs align with those available to the workforce,
except in exceptional circumstances such as
expatriate arrangements. This is to ensure that
expatriates can continue to maintain home
country pension arrangements.
–Provision 36: The Board Remuneration
Committee has not developed a policy for post-
employment shareholding requirements.
However, the structure of variable pay for EDs
and other senior executives ensures that they
acquire a meaningful shareholding in Banco
Santander SA which extends for a significant
period post-employment. For details, see the
Remuneration policy report.
–Provision 41: The only area that we do not
provide disclosure of is the engagement with the
workforce to explain how executive
remuneration aligns with wider company
pay policy. However, an explanation is available
for employees in the Directors’ Remuneration
report. Details of the structure of our
remuneration arrangements and key
considerations of the Board Remuneration
Committee in the year are included in the Board
Remuneration Committee Chair's Report and,
Remuneration policy and Remuneration
implementation reports.
UK Finance Disclosure Code for Financial
Reporting
Santander UK’s financial statements for the year
ended 31 December 2025 have been prepared in
compliance with the principles of the UK Finance
Disclosure Code for Financial Reporting.
Going concern
The going concern of Santander UK is reliant
on preserving a sufficient level of capital and
adequately funding the balance sheet. In making
their going concern assessment in connection with
preparing the financial statements, the Directors
considered a wide range of information similar to
that considered as part of their assessment of
longer term viability including Santander UK’s
business and strategic plans, top and emerging
risks, including those associated with climate
change, capital position and liquidity and funding
profile, stress scenarios, and contingent liabilities,
and the reasonably possible changes in trading
performance arising from potential economic,
market and product developments. The Directors'
assessment included consideration of the potential
impacts arising from mixed signals about the UK's
recent economic performance
Having assessed this information and the principal
risks and uncertainties, the Directors are satisfied
that the Santander UK group has adequate
resources to continue operations for a period of at
least 12 months from the date the financial
statements were authorised for issue and therefore
consider it appropriate to adopt the going concern
basis of accounting in preparing the financial
statements.

Annual Report 2025	Santander UK Group Holdings plc	70

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued
Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	71

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors’ report continued
Code of Conduct
Santander UK is committed to ensuring we
hold ourselves to high ethical standards. This
means adhering to laws, regulations, policies
including our Code of Conduct and also carrying
out business in a responsible way. High standards
of professional and personal conduct help
Santander identify, manage and respond to
risks, create a positive, collaborative working
environment and ensure positive customer
interactions and outcomes.
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
By Order of the Board
Roz Rule
Company Secretary
9 March 2026
2 Triton Square, Regent’s Place,
London NW1 3AN

Annual Report 2025	Santander UK Group Holdings plc	72

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2025	Santander UK Group Holdings plc	73

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Our Risk Framework sets out how we define, manage and control risk.
Risk types
Our key risk types, as defined in the Santander UK Group Holdings plc Risk Framework, are summarised below:

Risk types	Description
Credit risk	The risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for whom we have assumed a financial obligation.
Liquidity risk	The risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at high cost.
Capital risk	The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements and market expectations.
Market risk
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

Pension risk
The risk caused by our statutory, contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.

Strategic and business risk
The risk of loss or underperformance against planned objectives; damage from strategic decisions or their poor implementation that impact the long-
term interests of our key stakeholders or from an inability to adapt to external developments.

Reputational risk	The risk of damage to the way Santander UK is perceived by public opinion, by our employees, clients, investors or any other interested party.
Non-Financial Risks:
Operational risk	The risk of loss or adverse impact due to inadequate or failed internal processes, people and systems, or external events.
Economic Crime risk
This is the collective term used for Financial Crime risk and Fraud risk.
Financial Crime risk – the risk that we are used to facilitate criminal activities. These include money laundering, terrorist financing, proliferation financing, sanctions evasion, facilitation of tax evasion, bribery and corruption.
Fraud risk – the risk associated with an attempted or successful Fraud being committed against the RFB, a customer or a third party. Within
Santander UK, Fraud is defined as getting a financial benefit by use of deception or dishonesty with the intention to deprive or disadvantage the
RFB, its customers or other parties. In addition, Fraud loss is the loss from successful Fraud.

Model risk	The risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made, or that a model may be used inappropriately.
Compliance risk
The risk a) that decisions and behaviours lead to detriment or poor outcomes for our customers; b) of failure to uphold and maintain high standards of market integrity; or c) of financial or reputational loss or imposition of conditions on regulatory permissions, due to failing to comply with applicable codes, rules, guidance and regulatory expectations.

We also consider cross-cutting factors that influence multiple risk types, including broader external developments and key UK regulatory priorities. These are reflected within our governance arrangements and in the relevant risk type and forward-looking disclosures across this report.

Annual Report 2025	Santander UK Group Holdings plc	74

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Top and emerging risks
In addition to the cross-cutting areas described above, several of our risk types also have Top risks associated with them. We regularly review the Top risks that could impact our business, customers and shareholders, with challenges at the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC).
The Top risks we actively monitored in 2025 are set out in the relevant section of this Risk review and summarised in the 'Top risks' section of the Risk management overview in the Strategic report. We also made changes to our Top Risks with the addition of TSB integration where we will need to execute in a timely and controlled manner, whilst also focusing on existing strategic transformation priorities. We added Execution of AI, as we build towards deployment at scale and pace. Model Risk impacts have been added and combined with Regulatory Capital given the importance of Model Risk compliance with SS1/23. We combined Outsourcing and Third-Party and Resiliency into Operational Resilience with the increased regulatory focus in this area, given the elevated geopolitical and cyber risk landscape. We reclassified and refocused Climate Change as an Emerging Risk from a Top Risk, taking into account the potential for both physical events and net-zero transition related risks.
We also regularly review emerging risks that could impact our business, customers and shareholders, with challenge and discussion at the ERCC and BRC.
The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as: Uncertain Regulatory Agenda, Uncertain Macro-economic and Geopolitical Environment, Markets, Competition and Technology,
and Environmental and Social. The emerging risks we actively monitored in 2025 are set out in the relevant section of this Risk review and summarised in the
‘Emerging risks’ section of the Risk management overview in the Strategic report.
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
We assess the performance of all of our people in respect of risk as part of our formal performance management processes, and all our people must complete a suite of risk mandatory training at least annually.
Evolving our risk culture
In 2025, we continued to enhance our risk processes by focusing on further maturing the risk behaviours (RiskPro) of our people to ensure they have the skills and confidence to make risk-based decisions, acting in the interests of all our stakeholders and to provide good customer outcomes.
We also executed a risk culture maturity self-assessment across the business. This helped identify areas of good practice and some areas of focus to further mature our risk culture and capability. This will continue to evolve in 2026.
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

Annual Report 2025	Santander UK Group Holdings plc	75

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Committees
The Board and Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board (including the Santander UK plc Board)	–Has overall responsibility for business execution and for managing risk
–Reviews and approves the Risk Framework and Risk Appetite
Board Risk Committee (BRC)	–Assesses the Risk Framework and recommends it to the Board for approval
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
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Receives regular updates from the internal audit function, including on its reviews of cybersecurity risk and controls
–Oversees the independence and performance of the external auditors
Board Remuneration Committee	–Oversees and approves remuneration policies and frameworks, long-term strategy, objectives, risk appetite, culture and values, including risk adjustment and malus and/or clawback provisions.
Board Special Projects Committee	–Advises the Board, Board Risk Committee, and other Committees, as appropriate, in respect of special projects and transformation matters
Board Nomination and Governance Committee	–Oversees Board and Committee composition and governance arrangements, including recommending membership of the Board Risk Committee and evaluation of Board and Committee effectiveness.
The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee (ExCo)	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues (not already reported to the CEO through other forums) and monitors the actions taken
–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Transformation Committee	–Reviews, monitors and challenges the bank-wide transformation outcomes, benefits and risks
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the BRC and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Disclosure Committee	–Ensures the adequacy and effectiveness of disclosure controls and procedures and reviews material financial information prior to external disclosure
Gold Committee
–Oversees Special Situations, including endorsement of Recovery/Resolvability plans and indicators, approval of contingency and action plans, and coordination of recovery and resolution responses with regulators

Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
–Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals
Economic Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance with financial crime laws and regulations, fraud, and best industry practice aligned to our Risk Appetite

Annual Report 2025	Santander UK Group Holdings plc	76

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
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

Chief Compliance & Non- Financial Risk Officer (CCO)
Responsible to the CRO for control and oversight of conduct, compliance, reputational and economic crime risk, but has direct responsibility to report on conduct, compliance and reputational risk to Executive and Board Committees and the regulator.

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
liquidity, capital, market, pension,
strategic and business, operational,
model and enterprise risks; Economic
Crime; and Compliance - responsible
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

Category	Description
Risk Frameworks	Set out how we should manage and control risk across the business, our risk types and our risk activities.
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.
Risk Appetite	See our Risk Appetite section that follows.
Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Certifications
Business Units, Business Support Units or Risk Control Units set out each year how they managed/controlled risks in line with our risk frameworks and Risk Appetite, and explain any action to be taken. This helps drive personal accountability.

Annual Report 2025	Santander UK Group Holdings plc	77

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

RISK APPETITE
How we control the risks we are prepared to take
When our Board sets our strategic objectives, it is important that we are clear on the risks we are prepared to take to achieve them. We express this through our
Risk Appetite Statement, which defines the amount and kind of risk we are willing to take, and able to accept, in pursuit of the strategic objectives defined. Our
Risk Appetite and strategy are closely linked, and our strategy must be achievable within the limits set out in our Risk Appetite. Our Risk Appetite Statement
establishes principles that we use to set our Risk Appetite and defines our overall approach to risk management.
How we describe the limits in our Risk Appetite
Our Risk Appetite sets out detailed limits across all types of risk, using metrics and qualitative statements.
Metrics
We use metrics to set limits across principal risk areas including metrics focused on losses, capital, liquidity and concentration. We set:
–Limits for losses for our most important risks, including credit, market, operational and conduct risk
–Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure economic capital (EC)
–Liquidity limits are set based on hypothetical, forward-looking scenarios that represent a moderate adverse but plausible level of stress for our business
–Concentration limits, to determine the maximum concentration level that we are willing to accept.
These limits apply in normal business conditions, but also where appropriate, when we might be experiencing a far more difficult economic environment. We refer to conditions like this as being under stress. For more on EC and stress scenarios, see the Stress Testing section that follows.
Qualitative statements
For some types of risk, we also use qualitative supporting statements that describe prohibitions and restrictions supplementing the overarching risk appetite statements. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework.
The Board
–Approves the Risk Appetite Statements and Primary metrics at least annually or as changing circumstances require.
–Reviews and ratifies the Secondary metrics limits approved by the Executive Risk Control Committee.
–Approves the corporate strategy and reviews the consistency with the Risk Appetite.
–Oversees adherence to Risk Appetite when the Board meets.
–Receives the Risk Appetite reports related to Board Risk Appetite, breaches and remedial plans.
The Executive Risk Control Committee (ERCC)
–Reviews the proposal for Primary metrics limits and qualitative statements, prior to their approval by the Board
–Reviews and approves Secondary metrics with corresponding limits of Risk Appetite.
–Reviews and challenges the alignment of strategic, business, capital and liquidity plans with the RAS.
–Receives information on risk appetite excesses or breaches by means of a regular appetite monitoring report.
–Reviews and monitors risk exposures and approves any corrective actions, business plans and budgets.
We embed our Risk Appetite by setting more granular risk limits for each business unit and key portfolios. These act as an early warning to the overall Risk
Appetite limit. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level risk indicators, so that we can monitor and report our performance against them.

Annual Report 2025	Santander UK Group Holdings plc	78

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our Internal Capital Adequacy Assessment Process (ICAAP) scenarios include house prices, interest rates, unemployment levels, inflation rates, and the size of the UK economy. We also explore sensitivities around several macro variables where there may be concerns or levels of uncertainty.
In 2025, we ran the Bank Capital Stress Test (BCST), which was designed as a severe but plausible ‘tail risk’ scenario, with deep simultaneous recessions in both the UK and global economies, large falls in asset prices across markets and higher interest rates. In addition, we continue to explore our exposure to climate risks through our Climate Internal Scenario Analysis (CISA). In 2025, the focus was on a bespoke physical risk scenario, followed by delayed transition, as set out in the
'Sustainability' section.
Uses of stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our Internal Liquidity Adequacy Assessment Process (ILAAP)
–Our long- and short-term impacts of climate change, through regulatory exercises and CISA
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions supported by robust governance. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
Our stress testing models are subject to a formal review, independent validation and approval process. We highlight key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it. We take a multi-layered approach to stress testing to capture risks at various levels.
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
Board oversight of stress testing
The ERCC reviews design of scenarios in our ICAAP, ILAAP and CISA. The BRC reviews scenarios and key business assumptions and approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Bank Recovery and Resolution Directive
(BRRD), Risk Appetite and regulatory stress tests.
Regulatory stress tests
We take part in several external stress testing exercises. These include stress tests of the UK banking system conducted by the PRA and the BoE. We also contribute to the stress tests of Banco Santander that are conducted by the European Banking Authority (EBA).
For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.
HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS
Economic capital
As well as assessing how much regulatory capital we need to hold, we use an internal EC model to measure our risk. We use EC to get a consistent measure across different risk types. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses and risk types. Consequently, we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our
ICAAP or to get a risk-adjusted comparison of income from different activities.
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2025, over half of our total risk-weighted assets accounted for credit risk in Retail &
Business Banking. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Annual Report 2025	Santander UK Group Holdings plc	79

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics Stage 3 ratio of 1.17% (2024: 1.40%). Loss allowances of £813m (2024: £870m). Balance weighted average LTV of 65% (2024: 64%) on new mortgage lending.

OUR KEY CREDIT RISKS
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Mortgages:
–Residential mortgages for customers
with good credit quality (prime lending).
–We provide these mostly for owner-
occupiers, with buy-to-let mortgages for
non-professional landlords.
In Everyday Banking:
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
–We provide these to SMEs and mid-sized
corporates typically with annual turnover
up to £500m, Commercial Real Estate
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
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to. We take proportionate steps to assess whether a customer will be able to repay the money borrowed including under foreseeable changes in their circumstances. We do this by a series of initial affordability and credit risk assessments. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail & Business Banking and Consumer Finance) and performance on their other Santander UK accounts (if they have any) against our Credit
Policy.
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
In Everyday Banking, many of our decisions are automated. We assess affordability by reviewing the customer’s income and spending, including other credit commitments and adjusting for future inflation and expected interest rates. For Business Banking, we also consider business turnover and ongoing commitments including any personal drawings and existing credit obligations.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Residential mortgages
Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.

Unsecured lending to individuals	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Unsecured lending to businesses
Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director, but we do not treat these as collateral. We consider the UK Government guarantee under its Coronavirus Loan Schemes as collateral, covering 100% of losses for the Bounce Back Loan Scheme (BBLS).

Annual Report 2025	Santander UK Group Holdings plc	80

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

Corporate & Commercial Banking
In Corporate & Commercial Banking, we assign each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level –
credit risk review’ section). To do this, we look at their financial history and trends in the economy, backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year for those clients that are rated. We also assess the underlying risk of the transaction, taking account of any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite.
Responsible lending, including climate change and the transition to a low carbon economy
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical and environmental impacts into our risk analysis and decision making for qualifying financial transactions. We aim to support clients and economies in their transition to a low carbon economy, providing financial products and/or services to business activities that are environmentally and socially responsible. Our ESG policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change related activities in the Oil and Gas, Power Generation and Mining and Metals sectors and those arising from businesses engaged in soft commodities. Our ESG policy prohibits project-related financing for new coal-fired power plants (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects. In line with Banco Santander's aim, by 2030 we will aim to eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with more than 10% of revenue from thermal coal.
For more on our approach to responsible lending, see the Sustainability section.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, we may take credit insurance over individual transactions, and at a portfolio level we execute significant risk transfer transactions, which typically also result in reducing RWAs.

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

Commercial Real Estate (CRE)
We take a first charge on commercial property as collateral. The loan is subject to criteria such as the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before advancing the loan, and where appropriate, a bank representative visits the property. We also obtain an independent professional valuation which typically includes a site visit. Loan agreements typically allow us to obtain revaluations during the term of the loan.

Social Housing
We take a first charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, we may take credit insurance over individual transactions, and at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

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

Crown Dependencies	We manage the risk on this portfolio in a similar way as for mortgages in Retail & Business Banking.

Annual Report 2025	Santander UK Group Holdings plc	81

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Our day-to-day retail credit risk monitoring relies on a mix of performance measures as described above. However, changes in the wider UK economy also impact our Mortgages and Everyday Banking portfolios. As part of our day-to-day risk monitoring, we use a Retail Risk Playbook tolerance tool that monitors the most relevant macroeconomic variables to retail portfolio performance against our forecasts. If the economy deviates materially from our forecasts, we review our retail risk management policy and strategy.
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
For unsecured lending with ongoing credit limits, i.e. credit cards and overdrafts, monitoring might lead us to raise or lower credit limits.
Consumer Finance
In Consumer Finance, we track customer accounts using IT systems and data tools. Alongside our relationship with the customer, we use data provided by credit reference agencies that shows how our customers manage their financial commitments. The Retail Risk framework ensures our portfolio stays within agreed limits. We review our residual value risk on a regular basis, which allows us to spot changes in market trends early.
Corporate & Commercial Banking and Corporate Centre
We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We monitor detailed analyses of our credit exposures and risk trends each month.
We use a Watchlist for exposures subject to annual reviews to identify potential problem debt early. If a customer is on our Watchlist, it does not mean they have defaulted. It just means their probability of default has increased, such as they have breached a covenant or lost a major contract.
We classify Watchlist cases as:
–Proactive: for heightened monitoring. We monitor these cases more often and where appropriate may consider more collateral.
–Intensive/Specialised: for more serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit, or seeking repayment of the loan through refinancing or other means.
We assess Watchlist cases for impairment as set out in the ‘Significant Increase in Credit Risk (SICR)’ section. When a customer is on the Proactive watchlist, we do not consider it has suffered a SICR for ECL purposes, so it remains in Stage 1 for our loss allowance calculations. When a customer is on the Intensive or
Specialised watchlist, we consider it has suffered a SICR and apply a lifetime ECL for our loss allowance calculations. Further measures are considered which include additional security, guarantees or equity available and the potential to enhance value by asset management.
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
4. Arrears management (audited)
Retail & Business Banking and Consumer Finance
We use multiple strategies to manage arrears, starting as soon as the day after a missed payment. We also contact customers who are up to date but may be at risk of falling into arrears, offering support where needed. When a customer faces financial difficulties, we assess their situation to provide the most suitable help and ensure they can manage their agreement while in arrears. The level of support depends on the customer’s risk profile and individual circumstances, with solutions tailored to their needs.
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for exposures subject to annual review. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to see they do not breach covenants, and having regular dialogue with them. We tailor our strategy to the type of customer, their circumstances and the level of risk. We try to help our customers find their own way out of financial difficulty and agree on a plan that works for both parties. Where required, we engage and hand over to our Restructuring & Recoveries team serious cases. For exposures not subject to annual review, we have strategies to manage arrears that we can use as early as the day of the missed payment. If a case becomes urgent or requires specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.
For more, see the Forbearance section.

Annual Report 2025	Santander UK Group Holdings plc	82

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Consumer Finance
In Consumer Finance, the customer agreement is usually secured by a motor vehicle asset. We will seek to recover this asset if we are unable to rehabilitate the customer, or they remain in arrears with no contact. As in Retail & Business Banking, we may use a debt collection agency or specialist law firm to recover any remaining balance.
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
We try to offer forbearance before a customer defaults. In few cases, we also help a customer more than once. This can happen if the plan to repay their debt does not work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance. We only use foreclosure or repossession as a last resort.
The main types of forbearance we offer are:

Action	Description
Term extension
We can extend the loan term, making each monthly payment smaller. We may offer this if the customer is in arrears or up to date with payments but shows signs of financial difficulties. We may also offer this if the loan is about to mature and refinancing is not possible on market terms. In selected instances, we may offer term extensions for interest only loans that are past the point of product maturity. This will typically be where no viable repayment solution has been identified for the outstanding capital balance, and legal enforcement activity is not deemed to be appropriate to the customer's circumstances.

Interest-only
Historical conversions to interest-only repayment plans due to financial difficulties are classed as forborne.
For corporate customers, interest-only concessions are considered on a case by case basis. Concessions are only granted if the nature of the financial difficulties is assessed to be temporary. Counterparties are expected to recover in full and resume making full capital and interest payments once they are in a stronger financial position.

Other payment rescheduling, including capitalisation
For retail mortgage customers, we may add the arrears to the mortgage balance (this is known as capitalisation) if they cannot afford to increase their monthly payment to pay off their arrears in a reasonable time but have been making their monthly payments, usually for at least six months. We can capitalise property charges due to a landlord. We pay them for the customer to avoid the lease being forfeited, although these are not classed as forbearance. We may combine this help with term extensions and, in the past, interest-only concessions.
In certain exceptional cases, we may offer interest rate concessions. We may agree an arrangement to pay less than the Contractual
Monthly Payment (including zero) for a short period of time where they are experiencing temporary financial difficulties, or to pay more than the Contractual Monthly Payment in order to pay back accrued arrears.
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

When we agree forbearance, we consider the account has suffered a SICR, as we explain in the ‘Significant Increase in Credit Risk (SICR)’ section later on, and we classify it as Stage 2 or 3. Non-performing forborne accounts will be classified as Stage 3 and performing forborne accounts as Stage 2. All forborne accounts will be minimum Stage 2 unless the account is deemed unlikely to pay, involves forgiving fees and interest or debt, or is being granted multiple forbearances. In these cases it will be Stage 3. A loan moves out of forbearance once the exit criteria below are met. We monitor the performance of all forborne loans.

Annual Report 2025	Santander UK Group Holdings plc	83

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Exit from forbearance criteria

	Exit from	Conditions to be met
Cure	Non-performing to Performing / Stage 3 to Stage 2	For an account classified as non-performing forbearance/Stage 3 to exit, all the following conditions must be met:
–If the account was classed as Stage 3 due to being more than 90 days past due, then the account should be 90 days or less past due
–If the account was classed as Stage 3 due to being unlikely to pay, then the account should no longer be deemed unlikely to pay
–The customer has no other material default debt with us more than 90 days past due.
–Account has exited its forbearance trigger for 12 consecutive months
If all the conditions are met, the account is re-classed as Stage 2 forbearance until the Stage 2 forbearance exit conditions set out below are also met
	Performing forbearance to Non-Forborne / Stage 2 to Stage 1	For an account classified as forbearance/Stage 2 to exit, all the following conditions must be met:
–The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears
–The account no longer triggers SICR
–The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
If a borrower fails to meet the post forbearance contractual obligations during probation, the loan is re-classified as non-performing and Stage 3 and the probation period is reset.
Other forms of debt management and modifications
Retail & Business Banking
For mortgage customers we can offer other modifications (Contract Variations) at the customer's request that are not motivated by financial difficulty. These modifications are not classified as forbearance. Within Mortgages and Everyday Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance and this is in line with industry guidelines.
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
We assess and review our loss allowances regularly. We look at factors such as the cash flow available to service debt. We also use an agency to value any property collateral.
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

Stages 1, 2 and 3
We assess each facility’s credit risk profile to determine which Stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages, including monitoring of coverage ratios for each Stage.

Stage 3 ratio
The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. The Stage 3 ratio is a key indicator used to monitor underlying asset performance.

Expected Loss (EL) (unaudited)
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
Statements.

Annual Report 2025	Santander UK Group Holdings plc	84

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

We also assess risks from other perspectives, such as geography, business area, product and process to identify areas to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their customers, as we explain later on.
Key differences between regulatory EL and IFRS 9 ECL models
These are the key differences between the regulatory EL and IFRS 9 ECL approaches.

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
Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. Our ECL approach for portfolio assessments uses models that consider forward-looking data on economic scenarios, including a range of possible outcomes, which are unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely. In some cases, we need to apply Judgemental Adjustments (JAs) to our model outputs. We use internal credit ratings for corporate borrowers and individually assessed corporate exposures.
Critical judgements and accounting estimates applied in calculating ECL (audited)
The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period. The methodology requires management to make judgemental assumptions in determining the estimates.
For more on our approach to making critical judgements and accounting estimates applied in calculating ECL, see 'Critical judgements and accounting estimates'
Note 1 to the Consolidated Financial Statements.
Multiple economic scenarios and probability weights (audited)
For all our portfolios, we use forward-looking economic scenarios. Our scenarios consist of a central base case, one upside scenario and two downside scenarios.
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
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At 31 December 2025, there were no significant differences between our base case forecasts and the consensus views.
In 2025, as in previous years, we undertook a further peer benchmarking analysis of the economic scenarios, which for Q4-25 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI and CRE. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The analysis demonstrated that our economic scenarios were in line with our peers.
In 2025, we also considered any likely impact from climate risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Our use of four different scenarios is designed to reflect different possible outcomes to the base case, highlighting the upside and downside risks associated with the central scenario.
Our forecasting period for GDP is five years and we use the OGEM 25 year model for the outer years, post five year forecast. As part of this, we set a floor on the unemployment rate at 4% to ensure that the long-term view is near to the Non-Accelerating Inflation Rate of Unemployment set out by the Bank of England in its
annual supply side review.

Annual Report 2025	Santander UK Group Holdings plc	85

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Key changes to our forecasting approach in 2025
In 2025, there were no major changes to our forecasting approach. We incorporated the OBR's March 2025 fan chart parameters to generate the GDP paths
(excluding the base case).
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and UK Government policy which is subject to change.
In summary, the outlook for the UK economy has GDP growth rising over the forecast period. As inflation gradually returns to the target rate, further Bank Rate cuts should support a recovery in business and consumer confidence. However, downside risks to the outlook remain particularly around geopolitical tensions and potential productivity gains.

Base case key macroeconomic assumptions
GDP: The UK economy slowed in Q3-25 with growth of 0.1% quarter-on-quarter. It was always likely that a slow-down from the above average quarterly growth rates of H1-25 would happen, but with weak PMIs as well there is a concern that the economy will stagnate in Q4-25. However, Q3-25 GDP did see a slight improvement in household spending while business investment posted a solid gain, as such we would expect that post-Budget growth will pick up, although some underlying weakness means the economy growing at levels similar to those experienced pre-pandemic, rather than the stronger growth needed to help repair the UK’s public finances. For 2026, we expect to see another year of positive growth, although slightly weaker than in 2025 as real wage growth eases and the pace of interest rate cuts slows. Over the longer term, the key issue for growth remains productivity and without a boost to this, growth will remain at the average pre-pandemic levels of 1.4%. It remains to be seen whether artificial intelligence (AI) or government policy can help to improve this.

Bank Rate: The Monetary Policy Committee (MPC) lowered Bank Rate four times in 2025 to 3.75%, in line with our expectations. Our base case assumes a further two rate cuts in 2026, taking Bank Rate to 3.25% by the end of the year, with no further reductions thereafter. The outlook for further interest rate cuts remains uncertain, with the MPC stating that decisions to lower Bank Rate further will be influenced by policymakers' views on how restrictive the current stance of monetary policy is.

House price growth: House prices grew marginally in 2025, helped in part by falling mortgage rates, despite some weakness towards the end of the year. House prices have proved resilient given the heightened levels of uncertainty experienced throughout the year. Lower inflation and interest rates coupled with the gradual improvement in affordability, and ongoing weakness in housing supply, is expected to ensure steady house price growth over the forecast period. We anticipate growth of c.2.5% year-on-year in 2026 with an annual house price growth of c.3% year-on-year growth for the rest of the forecast period.

Unemployment rate: Recent data for unemployment indicates there is a loosening of the labour market in response to higher employment costs. However, some caution needs to be taken as the unemployment data is still subject to problems with the ONS Labour Force Survey data. The unemployment rate has risen to over
5%, payroll numbers have fallen in most months over the past year and redundancies have risen too, all chiming with weakness seen across various survey data. In terms of the forecast, we expect the unemployment rate to remain elevated in the short term with businesses reporting pay pressures and squeezed margins as reasons for reducing headcounts. The unemployment rate then drops back to 4.3% by the end of the forecast period, broadly in line with Bank of England's prediction for the natural rate of unemployment which is, as growth recovers, businesses and consumer sentiment improves and CPI inflation remains at the target rate.

CRE price growth: After falling for seven quarters in a row, CRE prices stabilised in Q2-24 and have since risen in each of the five quarters through to Q3-25 as the sector continues to recover, after two years of falling prices. Cuts in Bank Rate have likely helped prices to rise and despite monthly increases slowing towards the end of 2025, we expect CRE price growth to stabilise throughout the forecast period around the 2% year-on-year mark.

In the medium-term, the projections assume that current demographic trends will continue, which could impact the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce will continue and this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. The same can be said for current productivity trends, although there is potential for AI to improve growth towards the end of the decade.
However, our assumption of the average annual growth of c.1.5% for our medium-term forecasts is in line with the OBR’s latest estimate of the UK’s long run average growth rate.
Key changes to our base case in 2025
For our base case, key changes were stronger GDP growth compared to 2024; higher unemployment exacerbated by the higher costs of employment businesses have experienced since the 2024 Autumn Budget; lower house price growth which was affected by uncertainty and the Stamp Duty Land Tax change. Risks to the base case remain with potential for rising geopolitical risks affecting the UK economy. Base case was updated to reflect back data changes to GDP pushing up growth. We anticipate a modest rise in unemployment as firms adjust to the higher cost of employment.
Other scenarios
Based on this revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy.
These include; (i) a slower recovery that is more akin to the ‘U’ shape of past recessions; (ii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example longer-term sickness levels remaining above pre-pandemic levels); (iii) fragmentation of the global economy in particular changes and additional frictions to supply chains; and (iv) the global economy recovering more swiftly from higher inflation and supply constraints.
To reflect these potential outcomes, we use the base case and three additional scenarios, which we consider sufficient to reflect all the above potential outcomes.
As with the base case, the scenarios are forecast over a five-year period with the OEGM 25 year model used to determine the forecasts after this period with a floor on the unemployment rate set at 4%.
The other scenarios are:
One upside scenario
This scenario has quicker economic performance, that is driven by an improvement in the supply side of the economy that allows for stronger growth with lower inflation. Inflation falls slightly below target at the start of the forecast period helped by lower wage growth, and stays just below the 2% target over the period. This allows the Bank of England to cut rates faster than the base case, bringing them back towards what might be considered the neutral rate earlier. This results in higher consumer and business confidence enabling higher levels of spending and investment, with savings rates returning to levels consistent with economic growth as real earnings growth returns. In this scenario GDP remains stronger than the base case, as does house price growth. Unemployment peaks at a lower level and drops more quickly than the base case.
Two downside scenarios
The downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.

Annual Report 2025	Santander UK Group Holdings plc	86

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Downside 1 – In this scenario, the economy contracts and although the recession is small and short lived, the recovery is weak and below potential. The increase in various employment costs mean growth is tempered and employment shrinks as businesses restructure to deal with the extra costs. Consumers opt to save more rather than spend which affects the recovery path, as consumer confidence is low in part due to concerns about the unstable geopolitical environment and the increase in lay-offs as businesses restructure. With inflation remaining above target, Bank Rate remains in restrictive territory and only gradually falls back, while house prices fall as households look to downsize in response to persistently high rates of unemployment. The global economy is affected by a combination of factors, such as commodity prices becoming increasingly volatile due to geopolitical events and the potential impact of additional tariffs. This affects global inflation which negatively impacts UK trade and hinders a return to growth.
Downside 2 – This scenario shows a marked fall in GDP, with rising unemployment and falling house prices reflecting lower growth and productivity, which feeds across the whole economy. It also reflects the increase in geopolitical risk which affects market sentiment and causes further fragmentation of the global economy. It also assumes that major risk events continue to occur, exposing the vulnerability of countries' fiscal positions and the means to respond to such events. Unemployment peaks at 8.5% and although there are some inflationary pressures from changing trade patterns, the sharp fall in demand means inflation falls below target and allows the MPC to cut rates sharply from the start of the scenario to stabilise demand. This fails to support the housing market with house values falling sharply. Inflation below target and lower interest rates eventually eases some of the pressures on the UK economy and growth picks up in the medium-term.
Key changes to our alternative scenarios in 2025
In 2025, there were no key changes to the alternative scenarios, however the narratives were updated to reflect key risks.
Despite mixed signals about the UK's recent economic performance, which may impact the path of the Bank Rate, our scenarios continue to capture a broad range of forecasts.
Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2025 were:

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2024 (actual)	1.1	1.1	1.1	1.1	1.1
	2025	1.5	1.4	1.3	1.3	1.4
	2026	1.7	1.0	(0.4)	(3.3)	0.3
	2027	2.3	1.4	—	(1.0)	0.9
	2028	2.5	1.4	0.4	1.4	1.3
	2029	2.6	1.5	0.4	1.4	1.4
	2030	2.7	1.5	0.7	1.4	1.5
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	n/a
	5-year average increase/decrease[3]	2.3	1.4	0.2	(0.1)	n/a
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
	2025	3.75	3.75	3.75	3.75	3.75
	2026	3.00	3.25	4.50	2.00	3.40
	2027	3.00	3.25	3.25	1.50	3.04
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	2.75	3.16
	2030	3.00	3.25	3.25	3.00	3.19
	5-year end period	3.00	3.25	3.25	3.00	n/a
	5-year peak	3.75	3.75	4.50	3.75	3.79
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
	2025	2.3	1.5	0.1	0.3	1.2
	2026	4.1	2.5	(5.3)	(12.1)	(0.6)
	2027	4.5	3.0	(4.4)	(11.9)	0.2
	2028	4.5	3.0	0.7	(4.9)	2.1
	2029	4.5	3.0	3.4	7.2	3.7
	2030	4.5	3.0	4.4	7.1	3.9
	Start to trough[2]	n/a	n/a	(10.2)	(28.0)	(0.3)
	5-year average increase/decrease[3]	4.4	2.9	(0.7)	(3.7)	n/a
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
	2025	4.7	4.8	5.1	5.2	4.9
	2026	4.7	4.9	5.7	6.8	5.3
	2027	4.1	4.7	5.8	8.5	5.3
	2028	4.0	4.4	5.8	7.9	5.0
	2029	4.0	4.3	5.9	7.1	4.9
	2030	4.0	4.3	6.0	6.4	4.9
	5-year end period	4.0	4.3	6.0	6.4	n/a
	5-year peak	4.7	4.9	6.0	8.5	5.3
CRE price growth	2024 (actual)	0.5	0.5	0.5	0.5	0.5
	2025	2.1	1.7	(0.2)	(0.8)	1.0
	2026	6.7	2.2	(3.1)	(16.8)	(0.3)
	2027	5.8	2.5	(1.9)	(7.2)	1.2
	2028	3.6	2.2	(0.8)	2.5	1.8
	2029	4.0	1.9	0.3	3.0	2.0
	2030	2.3	1.5	2.4	3.9	2.1
	Start to trough[2]	n/a	n/a	(6.7)	(24.1)	(0.1)
	5-year average increase/decrease[3]	4.6	2.2	(0.9)	(3.8)	n/a
1Our Q4-25 forecast used for ECL calculation. GDP is the calendar year annual growth rate. HPI and CRE price growth is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2GDP, HPI and CRE start is taken from level at Q3-25.
3This is the compound annual growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.

Annual Report 2025	Santander UK Group Holdings plc	87

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2024:

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2023 (actual)	0.3	0.3	0.3	0.3	0.3
	2024	0.9	0.9	0.8	0.4	0.8
	2025	2.0	1.4	(0.4)	(3.4)	0.6
	2026	2.5	1.6	0.3	(0.9)	1.2
	2027	2.5	1.4	0.9	1.3	1.4
	2028	2.5	1.4	1.0	2.8	1.6
	2029	2.5	1.4	1.1	2.8	1.6
	Start to trough[2]	n/a	n/a	(0.7)	(5.2)	n/a
	5-year average increase/decrease[3]	2.4	1.5	0.6	0.3	n/a
Bank Rate	2023 (actual)	5.25	5.25	5.25	5.25	5.25
	2024	4.75	4.75	4.75	4.75	4.75
	2025	3.25	3.75	4.50	2.25	3.71
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.25	3.00	2.50	3.08
	2028	3.00	3.25	3.00	2.75	3.10
	2029	3.00	3.25	3.00	3.00	3.13
	5-year end period	3.00	3.25	3.00	3.00	n/a
	5-year peak	4.75	4.75	4.75	4.75	4.75
HPI	2023 (actual)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
	2024	4.8	4.5	2.0	1.3	3.6
	2025	4.3	3.0	(5.8)	(20.1)	(1.2)
	2026	4.7	3.0	(3.7)	(14.7)	0.3
	2027	4.6	3.0	2.9	5.8	3.4
	2028	4.5	3.0	4.4	9.6	4.0
	2029	4.6	3.0	4.6	7.7	4.0
	Start to trough[2]	n/a	n/a	(10.1)	(33.0)	(0.8)
	5-year average increase/decrease[3]	4.7	3.2	n/a	(3.7)	n/a
Unemployment	2023 (actual)	3.8	3.8	3.8	3.8	3.8
	2024	4.4	4.3	4.4	4.4	4.4
	2025	4.1	4.4	5.2	8.3	4.9
	2026	4.0	4.2	5.5	8.2	4.9
	2027	4.0	4.2	5.5	7.6	4.8
	2028	4.0	4.2	5.5	7.0	4.8
	2029	4.0	4.2	5.5	6.4	4.7
	5-year end period	4.0	4.2	5.5	6.4	n/a
	5-year peak	4.4	4.4	5.5	8.5	4.9
CRE price growth	2023 (actual)	(5.6)	(5.6)	(5.6)	(5.6)	(5.6)
	2024	0.4	(0.1)	(2.3)	(2.7)	(0.9)
	2025	5.7	2.5	(5.5)	(14.9)	(0.7)
	2026	5.2	2.8	1.7	(8.5)	2.0
	2027	2.9	2.5	2.0	4.4	2.6
	2028	3.3	2.2	1.8	3.8	2.4
	2029	3.0	2.1	2.4	3.4	2.4
	Start to trough[2]	n/a	n/a	(7.4)	(24.7)	(1.2)
	5-year average increase/decrease[3]	4.0	2.3	(0.1)	(3.3)	n/a
1Our Q4-24 forecast used for ECL calculation. GDP is the calendar year annual growth rate. HPI and CRE price growth is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2GDP. HPI and CRE start is taken from level at Q3-24.
3This is the compound annual growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.
The forecast growth rates for the GDP assumptions we use for scenario modelling
The forecast growth rates for the GDP assumptions we used for scenario modelling were:

At 31 December 2025
GDP Growth Rate (%)
5
0
-5
2025 (Reporting Date)
2026
2027
2028
2029
2030 (End of forecast period)
Downside 2
Downside 1
Base case
Upside

At 31 December 2024

GDP Growth Rate (%)
5
0
-5
2024 (Reporting Date)
2025
2026
2027
2028
2029 (End of forecast period)
Downside 2
Downside 1
Base case
Upside

Annual Report 2025	Santander UK Group Holdings plc	88

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
experience and therefore assign a weight to that scenario. We also consider the UK economic and political environment when applying weights.
The scenario weights we applied for 2025 and 2024 were:

	Upside	Base case	Downside 1	Downside 2	Weighted
Scenario weights	%	%	%	%	%
2025	15	50	25	10	100
2024	15	50	25	10	100
2025 compared to 2024
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

Retail & Business Banking and Consumer Finance
–They have been reported bankrupt or insolvent and are in arrears
–The loan term has ended, and the customer has not repaid the principal in full after three months.
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

Annual Report 2025	Santander UK Group Holdings plc	89

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
The criteria for 2025 and 2024 were: accounts above the lower absolute PD thresholds below, where the PD has doubled since origination, are treated as Stage
2. Any account above the upper threshold (i.e. 20%) is also treated as Stage 2:

Retail & Business Banking				Consumer Finance[2]	Corporate & Commercial Banking	Corporate Centre
Mortgages	Unsecured Lending[1]
	Personal loans	Credit cards	Overdrafts
30bps	30bps	30bps	30bps	300bps	30bps	Internal rating method
1For larger business banking customers, we apply the same criteria as we use for CCB. Credit cards and Overdrafts lower PD thresholds aligned with the rest of Everyday Banking for consistency.
2Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison. In addition, Consumer Finance does not apply the upper absolute PD threshold criteria.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for 2025 and 2024 were:

Retail & Business Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Mortgages	Unsecured Lending[1]
	Personal loans	Credit cards	Overdrafts
–In forbearance –Default in last 24m –30 Days Past Due (DPD) in last 12m –Bankrupt –£100+ arrears –Over-indebted customers –Interest Only accounts 24m pre-maturity	–In Collections –Default in last 12m –£50+ arrears	–In forbearance –Default in last 12m –In Collections –£100+ arrears –Behaviour score indicators	–Fees suspended –Default in last 12m –Debit dormant >35 days –Any excess in month	–In forbearance –Deceased or Insolvent –Court ‘Return of goods’ order or Police watchlist –Agreement terminated –Payment holiday –Cash Collection	–In forbearance –Default in last 12m –Watchlist: proactive management –Default at proxy origination –Customers in a high- risk sector	–Watchlist: proactive management
1For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
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
Risk review.

Annual Report 2025	Santander UK Group Holdings plc	90

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Our Risk Provisions & Forecasting team calculate JAs to ensure they are incremental to the core credit model and calculated in a consistent and controlled manner. We apply standard end-user computing controls to JAs expected to be in place for more than six months. The CRPF reviews and approves all JAs on a quarterly basis.

	Retail & Business Banking
	Mortgages	Everyday Banking		Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
		Credit Cards	Other
2025	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	105	160	115	74	110	—	564
Individually assessed	8	—	—	—	180	—	188
ECL before Judgemental Adjustments	113	160	115	74	290	—	752
Judgemental Adjustments
Affordability and Cost of Living	2	—	6	—	1	—	9
Adjustments to modelled forecast parameters	23	(5)	13	(11)	5	—	25
Corporate single large exposure	—	—	—	—	27	—	27
Total Judgemental Adjustments	25	(5)	19	(11)	33	—	61
Total ECL	138	155	134	63	323	—	813
Total JAs as a percentage of Total ECL (%)							8

2024	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	128	149	122	69	142	—	610
Individually assessed	6	—	—	—	162	—	168
ECL before Judgemental Adjustments	134	149	122	69	304	—	778
Judgemental Adjustments
Affordability and Cost of Living	11	—	6	—	14	—	31
Adjustments to modelled forecast parameters	28	1	8	—	—	—	37
Corporate single large exposure	—	—	—	—	24	—	24
Total Judgemental Adjustments	39	1	14	—	38	—	92
Total ECL	173	150	136	69	342	—	870
Total JAs as a percentage of Total ECL (%)							11
Judgemental Adjustments
–Affordability and Cost of Living: In 2025, Bank Rate continued to gradually reduce, with inflation stabilising and overall credit performance across UK retail lending remained resilient. As a result, we reduced the Affordability and Cost of Living JAs, consistent with the improved macroeconomic outlook and continued
portfolio stability
–Adjustments to modelled forecast parameters: In 2025, our model monitoring framework identified where modelled outputs are not considered a true representation of the risks present in the current economic environment, resulting in under and over estimations. In addition, we introduced a new JA to recalibrate LGDs in Consumer Finance.
–Corporate single large exposure: This JA safeguards against individual large exposures defaulting over a short period. It was used for one case in
2025. This JA was replenished in 2025 to reflect the risk of single name defaults, incurring high losses, as UK corporate insolvencies have risen to a 30-
year high and government support schemes have ceased. We continue to assess the risk over the medium term based on actual experience and refine the estimate based on changes in our portfolio credit quality and loan size mix.
Climate change
In the last few years we continued to assess the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. Similar to previous years, at 31 December 2025, we did not consider it appropriate to recognise a climate risk related JA for the following reasons:
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
–ECL calculations are based on forward-looking economic scenarios developed by management covering a period of five years, during which timeframe climate change risks may not crystallise;
–The proportion of our mortgage loans subject to flood and subsidence risk is not considered material. The terms of our mortgage lending also require homeowners to have an active flood protection at any point of the contract. This assessment relies upon availability of risk cover from private insurers and Flood
Re. The potential risk may increase over time if flooding due to climate change increases and/or insurance market circumstances change.

Annual Report 2025	Santander UK Group Holdings plc	91

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Internal credit risk rating for corporate borrowers (audited)
We use our internal rating to determine the Probability of Default for a client.
Individually assessed corporate exposures (audited)
We assess the ECL requirement for single name corporate exposures on an individual basis when they meet our definition of default and are transferred into
Stage 3. In 2025, we also enhanced our approach to individually assess the ECL requirements for high Leveraged Finance Transactions in Stage 2. Individual assessment uses the latest specific data about the counterparty's estimated future cash flows, and collateral valuations, to determine a probability weighted ECL based on a best, worst and mid case outcome. For all these individually assessed loans, the ECL allowance was £180m at 31 December 2025 (2024: £162m).
Had management assumed the best or worst outcome for loss estimates, the ECL allowance could have been within a range of £92m to £316m (2024: £63m to
£291m).
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
no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Downside 2	Weighted
2025	£m	£m	£m	£m	£m
Exposure	300,065	300,065	300,065	300,065	300,065
Retail & Business Banking	203,024	203,024	203,024	203,024	203,024
– Mortgages	182,073	182,073	182,073	182,073	182,073
– Credit Cards	14,649	14,649	14,649	14,649	14,649
– Other	6,302	6,302	6,302	6,302	6,302
Consumer Finance	4,979	4,979	4,979	4,979	4,979
Corporate & Commercial Banking	27,361	27,361	27,361	27,361	27,361
Corporate Centre	64,701	64,701	64,701	64,701	64,701

ECL	731	762	900	1,120	813
Retail & Business Banking	358	382	484	690	427
– Mortgages	88	101	178	367	138
– Credit Cards	146	153	159	159	155
– Other	124	128	147	164	134
Consumer Finance	62	62	64	64	63
Corporate & Commercial Banking	311	318	352	366	323
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 2	6	6	7	9	6
Retail & Business Banking	7	7	9	11	8
– Mortgages	7	8	9	11	8
– Credit Cards	3	3	3	3	3
– Other	7	7	9	11	7
Consumer Finance	7	7	7	7	7
Corporate & Commercial Banking	6	6	8	10	5
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1
– Mortgages	1	1	1	1	1
– Credit Cards	—	—	—	—	—
– Other	1	1	1	1	1
Consumer Finance	1	1	1	1	1
Corporate & Commercial Banking	3	3	3	3	2
Corporate Centre	—	—	—	—	—

Annual Report 2025	Santander UK Group Holdings plc	92

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Upside	Base case	Downside 1	Downside 2	Weighted
2024	£m	£m	£m	£m	£m
Exposure	290,484	290,484	290,484	290,484	290,484
Retail & Business Banking	198,747	198,747	198,747	198,747	198,747
– Mortgages	178,041	178,041	178,041	178,041	178,041
– Credit Cards	13,642	13,642	13,642	13,642	13,642
– Other	7,064	7,064	7,064	7,064	7,064
Consumer Finance	4,759	4,759	4,759	4,759	4,759
Corporate & Commercial Banking	26,307	26,307	26,307	26,307	26,307
Corporate Centre	60,671	60,671	60,671	60,671	60,671

ECL	742	775	922	1,525	870
Retail & Business Banking	381	404	518	1,052	459
– Mortgages	113	129	219	706	173
– Credit Cards	142	148	154	159	150
– Other	126	127	145	187	136
Consumer Finance	67	68	69	70	69
Corporate & Commercial Banking	294	303	335	403	342
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 2	7	7	8	13	8
Retail & Business Banking	8	8	9	15	9
– Mortgages	9	9	10	16	9
– Credit Cards	3	3	3	3	3
– Other	5	5	7	10	6
Consumer Finance	7	7	7	7	7
Corporate & Commercial Banking	7	7	9	15	8
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 3	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1
– Mortgages	1	1	1	1	1
– Credit Cards	—	—	—	—	—
– Other	2	2	2	2	2
Consumer Finance	1	1	1	1	1
Corporate & Commercial Banking	2	2	2	2	2
Corporate Centre	—	—	—	—	—
2025 compared to 2024
ECL reduced by £57m, reflecting reductions across almost all portfolios. The decrease was mainly driven by mortgages due to refinance-related JA releases, economic updates and the sale of high RWA mortgages in Q3-25.
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
the stage allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2025	38	24	(43)	(126)
2024	34	21	(38)	(112)
2025 compared to 2024
The impairment model assumes that low LTV accounts experience a similar loss even when HPI decreases, and the impact on the ECL is limited. These results are consistent with the prior period, although updated economic forecasts project slightly larger fluctuations.

Annual Report 2025	Santander UK Group Holdings plc	93

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we use internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using statistical models and assess them for impairment collectively. We use this approach for all our Retail & Business Banking and Consumer Finance portfolios and SME customers in Corporate & Commercial Banking.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
For all our portfolios (whether we assess them for impairment individually or collectively) we use four forward-looking economic scenarios.
Governance around ECL impairment allowances (audited)
Our Risk Methodology team developed our ECL models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations team reviews all material models. As model users, our Risk Provisioning & Forecasting team run the models to calculate our ECL each month. The models are sensitive to changes in credit conditions and reflect management judgements that give rise to measurement uncertainty in our ECL, as set out above. The following committees and forums review the provision drivers and ensure that the ECL remains appropriate:
–Model Risk Control Forum reviews and approves new models and model changes. It also reviews the use of OGEM as a reliable model on which to base our other forecast macroeconomic variables. We use it across all stress testing and planning, so it is subject to model risk criteria.
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
–Benchmarking: we compare our coverage levels with our peers
–Stand-back testing: we monitor the level of our coverage against actual write-offs
–Back-testing: we compare key drivers periodically as part of model monitoring
–Monitoring trends: we track ECL and Stage classification over time and against our internal budgets and forecasts, with triggers set accordingly.

Annual Report 2025	Santander UK Group Holdings plc	94

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral[1]
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting[2]	Net exposure
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	32.6	—	32.6	—	—	—	—	—	—	32.6
Financial assets at amortised cost:
Loans and advances to customers:³
–Residential Mortgages[4]	170.5	(0.1)	170.4	13.1	—	13.1	—	(173.1)	—	10.4
–Corporate loans	20.6	(0.3)	20.3	7.7	—	7.7	—	(15.7)	—	12.3
–Finance leases	4.3	(0.1)	4.2	—	—	—	—	(4.2)	—	—
–Accrued interest and other adjustments	0.7	—	0.7	0.4	—	0.4	—	—	—	1.1
–Other unsecured loans	5.6	(0.2)	5.4	14.8	(0.1)	14.7	—	—	—	20.1
–Amounts due from fellow Banco Santander group subsidiaries and JVs	5.0	—	5.0	—	—	—	—	—	—	5.0
Total loans and advances to customers	206.7	(0.7)	206.0	36.0	(0.1)	35.9	—	(193.0)	—	48.9
–Loans and advances to banks	1.2	—	1.2	0.7	—	0.7	—	—	—	1.9
–Reverse repurchase agreements – non trading	17.7	—	17.7	2.2	—	2.2	—	(16.5)	(1.2)	2.2
–Other financial assets at amortised cost	4.0	—	4.0	—	—	—	—	—	—	4.0
Total financial assets at amortised cost	229.6	(0.7)	228.9	38.9	(0.1)	38.8	—	(209.5)	(1.2)	57.0
Financial assets at fair value at FVOCI:
–Debt securities	5.2	—	5.2	—	—	—	—	—	—	5.2
Total financial assets at FVOCI	5.2	—	5.2	—	—	—	—	—	—	5.2
Total	267.4	(0.7)	266.7	38.9	(0.1)	38.8	—	(209.5)	(1.2)	94.8

2024
Cash and balances at central banks	33.1	—	33.1	—	—	—	—	—	—	33.1
Financial assets at amortised cost:
Loans and advances to customers:³
–Residential Mortgages[4]	168.6	(0.2)	168.4	10.8	—	10.8	—	(171.4)	—	7.8
–Corporate loans	18.7	(0.3)	18.4	7.8	—	7.8	—	(14.9)	—	11.3
–Finance leases	4.2	(0.1)	4.1	—	—	—	—	—	—	4.1
–Accrued interest and other adjustments	0.8	—	0.8	0.4	—	0.4	—	—	—	1.2
–Other unsecured loans	6.6	(0.2)	6.4	14.2	(0.1)	14.1	—	—	—	20.5
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.8	—	4.8	—	—	—	—	—	—	4.8
Total loans and advances to customers	203.7	(0.8)	202.9	33.2	(0.1)	33.1	—	(186.3)	—	49.7
–Loans and advances to banks	1.1	—	1.1	0.5	—	0.5	—	—	—	1.6
–Reverse repurchase agreements – non trading	10.3	—	10.3	2.0	—	2.0	—	(10.3)	(0.1)	1.9
–Other financial assets at amortised cost	3.4	—	3.4	—	—	—	—	—	—	3.4
Total financial assets at amortised cost	218.5	(0.8)	217.7	35.7	(0.1)	35.6	—	(196.6)	(0.1)	56.6
Financial assets at FVOCI:
–Debt securities	9.0	—	9.0	—	—	—	—	—	—	9.0
Total financial assets at FVOCI	9.0	—	9.0	—	—	—	—	—	—	9.0
Total	260.6	(0.8)	259.8	35.7	(0.1)	35.6	—	(196.6)	(0.1)	98.7
1The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
2We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk – Credit risk management’ section.
3Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
4The collateral value shown against advances secured on residential property is limited to the balance of each associated individual loan. It does not include the impact of over–collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Annual Report 2025	Santander UK Group Holdings plc	95

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral[1]		Netting[2]	Net exposure
		Cash	Non-cash
2025	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	1.0	(0.4)	—	(0.4)	0.2
–Other financial assets at FVTPL	0.3	—	—	—	0.3
Total	1.3	(0.4)	—	(0.4)	0.5

2024
Financial assets at FVTPL:
–Derivative financial instruments	1.3	(0.7)	—	(0.4)	0.2
–Other financial assets at FVTPL	0.4	—	—	—	0.4
Total	1.7	(0.7)	—	(0.4)	0.6
1The forms of collateral we take to reduce credit risk include: liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions;
and receivables.
2We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty against our obligations to the counterparty in relation to transactions under the master netting agreement in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk – Credit risk management’ section.
Single credit rating scale
In the table below, we use a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non–defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower PD value and we scale the grades so that the default risk increases by a factor of ten every time the grade number drops by two steps. For example, grade 9 has an average PD of 0.010%, and grade
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
The PDs in the table above relate to Economic Capital (EC) PD mappings, calculated based on the average PD over an economic cycle. This is different to the
IFRS 9 PDs which are calculated at a point in time using forward looking economic scenarios. Where possible, the EC PD values are aligned to the regulatory capital models; however, any regulatory floors are removed and PDs are defined at every possible rating rather than grouped into rating buckets.

Annual Report 2025	Santander UK Group Holdings plc	96

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other[1,2]
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Cash and balances at central banks	32.6	—	—	—	—	—	—	—	—	32.6
–Stage 1	32.6	—	—	—	—	—	—	—	—	32.6
Financial assets at amortised cost:
–Loans and advances to customers[2]	11.2	32.0	82.0	46.4	15.4	6.2	5.0	8.5	(0.7)	206.0
–Stage 1	11.0	31.4	78.8	41.3	12.4	2.9	0.7	8.4	(0.1)	186.8
–Stage 2	0.2	0.6	3.2	5.1	3.0	3.3	2.1	0.1	(0.3)	17.3
–Stage 3	—	—	—	—	—	—	2.2	—	(0.3)	1.9
Of which mortgages:	10.6	30.1	76.4	39.6	6.8	3.0	2.5	1.5	(0.1)	170.4
–Stage 1	10.4	29.5	73.3	34.5	4.3	0.4	0.1	1.5	—	154.0
–Stage 2	0.2	0.5	3.1	5.1	2.5	2.6	1.0	—	—	15.0
–Stage 3	—	0.1	—	—	—	—	1.4	—	(0.1)	1.4
–Loans and advances to banks	—	0.1	—	—	—	—	—	1.1	—	1.2
–Stage 1	—	0.1	—	—	—	—	—	1.1	—	1.2
–Reverse repo agreements – non trading	11.8	4.5	0.3	0.9	0.2	—	—	—	—	17.7
–Stage 1	11.8	4.5	0.3	0.9	0.2	—	—	—	—	17.7
–Other financial assets at amortised cost	4.0	—	—	—	—	—	—	—	—	4.0
–Stage 1	4.0	—	—	—	—	—	—	—	—	4.0
Total financial assets at amortised cost	27.0	36.6	82.3	47.3	15.6	6.2	5.0	9.6	(0.7)	228.9
Financial assets at FVOCI:	3.0	1.7	0.2	0.3	—	—	—	—	—	5.2
–Stage 1	3.0	1.7	0.2	0.3	—	—	—	—	—	5.2
Total on balance sheet	62.6	38.3	82.5	47.6	15.6	6.2	5.0	9.6	(0.7)	266.7

Total off–balance sheet	10.1	8.9	8.5	4.0	1.9	0.9	0.7	3.9	(0.1)	38.8
–Stage 1	10.1	8.8	8.3	3.8	1.7	0.7	0.4	3.9	—	37.7
–Stage 2	—	0.1	0.2	0.2	0.2	0.2	0.2	—	(0.1)	1.0
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	72.7	47.2	91.0	51.6	17.5	7.1	5.7	13.5	(0.8)	305.5

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.4	—	0.7	0.3
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.7
–Stage 3	—	—	—	—	—	—	0.3	—	0.3	13.6
Of which mortgages:	—	—	—	—	—	—	0.1	—	0.1	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	6.7
–Loans and advances to banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.1	0.4	—	0.7	0.3
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.1	0.4	—	0.7	0.3

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.2	0.4	—	0.8	0.3

Annual Report 2025	Santander UK Group Holdings plc	97

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other[1,2]		Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Cash and balances at central banks	33.1	—	—	—	—	—	—	—	—	33.1
–Stage 1	33.1	—	—	—	—	—	—	—	—	33.1
Financial assets at amortised cost:
–Loans and advances to customers[2]	5.8	31.7	82.8	46.8	15.7	6.9	5.4	8.6	(0.8)	202.9
–Stage 1	5.7	31.0	79.0	40.8	12.5	2.9	0.6	8.4	(0.1)	180.8
–Stage 2	0.1	0.7	3.8	6.0	3.2	3.9	2.4	0.1	(0.3)	19.9
–Stage 3	—	—	—	—	—	0.1	2.4	0.1	(0.4)	2.2
Of which mortgages:	5.2	30.3	77.4	41.2	6.6	3.4	3.1	1.4	(0.2)	168.4
–Stage 1	5.1	29.7	73.7	35.4	4.1	0.5	—	1.4	—	149.9
–Stage 2	0.1	0.6	3.7	5.8	2.5	2.9	1.3	—	(0.1)	16.8
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	—	—	—	—	—	—	—	1.1	—	1.1
–Stage 1	—	—	—	—	—	—	—	1.1	—	1.1
–Reverse repo agreements – non trading	5.3	1.5	2.6	0.7	0.2	—	—	—	—	10.3
–Stage 1	5.3	1.5	2.6	0.7	0.2	—	—	—	—	10.3
–Other financial assets at amortised cost	3.4	—	—	—	—	—	—	—	—	3.4
–Stage 1	3.4	—	—	—	—	—	—	—	—	3.4
Total financial assets at amortised cost	14.5	33.2	85.4	47.5	15.9	6.9	5.4	9.7	(0.8)	217.7
Financial assets at FVOCI:	3.6	5.0	0.4	—	—	—	—	—	—	9.0
–Stage 1	3.6	5.0	0.4	—	—	—	—	—	—	9.0
Total on balance sheet	51.2	38.2	85.8	47.5	15.9	6.9	5.4	9.7	(0.8)	259.8

Total off–balance sheet	6.9	8.9	9.0	4.2	1.9	0.8	0.7	3.3	(0.1)	35.6
–Stage 1	6.9	8.8	8.8	4.0	1.7	0.5	0.4	3.3	—	34.4
–Stage 2	—	0.1	0.2	0.2	0.2	0.3	0.2	—	(0.1)	1.1
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	58.1	47.1	94.8	51.7	17.8	7.7	6.1	13.0	(0.9)	295.4

	Santander UK risk grade									Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]	Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.5
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	18.2
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.1	0.5	—	0.8	0.3

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.2	0.5	—	0.9	0.3
1Includes Joint Ventures and Business Banking (including BBLs balances) as well as the Crown Dependencies portfolio. We use scorecards for these items, rather than rating models.
2Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Annual Report 2025	Santander UK Group Holdings plc	98

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Customer Loans							12 month Gross write-offs	Loan Loss Allowance s
	Total	Stage 1[1]		Stage 2[1]		Stage 3[1]
2025	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	175.2	157.8	90.1	15.8	9.0	1.6	0.95	168	385
– Mortgages	169.0	152.6	90.3	14.9	8.8	1.5	0.88	15	138
– Credit Cards	3.1	2.6	84.6	0.4	13.5	0.1	2.88	55	137
– Unsecured Personal Loans	2.0	1.8	89.6	0.2	9.3	—	1.07	65	57
– Overdrafts	0.4	0.2	41.8	0.2	52.3	—	6.87	24	37
– Business Banking	0.7	0.6	84.2	0.1	10.2	—	5.65	9	16
Consumer Finance	5.0	4.6	92.3	0.4	6.7	—	0.96	27	63
Corporate & Commercial Banking	18.9	16.9	89.1	1.4	7.6	0.6	3.42	53	282
Corporate Centre	1.5	1.5	99.3	—	0.5	—	0.15	—	—
Total Drawn	200.6	180.8	90.1	17.6	8.8	2.2	1.17	248	730
Retail & Business Banking	27.8	27.0		0.8		—		—	42
– Mortgages	13.1	12.8		0.3		0		—	—
– Credit Cards	11.6	11.3		0.3		0		—	18
– Unsecured Personal Loans	—	—		—		0		—	—
– Overdrafts	2.9	2.7		0.2		—		—	23
– Business Banking	0.2	0.2		—		—		—	1
Consumer Finance	—	—		—		0		—	—
Corporate & Commercial Banking	8.4	8.1		0.3		0		—	41
Corporate Centre[2]	2.6	2.6		—		0		—	—
Total Undrawn	38.8	37.7		1.1		—		—	83
Total	239.4	218.5		18.7		2.2		248	813

2024	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	173.8	154.0	88.6	17.8	10.2	2.0	1.16	156	422
– Mortgages	167.2	148.5	88.8	16.9	10.1	1.8	1.07	9	173
– Credit Cards	2.8	2.3	81.9	0.5	16.4	—	2.75	51	135
– Unsecured Personal Loans	2.1	1.9	90.5	0.2	8.3	—	1.20	60	63
– Overdrafts	0.5	0.3	53.9	0.2	39.5	—	7.40	26	37
– Business Banking	1.2	1.0	86.0	—	7.0	0.2	7.10	10	14
Consumer Finance	4.8	4.5	92.2	0.3	7.0	—	0.77	25	69
Corporate & Commercial Banking	18.0	15.2	84.8	2.1	11.6	0.7	3.96	49	294
Corporate Centre	1.3	1.3	99.6	—	0.1	—	0.22	—	—
Total Drawn	197.9	175.0	88.4	20.2	10.2	2.7	1.40	230	785
Retail & Business Banking	25.0	24.3		0.7		—		—	37
– Mortgages	10.8	10.5		0.3		—		—	—
– Credit Cards	10.9	10.7		0.2		—		—	15
– Unsecured Personal Loans	—	—		—		—		—	—
– Overdrafts	3.1	2.9		0.2		—		—	20
– Business Banking	0.2	0.2		—		—		—	2
Consumer Finance	—	—		—		—		—	—
Corporate & Commercial Banking	8.3	7.7		0.5		0.1		—	48
Corporate Centre[2]	2.4	2.4		—		—		—	—
Total Undrawn	35.7	34.4		1.2		0.1		—	85
Total	233.6	209.4		21.4		2.8		230	870
1Stage 1 ratio is the sum of Stage 1 drawn assets divided by the sum of total drawn assets. Stage 2 ratio is the sum of Stage 2 drawn assets divided by the sum of total drawn assets. Stage 3 ratio is the sum of
Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
2Includes £2.2bn (2024: £2.0bn) of Reverse repurchasing agreements - Non-trading

Annual Report 2025	Santander UK Group Holdings plc	99

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Arrears over 90 days past due

	31 December 2025	31 December 2024
	%	%
Retail & Business Banking
–Mortgages	0.65	0.80
–Credit Cards	0.55	0.56
–Unsecured Personal Loans	0.78	0.88
–Overdrafts	3.09	3.05
–Business Banking	3.83	3.89
Consumer Finance	0.44	0.53
Corporate & Commercial Banking	1.04	1.04
2025 compared to 2024
–Mortgage loans in Stage 2 and 3 decreased, supported by the Q3-25 sale of high RWA mortgage assets. Stage 2 ratios increased across the smaller retail unsecured portfolios, mainly overdrafts, due to an increase in the SICR criteria for non-arrears Stage 2 loans. CCB loans in Stage 2 and 3 decreased, driven by overall improvement in asset quality.
ECL provision
The ECL provision at 31 December 2025 decreased by £57m to £813m (2024: £870m), reflecting reductions across almost all portfolios. The decrease was mainly driven by mortgages due to refinance-related JA releases, economic updates and the sale of high RWA mortgages in Q3-25.
Gross write-off utilisation of £248m (2024: £230m) was largely driven by unsecured retail.
Key movements in exposures in 2025 by Stage were:
- Stage 1 exposures increased mainly due to higher Mortgage new business.
- Stage 2 exposures reduced driven by the unwinding of the Mortgages Refinance JA moving customers back into stage 1 and an asset sale in Q3 2025.
- Stage 3 exposures reduced in 2025 primarily due to Mortgages driven by the asset sale in Q3 2025.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

Annual Report 2025	Santander UK Group Holdings plc	100

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2025 comprised £200.6bn of customer loans, loans and advances to banks of £1.2bn , £21.7bn of sovereign assets measured at amortised cost, £5.2bn of assets measured at FVOCI, and £32.6bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	157,767	15,821	1,607	175,195
–Mortgages	152,594	14,943	1,465	169,002
–Credit Cards	2,615	417	57	3,089
–Other	2,558	461	85	3,104
Consumer Finance	4,595	336	48	4,979
Corporate & Commercial Banking	16,859	1,445	623	18,927
Corporate Centre	62,080	8	2	62,090
Total on-balance sheet	241,301	17,610	2,280	261,191
Off–balance sheet
Retail & Business Banking[1]	27,026	752	51	27,829
–Mortgages[1]	12,795	262	14	13,071
–Credit Cards	11,260	267	33	11,560
–Other	2,971	223	4	3,198
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8,074	334	26	8,434
Corporate Centre	2,611	—	—	2,611
Total off–balance sheet[2]	37,711	1,086	77	38,874
Total exposures	279,012	18,696	2,357	300,065

ECL
On-balance sheet
Retail & Business Banking	54	208	123	385
–Mortgages	11	70	57	138
–Credit Cards	23	79	35	137
–Other	20	59	31	110
Consumer Finance	14	21	28	63
Corporate & Commercial Banking	53	35	194	282
Corporate Centre	—	—	—	—
Total on-balance sheet	121	264	345	730
Off–balance sheet
Retail & Business Banking	11	29	2	42
–Mortgages	—	—	—	—
–Credit Cards	5	12	1	18
–Other	6	17	1	24
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	25	9	7	41
Corporate Centre	—	—	—	—
Total off–balance sheet	36	38	9	83
Total ECL	157	302	354	813

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.7	0.2
–Mortgages	—	0.5	3.9	0.1
–Credit Cards	0.9	18.8	62.0	4.4
–Other	0.8	12.8	36.6	3.6
Consumer Finance	0.3	6.2	58.4	1.3
Corporate & Commercial Banking	0.3	2.4	31.1	1.5
Corporate Centre	—	1.4	8.6	—
Total on-balance sheet	0.1	1.5	15.2	0.3
Off–balance sheet
Retail & Business Banking	—	3.9	2.7	0.1
–Mortgages	—	—	—	—
–Credit Cards	—	4.3	1.7	0.1
–Other	0.2	7.8	20.7	0.8
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.3	2.7	28.1	0.5
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.5	11.4	0.2
Total coverage	0.1	1.6	15.0	0.3
1Off-balance sheet exposures include £8.8bn of residential mortgage offers in the pipeline.
2Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 30 to the Consolidated Financial Statements.
3ECL as a percentage of the related exposure.

Annual Report 2025	Santander UK Group Holdings plc	101

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Total on-balance sheet exposures at 31 December 2024 comprised £197.9bn of customer loans, loans and advances to banks of £1.1bn, £13.7bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £33.1bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	154,000	17,773	1,966	173,739
–Mortgages	148,560	16,890	1,778	167,228
–Credit Cards	2,271	454	49	2,774
–Other	3,169	429	139	3,737
Consumer Finance	4,389	334	36	4,759
Corporate & Commercial Banking	15,280	2,098	651	18,029
Corporate Centre	58,282	2	2	58,286
Total on-balance sheet	231,951	20,207	2,655	254,813
Off–balance sheet
Retail & Business Banking[1]	24,211	745	52	25,008
–Mortgages[1]	10,510	285	18	10,813
–Credit Cards	10,577	263	28	10,868
–Other	3,124	197	6	3,327
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	7,743	470	65	8,278
Corporate Centre	2,385	—	—	2,385
Total off–balance sheet[2]	34,339	1,215	117	35,671
Total exposures	266,290	21,422	2,772	290,484

ECL
On-balance sheet
Retail & Business Banking	52	223	147	422
–Mortgages	10	84	79	173
–Credit Cards	18	85	32	135
–Other	24	54	36	114
Consumer Finance	16	27	26	69
Corporate & Commercial Banking	55	71	168	294
Corporate Centre	—	—	—	—
Total on-balance sheet	123	321	341	785
Off–balance sheet
Retail & Business Banking	12	24	1	37
–Mortgages	—	—	—	—
–Credit Cards	4	11	—	15
–Other	8	13	1	22
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	18	14	16	48
Corporate Centre	—	0	0	—
Total off–balance sheet	30	38	17	85
Total ECL	153	359	358	870

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.4	0.2
–Mortgages	—	0.5	4.4	0.1
–Credit Cards	0.8	18.7	65.6	4.8
–Other	0.8	12.5	25.9	3.1
Consumer Finance	0.4	8.2	71.2	1.4
Corporate & Commercial Banking	0.4	3.4	25.9	1.6
Corporate Centre	—	1.6	4.6	—
Total on-balance sheet	0.1	1.6	12.8	0.3
Off–balance sheet
Retail & Business Banking	—	3.2	2.6	0.1
–Mortgages	—	—	—	—
–Credit Cards	—	4.1	1.6	0.1
–Other	0.2	6.8	16.8	0.6
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.2	3.0	24.2	0.6
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.1	14.6	0.2
Total coverage	0.1	1.7	12.9	0.3
1Off-balance sheet exposures include £6.1bn of residential mortgage offers in the pipeline.
2Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 30 to the Consolidated Financial Statements.
3ECL as a percentage of the related exposure.

Annual Report 2025	Santander UK Group Holdings plc	102

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL allowance by the reason the exposure is classified as Stage 2.

2025		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking - Mortgages	Exposure £m	399	8,461	284	477	4,908	414	14,943
	ECL £m	5	41	3	3	16	2	70
	Coverage %	1.3	0.5	1.0	0.6	0.3	0.3	0.5
Retail & Business Banking - Credit Cards	Exposure £m	9	342	21	6	39	—	417
	ECL £m	4	58	8	1	8	—	79
	Coverage %	43.6	16.8	37.9	14.0	21.9	—	18.9
Retail & Business Banking - Other	Exposure £m	60	237	87	6	71	—	461
	ECL £m	8	22	16	1	12	—	59
	Coverage %	13.1	8.9	18.8	21.7	17.3	—	12.8
Consumer Finance	Exposure £m	31	170	13	2	120	—	336
	ECL £m	8	8	4	—	1	—	21
	Coverage %	25.1	4.5	34.0	0.2	0.8	—	6.2
Corporate & Commercial Banking	Exposure £m	92	771	90	22	470	—	1,445
	ECL £m	—	16	6	—	13	—	35
	Coverage %	0.4	2.0	6.5	1.1	2.7	—	2.4
Corporate Centre	Exposure £m	8	—	—	—	—	—	8
	ECL £m	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—
Total Drawn	Exposure £m	599	9,981	495	513	5,608	414	17,610
	ECL £m	25	145	37	5	50	2	264
	Coverage %	4.2	1.5	7.6	1.0	0.9	0.3	1.5
Undrawn	ECL £m	—	23	6	1	8	—	38
Total Reported	Exposure £m	628	10,601	540	555	5,958	414	18,696
	ECL £m	25	168	43	6	58	2	302

2024		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking - Mortgages	Exposure £m	509	8,946	353	300	4,978	1,804	16,890
	ECL £m	7	49	3	3	11	11	84
	Coverage %	1.4	0.5	0.9	1.0	0.2	0.6	0.5
Retail & Business Banking - Credit Cards	Exposure £m	9	392	19	5	29	—	454
	ECL £m	4	67	7	1	6	—	85
	Coverage %	46.2	17.0	38.0	14.7	20.6	—	18.7
Retail & Business Banking - Other	Exposure £m	79	209	109	5	27	—	429
	ECL £m	9	18	19	1	7	—	54
	Coverage %	11.3	8.7	16.8	16.0	25.9	—	12.6
Consumer Finance	Exposure £m	30	155	—	—	149	—	334
	ECL £m	10	11	—	—	6	—	27
	Coverage %	33.7	7.0	—	—	3.4	—	8.1
Corporate & Commercial Banking	Exposure £m	54	930	61	57	996	—	2,098
	ECL £m	1	38	7	1	24	—	71
	Coverage %	2.5	4.1	10.9	2.4	2.3	—	3.4
Corporate Centre	Exposure £m	2	—	—	—	—	—	2
	ECL £m	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—
Total Drawn	Exposure £m	683	10,632	542	367	6,179	1,804	20,207
	ECL £m	31	183	36	6	54	11	321
	Coverage %	4.6	1.7	6.5	1.6	0.8	0.3	1.6
Undrawn	ECL £m	1	23	6	2	6	—	38
Total Reported	Exposure £m	709	11,295	608	436	6,570	1,804	21,422
	ECL £m	32	206	42	8	60	11	359
1Mainly consists of Qualitative triggers for Mortgages, over-indebted customers c£2.6bn (2024: c£2.5bn)and Interest-only accounts 24 months pre-maturity c£1.5bn (2024: c£1.3bn), and for CCB customers operating in a high-risk sector c£0.2bn (2024:c£0.7bn).
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL allowance in order of the categories presented.

Annual Report 2025	Santander UK Group Holdings plc	103

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table analyses our Stage 2 and Stage 3 exposures and the related ECL allowances by whether or not they are in a cure period at the balance sheet date:

	2025			2024
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2
Not in cure period	16,988	265	1.6	17,395	306	1.8
In cure period (for transfer to Stage 1)	1,708	37	2.2	4,027	53	1.3
	18,696	302	1.6	21,422	359	1.7
Stage 3
Not in cure period	2,201	347	15.8	2,633	352	13.3
In cure period (for transfer to Stage 2)	156	7	4.7	139	6	4.3
	2,357	354	15.0	2,772	358	12.9
2025 compared to 2024
Stage 2 exposures in a cure period and those not in a cure period decreased, mainly due to Mortgages driven by refinance JA releases and an asset sale in
Q3-25.
Stage 3 exposures not in a cure period decreased, mainly driven by a Mortgage asset sale in Q3-25 and management action to reduce balances on large single name cases in CCB.
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

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2025	£m	£m	£m	£m	£m
Retail & Business Banking	175,195	385	174,810	27,829	42
–Mortgages[1]	169,002	138	168,864	13,071	—
–Credit Cards[2]	3,089	137	2,952	11,560	18
–Other	3,104	110	2,994	3,198	24
Consumer Finance	4,979	63	4,916	—	—
Corporate & Commercial Banking	18,927	282	18,645	8,434	41
Corporate Centre	62,090	—	62,090	2,611	—
Total exposures presented in Credit Quality tables	261,191	730	260,461	38,874	83
Intercompany balances (including joint ventures)			5,043
Other items[3]			1,096
Adjusted net carrying amount			266,600
Assets classified at FVTPL			1,331
Non-financial assets[4]			6,017
Total assets per the Consolidated Balance Sheet			273,948

2024
Retail & Business Banking	173,739	422	173,317	25,008	37
–Mortgages[1]	167,228	173	167,055	10,813	—
–Credit Cards[2]	2,774	135	2,639	10,868	15
–Other	3,737	114	3,623	3,327	22
Consumer Finance	4,759	69	4,690	—	—
Corporate & Commercial Banking	18,029	294	17,735	8,278	48
Corporate Centre	58,286	—	58,286	2,385	—
Total exposures presented in Credit Quality tables	254,813	785	254,028	35,671	85
Intercompany balances (including joint ventures)			4,813
Other items[3]			1,042
Adjusted net carrying amount			259,883
Assets classified at FVTPL			1,685
Non-financial assets[4]			5,508
Total assets per the Consolidated Balance Sheet			267,076
1Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgage products.
2Off-balance sheet exposures include credit cards.
3Other includes accrued interest of £737m (2024: £724m).
4Non-financial assets include £79m (2024:£738m) of Macro hedge of interest rate risk.

Annual Report 2025	Santander UK Group Holdings plc	104

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	266,290	153	21,422	359	2,772	358	290,484	870
Transfers from Stage 1 to Stage 2[2]	(7,151)	(10)	7,151	10	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	6,297	78	(6,297)	(78)	—	—	—	—
Transfers to Stage 3[2]	(242)	(1)	(858)	(31)	1,100	32	—	—
Transfers from Stage 3[2]	2	—	292	17	(294)	(17)	—	—
Transfers of financial instruments	(1,094)	67	288	(82)	806	15	—	—
Net ECL remeasurement on stage transfer[3]	—	(69)	—	83	—	103	—	117
Change in economic scenarios[4]	—	(10)	—	7	—	(5)	—	(8)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased5 8	54,492	41	1,086	38	44	13	55,622	92
Redemptions, repayments and assets sold6 8	(31,365)	(29)	(4,298)	(79)	(1,045)	(61)	(36,708)	(169)
Changes in risk parameters and other movements[7]	(9,311)	4	198	(24)	371	179	(8,742)	159
Assets written off[6]	—	—	—	—	(591)	(248)	(591)	(248)
At 31 December 2025	279,012	157	18,696	302	2,357	354	300,065	813
Net movement in the period	12,722	4	(2,726)	(57)	(415)	(4)	9,581	(57)

ECL charge/(release) to the Income Statement		4		(57)		244		191
Less: Discount unwind		—		—		(21)		(21)
Less: Recoveries net of collection costs		—		—		23		23
Total ECL charge/(release) to the Income Statement		4		(57)		246		193

At 1 January 2024	274,010	170	23,879	462	3,080	362	300,969	994
Transfers from Stage 1 to Stage 2[2]	(12,030)	(11)	12,030	11	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	9,543	118	(9,543)	(118)	—	—	—	—
Transfers to Stage 3[2]	(437)	(2)	(848)	(34)	1,285	36	—	—
Transfers from Stage 3[2]	36	2	417	34	(453)	(36)	—	—
Transfers of financial instruments	(2,888)	107	2,056	(107)	832	—	—	—
Net ECL remeasurement on stage transfer[3]	—	(107)	—	96	—	122	—	111
Change in economic scenarios[4]	—	(20)	—	(44)	—	—	—	(64)
Change to ECL models	(2,287)	(5)	2,361	37	(74)	(26)	—	6
New lending and assets purchased5 8	33,906	43	1,170	58	164	40	35,240	141
Redemptions, repayments and assets sold6 8	(37,638)	(44)	(4,672)	(69)	(1,243)	(79)	(43,553)	(192)
Changes in risk parameters and other movements[7]	1,187	9	(3,372)	(74)	355	169	(1,830)	104
Assets written off[6]	—	—	—	—	(342)	(230)	(342)	(230)
At 31 December 2024	266,290	153	21,422	359	2,772	358	290,484	870
Net movement in the period	(7,720)	(17)	(2,457)	(103)	(308)	(4)	(10,485)	(124)

ECL charge/(release) to the Income Statement		(17)		(103)		226		106
Less: Discount unwind		—		—		(24)		(24)
Less: Recoveries net of collection costs		—		—		(12)		(12)
Total ECL charge/(release) to the Income Statement		(17)		(103)		190		70

1Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
2Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements.
Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
3Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period. Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
4Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
5Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
6Exposures and ECL for facilities that existed at the start of the period but not at the end.
7Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
8New lending and assets purchased and Redemptions, repayments and assets sold categories include internal transfers.

Annual Report 2025	Santander UK Group Holdings plc	105

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

COUNTRY RISK EXPOSURES (audited)
We manage our country risk exposure under our global limits framework. We set our Risk Appetite for each country, considering factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we need to.
The table below shows our total exposures, which are the total of balance sheet and off–balance sheet values. We calculate balance sheet values in line with
IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off–balance sheet values are undrawn facilities and letters of credit.
The table excludes balances with central banks, cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets.
We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place.
If so, we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation.
The table below includes balances with other Banco Santander group members. We deal with other Banco Santander group members in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group members. We conduct these activities on the same terms as for similar transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.

	2025	2024
	£bn	£bn
UK	288.2	277.4
Rest of Europe	12.1	11.2
Rest of world	6.2	8.4
Total	306.5	297.0

Annual Report 2025	Santander UK Group Holdings plc	106

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

RETAIL & BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail & Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
Retail & Business Banking: Mortgages – Credit Risk Review
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.
Borrower profile (audited)

	Stock				New business[1]
	2025		2024		2025		2024
	£m	%	£m	%	£m	%	£m	%
Home movers[2]	70,809	42	70,339	42	10,523	41	6,736	45
Remortgagers[3]	47,669	28	45,725	27	9,575	38	4,353	29
First-time buyers	35,237	21	36,233	22	3,429	14	3,262	22
Buy-to-let	15,287	9	14,931	9	1,718	7	567	4
	169,002	100	167,228	100	25,245	100	14,918	100

Movement in mortgage lending	£bn
1 January 2025	167.2
New business	25.3
Redemptions and repayments	(23.5)
31 December 2025	169.0

	2025	2024
Proportion of mortgage internal transfers retained online	79%	77%

	2025	2024
Internal transfers (£bn)[4]	36.5	32.8
Further advances and flexi drawdowns (£bn)	1.0	0.8
First-time buyers - gross lending (£bn)	3.4	3.3
1The 2024 values exclude advances, flexible drawdowns and fees
2Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
3Remortgagers’ are new customers who are taking a new mortgage with us.
4Internal remortgages are where we moved our customers with maturing mortgages onto new ones.
2025 compared to 2024
In 2025, mortgage asset stock increased with new business exceeding redemptions and repayments. New business increased in all sectors, with remortgages causing the largest proportion of overall increase. The borrower profile remained stable.
Interest rate profile (audited)
The interest rate profile of our maturing mortgage asset stock was:

	2025		2024
	£m	%	£m	%
Fixed rate	154,768	92	150,310	90
Of which maturing:
–< 12 months	41,873	25	38,143	23
–Later than 1 year but no later than 3 years	84,202	50	85,646	51
–Later than 3 years but no later than 4 years	11,609	7	11,268	7
–Later than 4 years but no later than 5 years	14,104	8	11,831	7
–Later than 5 years	2,980	2	3,422	2
Variable rate	10,321	6	12,252	7
Standard Variable Rate (SVR)	2,454	1	3,029	2
Follow on Rate (FoR)	1,459	1	1,637	1
	169,002	100	167,228	100
2025 compared to 2024
We continued to see customers refinance from reversion to fixed-rate products in 2025, influenced by high interest rates. Demand for fixed-rate products increased, particularly with shorter fixed rate terms.

Annual Report 2025	Santander UK Group Holdings plc	107

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Geographical distribution (audited)
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business[1]
	2025	2024	2025	2024
Region	£bn	£bn	£bn	£bn
London	44.3	43.2	6.6	4.1
Midlands and East Anglia	23.6	23.3	3.6	2.0
North	22.0	21.9	3.4	1.9
Northern Ireland	2.2	2.3	0.3	0.1
Scotland	6.0	6.0	1.0	0.6
South East excluding London	53.4	53.1	7.6	4.6
South West, Wales and other	17.5	17.4	2.7	1.6
	169.0	167.2	25.2	14.9
1The 2024 values exclude advances, flexible drawdown and fees.
2025 compared to 2024
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the year, based on average earnings of new business at inception was 2.91 (2024: 2.93).
Mortgage loan size (audited)
The split of our mortgage asset by size was:

Mortgage loan size	2025	2024
>£1.0m	3%	2%
£0.5m to £1.0m	11%	10%
£0.25m to £0.5m	32%	31%
<£0.25m	54%	57%
Average loan size (stock)[1]	£201k	£193k
Average loan size (new business)	£254k	£246k
1 Average initial advance of existing stock.
Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business.
We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	2025					2024
	Stock		Stage 3		New Business	Stock		Stage 3		New Business
	Total	ECL	Total	ECL		Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	76,825	29	712	10	5,376	77,280	34	886	13	3,407
>50-60%	33,520	17	274	6	4,377	33,564	21	319	8	2,394
>60-70%	27,961	21	213	9	3,805	29,447	27	256	10	2,311
>70-80%	18,520	20	123	7	5,217	17,200	27	151	12	3,458
>80-90%	9,397	15	64	7	4,354	8,003	19	72	8	2,445
>90-100%	2,505	10	30	4	2,100	1,453	12	38	8	888
>100%	274	26	49	14	16	281	33	56	20	15
	169,002	138	1,465	57	25,245	167,228	173	1,778	79	14,918
Collateral value[1]	168,968		1,456		25,245	167,191		1,767		14,918

	%		%		%	%		%		%
Average balance weighted LTV[2]	52		52		65	51		51		64
1Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £240m (2024: £244m).
2Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) + ...) /(Loan 1 balance + Loan 2 balance+...).
The balance weighted average LTV of new business in the period in London was 64% (2024: 64%).
2025 compared to 2024
Collateral quality remained strong in 2025, with reductions in both ECL and Stage 3 balances. Average balance weighted LTVs of stock were broadly flat, whilst new business contribution increased due to an improved trading strategy covering price competitiveness, propositions, and service. We monitor the profile of new lending and act as needed to ensure the LTV mix of completions is in line with our risk appetite.

Annual Report 2025	Santander UK Group Holdings plc	108

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level – Credit risk review.
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 104 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	159,070	10	17,175	84	1,796	79	178,041	173
Transfers from Stage 1 to Stage 2[2]	(5,713)	—	5,713	—	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	4,929	14	(4,929)	(14)	—	—	—	—
Transfers to Stage 3[2]	(126)	—	(470)	(5)	596	5	—	—
Transfers from Stage 3[2]	—	—	237	6	(237)	(6)	—	—
Transfers of financial instruments	(910)	14	551	(13)	359	(1)	—	—
Net ECL remeasurement on stage transfer[3]	—	(14)	—	14	—	9	—	9
Change in economic scenarios[4]	—	(6)	—	—	—	(4)	—	(10)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased5 8	34,602	6	586	5	23	1	35,211	12
Redemptions, repayments and assets sold6 8	(21,236)	—	(3,156)	(20)	(654)	(21)	(25,046)	(41)
Changes in risk parameters and other movements[7]	(6,137)	1	49	—	21	9	(6,067)	10
Assets written off[6]	—	—	—	—	(66)	(15)	(66)	(15)
At 31 December 2025	165,389	11	15,205	70	1,479	57	182,073	138
Net movement in the period	6,319	1	(1,970)	(14)	(317)	(22)	4,032	(35)

ECL charge/(release) to the Income Statement		1		(14)		(7)		(20)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		41		41
Total ECL charge/(release) to the Income Statement		1		(14)		31		18

At 1 January 2024	163,252	24	18,280	111	2,036	109	183,568	244
Transfers from Stage 1 to Stage 2[2]	(9,992)	(1)	9,992	1	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	8,047	20	(8,047)	(20)	—	—	—	—
Transfers to Stage 3[2]	(233)	—	(527)	(8)	760	8	—	—
Transfers from Stage 3[2]	3	—	269	9	(272)	(9)	—	—
Transfers of financial instruments	(2,175)	19	1,687	(18)	488	(1)	—	—
Net ECL remeasurement on stage transfer[3]	—	(20)	—	32	—	15	—	27
Change in economic scenarios[4]	—	(15)	—	(29)	—	1	—	(43)
Change to ECL models	(1,859)	(3)	1,869	21	(10)	(37)	—	(19)
New lending and assets purchased5 8	21,769	4	315	3	33	1	22,117	8
Redemptions, repayments and assets sold6 8	(22,293)	(1)	(3,171)	(14)	(763)	(27)	(26,227)	(42)
Changes in risk parameters and other movements[7]	376	2	(1,805)	(22)	45	27	(1,384)	7
Assets written off[6]	—	—	—	—	(33)	(9)	(33)	(9)
At 31 December 2024	159,070	10	17,175	84	1,796	79	178,041	173
Net movement in the period	(4,182)	(14)	(1,105)	(27)	(240)	(30)	(5,527)	(71)

ECL (release)/charge to the Income Statement		(14)		(27)		(21)		(62)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		36		36
Total ECL charge/(release) to the Income Statement		(14)		(27)		12		(29)

Annual Report 2025	Santander UK Group Holdings plc	109

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Loan modifications
Forbearance1
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL. (audited)

	2025	2024
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	551	563
– Net modification loss	2	2
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	339	260
The balances at 31 December 2025 and 31 December 2024, analysed by their staging and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Reduced repayment plan	Total	Loss allowances
2025	£m	£m	£m	£m	£m	£m	£m
Stage 2	187	186	187	41	265	866	6
Stage 3	211	86	46	41	300	684	26
	398	272	233	82	565	1,550	32
Proportion of portfolio	0.2%	0.2%	0.1%	0.1%	0.3%	0.9%

2024
Stage 2	232	187	202	23	149	793	6
Stage 3	205	142	53	104	158	662	27
	437	329	255	127	307	1,455	33
Proportion of portfolio	0.3%	0.2%	0.2%	0.1%	0.2%	0.9%
1We base forbearance type on the first forbearance on the accounts.
At 31 December 2025, the proportion of the mortgage portfolio in forbearance was 0.9% (2024: 0.9%) and the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments was 80% (2024: 83%). The weighted average LTV of all accounts in forbearance was 46%
(2024: 45%) compared to the weighted average portfolio LTV of 52% (2024: 51%).
At 31 December 2025, the carrying value of mortgages classified as multiple forbearance was £13m (2024: £9m).
2025 compared to 2024
In 2025, the proportion of the mortgage portfolio in forbearance remained flat. We completed the sale of £1.2bn of high RWA mortgage loans in Q3-25. As many of these loans were subject to forbearance, the sale caused a reduction in forbearance stock. This was offset by an increase in the stock of reduced repayment plans which were classified as forbearance from Q4-24.
Other loan modifications
Santander UK supports the Mortgage Charter which was published in July 2023. There were no modification gains or losses arising from the Mortgage Charter.
We made two customer support solutions available as part of the Mortgage Charter, allowing customers who are up to date with their payments to make interest-
only payments for six months or extend their mortgage term to reduce their monthly payments. The following table summarises such loan modifications.

	2025		2024
	Term extension	Interest-only	Term extension	Interest-only
	£m	£m	£m	£m
Stage 1	50	795	118	1,283
Stage 2	7	288	21	467
Stage 3	1	13	1	23
	58	1,096	140	1,773
There were no other loan modifications made in 2025 and 2024.

Annual Report 2025	Santander UK Group Holdings plc	110

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Portfolios of particular interest – Mortgages
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans
With an interest-only mortgage, the customer pays interest every month, but the principal is only required to be repaid at the end of the mortgage term. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage.
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

Climate change
The value of property collateral for mortgages might be affected by physical risks, such as flood and subsidence risk, as well as transitional risks including evolving energy performance standards. We tested resilience through our in-house climate models in 2025 and assessed physical and transition risk to deliver granular insights. Our analysis indicated that while climate related risks have the potential to intensify other risk factors, we remain resilient within the context of the scenarios examined, supported by our stable average LTV ratio and the flood reinsurance scheme.

Annual Report 2025	Santander UK Group Holdings plc	111

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

2025	Total	Stage 1	Stage 2	Stage 3	Stage 3 ratio	Properties in possession	Balance weighted LTV (indexed)
	£m	£m	£m	£m	%	£m	%
Mortgage portfolio	169,002	152,594	14,943	1,465	0.88	74	52
Of which: Portfolio of particular interest[1]
– Interest only	35,834	30,026	5,190	618	1.74	35	49
– Part interest-only, part repayment[2]	11,644	10,110	1,372	162	1.40	9	53
– Flexible	3,504	2,508	828	168	5.19	11	37
– LTV >100%	274	88	137	49	17.91	18	116
– Buy-to-let	15,287	14,166	1,070	51	0.33	4	59

2024
Mortgage portfolio	167,228	148,560	16,890	1,778	1.07	46	51
Of which: Portfolio of particular interest[1]
– Interest only	36,414	29,989	5,608	817	2.26	23	48
– Part interest-only, part repayment[2]	12,052	10,270	1,562	220	1.83	8	52
– Flexible	4,333	3,190	933	210	5.25	8	38
– LTV >100%	281	75	150	56	20.09	10	117
– Buy-to-let	14,931	13,672	1,204	55	0.37	2	59
1Where a loan falls into more than one category, we include it in all the categories that apply.
2Mortgage balance includes both the interest-only part of £8,883m (2024: £9,182m ) and the non-interest-only part of the loan.
2025 compared to 2024
In 2025, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans decreased to 30.2% (2024: 31.6%).
BTL mortgage balances increased by £0.4bn to £15.3bn (2024: £14.9bn) driven by our pivot to growth strategy and affordability improvements. In 2025, the balance weighted average LTV of mortgage total new BTL lending was 60% (2024: 59%).
Forbearance1
The balances at 31 December 2025 and 31 December 2024 were:

	Interest-only[2]	Flexible	LTV >100%	Buy-to-Let
2025	£m	£m	£m	£m
Total	240	43	9	18
–Stage 2	104	17	1	8
–Stage 3	136	26	8	10

2024
Total	275	56	9	18
–Stage 2	117	19	2	8
–Stage 3	158	37	7	10
1Where a loan falls into more than one category, we have included it in all the categories that apply.
2Comprises full interest-only loans and part interest-only, part repayment loans..
2025 compared to 2024
Mortgage forbearance stock reduced mainly due to portfolio sales and the improvement of our risk profile.

Annual Report 2025	Santander UK Group Holdings plc	112

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Retail & Business Banking: Everyday Banking – Credit Risk Review
Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Everyday Banking:

	2025	2024
BBLS with 100% Government Guarantee (£bn)	0.6	1.1
% of credit card customers that repay balance in full each month (unaudited)	54%	56%
UPL average customer balance (£)	6,000	6,000
2025 compared to 2024
Business Banking loans continued to reduce due to the pay down of the Bounce Back Loans (BBL) portfolio.
Loan modifications
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL. (audited)

	Credit cards	Overdrafts	Total
2025	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	18	13	31
–Net modification loss	12	4	16
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	1	—	1

2024
Financial assets modified in the period:
–Amortised cost before modification	14	9	23
–Net modification loss	18	6	24
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	2	1	3
The balances at 31 December 2025 and 31 December 2024 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2025	£m	£m	£m	£m	£m	£m
Total	6	1	70	26	97	103
–Stage 2	—	1	15	10	26	26
–Stage 3	6	—	55	16	71	77

2024
Total	3	2	57	22	81	84
–Stage 2	—	1	11	5	17	17
–Stage 3	3	1	46	17	64	67
Other loan modifications
There were no other loan modifications made in 2025.

Annual Report 2025	Santander UK Group Holdings plc	113

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Consumer Finance:

	2025	2024
Consumer (auto) finance new business gross lending (£m)	2,029	1,593
Wholesale loans (stock finance) to car dealerships as approximate % of the Consumer loan book	13.8%	9.7%
% of lending collateralised on the vehicle	98%	95%
Average Consumer (auto) finance loan size (£)	19,551	16,045
2025 compared to 2024
In 2025, there was increased volume of new business, with larger quantities of electric vehicles and a marginal increase in the proportion of wholesale balances as a % of the loan book.
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
Loan modifications (audited)
Forbearance
At 31 December 2025 the amount of forborne assets net of deferred income was £11m (2024: £5.4m).
Other loan modifications
There were no other loan modifications made in 2025.
The gross carrying amount of financial assets for which the ECL allowance changed to a 12-month measurement at 31 December 2025 was £2m (2024: £6m).

Annual Report 2025	Santander UK Group Holdings plc	114

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 104 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	23,023	73	2,568	85	716	184	26,307	342
Transfers from Stage 1 to Stage 2[3]	(681)	(3)	681	3	—	—	—	—
Transfers from Stage 2 to Stage 1[3]	797	14	(797)	(14)	—	—	—	—
Transfers to Stage 3[3]	(32)	—	(291)	(12)	323	12	—	—
Transfers from Stage 3[3]	—	—	22	2	(22)	(2)	—	—
Transfers of financial instruments	84	11	(385)	(21)	301	10	—	—
Net ECL remeasurement on stage transfer[4]	—	(9)	—	12	—	44	—	47
Change in economic scenarios[2]	—	(2)	—	2	—	(1)	—	(1)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased[5]	11,687	14	207	2	6	3	11,900	19
Redemptions, repayments and assets sold[7]	(6,105)	(10)	(732)	(29)	(237)	(24)	(7,074)	(63)
Changes in risk parameters and other movements[6]	(3,756)	1	121	(7)	77	38	(3,558)	32
Assets written offs[7]	—	—	—	—	(214)	(53)	(214)	(53)
At 31 December 2025	24,933	78	1,779	44	649	201	27,361	323
Net movement in the period	1,910	5	(789)	(41)	(67)	17	1,054	(19)

ECL (release)/charge to the Income Statement		5		(41)		70		34
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		5		5
Total ECL (release)/charge to the Income Statement		5		(41)		64		28

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	22,567	76	3,965	132	745	172	27,277	380
Transfers from Stage 1 to Stage 2[3]	(1,101)	(3)	1,101	3	—	—	—	—
Transfers from Stage 2 to Stage 1[3]	781	13	(781)	(13)	—	—	—	—
Transfers to Stage 3[3]	(84)	(1)	(230)	(12)	314	13	—	—
Transfers from Stage 3[3]	24	1	121	18	(145)	(19)	—	—
Transfers of financial instruments	(380)	10	211	(4)	169	(6)	—	—
Net ECL remeasurement on stage transfer[4]	—	(9)	—	(4)	—	54	—	41
Change in economic scenarios[2]	—	(3)	—	(7)	—	(1)	—	(11)
Change to ECL models	(222)	(2)	286	(11)	(64)	12	—	(1)
New lending and assets purchased[5]	8,485	20	552	21	118	29	9,155	70
Redemptions, repayments and assets sold[7]	(5,203)	(24)	(1,149)	(29)	(254)	(42)	(6,606)	(95)
Changes in risk parameters and other movements[6]	(2,224)	5	(1,297)	(13)	82	15	(3,439)	7
Assets written off[7]	—	—	—	—	(80)	(49)	(80)	(49)
At 31 December 2024	23,023	73	2,568	85	716	184	26,307	342
Net movement in the period	456	(3)	(1,397)	(47)	(29)	12	(970)	(38)

ECL (release)/charge to the Income Statement		(3)		(47)		61		11
Less: Discount unwind		—		—		(12)		(12)
Less: Recoveries net of collection costs		—		—		5		5
Total ECL (release)/charge to the Income Statement		(3)		(47)		54		4

Annual Report 2025	Santander UK Group Holdings plc	115

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Committed exposures
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other	Total[1]
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	449	903	3,364	4,172	3,069	1,604	36	13,597
Commercial Real Estate	—	—	802	2,589	2,360	411	134	—	6,296
Social Housing	120	2,032	5,581	—	—	—	—	—	7,733
	120	2,481	7,286	5,953	6,532	3,480	1,738	36	27,626
Of which:
–Stage 1	120	2,481	7,278	5,910	6,219	2,710	444	36	25,198
–Stage 2	—	—	8	43	313	770	645	—	1,779
–Stage 3	—	—	—	—	—	—	649	—	649

2024
SME and mid corporate	—	253	723	3,170	4,295	3,013	1,589	82	13,125
Commercial Real Estate	—	—	567	1,913	2,460	620	309	—	5,869
Social Housing	13	1,983	5,868	—	—	—	—	—	7,864
	13	2,236	7,158	5,083	6,755	3,633	1,898	82	26,858
Of which:
–Stage 1	13	2,236	7,115	4,991	6,159	2,597	382	82	23,575
–Stage 2	—	—	43	92	596	1,036	800	—	2,567
–Stage 3	—	—	—	—	—	—	716	—	716
1Credit risk exposures include derivatives exposures. For invoice finance the credit risk exposures represent the full facility limit present on the credit agreement papers, a total limit before consideration of underlying collaterals and application of prepayment caps for any given point.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 31 December 2025 and 31 December 2024 this is mainly focused in the UK.
Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2025	£m	£m	£m
SME and mid corporate	572	141	431
Commercial Real Estate	77	74	3
	649	215	434

2024
SME and mid corporate	639	209	430
Commercial Real Estate	77	71	6
	716	280	436

Annual Report 2025	Santander UK Group Holdings plc	116

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level – Credit risk review.
Loan modifications
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL. (audited)

	2025	2024
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	160	232
–Net modification loss	15	5
Financial assets modified in the period (multiple forbearance):
–Amortised cost before modification	126	145
–Net modification loss	3	7

Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	10	15
We only make forbearance arrangements for lending to customers. The balances at 31 December 2025 and 31 December 2024, analysed by their staging and the forbearance we applied, were:

	2025	2024
	£m	£m
Stock[1]
–Term extension	103	102
–Interest-only	193	229
–Other payment rescheduling	381	373
	677	704
Of which:
–Stage 1	—	40
–Stage 2	218	228
–Stage 3	459	436
	677	704
Proportion of portfolio	2.5%	2.6%
1We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

Annual Report 2025	Santander UK Group Holdings plc	117

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Portfolios of particular interest – Commercial Real Estate
Introduction
Lending to some customers brings higher risk, particularly in the following areas:

Portfolio	Description
Commercial Real Estate
Lending to experienced, professional landlords mainly secured by tenanted UK property. The CRE market has seen regular cyclical downturns, and so is a portfolio of particular interest. We manage and report our CRE portfolio in Corporate & Commercial Banking.

Climate change
As the energy transition progresses, we are seeing increased appetite for cleaner energy alternatives. As a responsible lender, we aim to reallocate financial flows from fossil fuel consumption to the more sustainable options. Our admissions criteria restrict funding for direct fossil fuel related activities whilst ensuring that we continue to lend to businesses that support and facilitate the transition.
We actively monitor our current lending activities and how they contribute towards the reliance of fossil fuels. We classify lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
–Oil & Gas: Exploration, drilling, extraction and production activities derived from the combination of oil and gas, fracking, tar sands, coalbed methane and Arctic oil & gas
–Mining & Extraction: any coal mining or extraction activities
–Power Generation: clients for who coal-fired generation represents more than 10% of revenues on a consolidated basis.
At 31 December 2025, we had limited exposure to such counterparties, with these activities making up 0.2% of our Corporate & Commercial Banking lending to non-financial corporates. On an individually assessed basis, clients in these industries were highly rated and their markets remained highly liquid. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2025 and 31 December 2024.

	Customer loans	Stage 3	Stage 3 ratio	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2025	5,431	77	1.42	2	39
2024	5,211	77	1.48	9	26
LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2025 and 31 December 2024.

	2025				2024
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	2,629	5	11	1	2,822	6	7	1
>50-70%	2,228	26	45	19	1,653	6	7	—
>70-100%	34	2	17	2	42	1	1	—
> 100%	6	—	1	—	63	9	57	9
Total with collateral	4,897	33	74	22	4,580	22	72	10
With no collateral	534	6	3	1	631	4	5	2
	5,431	39	77	23	5,211	26	77	12

Annual Report 2025	Santander UK Group Holdings plc	118

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Refinancing risk
At 31 December 2025, CRE loans of £792m (2024: £725m) were due to mature within 12 months. Of these, £0.4m or 0.0% (2024: £60m or 8.3%) had an LTV ratio higher than is acceptable under our current credit policy, £0.4m of which were reported as Stage 3 (2024: £56m).
Sector analysis

Sector	2025		2024
	£m	%	£m	%
Office	1,151	21	997	19
Retail	746	14	602	12
Industrial	1,078	20	1,014	19
Residential	732	13	759	15
Mixed use	626	12	617	12
Student accommodation	156	3	166	3
Hotels and leisure	242	4	212	4
Other [1]	700	13	844	16
	5,431	100	5,211	100
1Mainly unsecured real estate and health related sectors.
2025 compared to 2024
The CRE portfolio remained well diversified across sectors, with no significant regional or single name concentration. With £4,857m (2024: £4,475m) at or below
70% LTV, the LTV profile of the portfolio remained conservative. Just over half of the secured CRE portfolio had an LTV below 50%.
We maintained a prudent lending approach with 95% of new business (2024: 99%) written at or below 60% LTV in 2025. The weighted average LTV of the portfolio was 47% (2024: 46%). Stage 3 exposures were £77m (2024: £77m).
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Rating distribution (audited)
Corporate Centre committed exposures mainly comprise Sovereign exposures and Structured Products (High Quality Liquid Assets, mainly Asset Backed
Securities and covered bonds) managed as part of our Eligible Liquidity Pool. These are low risk, high quality, investment grade exposures, the majority with a credit rating of 8 or 9 according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section).
Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level – Credit risk review.
Loan modifications (audited)
There were no loan modifications made in 2025 and 2024.

Annual Report 2025	Santander UK Group Holdings plc	119

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Liquidity risk

Overview
Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at high cost.
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
Key metrics LCR of 166% (2024: 156%) LCR eligible liquidity pool of £51.0bn (2024: £47.8bn) NSFR of 135% (2024: 136%) Wholesale funding with maturity <1 year £13.4bn (2024: £19.7bn)

OUR KEY LIQUIDITY RISKS (audited)
Through our Liquidity Risk Appetite (LRA) framework, we manage our market liquidity risks, funding or structural liquidity risk and contingent liquidity risk, wherever they arise. This can be in retail and corporate deposit outflows, outflows in wholesale secured and unsecured funding and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
Our main sources of liquidity
Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates, pensions and investment funds. We access the wholesale funding markets by issuing capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 25 and 29 to the Consolidated Financial
Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK
Government funding schemes as well as the Bank of England's lending facilities. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we consolidate, manage and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.
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
We transfer liquidity risks from the securities Santander UK Group Holdings plc issues, or the contracts it executes, into our subsidiaries largely through back-to-
back transactions. We fund any mismatches, if needed, by ordinary share dividends from subsidiaries.
Risk appetite
We have separate LRAs for the Santander UK plc group and SFS. These are appropriate to their individual business models and consistent with the strategy of
Santander UK Group Holdings plc.
Our LRA is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed regulatory rules. In line with our liquidity management principles, we avoid over-reliance on funding from a single product, customer or counterparty. We also maintain enough unencumbered customer assets to support current and future funding and collateral requirements and maintain enough capacity to monetise liquid assets and other counterbalancing capacity on a timely basis.
Our LRA is proposed to the Risk division and the Board, and approved under advice from the Board Risk Committee. Our LRA, in the context of our overall Risk
Appetite, is reviewed and approved by the Board each year, or more often if needed.

Annual Report 2025	Santander UK Group Holdings plc	120

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk measurement
We use a number of metrics to manage liquidity risk. These include market and internal Early Warning Indicators (EWIs) that include qualitative and quantitative measures such as outflows in retail and corporate deposits, funding concentration metrics, LCR and LRA metrics. They also include structural metrics, such as our level of encumbered assets and our Net Stable Funding Ratio (NSFR).
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
We also run climate change stresses. These include severe physical risks which result in a reduction in retail deposits, increased use of corporate lending facilities and an increase in mortgage defaults, and a scenario where there is disorderly transition to net zero, resulting in supply shocks and data transparency concerns.
We also run a technological stress, in which disruptions to the traditional banking system due to digital innovations and adverse social media coverage could lead to a banking crisis and outflows of retail and corporate deposits.
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
The Board recognises that, as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios. The Board requires us to hold enough liquidity to make sure we will survive three plausible but severe stress scenarios (our LRA stress test, described above). We do this by maintaining a prudent balance sheet structure and approved liquid resources.
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
of resolution.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the BRC.

Annual Report 2025	Santander UK Group Holdings plc	121

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 31 December 2025 and 31 December 2024.

	2025	2024
LCR	£bn	£bn
Eligible liquidity pool (liquidity value)[1]	50.4	47.2
Net stress outflows	(30.3)	(30.2)
Surplus	20.1	17.0
Eligible liquidity pool as a percentage of anticipated net cash flows	166%	156%
1The liquidity value is calculated by applying an applicable haircut to the carrying value.
LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2025 and 31 December 2024. It also shows the weighted average carrying value in the year.

	Carrying value						Weighted average carrying value in the year
	2025			2024			2025	2024
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	31.7	—	31.7	32.2	—	32.2	32.0	33.6
Government bonds	15.1	0.4	15.5	10.4	0.9	11.3	15.3	14.0
Supranational bonds and multilateral development banks	0.3	—	0.3	0.4	—	0.4	0.4	0.2
Covered bonds	1.1	1.6	2.7	1.4	1.7	3.1	3.0	2.9
Asset-backed securities	—	0.8	0.8	—	0.8	0.8	0.8	0.8
	48.2	2.8	51.0	44.4	3.4	47.8	51.5	51.5
We hedge term duration in the LCR eligible liquidity pool with swaps. We use swaps to offset mark to market movements due to interest rate changes.
Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2025 and 31 December 2024. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2025	2.9	0.6	46.0	1.5	51.0
2024	1.2	1.2	44.2	1.2	47.8
Net Stable Funding Ratio (NSFR)

	2025	2024
	%	%
NSFR	135	136
2025 compared to 2024
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 31 December 2025, the LCR and NSFR significantly exceeded regulatory requirements. LCR of 166% (Dec-24: 156%)
increased largely due to a reduction in the customer funding gap in 2025.
Our Eligible Liquidity Pool includes a portfolio of longer-dated UK Gilts to support ongoing HQLA requirements, with a notional value at 31 December 2025 was
£3.6bn (2024: £3.0bn). We account for them on a 'Hold-To-Collect-Cash-flows' basis.

Annual Report 2025	Santander UK Group Holdings plc	122

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. At 31 December 2025, 90% of our total core retail customer liabilities were covered by the Financial Services Compensation Scheme (the FSCS).
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
We also access the wholesale markets through securitisations of certain assets of our operating subsidiaries. We also have access to UK Government funding schemes. Eligible collateral for these schemes includes all collateral that is eligible in the Bank of England’s Discount Window Facility. We ensure that sufficient collateral is pre-positioned at the Bank of England to access additional liquidity in periods of stress.
Issuance model and resolution
The Banco Santander group has a Multiple Point of Entry (MPE) preferred resolution strategy. This means that the global group is split into multiple 'resolution groups', each of which could be resolved independently by relevant resolution authorities. The resolution or recapitalisation of distressed parts of the global group is likely to be affected via ‘bail in’ of capital and eligible liability instruments, including any bonds that may have been issued to the market by the intermediate parent entities heading up each of the different 'resolution groups'.
Santander UK Group Holdings plc and its direct and indirect subsidiaries (i.e. Santander UK), represent the UK resolution group. The preferred resolution strategy for the UK resolution group is a single point of entry bail-in at the level of Santander UK Group Holdings plc. This means that resolution would work downwards from the UK group’s holding company i.e. Santander UK Group Holdings plc. Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company meets the statutory conditions for entry into resolution it will be put into resolution. The ‘bail in’ tool will be applied to the holding company, with equity being written off and bonds written off or converted into equity as needed to recapitalise the UK resolution group. Any bondholders whose instruments are converted into equity would become the new owners of the resolved UK group.
Santander UK Group Holdings plc is the immediate holding company of Santander UK plc but does not guarantee its debts or other obligations. This structure is a Bank of England recommended configuration which aims to ensure the activities of the operating company are not disrupted as the Santander UK group goes through resolution, thereby maintaining continuity of services for customers.

Annual Report 2025	Santander UK Group Holdings plc	123

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our LRA and regulatory liquidity and capital requirements.
Wholesale funding
Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2025 and 31 December 2024.

		Balance sheet line item
	Funding analysis	Deposits by banks[1]	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments and non- controlling interests[2]
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	0.6	0.6	—	—	—	—	—
Certificates of deposit and commercial paper	4.1	—	—	—	4.1	—	—
Senior unsecured	14.5	—	—	0.5	14.0	—	—
Covered bonds	18.9	—	—	—	18.9	—	—
Securitisation and structured issuance	6.7	—	—	—	6.7	—	—
Of which:
- RMBS and ABS	5.6	—	—	—	5.6	—	—
TFSME	3.9	3.9	—	—	—	—	—
Subordinated liabilities and equity	4.0	—	—	—	—	1.9	2.1
Total wholesale funding	52.7	4.5	—	0.5	43.7	1.9	2.1
Repos	9.0	—	9.0	—	—	—	—
Foreign exchange and hedge accounting	(1.0)	—	—	—	(1.0)	—	—
Other	3.3	2.2	—	0.8	0.2	0.1	—
Balance sheet total	64.0	6.7	9.0	1.3	42.9	2.0	2.1

2024
Deposits by banks	1.4	1.4	—	—	—	—	—
Certificates of deposit and commercial paper	4.5	—	—	—	4.5	—	—
Senior unsecured	12.4	—	—	0.4	12.0	—	—
Covered bonds	17.4	—	—	—	17.4	—	—
Securitisation and structured issuance	5.1	—	—	—	5.1	—	—
Of which:
- RMBS and ABS	3.9	—	—	—	3.9	—	—
TFSME	11.0	11.0	—	—	—	—	—
Subordinated liabilities and equity	4.3	—	—	—	—	2.2	2.1
Total wholesale funding	56.1	12.4	—	0.4	39.0	2.2	2.1
Repos	8.6	—	8.6	—	—	—	—
Foreign exchange and hedge accounting	(0.4)	—	—	—	(0.6)	0.2	—
Other	1.5	1.6	—	0.7	(0.8)	—	—
Balance sheet total	65.8	14.0	8.6	1.1	37.6	2.4	2.1
1Consists of Perpetual Capital Securities (net of issuance costs). See Note 32 to the Consolidated Financial Statements.
2Other consists of items in the course of transmission and other deposits. See Note 21 to the Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	124

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 38 to the Consolidated Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc[1]
Senior unsecured	0.5	—	0.8	—	0.8	2.1	2.2	5.7	1.2	11.2
Subordinated liabilities and equity (incl. AT1)	—	0.4	—	—	—	0.4	0.8	2.0	0.1	3.3
	0.5	0.4	0.8	—	0.8	2.5	3.0	7.7	1.3	14.5
Santander UK plc
Deposits by banks	—	—	—	0.4	0.2	0.6	—	—	—	0.6
Certificates of deposit and commercial paper	0.5	3.1	0.5	—	—	4.1	—	—	—	4.1
Senior unsecured	—	—			0.1	0.1	0.7	2.3	0.2	3.3
Covered bonds	—	2.8	0.8	0.2	0.1	3.9	6.2	7.2	1.6	18.9
Securitisation & structured issuance[2]	—	0.5	0.7	0.2	0.2	1.6	1.5	3.0	—	6.1
Of which:
–RMBS and ABS	—		0.1	0.2	0.2	0.5	1.5	3.0	—	5.0
TFSME	—	—	—	—	—	—	2.5	—	1.4	3.9
Subordinated liabilities	—	—	—	—	—	—	—	0.2	0.5	0.7
	0.5	6.4	2.0	0.8	0.6	10.3	10.9	12.7	3.7	37.6
Other group entities
Securitisation & structured issuance[3]	—	—	0.6	—	—	0.6	—	—	—	0.6

Total at 31 December 2025	1.0	6.8	3.4	0.8	1.4	13.4	13.9	20.4	5.0	52.7
Of which:
–Secured	—	3.2	2.1	0.4	0.4	6.1	10.1	10.3	3.0	29.5
–Unsecured	1.0	3.6	1.3	0.4	1.0	7.3	3.8	10.1	2.0	23.2

2024
Total at 31 December 2024	3.3	4.8	1.9	1.2	8.5	19.7	9.3	22.0	5.1	56.1
Of which:
–Secured	0.9	0.5	1.3	0.2	7.2	10.1	6.8	14.1	2.5	33.5
–Unsecured	2.4	4.3	0.6	1.0	1.3	9.6	2.5	7.9	2.6	22.6
1 99% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
2Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
3Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Annual Report 2025	Santander UK Group Holdings plc	125

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2025 and 31 December 2024.

	2025				2024
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Santander UK Group Holdings plc
Senior unsecured	20	67	11	2	26	61	12	1
Subordinated liabilities and equity (incl. AT1)	95	5	—	—	89	11	—	—
	37	53	9	1	44	47	9	—
Santander UK plc
Deposits by banks	1	97	1	1	1	97	2	—
Certificates of deposit and commercial paper	36	64	—	—	24	67	8	1
Senior unsecured	31	—	69	—	80	—	20	—
Covered bonds	49	8	39	4	48	9	40	3
Securitisation & structured issuance	100	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	77	23	—	—	76	24	—	—
	60	13	25	2	65	15	18	2
Other group entities
Securitisation & structured issuance	100	—	—	—	100	—	—	—

Total	55	24	20	1	60	23	16	1

Term issuance (audited)
In 2025, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2025	Total 2024
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured	—	3.0	—	—	3.0	0.8
Subordinated debt and equity (inc. AT1)	0.5	—	—	—	0.5	0.4
	0.5	3.0	—	—	3.5	1.2
Santander UK plc
Securitisations and other secured funding	1.7	—	—	—	1.7	1.2
Of which:
–RMBS and ABS	1.7	—	—	—	1.7	1.2
Covered bonds	1.0	—	1.7	—	2.7	5.9
Senior unsecured[1]	0.3	—	1.7	—	2.0	0.1
	3.0	—	3.4	—	6.4	7.2
Other group entities
Securitisations	0.6	—	—	—	0.6	—
Total gross issuances	4.1	3.0	3.4	—	10.5	8.4
1 Credit linked notes are not included in the Term issuance table. As a result, 2024 has been restated to exclude £0.4bn of CLN issuance.
2025 compared to 2024
Our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. We have stable and diversified wholesale funding programmes.
We issued 10.5bn Sterling equivalent term issuance in 2025, including Covered Bond, RMBS, AT1 and Senior Unsecured issuances. We repaid £7.1bn in
TFSME in 2025, with an outstanding balance of £3.9bn at 31 December 2025, of which £2.5bn is due for repayment in 2027 and £1.4bn is due in 2031. We expect to issue £8.0 to 12.0bn of term issuance in 2026, including the £1.25bn equivalent issued in January 2026.
At 31 December 2025, 75% (2024: 65%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 32 months (2024: 37 months).

Annual Report 2025	Santander UK Group Holdings plc	126

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Loan to deposit ratio
This table shows our customer loans, customer deposits and loan to deposit ratio (LDR) at 31 December 2025 and 31 December 2024, and the adjustments to reconcile the data to the balance sheet.

	2025			2024
	Customer loans	Customer deposits	LDR[2]	Customer loans	Customer deposits	LDR[2]
	£bn	£bn	%	£bn	£bn	%
Total customer loans and deposits[1]	200.6	190.2	105%	197.9	183.4	108%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	5.4	2.1		5.0	2.4
Statutory loans and advances to customers and deposits by customers	206.0	192.3	107%	202.9	185.8	109%
1The customer loans and customer deposits numbers agree to the customer balances in the Summarised segmental balance sheet in our Financial Overview on the year.
2Customer loans (Loans and advances to customers) divided by Customer deposits (Deposits by customers).
2025 compared to 2024
LDR of 105% (Dec-24: 108%), with higher customer loans and customer deposits, and an improved customer funding gap.
Encumbrance
We encumber an asset if we pledge or transfer it as collateral against a liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce funding needs. Being able to pledge or transfer assets as collateral is a key part of a bank’s operations. The main ways we encumber assets are that we: enter into securitisation, covered bonds, and repurchase agreements to access medium and long-term funding; enter into short-term funding transactions (including repurchase agreements and stock borrowing) as part of our liquidity management; pledge collateral as part of participating in payment and settlement systems; access Central Bank facilities; and post collateral as part of derivatives activity. We control levels of encumbrance by setting a minimum level of unencumbered assets after we factor in our funding plans, whether we can use our assets for our future collateral needs, the impact of a stress and our current encumbrance level.
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
on these programmes, see Notes 14 and 25 to the Consolidated Financial Statements.
On-balance sheet encumbered assets (audited)

	Encumbered with counterparties other than central banks				Assets positioned at central banks[3]
	Covered bonds	Securitisations	Other	Total
2025	£m	£m	£m	£m	£m
Cash and balances at central banks[1,2]	—	—	1,440	1,440	—
Loans and advances to customers	27,428	9,038	101	36,567	41,857
Loans and advances to banks	—	—	248	248	—
Other financial assets at amortised cost	—	—	1,282	1,282	—
Financial assets at fair value through other comprehensive income	—	—	2,349	2,349	551
Total assets	27,428	9,038	5,420	41,886	42,408

2024
Cash and balances at central banks[1,2]	—	—	1,580	1,580	—
Loans and advances to customers	25,695	7,026	68	32,789	49,888
Loans and advances to banks	—	—	139	139	—
Other financial assets at amortised cost	—	—	1,529	1,529	—
Financial assets at fair value through other comprehensive income	—	—	3,920	3,920	584
Total assets	25,695	7,026	7,236	39,957	50,472
1Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
2Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
3Comprises pre-positioned assets and encumbered assets.

Annual Report 2025	Santander UK Group Holdings plc	127

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics CET1 capital ratio of 15.7% (2024: 14.8%) Total qualifying regulatory capital of £14.6bn (2024: £13.9bn) UK leverage ratio (T1 capital) of 5.1% (2024: 4.9%)

Regulatory supervision
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
–A very severe economic stress, which we expect once in 100 years, designed to test any specific weaknesses of our business model, we should meet all regulatory capital minimums at all times. This is subject to using regulatory buffers designed to absorb losses in such a stress.
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
Stress testing
Each year we create a capital plan, as part of our ICAAP. We share our ICAAP with the PRA. The PRA then tells us how much capital (Pillar 2), and of what quality, it thinks we should hold on top of our Pillar 1 requirements and buffer levels. We also develop a series of economic scenarios to stress test our capital needs and confirm that we have enough regulatory capital to meet our projected and stressed capital needs and to meet our obligations as they fall due.
Our CISA was developed to understand the impact of climate change on our business. We invested in a strategic solution which delivers the capability to run long-
term horizon multi-scenario assessments which reflect a range of climate outcomes. These outcomes cover shorter and longer-term horizons and reflect physical and transition risks. The CISA outputs are used in our ICAAP exercises for climate risk and help us prioritise our actions for the next five years.
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

Annual Report 2025	Santander UK Group Holdings plc	128

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Capital support arrangements
At 31 December 2025, Santander UK Group Holdings plc and Santander Financial Services plc, the regulated entities, and Santander Equity Investments Limited were party to a capital support deed dated 3 December 2024 which was effective from 3 December 2024 (the Non-RFB Sub-Group Capital Support Deed). These
parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 3 December 2027. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-
weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the Non-RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-
regulated entities to any of the regulated entities in the event that one of the regulated entities breached or was at risk of breaching its capital resources or risk concentrations requirements.
Risk monitoring and reporting
We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Each quarter, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital headroom.
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
Bank of England stress testing
The results of the latest Bank of England stress test were released on 2 December 2025. As a result of the exercise, the Bank of England did not require
Santander UK to undertake any capital actions. The CET1 capital ratio of 10.3% at the lowest point of the stress scenario post-management actions is well above the minimum requirement of 6.9%. The ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with UK CRR and the PRA Rulebook. Additionally, the UK leverage ratio at the low-point of 3.9% with strategic management actions is above the minimum required rate of
3.25%. The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves.
Key capital ratios

	2025	2024
	%	%
CET1 capital ratio	15.7	14.8
AT1	3.1	3.2
Tier 2	2.5	2.9
Total capital ratio	21.3	20.9

Total subordination available to Santander UK plc senior unsecured bondholders as a % of RWAs	21.3	21.0
Return on assets - profit after tax divided by average total assets	0.40	0.34
Movement in CET1 capital ratio

%
1 January 2025	14.8
Profit	1.7
Expected loss less provisions and pension	(0.2)
RWAs	(0.4)
AT1 coupons	(0.2)
Ordinary dividends	—
31 December 2025	15.7
2025 compared to 2024
CET1 capital ratio increased to 15.7% due to ongoing organic capital generation and a no-dividend decision for 2025, partially offset by higher RWAs. In anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), in Aug-25 the Board passed a resolution to cancel the dividends that were accrued in the CET1 capital ratio calculations at Jun-25.

Annual Report 2025	Santander UK Group Holdings plc	129

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Structural hedge evolution
At 31 December 2025, Santander UK plc's structural hedge position decreased to £103bn (2024: £110bn), with an average duration of 2.3 years (2024: 2.4 years). Our structural hedge position keeps us well positioned for further Bank Rate reductions.
Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2025	2024
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
- Retained earnings	6,159	5,258
- Accumulated other reserves	206	(325)
CET1 capital before regulatory adjustments	13,425	11,993
CET1 regulatory adjustments:
- Additional value adjustments (unaudited)	(13)	(14)
- Goodwill (net of tax)	(1,118)	(1,129)
- Other intangibles	(312)	(340)
– Fair value reserves related to gains or losses on cash flow hedges[1]	(211)	311
- Negative amounts resulting from the calculation of regulatory expected loss amounts (unaudited)	(681)	(658)
- Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	2	1
- Defined benefit pension fund assets	(378)	(316)
- Dividend accrual	(3)	(3)
- IFRS 9 Transitional Adjustment (unaudited)	0	12
CET1 capital	10,711	9,857
AT1 capital instruments:
- Capital instruments	2,100	2,100
AT1 capital	2,100	2,100
Tier 1 capital	12,811	11,957
Tier 2 capital instruments:
- Capital instruments	1,855	2,203
- Amount of qualifying items subject to phase out from Tier 2	0	182
-Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation and repurchases	(82)	(401)
Tier 2 capital	1,773	1,984
Total capital[2]	14,584	13,941
1Amount includes £nil (2024: £0.6m) for cashflow hedge reserves at FVOCI.
2Capital resources include a transitional IFRS 9 benefit at 31 December 2025 of £nil (2024: £12.2m).
Movements in regulatory capital

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2025	9,857	2,100	1,984	13,941
- Retained earnings	901	—	—	901
- Other reserves	531	—	—	531
- Additional value adjustments (unaudited)	1	—	—	1
- Goodwill (net of tax)	11	—	—	11
- Other intangibles	28	—	—	28
- Fair value reserves related to gains or losses on cash flow hedges	(522)	—	—	(522)
- Negative amounts resulting from the calculation of regulatory expected loss amounts (unaudited)	(23)	—	—	(23)
- Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	1	—	—	1
- Defined benefit pension fund assets	(62)	—	—	(62)
- IFRS 9 Transitional Adjustment (unaudited)	(12)	—	—	(12)
- Capital instruments	—	—	(348)	(348)
- Amount of qualifying items subject to phase out from Tier 2	—	—	(182)	(182)
- Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation and repurchases	—	—	319	319
At 31 December 2025	10,711	2,100	1,773	14,584
CET1, AT1 and Tier 2 regulatory adjustments
These are adjustments required by CRD IV.
AT1 capital
All of the Fixed Rate Reset Perpetual AT1 Capital Securities fully meet the CRD IV AT1 capital rules.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments under CRD IV.

Annual Report 2025	Santander UK Group Holdings plc	130

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

MREL recapitalisation
At 31 December 2025, we had outstanding £10.6bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains consistent with our latest Total Capital Requirement (TCR) and exchange rates at 31 December 2025. Santander UK Group Holdings plc's indicative MREL requirements, including combined buffer requirements, are circa
£20.0bn from 31 December 2025.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group
Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.
Headroom of our CET1 capital ratio to our current MDA trigger level
At 31 December 2025, the headroom of our CET1 capital ratio of 15.7% to our 7% AT1 permanent write down (PWD) securities trigger was 8.7% of total RWAs or
£5.9bn (2024: 7.8% of total RWAs or £5.2bn).

Regulatory headroom	CET1 capital		UK leverage		Total capital		MREL
	£bn	%	£bn	%	£bn	%	£bn	%
Dec-25 position	10.7	15.7	12.8	5.1	14.6	21.3	24.7	36.1
Minimum requirement	7.8	11.4	10.0	4.0	11.5	16.8	20.0	29.4
Distance to MDA / excess	2.9	4.3	2.8	1.1	3.1	4.5	4.7	6.7

Dec-24 position	9.9	14.8	11.8	4.9	13.9	20.9	24.1	36.3
Minimum requirement	7.5	11.2	9.6	4.0	11.0	16.5	19.3	29.0
Distance to MDA / excess	2.4	3.6	2.2	0.9	2.9	4.4	4.8	7.3
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 31 December 2025 was:

Minimum requirement breakdown (%)	31 December 2025				31 December 2024
	CET1 capital	UK leverage	Total capital	MREL	CET1 capital	UK leverage	Total capital	MREL
Pillar 1	4.5	—	8.0	—	4.5	—	8.0	—
Pillar 2A	2.4	—	4.3	—	2.3	—	4.1	—
Capital conservation buffer	2.5	—	2.5	2.5	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0	1.9	0.7	1.9	1.9
Base leverage	—	3.3	—	—	—	3.3	—	—
Leverage (6.75% leverage)	—	—	—	24.9	—	—	—	24.6
Minimum Requirement	11.4	4.0	16.8	29.4	11.2	4.0	16.5	29.0
Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on Santander UK Group Holdings plc requirements and exclude a 1.0%
RFB systemic buffer and a 0.35% additional leverage ratio buffer.
Risk-weighted assets
The tables below are consistent with our regulatory filings for 31 December 2025 and 31 December 2024.

	2025	2024
RWAs by risk	£bn	£bn
Credit risk	59.7	57.9
Counterparty risk	0.6	0.6
Market risk	0.2	0.2
Operational risk	7.8	7.9
	68.3	66.6

	2025	2024
RWAs by segment	£bn	£bn
Retail & Business Banking	43.4	42.0
– Mortgages	32.8	31.8
– Everyday Banking	10.6	10.2
Consumer Finance	7.8	7.2
Corporate & Commercial Banking	12.4	13.0
Corporate Centre	4.7	4.4
	68.3	66.6

Annual Report 2025	Santander UK Group Holdings plc	131

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Credit/ counterparty risk	Market risk	Operational risk	Total
Movements in RWAs by risk	£bn	£bn	£bn	£bn
At 1 January 2025	58.5	0.2	7.9	66.6
Asset size	3.2	—	(0.1)	3.1
Asset quality	0.2	—	—	0.2
Model updates	0.5	—	—	0.5
Other	(2.1)	—	—	(2.1)
At 31 December 2025	60.3	0.2	7.8	68.3
Regulatory leverage

	2025	2024
	£m	£m
Regulatory exposure	251,659	242,403
End-point Tier 1 capital[1]	12,756	11,827
UK leverage ratio	5.1%	4.9%
BBLS lending excluded from leverage exposure	(672)	(1,188)
1Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	2025	2024
	£m	£m
Total assets per the Consolidated Balance Sheet	273,948	267,076
Derivatives netting and potential future exposure	285	(199)
Securities financing current exposure add-on	541	624
Removal of IFRS netting	588	672
Removal of qualifying central bank claims	(33,271)	(34,255)
Commitments calculated in accordance with Basel Committee Leverage Framework	9,288	8,586
CET1 regulatory adjustments	280	(101)
	251,659	242,403
The adjustments are:
–Derivatives netting and potential future exposure: where a qualifying netting agreement is in place netting is allowed for leverage purposes. This is partially offset by including the Potential Future Exposure (PFE) we use to calculate EADs
–Securities financing current exposure add-on: we include an add-on for securities financing transactions to show current exposure for leverage purposes
–Removal of IFRS netting: where netting of assets and liabilities is allowed under IFRS, but not under the Basel rules, we remove it for leverage purposes
–Removal of qualifying central banks claims: permitted under PRA Rulebook
–Commitments calculated in accordance with Basel Committee Leverage Framework: we add the gross value of off-balance sheet commitments for leverage purposes after we apply regulatory credit conversion factors
–CET1 regulatory adjustments: where we have deducted assets from CET1, they can be deducted for leverage purposes.
2025 compared to 2024
The UK leverage exposure increased to £251.7bn (2024: £242.4bn), as a result of active balance sheet management.
Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under
CRD IV at 31 December 2025 and 31 December 2024, and movements in the period, were as follows:

	2025	2024
	£m	£m
At 1 January	4,320	4,315
Dividends approved:
–AT1 Capital Securities	(142)	(139)
–Tax on above item	27	26
–Ordinary shares	—	(1,295)
Dividends receivable:
–Investment in AT1 Capital Securities	137	129
–Tax on above item	(26)	(24)
–Investment in ordinary shares of subsidiary	38	1,317
Other income statement items (Company)	(9)	(9)
At period end	4,345	4,320

Annual Report 2025	Santander UK Group Holdings plc	132

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Market risk

Overview
Market risk comprises non-traded market risk and traded market risk.
Non-traded market risk is the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through a change to revenues, assets, liabilities, and off-balance sheet exposures in the non-trading book.
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book. We have no significant traded market risk exposure.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks, including our structural hedge, and discuss our key market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was £284m
and to ‑100bps was £(198)m (2024: £166m and £(200)m).
Economic Value of Equity (EVE) sensitivity to +100bps
was £(450)m and to ‑100bps was £539m (2024: £(502)m
and £429m).

Balance sheet allocation by market risk classification (audited)
We classify all assets and liabilities exposed to market risk as non-traded market risk, except for specific portfolios that must be classified as trading books for regulatory purposes (such as portfolios involving the sale of derivatives or derivative-based products to clients). Some assets are also measured at fair value for accounting reasons, such as those held in the eligible liquidity pool. For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. For more, see Note 11 to the Consolidated Financial Statements.
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (audited)
Non-traded market risk mainly arises from providing banking products and services to our customers, as well as our structural balance sheet exposures. The risk arises in all our business segments. In Retail & Business Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre for central management. The only types of non-traded market risks we retain in these business areas relate to short-term mismatches caused by forecasting variances such as prepayment risk and launch risk. These occur when customers repay their loans earlier than expected, or when the actual take-up of new products differs from projections. Corporate Centre also manages our structural balance sheet exposures, including interest rate risk, foreign exchange and Income Statement volatility risk. Interest rate risk includes margin compression risk, which is a Top risk for Santander UK particularly in a falling rate environment where we are unable to reprice our deposits as quickly as mortgage assets.
Our non-traded market risk categories are:

Category	Description
Interest rate risk
Interest rate risk mainly consists of yield curve risk, which arises from timing mismatches in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments. It also includes margin compression risk, which arises when we are unable to reprice our deposits in line with our assets.

Spread risk
Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or through profit and loss) is affected by changes in the credit spreads. These spreads represent the difference between the discount rate used to value the asset or liability, and the corresponding underlying interest rate curve.

Foreign exchange risk
Our banking business is mainly conducted in sterling, so we have limited exposure to foreign exchange risk. Where exposure does arise from activities such as raising money in foreign currencies and holding high quality foreign currency bonds in the eligible liquidity pool, we buy or sell relevant currencies and use derivatives to manage the exposure to within low limits. For more on this, see ‘Wholesale Funding’ in the
‘Liquidity Risk’ section.

Income statement volatility risk
Most of the assets and liabilities in our banking book are measured at amortised cost. However, we sometimes use derivatives to manage their risk profiles. As all derivatives are accounted for at fair value, differences in their accounting treatment can create volatility in the Income
Statement, even when the derivative serves as an economic hedge of the underlying asset or liability.

NON-TRADED MARKET RISK MANAGEMENT
Risk appetite
Our Structural and Market Risk framework sets out our high-level arrangements and standards for managing, controlling and overseeing non-traded market risk
(also known as structural risk), and is part of our overall Risk Framework. Our Risk Appetite defines the controls, risk limits and key risk metrics used to control non-traded market risk. We express our risk appetite by the income and value sensitivity limits we set at both Santander UK and Banco Santander group levels.
Risk measurement
We mainly measure our exposures through NII and EVE sensitivity metrics, supported by VaR risk measures and stress testing. We regularly review our risk metrics, models and underlying assumptions to ensure they continue to reflect the risks inherent in the current rate environment and meet regulatory expectations.
NII and EVE sensitivities (audited)
The calculations for NII and EVE sensitivities to interest rate movements involve many assumptions, including expected customer behaviour (such as early repayment of loans) and the projected evolution and repricing of our balance sheet. These assumptions are a key part of our overall control framework, so we update and review them regularly.

Annual Report 2025	Santander UK Group Holdings plc	133

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our NII and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

Net Interest Income (NII) sensitivity
–NII sensitivity is an income-based measure used to forecast the changes to interest income and interest expense under different rate scenarios. It shows the combined impact on net interest income over a given period – typically 12 or 36 months.

–We calculate NII sensitivity as the change in NII for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

EVE sensitivity
–EVE sensitivity measures the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel and non-parallel yield curve shifts.

The limitations of sensitivities
We use sensitivity metrics to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves. The advantage of using standard parallel shifts is that they provide a consistent and comparable view of our market risk exposure. We also run non-parallel stress tests, to calculate the impact of other scenarios over different time horizons.
Value at Risk (VaR) (audited)

VaR
–VaR estimates possible losses from market changes under normal (non-stressed) conditions.
–We use a historical simulation approach based on two years of historical daily price movements, and reported at a 99% confidence level.
The limitations of VaR
VaR is a standard risk measure, but it has limitations including:
–It assumes that historical data provides a reliable indicator of future outcomes.
–It uses end of day positions and may miss potentially higher risks arising during the day.
–It does not capture the losses on the 1% of days beyond the 99% confidence interval).
–It considers one day price movements which is reasonable for our business but does not cover positions that we could not sell or hedge quickly, or products whose prices cannot be observed.
Back-testing – comparing VaR estimates with actual profit and loss
We regularly compare VaR estimates with actual profit and loss results to confirm the accuracy of our models. If discrepancies arise, we investigate and adjust the models as necessary.
Stress testing
Stress testing is an essential part of our risk management approach. It helps us to measure the potential impact of more extreme but plausible events and market movements. Limits are set to reflect our risk appetite and are expressed relative to the loss given a stress event, thereby restricting how much risk we take.
Stress testing scenarios
Simple stress tests such as parallel yield curve shifts provide a clear and consistent view of risk and serve as a benchmark for setting limits. More complex stresses such as multi-factor and multi-time period scenarios help us to assess our exposure to specific potential events and can test outcomes that we might not capture through parallel stresses or VaR-type measures. We use stress tests to estimate losses in extreme market events beyond the confidence level used in
VaR models.
We can adapt our stress tests to reflect concerns such as climate change risk, other macroeconomic and geopolitical events or changing market conditions. We run individual business area stresses and Santander UK-wide scenarios.
Other ways of measuring risk
As well as using sensitivities and stress tests, we can measure non-traded market risk using net notional positions to provide a simple view of our exposure.
However we would generally need to combine with other risk measures to cover all aspects of a risk profile, such as projected changes over time. Other metrics we can use include Earnings at Risk (EaR) which is similar to VaR but focuses on changes in income rather than value.
Risk mitigation (audited)
Our largest residual interest rate risk exposure arises from structural deposit balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity). We manage the risk, including margin compression risk, through Santander UK plc’s structural hedge which is designed to stabilise the NII on these balances. The structural hedge is achieved by investing these balances in a rolling portfolio of fixed rate assets or receive fixed pay variable interest rate swaps. By locking in fixed returns for defined periods, the structural hedge secures a portion of future NII and helps smooth the impact of interest rate changes on overall performance. The notional and duration of the structural hedge is reviewed regularly by ALCO.
We hedge the interest rate risk of the securities we hold for liquidity and investment purposes using interest rate swaps. We retain spread exposures, and these are the key drivers of the VaR and stress tests used to assess the risk of the portfolio. We mitigate Income Statement volatility mainly through hedge accounting and measure hedge accounting ineffectiveness using VaR, monitored against a trigger and reported monthly. For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements.
We hedge our foreign currency funding positions back to sterling, so residual foreign exchange positions tend to be minimal. These exposures could be, for example, to ‘spot’ foreign exchange rates or to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers.
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

Annual Report 2025	Santander UK Group Holdings plc	134

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve at
31 December 2025 and 31 December 2024. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	2025		2024
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity (audited)[1]	284	(198)	166	(200)
EVE sensitivity	(450)	539	(502)	429
1Based on modelling assumptions of repricing behaviour.
Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2025	£m	£m	£m	£m	£m	£m	£m
Assets	101,566	51,487	93,525	25,028	10,776	15,566	297,948
Liabilities	114,537	51,715	57,738	42,813	3,282	25,927	296,012
Off-balance sheet	2,577	10,605	(24,107)	12,780	(3,791)	—	(1,936)
Net gap	(10,394)	10,377	11,680	(5,005)	3,703	(10,361)	—

2024
Assets	97,727	52,118	94,733	22,287	8,417	15,199	290,481
Liabilities	114,318	52,147	53,870	44,665	2,081	24,238	291,319
Off-balance sheet	3,803	2,772	(19,629)	15,797	(1,905)	—	838
Net gap	(12,788)	2,743	21,234	(6,581)	4,431	(9,039)	—
Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2025	2024
	£m	£m
VaR[1]	5	5
Stressed Loss[2]	76	110
11 Day, 95%, Confidence interval. 520 Day Series.
2Measured as the worst loss from internal stress scenario suite.
We regularly review our risk models and metrics including the scenarios and underlying modelling assumptions we use, to ensure they continue to reflect the risks in the current economic environment, and incorporate regulatory expectations.
2025 compared to 2024
In 2025, we continued to actively manage our structural hedge in order to manage interest rate risk. Our structural hedge position decreased to £103bn at 31
December 2025 (31 December 2024: £110bn), with an average duration of 2.3 years (31 December 2024: 2.4 years). Our structural hedge position keeps us well positioned for further Bank Rate reductions.
NII sensitivity is adversely exposed to down-shock scenarios, driven by margin compression of deposits, partially offset by the structural position. A marginal reduction in the structural position protection since 2024 improved the up-shock scenario and worsened the down-shock scenario. However the down shock NII sensitivity has benefited over the year from future repricing expectations.
EVE sensitivity reflects the potential impact on economic value due to the structural mismatch of assets and non-rate sensitive liabilities (excluding equity) over the longer term. EVE excludes equity as a source of non-rate sensitive funding; as equity is invested into the structural position, the metric typically reflects an adverse exposure to rising rate scenarios. The exposure reduced in 2025 due to the marginal reduction in structural position protection.
TRADED MARKET RISK
We have no significant traded market risk exposure. The small risk we have is from providing permitted financial services to permitted customers in our main Ring-
Fenced Bank, Santander UK plc.
Traded market risk can reduce our net income from movements in interest rates, credit spreads, and foreign exchange rates.
Santander UK plc has two trading desks. The Link Desk transacts derivatives with our corporate clients. The Structured Products Group (SPG) sells investments mainly to retail investors, through our UK branches and other channels. We hedge risks from customer trades, mostly with Banco Santander SA. We calculate market risk capital using standard rules.
The Internal VaR for exposure to traded market risk at 31 December 2025 was less than £1m (2024: less than £1m).

Annual Report 2025	Santander UK Group Holdings plc	135

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Pension risk

Overview
Pension risk is the risk caused by our statutory, contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.
In this section, we explain how we manage pension risk, including our investment and hedging strategies. We also discuss our key metrics and developments in the year.
Key metrics Funding Deficit at Risk was £760m (2024: £830m) Funded defined benefit pension scheme accounting surplus was £524m (2024: £439m)

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
Climate change scenario testing gives us the capacity to simulate risk exposures over an extended time horizon. The Trustee has a target to achieve net zero by
2050, which it factors into its decision making.

Annual Report 2025	Santander UK Group Holdings plc	136

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk mitigation
The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
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
PENSION RISK REVIEW
2025 compared to 2024
The underlying level of risk in the Scheme reduced in 2025. This was mainly driven by continuing disposals of illiquid assets, including the sales of some commercial property, private equity and infrastructure assets.
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At
31 December 2025, the Funding Deficit at Risk decreased to £760m (2024: £830m), mainly due to illiquid asset disposals in 2025. We also increased our US dollar hedging to reduce our exposure to currency volatility.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. All core sections remained in pension surplus in 2025 with the driver of the CET1 capital being the Scheme's unfunded liabilities, in line with 2024. For more on the impact of our defined benefit Scheme on capital, see the 'Capital risk'
section.
The Scheme's collateral and liquidity position continued to be monitored closely in light of the increase in long-term gilt yields seen over the second half of 2024 which remained at similar levels in 2025. The Scheme remained sufficiently collateralised in 2025.
The Scheme continues to assess opportunities to insure liabilities through buy‑In contracts. While none were completed in 2025, this remains an area of active consideration within the Scheme’s broader de‑risking strategy.
The accounting position improved slightly in 2025. At 31 December 2025, the Scheme sections in surplus had an aggregate surplus of £524m (2024: £439m)
while there were no sections which had a deficit (2024: none). There were also unfunded liabilities of £22m (2024: £23m).
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 28 to the Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	137

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Strategic and business risk

Overview
Strategic and business risk is the risk of loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.
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
Risk appetite
We have a medium-low appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic
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

STRATEGIC AND BUSINESS RISK REVIEW
2025 compared to 2024
In 2025, we accelerated our transformation focused on our three core pillars and delivered changes towards serving our customers better by offering them the best products at the best value and with a frictionless digital experience:
–Commercial Transformation: Creating stronger customer propositions, with our mobile app achieving its highest-ever mobile Net Promoter Score (NPS), reflecting our ability to meet evolving customer needs.
–Operational Transformation: Building enhanced capabilities by continuing to leverage Banco Santander’s best-in-class technology, while rolling out multiple AI use cases across all functions.
–Cultural Transformation: continuing to build a high performance culture, rolling out global domains across business segments, fostering empowerment and opportunities for our people to develop new skills.
The proposed acquisition of TSB marks a significant step forward in our transformation journey and demonstrates a clear signal of the Banco Santander group’s commitment to the UK. Subject to regulatory approvals, we intend to ensure that the additional scale enables us to deliver the best possible bank for our customers, colleagues, shareholders, and the communities we serve.
Our strategy is anchored in delivering for all our stakeholders: Customers expect a bank that is always available, that is easy to deal with and offers value; our colleagues want to be part of a high-performance team; and our shareholders look for structural profitability greater than cost of equity through-the-cycle. With all our initiatives, we continue to drive a customer-centric transformation and evolve into a technology-driven organisation.
The regulatory agenda remains demanding, with multiple ongoing projects to ensure continued compliance. Our day-to-day supervision in H1-25 focused on
Financial Crime, Consumer Duty, our hybrid mortgage model, and model management more broadly. Following the announcement of the proposed TSB acquisition, regulatory engagement intensified in H2-25, with a particular focus on change-in-control filings and approvals. This will remain a key area of focus in
2026. We continue prioritising good customer outcomes across all activities. With the FCA’s consultation on Motor Finance redress nearing completion, we will continue to engage and implement the required actions once the FCA publishes the consultation outcome and redress scheme later in 2026.
The UK banking market continues to evolve rapidly, with increasing convergence at both ends of the market. Larger peers are leveraging scale and balance-sheet diversification, while digital banks are building customer scale through innovative experiences and highly efficient operating models. Against this backdrop, we have continued to diversify our asset base, grow fee income, and return to asset growth funded by increasing liabilities, while driving operational efficiencies.
In 2025, we launched several new customer propositions, including Edge Explorer, our value-added current account with lifestyle benefits; Edge Home enhancements for homebuyers and brokers; our classic Business Current Account; and digital onboarding for cards. In Corporate and Commercial Banking, building on the success of Santander Navigator in the UK, we launched Navigator Global, an end-to-end, digital-first, human-led platform designed to support ambitious businesses as they expand internationally. We believe our customer-focused strategy and adaptable, innovative approach position us well for continued
success.
We remain focused on supporting customer needs, improving efficiency, and building a responsible and sustainable business. This will enable us to respond to changing customer expectations and deliver improved returns over the long term.
Banco Santander outlined its 2026-28 strategic plan at its Investor Day in London on 25 February 2025, marking the next phase of its value creation. The plan builds on the successful delivery of its 2023–25 strategic cycle and sets a roadmap for structurally higher returns over the coming years. We are finalising our own strategy which we will finalise once the proposed acquisition of TSB receives regulatory approval. A key focus for us will be on successfully integrating TSB while supporting customers and colleagues, and delivering our synergy commitments.

Annual Report 2025	Santander UK Group Holdings plc	138

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Reputational risk

Overview
Reputational risk is the risk of damage to the way Santander UK is perceived by public opinion, by our employees, clients, investors, or any other interested party.
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

Our Reputational and ESG risk policies define how we create long-term value while managing those risks. Our ESG policy covers Oil & Gas, Power Generation &
Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for new CFPP projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
REPUTATIONAL RISK REVIEW
2025 compared to 2024
Our ongoing transformation programme continues to be a key driver of reputational risk, particularly branch closures, as we announced a further round of closures in March 2025. Scrutiny of this was heightened due to speculation at the beginning of 2025 that Santander might leave the UK. Changes to our business banking account, redundancies made across Santander UK, as well as the departures of our CEO and Chair also attracted significant external attention. To mitigate risks, we prepared extensive communication materials ahead of all key announcements, and regularly communicated our messages to external stakeholders.
We also experienced reputational pressure focused on lending to defence firms. To mitigate this, we clearly communicated to our stakeholders the principles under which we lend to this sector.
We also continued to manage the reputational risk associated with historical motor finance commission payments. This issue continued to be a key focus as plans have now been set out for a potential redress regime. For more details, see Notes 27 and 30 to the Consolidated Financial Statements.
The proposed acquisition of TSB will be a key area of focus in 2026. We are fully committed to ensuring a seamless integration following completion of the proposed acquisition. Maintaining the highest levels of service for customers across both banks will be a key priority, and we will support all colleagues through the transition.

Annual Report 2025	Santander UK Group Holdings plc	139

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

OUR KEY OPERATIONAL RISKS
Operational risk is inherent in our business. As a result, we manage it in line with our stated Risk Appetite, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service, customer outcomes and regulatory obligations. These events can include product mis-selling, fraud, process failures, system downtime and damage to assets or external events.
Our key operational risks are divided into 10 categories:

Category	Description
Business and Operational Continuity
Business & Operational Continuity risk is the risk of failure to deliver a satisfactory levels of service, without interruption, during operationally disruptive/crisis events, or to effectively respond to a crisis event in a manner which minimises harm due to inadequate contingency arrangements, or a lack of crisis response preparedness

Cyber and Information Security
Cyber and Information Security risk is the risk of loss in the confidentiality, integrity, and availability of our information, data, or systems due to information and cyber security events by either internal or external actors resulting in poor customer outcomes, poor employee outcomes, business impacts including operational disruption. This includes events affecting our suppliers where they result in a confidentiality, integrity or availability impact to our information, data or systems

Data Management	Data Management Risk is the risk of business decisions, processes and outputs that are inappropriate/incorrect due to inaccurate, incomplete, irretrievable, or untimely data
Financial Statement and Tax Reporting
Financial Statement and Tax Reporting risk is the risk of inaccurate and/or untimely financial statements and/or tax filing due to errors, poor data quality, mis-representation and breaches in reporting requirements

IT
IT risk is the risk of detriment to the availability, integrity and agility-to-change/adapt our technology services, systems, information and applications due to failures in using, managing, operating and deploying our own or third party provided technology services, systems, information and applications

Legal
Legal risk is the risk of non-compliance with legislation or contractual terms, failure to protect assets or mishandling of legal proceedings due to errors, failure to take action in a timely manner, inadequate design and/or execution of systems, controls or operational processes or legal risk management practices

Payments Processing	Payment Processing risk is the risk of failed, incomplete, inaccurate, or untimely execution or settlement of payments due to inadequate processes or systems, human error or capacity constraints
Premises and Physical Security
Premises & Physical Security risk is the risk of injuries to customers, employees and other persons, damage to the bank's buildings and property/assets or failure of property infrastructure or utility supplies due to internal or external events including equipment malfunction, deterioration in the condition of property, adverse weather, natural disasters or civil unrest

Third Party
Third Party risk is the risk of failed or inadequate service provision from a supplier, or non-adherence by a supplier to the bank’s expected level of conduct due to a lack of clarity regarding the bank’s service delivery expectations, a poor supplier control environment to support service delivery, poor financial management by the supplier, or poor culture and behaviours of the supplier, and/or internal or external events

Transformation and Change	Transformation & Change risk is the risk of a poorly designed and/or executed transformation portfolio due to the inadequate management, design, build, testing, deployment or implementation of change

Annual Report 2025	Santander UK Group Holdings plc	140

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
We set a clear tolerance in line with business activities, and we also set lower-level triggers, parameters and quantitative thresholds across our business areas.
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

Risk scenario analysis
We perform this across business units. It involves a top-down assessment of our key operational risks. We update our scenarios each year.
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
Event root cause analysis
Where new material and significant events are reported, steps are taken to identify the root cause of the event. This enables a read across and the sharing of lessons learned with appropriate mitigating actions taken to address the root cause and successfully resolve the event, and enhancements made to the control environment to prevent re-occurrence.

Emerging risk monitoring	We monitor key threats, developments, and risks, including consideration of which risk types or Business areas may be impacted or stressed by them.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Annual Report 2025	Santander UK Group Holdings plc	141

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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

The CISO is responsible for cybersecurity risk operations and risk management and falls under the COO SMF accountability framework. The
Chief Compliance and NFR Officer (CCO) holds SMF16 prescribed accountability and is responsible to the CRO for management and oversight activities for Non-financial risks enacted by the CISO and the COO to ensure they remain within appetite.

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

Annual Report 2025	Santander UK Group Holdings plc	142

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK REVIEW
2025 compared to 2024
Operational risk event losses by Basel category
The table below shows our operational risk losses in 2025 and 2024 for reportable events with an impact over £10,000, by CRD IV loss event types. The data is presented in line with the Basel 2.5 requirement to aggregate and recognise losses in the year of the first point of recognition, rather than in any subsequent year(s) in which further costs are recognised under IFRS. Due to the nature of risk events that keep evolving, prior year losses are updated:

	2025		2024
	Value %	Volume %	Value %	Volume %
Internal fraud	—	—	1	—
External fraud	32	83	52	87
Employment practices and workplace safety	1	3	1	1
Clients, products and business practices	58	5	37	3
Damage to physical assets	—	—	1	1
Business disruption and systems failures	—	—	1	—
Execution, delivery, and process management	9	9	7	8
	100	100	100	100
The value of operational losses above £10,000 in 2025 increased 100% in value and reduced 6% in volume compared to 2024. Significant provision charges for historical motor finance commission payments were accounted for under IFRS in 2025 and 2024; however, for Basel 2.5 purposes, these were recognised in
2023.
Operational Resilience
We continued to assess the resilience of our Important Business Services using a broad range of severe but plausible disruption scenarios, including successful cyber-attack and loss of third party scenarios, to ensure that our contingency and recovery strategies are effective in minimising harm to our customers, any risk to the safety and soundness of the firm or to the orderly functioning or stability to the UK market. We continued to strengthen our resilience position, through investment in our IT estate and enhancing assurance and validation of the resilience of our third party suppliers.
Cybersecurity
We continued to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and expect this trend to remain. We continued to invest in skills and resources to manage cybersecurity risks and monitor cybersecurity threats, including from the geopolitical environment. In 2025, no material information security or cyber incidents occurred, however like any other organisation we remain exposed to the threat of attack and the possibility of breaches.
Data Management
In 2025, we continued to monitor and mitigate data risk through enhanced governance structures and processes. We remained focused on building a strong data foundation for the future by prioritising the critical data universe. This was supported by a new operating model including business process ownership with enhanced focus on end-to-end controls. Our multi-year data programme delivered in line with the data strategy driven by the Chief Data Officer, with a renewed focus on improving the quality and architecture of the key data underpinning our critical business and regulatory processes.
IT
Over the past 3 years, we made significant progress in addressing key IT risks through a programme of remediation activities. In 2025, we made further improvements in reducing both IT-related incidents and technology obsolescence. As part of our strategy, we also leveraged technology services provided by
Banco Santander to simplify our IT estate and increase efficiency.
Legal
Our legal risk profile remained heightened, reflecting the number and value of legal risks that we managed. The Santander UK group's exposure to legal risk is principally driven by the material litigation matters outlined in Note 27 – Provisions and Note 30 - Contingent Liabilities and Commitments. In H2-25, a judgment in the large-scale and complex PPI related litigation brought by AXA was handed down by the High Court on 25 July 2025 (elements of which are the subject of an appeal and cross-appeal to the Court of Appeal) and a judgment in the appeal of the Court of Appeal's decision in Hopcraft, Wrench and Johnson related to motor finance commission litigation was handed down by the Supreme Court on 1 August 2025 (following which the FCA announced it intended to consult on a redress scheme under s.404 of the Financial Services and Markets Act 2000). The impact and implications of these decisions for Santander UK are outlined in Notes 27 and 30. We continued to respond to developments in relation to the German criminal tax investigation relating to historical dividend tax arbitrage transactions. We continued to monitor and manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and unaffordable lending, including a judicial review of an FOS decision on the scope of its jurisdiction to consider and award redress in relation to alleged acts and omissions more than 6 years prior to the date of the complaint. While litigated PPI claim volumes remained stable, we continued successfully to respond to attempts by claimant law firms to re-open cases subject to the FCA redress regime for PPI complaints. The legal and regulatory environment in which the Santander UK group business operates is evolving and we are evaluating and responding to these developments, including the Employment Rights Act 2025, the Data (Use and Access) Act
2025, the implementation of failure to prevent fraud offence under the Economic Crime and Corporate Transparency Act 2024, and the HM Treasury consultation on changes to the Consumer Credit Act 1974.
Third Party Supplier
We continued to rely extensively on third parties for a range of goods and services provided by both Banco Santander and external suppliers. In 2025, we continuously monitored our suppliers against a set of controls and metrics to manage our risk exposure.
Transformation and change
In 2025, we continued to simplify, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model as part of our ongoing transformation. We focused on ensuring transformation and change is safely and sustainably transitioned into our business without impacting our risk profile.

Annual Report 2025	Santander UK Group Holdings plc	143

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Economic crime risk

Overview
Economic crime risk is the collective term used for Financial Crime risk and Fraud risk.
Financial Crime risk is the risk that we are used to facilitate criminal activities. These include money laundering, terrorist financing, proliferation financing, sanctions evasion, facilitation of tax evasion, bribery and corruption. Fraud risk is the risk associated with attempted or successful fraud being committed against the RFB, a customer or a third party. Within Santander UK, fraud is defined as getting a financial benefit by use of deception or dishonesty with the intention to deprive or disadvantage the RFB, its customers or other parties. In addition, fraud loss is the loss from successful fraud.
In this section, we describe our key economic crime risks and explain how we manage them. We also describe developments in the year.

OUR KEY ECONOMIC CRIME RISKS
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
Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or
us), and internally by our staff or associated persons. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.
Our main economic crime risk categories are:

Category	Description
Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.
Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.
Sanctions	We do not identify payments, customers or entities that are subject to economic or financial sanctions.
Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.
Facilitation of tax evasion	We fail to put in place effective systems and controls to prevent the facilitation of tax evasion.
Fraud	An attempted or successful fraud is committed against us, a customer or a third party.
Failure to prevent fraud	We fail to put in place effective systems and controls to prevent fraud.
ECONOMIC CRIME RISK MANAGEMENT
We manage our economic crime risks in line with our NFR framework, as outlined earlier. In addition, we have financial crime and fraud policies tailored to the key risks and we maintain a control framework in line with a standalone economic crime risk framework. We continue to partner with public authorities, the Home
Office and the wider financial services industry to pool expertise and data to mitigate specific financial crime and fraud risks. We are also involved in partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.

Annual Report 2025	Santander UK Group Holdings plc	144

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

ECONOMIC CRIME RISK REVIEW
2025 compared to 2024
Financial Crime
We understand the importance of doing our part to protect our customers and the communities we serve from the social and economic impacts of financial crime.
As such, financial crime risk management remains one of our top risks and a key focus area for senior management and the Board. We continue to prioritise and remain vigilant in addressing financial crime risks and actively partner with industry, law enforcement and government to deter, detect and disrupt financial crime and terrorist financing. In 2025, we:
–Continued enhancing our risk management capabilities, significantly reducing residual risk and focusing on returning to Board Risk Appetite, adequate resources and key deliverables across the remediation plan.
–Invested in our financial crime systems and controls including continued improvements to customer data and the introduction of simplified and digitised customer due diligence processes for new and existing customers.
–Continued to enhance our sanctions systems and controls in response to internal and external lessons learned from the sanctions developments in 2025, notably the continued impacts of the Russia sanctions and increased use of OFSI powers.
–Adapted our financial crime policies to reflect the latest external requirements, best practice and Banco Santander policy requirements.
–Maintained our focus on providing colleagues with the appropriate skills, knowledge and qualifications to support our efforts to fight financial crime through enhanced and targeted training lead by our Economic Crime Academy.
–Actively participated in external policy and strategy discussions with external groups, including maintaining membership of the senior UK Finance Economic
Crime Product and Service Board and holding the chair or vice-chair position at various economic crime focused Committees and Panels.
–Led and collaborated in working groups with other industry players, with diverse membership including banking only, cross-sectoral, and in public-private groups with the public sector.
–Continued being active members of the collaborative industry and NCA Data Fusion project, seconding data scientists and intelligence specialists to the NCA to analyse and develop intelligence within the Joint Analysis and Data Analytics Taskforces. The Data Fusion project is also supported by senior leaders at project, strategic and Board level.
–Participated in the industry pilot testing of the sharing and requesting provisions of the ECCTA Legislation provisions co-ordinated by UK Finance. This resulted in new intelligence being both, received and shared, from which action can be taken to explore and manage financial crime risks.
–Remained a committed member of the JMLIT and other public-private information sharing initiatives with law enforcement and industry, to exchange and analyse data on high-end money laundering and wider economic threats.
Fraud
Fraud risk losses remain a material driver of our operational risk loss position, in line with the wider UK financial services industry. Social engineering techniques used by fraudsters are a significant threat to customers and are outside of our controls, which is driven by an increase in the sophistication of attempted fraud.
This is also reflected in the rising status of fraud which, in 2025, was 44% of all reported crime in the UK, which increased from 41% in 2024. As a result, in 2025, we:
–Continued to play a collaborative role in fraud management amongst other industry partners, through UK Finance and Stop Scams UK, alongside our customer awareness campaigns on the most common fraud scams. This is further supported by continued focus on preventative measures in response to fraud attacks, especially proactive education and awareness, with a key part of our strategy including the ability to present customers with warnings specific to their payment journey.
–Increased our industry association commitment to ensure it is at each of the strategic, policy, and operational levels. This is done to ensure Santander UK remains at the forefront of industry best practice in fraud risk management, customer care and customer treatment, while serving as a strong voice and trusted partner to the public sector alongside industry peers in reform and collaboration discussions.
–Maintained focus on our public awareness campaigns, which use both our own channels and the media. In 2025, we launched the Santander Scamtracker, a quarterly report from Santander UK, detailing trends in Authorised Push Payment (APP) scams, revealing the latest tactics, affected regions, and customer demographics, helping to warn customers about emerging threats such as fake job offers or purchase scams for tickets.
–Reviewed and enhanced our policies, processes and controls to confirm we met the expectations of firms subject to the new "Failure to Prevent Fraud"
corporate offence, introduced through the Economic Crime and Corporate Transparency Act.

Annual Report 2025	Santander UK Group Holdings plc	145

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately.
In this section, we describe our key model risks and explain how we manage them. We also describe developments in the year.

OUR KEY MODEL RISKS
A model is a quantitative repeatable method or system that relies on assumptions to process input data into estimates of uncertain outcomes. Our key model risks arise from inadequate or flawed design leading to weaknesses and limitations in our models, implementation errors or poor deployment of the models, or the incorrect or inappropriate use of a model. Model risk can also arise from poor-quality data, inappropriate assumptions, or changes in the external environment that make historical relationships less valid. These could lead to reputational damage, regulatory non-compliance, a deterioration in our prudential position, or financial losses. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests.
We continue to see increasing interest in using Artificial Intelligence (AI) which is informing our approach to understanding emerging model risks, such as interpretability - the ability to understand why an algorithm made a particular prediction.
MODEL RISK MANAGEMENT
We manage our model risks in line with our NFR framework, as outlined earlier. The model risk framework is designed to ensure robust oversight, control and accountability across the model lifecycle. The framework is underpinned by policies and procedures designed to mitigate specific model risks, including those covering model risk management, materiality and tiering, model development and change, validation, and internal ratings-based (IRB) rating system changes.
In line with our risk organisational structure, our first line of defence is responsible for managing model risk within our risk appetite, embedding the framework and performance monitoring to identify deterioration. The second line of defence provides independent oversight through the model risk function, setting the framework and policies, defining risk appetite, and conducting periodic reviews and governance. The third line of defence assesses periodically the robustness of the model risk management framework, compliance with policies and regulatory requirements, and material changes.
MODEL RISK REVIEW
2025 compared to 2024
In 2025, model risk remained a significant focus as we continued to work on the regulatory agenda, focusing on models to reflect the most accurate and recent data. The PRA’s Model Risk Supervisory Statement (SS1/23) policy has been in effect since May 2024 and we have aligned our framework, policies and procedures to it. We continue to embed enhancements across our business, and refine our approach in line with a phased implementation, to ensure ongoing alignment with supervisory expectations and delivery of remediation activities. We continued to recognise model risk as a key risk and maintained a strong management and oversight framework that is embedded across all three lines of defence.
In 2025, we continued to redevelop key regulatory capital models and our unsecured provision models. In line with SS1/23, we continued to embed a robust post-
model adjustment framework, including independent review of adjustments made to ECL to mitigate against weaknesses and limitations.
We introduced further machine learning and generative AI solutions in 2025, to continue to improve operational efficiency.
The continued growth of AI presents opportunities to enhance customer outcomes and operational effectiveness. Building on enhancements delivered in 2025, the focus will be on further strengthening the model risk management framework, reinforcing model robustness, performance monitoring, and explainability to ensure models remain accurate, reliable, and appropriately governed in an evolving landscape.

Annual Report 2025	Santander UK Group Holdings plc	146

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Compliance risk

Overview
We manage compliance risk (previously known as conduct and regulatory risk) types under a single framework.
Compliance risk is the risk of our decisions and behaviours leading to detriment or poor outcomes for our customers. It also refers to the risk of failing to maintain high standards of market behaviour and integrity.
Compliance risk is the risk of financial or reputational loss, or imposition of our conditions on regulatory permissions, due to failing to comply with applicable codes, regulator's rules, guidance and regulatory expectations.
In this section, we describe where our key compliance risks can originate from and set out how we manage them. We also describe developments in the year.

OUR KEY COMPLIANCE RISKS
We are committed to ensuring that Consumer Duty is embedded across the business and to delivering good customer outcomes. Compliance risk can stem from errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and the failure to supervise, monitor or control the activities of our employees. All of these may result in the risk that we do not deliver good outcomes for our customers, align to the expectations of our regulators or observe the required standards of market behaviour. Understanding the drivers of compliance risk enables us to ensure our frameworks are robust and help mitigate the risk of customer harm.
Our key compliance risks are divided into five categories:

Category	Description
Conduct and Consumer Duty
Conduct and Consumer Duty Risk is the risk that our decisions and behaviours lead to a detrimental or poor outcome for our customers and clients and/or fail to uphold and maintain high standards of market integrity. This is recognised as a cross-cutting risk in Santander UK Group
Holdings plc's framework.

Customer / Client Protection
Customer / Client Protection Risk is the risk of inability to deliver good customer outcomes across the full customer lifecycle including product design, pricing and value, communications, customer support, and post-sale servicing due to failures of people, processes, policies, systems and controls resulting in financial loss, reputational damage, regulatory fines, sanctions & scrutiny, customer loss & detriment, operational inefficiencies.

Compliance Standards
Compliance Standards is the risk of non-compliance with applicable financial services regulations including failure to maintain adequate systems and controls, failure to meet supervisory oversight expectations, maintain market integrity and the protection of stakeholder interests due to failures of people, processes, policies, systems and controls resulting in financial loss, reputational damage, regulatory fines, sanctions
& scrutiny, customer loss & detriment, operational inefficiencies.

Data Privacy and Protection
Data Privacy and Protection Risk is the risk of failure to comply with data protection legislation, requirements, codes, guidance and supervisory expectations due to failures in the process of collecting, organising, managing, storing and safeguarding personal data resulting in business impacts including operational disruption, financial loss/increased costs, regulatory scrutiny and / or sanctions, reputational damage, legal claims or internal / external stakeholder impacts undermining customer trust.

People
People Risk is the risk of insufficient staff capacity and capability, undesired employee behaviours, lack of diversity and inclusion, non-
compliance with employment legislation (incl. Health and Safety requirements) due to ineffective design and/or execution of people management processes, and internal/external events resulting in poor customer outcomes, poor employee outcomes, business impacts including operational disruption, financial loss/increased costs, regulatory scrutiny and / or sanctions, reputational damage, legal claims or internal / external stakeholder impacts.

COMPLIANCE RISK MANAGEMENT
We manage our Compliance risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific Compliance risks, we have the following tailored policies:

Policies	Description
Conduct and Consumer Duty policy
This policy outlines the requirements, expectations and behaviours we must comply with to deliver good outcomes for our customers employees, shareholders and communities and to meet our obligations of the Financial Conduct Authorities Consumer Duty.

Customer / Client Protection and Compliance Standards Policy
This policy defines the requirements that we must adhere to, to deliver good customer outcomes across the full customer lifecycle including product design, pricing and value, communications, customer support, and post-sale servicing. It also sets out the expectations that we must comply with applicable financial services regulations including maintaining adequate systems and controls, and meeting supervisory oversight expectations.

Product and Service Approval and Review policy, including Fair Value standard for regulated products (Retail customers)
Our Product and Services Approval and Review policy sets out the requirements which must be adhered to before launching a new product or service initiative or making changes to these and throughout their lifecycle. The supporting fair value standard details our approach to assessing whether a regulated product provides fair value to our retail customers, considering all stages of value during the product design phase, and on a regular basis.

Fair treatment of vulnerable customers
Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Standard gives business units a clear and consistent view of what vulnerability can mean and situations when customers may need more support. Our guidelines focus on identifying characteristics of vulnerability, understanding customer needs and the support and flexibility we can give to help.
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

Annual Report 2025	Santander UK Group Holdings plc	147

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

COMPLIANCE RISK REVIEW
2025 compared to 2024
We manage the compliance risk (previously known as conduct and regulatory risk) types in one framework. Compliance risk also includes data privacy and people risk.
Conduct & Consumer Duty
–Throughout 2025 we delivered a number of enhancements to our products and services across business and support areas to ensure we continue delivering good customer outcomes. These include improving, simplifying and digitising customer journeys, and adjusting fees and charges to continue offering fair value to our customers.
Customer/Client Protection
–We announced changes as part of our Branch transformation programme, which reflect how customers bank with us. Through these changes, we continue to ensure customers receive the right support and continue to invest in customer communication channels, including our branch network, Work Cafes and community bankers, digital chat and telephone banking services. Santander UK actively participates in schemes to ensure the long-term future of access to cash, including supporting the set-up of shared banking hubs and wider engagement with LINK and industry partners.
–We continue to proactively contact customers who may be at risk of experiencing early signs of financial distress, to try and help them avoid longer term financial difficulty by referring them to internal and external sources of assistance, alongside ongoing customer engagement and support plans.
–We have further enhanced our Customer Outcome Monitoring and Customer Testing to strengthen our ability to identify and report any areas of potential customer harm, poor outcomes or customer experiences. We have ensured that timely decisions and action are taken to address any potential harms.
Compliance Standards
–Santander UK continues to maintain open and regular dialogue with its regulators and engage with policy makers to ensure the UK regulatory regime enables us to better support our customers and deliver economic growth.
–We are committed to adhering to our regulatory requirements, including maintaining adequate systems and controls and where we identify instances of non-compliance, we take timely action to remediate.
Data Privacy and Protection
We remain committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us. Our data protection policy and processes reflect current data protection laws and regulations, and all of our people and third-parties we share personal data with are required to comply with them.
People
People risk continues to be influenced by the scale and complexity of organisational transformation, including changes to our site and office attendance strategy, and preparation for the planned integration of TSB. Wellbeing-related absence has been broadly stable during the year, and colleague support has been enhanced through expanded occupational health services, employee assistance provision and the introduction of private medical insurance for eligible colleagues.
Attrition was closely monitored, with particular focus on critical and senior roles, supported by strengthened succession planning, retention measures and workforce planning. The Group continued to evolve its Employee Value Proposition, including free health assessments and financial wellbeing support, recognising the importance of workforce resilience to operational performance, customer outcomes and regulatory compliance.
Accounting position
For more on our provisions, see Note 27 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 30 to the
Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	148

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2025	Santander UK Group Holdings plc	149

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK Group Holdings plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Santander UK Group Holdings plc and its subsidiaries (the “Company”) as of 31 December
2025 and 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the
Company as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2025 in conformity with i) International Financial Reporting Standards as issued by the International Accounting Standards Board and ii) UK-adopted International
Accounting Standards.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Credit impairment loss allowance on loans and advances to customers - retail mortgages and corporate commercial bank ('CCB') loan portfolios
As described in Notes 1 and 13 to the consolidated financial statements, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money; and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. Management calculates ECL using the following factors: a survival rate ('SR'), a probability of default ('PD'), the exposure at default (‘EAD’) and a loss given default (‘LGD’). The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period and requires management to make judgemental assumptions in determining the estimates. The key judgemental assumptions made by management in applying the ECL impairment methodology for the residential mortgages and CCB portfolios are: (i) the forward looking multiple economic scenario assumptions; (ii) the probability weights assigned to multiple economic scenarios; and (iii) the expected future cash flows and collateral valuations of individually assessed corporate exposures. Management individually assess significant Stage 3 cases and high leveraged finance transactions in
Stage 2 for CCB portfolio. The LGD is expressed as a percentage and is calculated based on the value of subsequent write offs. The ECL allowance on retail mortgages and CCB loan portfolios was £461 million as of 31 December 2025.
The principal considerations for our determination that performing procedures relating to the credit impairment loss allowance on loans and advances to customers for the retail mortgage and CCB portfolios  is a critical audit matter are due to significant judgemental assumptions being applied by management in determining: (i) the forward looking economic scenarios assumptions; (ii) the probability weights applied to those scenarios; (iii) the key assumptions used in the
LGD models related to subsequent write offs; and (iv) the expected future cash flow assumptions, which may include the valuation of collateral, for individual corporate stage 3 exposures. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the credit impairment loss allowance on loans and advances to customers for retail mortgage and CCB portfolios. These procedures also included, among others, testing management’s process for estimating expected credit losses;
evaluating the appropriateness of model methodologies; testing the completeness and accuracy of underlying data used in determining the accounting estimate;
evaluating the reasonableness of management’s assumptions related to (i) forward looking multiple economic scenarios; (ii) the probability weights applied to multiple economic scenarios; (iii) the subsequent write offs incorporated into the LGD model; and (iv) expected future cash flow assumptions, which ,may include the valuation of collateral, for individually assessed corporate stage 3 exposures; and evaluating the disclosures made in the consolidated financial statements in relation to the credit impairment loss allowance on loans and advances to customers. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of the forward looking economic scenarios assumptions, probability weight assumptions, key assumptions used in the LGD model related to subsequent write offs, and expected future cash flow assumptions, which may include the valuation of collateral, for individually assessed corporate stage 3 exposures.

Annual Report 2025	Santander UK Group Holdings plc	150

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Valuation of defined benefit pension surplus
As described in Notes 1 and 28 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the “Scheme”). The funded defined benefit pension surplus was £502 million as of 31 December 2025. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment. This is then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about the life expectancy of the beneficiaries, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data. These assets include investments in unquoted equities and bonds, as well as property, and infrastructure, which are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of property, where the underlying asset valuations are determined by an independent expert.
The principal considerations for our determination that performing procedures relating to the valuation of the defined benefit pension surplus is a critical audit matter are the significant judgements made by management in determining (i) the life expectancy of the beneficiaries, inflation and discount rate assumptions; and
(ii) the fair value of certain assets with no market observable valuation inputs, including adjustments for any potential fair value movements since the last valuation date. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit pension obligation and the valuation of certain assets with no market observable data. These procedures also included, among others, evaluating the defined benefit pension obligation by (1) testing the completeness, accuracy and relevance of the underlying data; and (2) involving professionals with specialised skill and knowledge to assist in (a) assessing the appropriateness of the methodologies used by management to determine the inflation rate, the discount rate and life expectancy assumptions; (b) developing an independent range for these assumptions; and (c) comparing the independent range for these assumptions to management's assumptions to evaluate the reasonableness of management’s assumptions. Procedures over directly held property included, among others (i) the involvement of professionals with specialised skill and knowledge to assist in assessing the appropriateness of the methodology and reasonableness of the key assumptions used by management’s expert valuer for property; and (ii) evaluating the reasonableness of the valuation for a sample of properties. For the other assets with no market observable valuation inputs, the procedures included, among others, (i) obtaining third-party confirmations of the valuation directly from investment managers and comparing these against management’s reported values; (ii) recalculating management’s valuation calculations and comparing our recalculation to the third-party confirmations, and, if applicable, testing material capital changes in the period between the valuation date and the entity’s balance sheet date; and (iii) assessing other evidence regarding the valuations, such as performing a retrospective review of historical valuations used by management against the audited fund financial statements as at the equivalent date and reviewing controls reports for the investment managers, where available.
Goodwill impairment assessment for the personal financial services cash generating unit
As described in Notes 1 and 19 to the consolidated financial statements, the carrying amount of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.2 billion as of 31 December 2025. Management undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
Impairment is required where the carrying value of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on the value in use (“VIU”) methodology at each testing date. The VIU is calculated by discounting the cash flow projections for the CGU. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for the CGU and discount rates.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the PFS CGU is a critical audit matter are due to the significant judgements by management in developing (i) the recoverable amount of the PFS CGU, (ii) the forecast cash flows and (iii) the discount rate. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and assumptions. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the recoverable amount of the PFS CGU; (ii) evaluating the appropriateness of the methodology used to estimate the VIU; (iii) testing the completeness and accuracy of underlying data used in the model; (iv) comparing an independent range of assumptions for the discount rate to management’s rate to evaluate the reasonableness of management’s discount rate; (v) evaluating the reasonableness of the forecasted cash flows, including comparing performance in recent years to the 3 years-plan for the equivalent periods and (vi)
assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate and the appropriateness of the VIU method.
Specific customer remediation, litigation and regulatory matters
As described in Notes 1, 27 and 30 to the consolidated financial statements, as of 31 December 2025, the provision for customer remediation, litigation and other regulatory matters of £509 million includes, among other items, a provision for expected customer remediation in relation to the historical use of discretionary commission arrangements by Santander Consumer (UK) plc. There is also an ongoing investigation in relation to the historical involvement of Santander UK plc,
Santander Financial Services plc and Cater Allen International Limited  in German dividend tax arbitrage transactions for which management has determined that there are uncertainties that mean it is not currently possible to make a reliable assessment of the size of any potential liability. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, determining the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, regulatory and customer remediation matters.
The principal considerations for our determination that performing procedures relating to the specific customer remediation, litigation and regulatory matters is a critical audit matter are the significant judgements made by management when estimating the provision for expected customer remediation in relation to the historical use of discretionary commission arrangements by Santander Consumer (UK) plc, and whether a reliable estimate of any outflows can be formed for the
German dividend tax arbitrage investigation. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assessment of the specific customer remediation, litigation and regulatory matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the specific customer remediation, litigation and regulatory matters against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. These procedures also included, among

Annual Report 2025	Santander UK Group Holdings plc	151

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

others (i) inquiries of external legal counsel on the developments in respect to customer remediation and the German dividend tax arbitrage investigation; (ii)
evaluating management's assessment of the potential outcomes and associated probabilities; (iii) obtaining and evaluating letters of audit inquiry from external legal counsel; (iv) evaluating the reasonableness of management’s assessment regarding the probability of an outflow, the estimated amount of the obligation, and, specifically in relation to the German dividend tax arbitrage investigation, whether a reliable estimate can be formed; and (v) evaluating the sufficiency of the disclosures made in relation to each of these specific matters.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
12 March 2026
We have served as the Company's auditor since 2016.

Annual Report 2025	Santander UK Group Holdings plc	152

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	153

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	154

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	155

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	156

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	157

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	158

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Income Statement
For the year ended 31 December

		2025	2024	2023
	Notes	£m	£m	£m
Interest and similar income	3	11,812	12,721	11,853
Interest expense and similar charges	3	(7,389)	(8,395)	(7,186)
Net interest income		4,423	4,326	4,667
Fee and commission income	4	754	730	801
Fee and commission expense	4	(421)	(484)	(505)
Net fee and commission income		333	246	296
Other operating income	5	40	111	213
Total operating income		4,796	4,683	5,176
Operating expenses before credit impairment charges, provisions and charges	6	(2,494)	(2,577)	(2,485)
Credit impairment charges	8	(193)	(70)	(206)
Provisions for other liabilities and charges	8	(599)	(706)	(336)
Total credit impairment charges, provisions and charges	8	(792)	(776)	(542)
Profit before tax		1,510	1,330	2,149
Tax on profit	9	(395)	(380)	(553)
Profit after tax		1,115	950	1,596
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	159

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Comprehensive
Income
For the year ended 31 December

		2025	2024	2023
	Notes	£m	£m	£m
Profit after tax		1,115	950	1,596
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value		49	(20)	89
- Income statement transfers		(33)	5	(105)
- Taxation	9	(6)	4	5
		10	(11)	(11)
Cash flow hedges:
- Effective portion of changes in fair value	11	306	(452)	(147)
- Income statement transfers	11	452	485	1,231
- Taxation		(211)	(10)	(302)
		547	23	782
Cost of hedging:
- Cost of hedging (losses)		(30)	—	—
- Income statement transfers		3	—	—
- Taxation		3	—	—
		(24)	—	—
Currency translation on foreign operations		(2)	—	—
Net other comprehensive income that may be reclassified to profit or loss subsequently		531	12	771
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	28	(100)	(402)	(598)
- Taxation	9	28	113	167
		(72)	(289)	(431)
Own credit adjustment:
- Change in fair value		(1)	(17)	(15)
- Taxation	9	—	5	4
		(1)	(12)	(11)
Net other comprehensive (expense) that will not be reclassified to profit or loss subsequently		(73)	(301)	(442)
Total other comprehensive income/(expense) net of tax		458	(289)	329
Total comprehensive income		1,573	661	1,925
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	160

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Balance Sheet
At 31 December 2025

		2025	2024
	Notes	£m	£m
Assets
Cash and balances at central banks		32,599	33,067
Derivative financial instruments	11	982	1,264
Other financial assets at fair value through profit or loss	12	349	421
Loans and advances to banks		1,154	1,101
Loans and advances to customers	13	205,966	202,929
Reverse repurchase agreements - non-trading	16	17,678	10,338
Other financial assets at amortised cost	17	3,987	3,408
Macro hedge of interest rate risk		(79)	(738)
Financial assets at fair value through other comprehensive income		5,216	9,040
Interests in other entities	18	293	289
Intangible assets	19	1,511	1,539
Property, plant and equipment	20	1,532	1,584
Current tax assets	9	370	504
Retirement benefit assets	28	524	439
Other assets		1,848	1,879
Assets held for sale	40	18	12
Total assets		273,948	267,076
Liabilities
Deposits by banks	21	6,737	14,037
Deposits by customers	22	192,331	185,775
Repurchase agreements - non-trading	23	9,029	8,617
Derivative financial instruments	11	711	717
Other financial liabilities at fair value through profit or loss	24	1,250	1,055
Debt securities in issue	25	42,873	37,569
Macro hedge of interest rate risk		60	47
Other liabilities	26	2,244	1,882
Provisions	27	688	627
Deferred tax liabilities	9	446	249
Retirement benefit obligations	28	22	23
Subordinated liabilities	29	2,032	2,385
Total liabilities		258,423	252,983
Equity
Share capital	31	7,060	7,060
Other equity instruments	32	2,100	2,100
Other reserves		206	(325)
Retained earnings		6,159	5,258
Total equity		15,525	14,093
Total liabilities and equity		273,948	267,076
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 9 March 2026 and signed on its behalf by:

Mahesh Aditya	Angel Santodomingo
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

Annual Report 2025	Santander UK Group Holdings plc	161

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Cash Flow Statement
For the year ended 31 December

		2025	2024	2023
	Notes	£m	£m	£m
Cash flows from operating activities
Profit before tax		1,510	1,330	2,149

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	6	325	303	290
– Loss from disposal of mortgage portfolio		—	31	—
– Provisions for other liabilities and charges		599	706	336
– Impairment losses		207	93	196
– Other non-cash items		3	66	(799)
– Pension charge for defined benefit pension schemes		8	13	13
		1,142	1,212	36
Net change in operating assets and liabilities:
– Cash and balances at central banks		140	747	(87)
– Derivative assets		282	208	967
– Other financial assets at fair value through profit or loss		76	196	27
– Loans and advances to banks and customers		(3,245)	8,331	12,538
– Reverse repurchase agreements - non-trading		(7,340)	2,130	(5,120)
– Other assets		(74)	114	(144)
– Deposits by banks and customers		(844)	(15,530)	(10,982)
– Repurchase agreements - non-trading		412	206	429
– Derivative liabilities		(6)	(174)	(117)
– Other financial liabilities at fair value through profit or loss		241	179	102
– Debt securities in issue		64	209	(219)
– Other liabilities		(227)	(1,402)	(1)
		(10,521)	(4,786)	(2,607)
Corporation taxes paid	9	(60)	(219)	(539)
Effects of exchange rate differences		(407)	(18)	(616)
Net cash flows from operating activities		(8,336)	(2,481)	(1,577)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(412)	(533)	(393)
Proceeds from sale of property, plant and equipment and intangible assets		162	148	175
Purchase of financial assets at amortised cost and financial assets at FVOCI		(1,981)	(10,343)	(10,899)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI		5,184	6,183	8,362
Net cash flows from investing activities		2,953	(4,545)	(2,755)
Cash flows from financing activities
Issue of other equity instruments	33	500	400	—
Issue of debt securities and subordinated notes		9,842	8,396	6,415
Issuance costs of debt securities and subordinated notes		(32)	(30)	(18)
Repayment of debt securities and subordinated notes		(4,631)	(6,531)	(6,409)
Repurchase of other equity instruments	33	(500)	(500)	—
Dividends paid on ordinary shares	10	—	(1,295)	(1,538)
Dividends paid on other equity instruments		(142)	(139)	(133)
Principal elements of lease payments	33	(23)	(33)	(48)
Net cash flows from financing activities		5,014	268	(1,731)
Change in cash and cash equivalents		(369)	(6,758)	(6,063)
Cash and cash equivalents at beginning of the year		32,437	39,210	45,332
Effects of exchange rate changes on cash and cash equivalents		(12)	(15)	(59)
Cash and cash equivalents at the end of the year		32,056	32,437	39,210

Cash and cash equivalents consist of:
Cash and balances at central banks		32,599	33,067	40,523
Less: restricted balances		(1,440)	(1,580)	(2,327)
		31,159	31,487	38,196
Other cash equivalents: Loans and advances to banks - non-trading		897	950	1,014
Cash and cash equivalents at the end of the year		32,056	32,437	39,210
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	162

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Changes in
Equity

			Other reserves
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Cost of hedging	Currency translation	Retained earnings
								Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	7,060	2,100	(16)	(311)	—	2	5,258	14,093
Profit after tax	—	—	—	—	—	—	1,115	1,115
Other comprehensive income/(expense), net of tax:
- Fair value reserve (debt instruments)	—	—	10	—	—	—	—	10
- Cash flow hedges	—	—	—	547	—	—	—	547
- Cost of hedging	—	—	—	—	(24)	—	—	(24)
- Pension remeasurement	—	—	—	—	—	—	(72)	(72)
- Own credit adjustment	—	—	—	—	—	—	(1)	(1)
- Currency translation on foreign operations	—	—	—	—	—	(2)	—	(2)
Total other comprehensive income/(expense)	—	—	10	547	(24)	(2)	(73)	458
Total comprehensive income/(expense)	—	—	10	547	(24)	(2)	1,042	1,573
Issue of other equity instruments	—	500	—	—	—	—	—	500
Repurchase of other equity instruments	—	(500)	—	—	—	—	—	(500)
Other	—	—	—	—	—	—	1	1
Dividends on other equity instruments	—	—	—	—	—	—	(142)	(142)
At 31 December 2025	7,060	2,100	(6)	236	(24)	—	6,159	15,525

At 1 January 2024	7,060	2,196	(5)	(334)	—	2	6,047	14,966
Profit after tax	—	—	—	—	—	—	950	950
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(11)	—	—	—	—	(11)
- Cash flow hedges	—	—	—	23	—	—	—	23
- Pension remeasurement	—	—	—	—	—	—	(289)	(289)
- Own credit adjustment	—	—	—	—	—	—	(12)	(12)
Total other comprehensive (expense)/income	—	—	(11)	23	—	—	(301)	(289)
Total comprehensive (expense)/income	—	—	(11)	23	—	—	649	661
Issue of other equity instruments	—	400	—	—	—	—	—	400
Repurchase of other equity instruments	—	(496)	—	—	—	—	(4)	(500)
Dividends on ordinary shares	—	—	—	—	—	—	(1,295)	(1,295)
Dividends on other equity instruments	—	—	—	—	—	—	(139)	(139)
At 31 December 2024	7,060	2,100	(16)	(311)	—	2	5,258	14,093

At 1 January 2023	7,060	2,196	6	(1,116)	—	2	6,563	14,711
Profit after tax	—	—	—	—	—	—	1,596	1,596
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	(11)	—	—	—	—	(11)
- Cash flow hedges	—	—	—	782	—	—	—	782
- Pension remeasurement	—	—	—	—	—	—	(431)	(431)
- Own credit adjustment	—	—	—	—	—	—	(11)	(11)
Total other comprehensive (expense)/income	—	—	(11)	782	—	—	(442)	329
Total comprehensive (expense)/income	—	—	(11)	782	—	—	1,154	1,925
Other	—	—	—	—	—	—	1	1
Dividends on ordinary shares	—	—	—	—	—	—	(1,538)	(1,538)
Dividends on other equity instruments	—	—	—	—	—	—	(133)	(133)
At 31 December 2023	7,060	2,196	(5)	(334)	—	2	6,047	14,966
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	163

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1
‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, have been included in the Risk review section of this
Annual Report and marked as (audited). This information forms an integral part of these financial statements, and is covered by the Independent auditors' report.
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
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not require any material adjustments at 31 December 2025 and 2024, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2025 and 2024, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
–Loans and advances to customers (see Note 13 and the credit risk section of the Risk review). Some climate change risks arise due to the requirements of
IFRS 9 and others relate to specific portfolios and sectors:
–ECL calculations are based on forward-looking economic scenarios developed by management covering a period of five years, during which timeframe climate change risks may not crystallise;
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
–Unity Place our corporate headquarters in Milton Keynes was built with sustainability at its core. All property assets are evaluated annually for potential flood damage and are currently considered low risk.
Future changes to Santander UK's climate change strategy may impact Santander UK's critical judgements and accounting estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

Annual Report 2025	Santander UK Group Holdings plc	164

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Change in accounting policy
IFRS 9 Hedge Accounting
On 1 October 2025, the Santander UK group voluntarily adopted the hedge accounting requirements established by IFRS 9. Santander UK continues to apply
IAS 39 fair value hedge accounting to portfolio hedges of interest rate risk. The adoption of IFRS 9 hedge accounting provides reliable and more relevant information to users of the financial statements by better aligning hedge accounting with Santander UK's risk management strategies. The change aligns with the hedge accounting policy applied by Santander UK’s ultimate parent Banco Santander SA.
The main changes from IAS 39 for the Santander UK group are: the mandatory separation of the time value of options (when the hedged risk is the intrinsic value), the separation of the forward element of foreign exchange forward contracts for all such types of hedges, the separation of the foreign currency basis spread of a foreign exchange derivative for each hedging relationship, the performance of hedge effectiveness testing on a prospective basis only, and the inability to voluntarily de-designate hedging relationships.
The application of IFRS 9 hedge accounting has not had a material impact on the Santander UK group's financial statements but resulted in the creation of a Cost of Hedging reserve within equity. Comparatives have not been restated.
Recent accounting developments
Lack of Exchangeability (Amendments to IAS 21)
The Santander UK group has applied the following amendment for the first time for their reporting period commencing 1 January 2025:
–Effective from 1 January 2025, Santander UK has adopted the IASB's amendment to IAS 21 which helps entities determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments did not have a material impact on Santander UK's operations or financial statements.
Future accounting developments
The IASB issued the following new/amended accounting standards which are not yet mandatory for reporting periods commencing 1 January 2025:
–Effective 1 January 2026: ‘Amendments to the Classification and Measurement of Financial Instruments’ (Amendments to IFRS 9 ‘Financial Instruments’ and
IFRS 7 ‘Financial Instruments: Disclosures’)- the amendments set out changes to settling financial liabilities using an electronic payment system, assessing contractual cash flow characteristics of financial assets including those with environmental, social and governance (ESG)-linked features and requiring additional disclosures for certain financial instruments. The amendments were endorsed for use in the UK on 15 April 2025. The Santander UK group has chosen not to early adopt the new standard.
–Effective 1 January 2027: IFRS 18 ‘Presentation and Disclosure in Financial Statements’ - the new standard will replace IAS 1 ‘Presentation of Financial
Statements’ and introduces changes to the categories for classifying income and expenses and subtotals presented in the income statement and new or amended disclosures in respect of management-defined performance measures and specified expenses by nature. IFRS 18 was endorsed for use in the UK on 10 December 2025. The Santander UK group has chosen not to early adopt the new standard.
The Santander UK group will assess the new/amended accounting standards to determine their potential impacts on the financial statements when they become effective or if they are otherwise early adopted when available.
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
Business combinations between entities under common control (i.e. fellow subsidiaries of Banco Santander SA, the ultimate parent) are outside the scope of
IFRS 3 - ‘Business Combinations’, and there is no other guidance for such transactions under IFRS. The Santander UK group elects to account for business combinations between entities under common control at their book values in the acquired entity by including the acquired entity’s results from the date of the business combination and not restating comparatives. Reorganisations of entities within the Santander UK group are also accounted for at their book values.
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
Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (i.e. Stage 3), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision). For more information on stage allocations of credit risk exposures, see ‘Significant increase in credit risk’ in the ‘Santander UK group level -
credit risk management’ section of the Risk review.
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
group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.

Annual Report 2025	Santander UK Group Holdings plc	165

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from Santander UK and sold, transferred, licensed, rented or exchanged. The value of such intangible assets, where they are available for use, is amortised on a straight-line basis generally over a three-year useful economic life and the assets are reviewed annually for impairment indicators and tested for impairment where indicators are present. Other intangible assets that are not yet available for use are tested for impairment annually or more frequently when events or changes in circumstances dictate.
Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits, and the cost of those products can be measured reliably. These costs include payroll, materials, services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software, are classified in intangible assets on the balance sheet and amortised on a straight-line basis generally over a three-year useful life unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs of maintaining software are expensed as incurred.
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

Annual Report 2025	Santander UK Group Holdings plc	166

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 35 years
Computer software	Generally 3 years
Right-of-use assets	Shorter of the lease term or the useful life of the underlying asset
Operating lease assets - vehicles	1 to 5 years
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
Immediately after initial recognition, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI. Corporate current accounts and instant access deposit accounts in notional pooling arrangements are managed on a net basis and are presented as a single unit of account.
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
Based on these factors, the Santander UK group classifies its debt instruments into one of the following measurement categories:
–Amortised cost - Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at
FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 13.
Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.

Annual Report 2025	Santander UK Group Holdings plc	167

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

–FVOCI - Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other operating income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
–FVTPL - Financial assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognised in profit or loss and presented in the income statement in ‘Other operating income’ in the period in which it arises.
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
Gains or losses on financial liabilities designated at FVTPL are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).
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
calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed, as described below.

Annual Report 2025	Santander UK Group Holdings plc	168

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Individually assessed impairments (IAIs)
We individually assess significant Stage 3 cases and also include high leveraged finance transactions in Stage 2 from 2025. We do this for Corporate &
Commercial Banking cases, but not for Business Banking cases in Retail & Business Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
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
and advances to customers.

Annual Report 2025	Santander UK Group Holdings plc	169

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Hedge accounting
From 1 October 2025, the Santander UK group voluntarily adopted IFRS 9 hedge accounting requirements, except for portfolio hedges of interest rate risk which continue to apply IAS 39 requirements.
The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, equity prices, inflation, and exchange rates.
At the time a financial instrument is designated as a hedge (i.e. at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk), how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed (including an analysis of potential sources of ineffectiveness), and the hedge ratio. Hedges accounted for under IFRS 9 are required to be effective on a prospective basis, in line with risk management strategy, whilst IAS 39 hedging relationships are required to be highly effective on both a prospective and retrospective basis.
The Santander UK group discontinues hedge accounting when the hedging instrument matures, is sold, or when the hedging relationship becomes ineffective because it no longer aligns with the risk management objective. In such cases, the derivative is treated as a trading derivative.
If a hedging relationship no longer meets the effectiveness requirements but the risk management objective remains, the Santander UK group may rebalance or adjust the hedge ratio to once again meet effectiveness requirements without discontinuing the hedging relationship.
For portfolio hedges of interest rate risk which continue to be accounted for under IAS 39, the Santander UK group may also voluntarily de-designate hedge relationships by ceasing to designate the financial instrument as a hedge.
A hedging instrument is generally designated in its entirety, as the factors contributing to its fair value are interdependent. IFRS 9 allows certain components of the fair value of a hedging instrument to be excluded:
(i)Separation of intrinsic and time value of an option, designating only the intrinsic value as the hedging instrument, which is mandatory if the intrinsic value is designated;
(ii)Separation of the forward and spot elements of a forward contract, designating only the spot element as the hedging instrument, determined for each hedging relationship; and
(iii)Separation of the foreign currency basis spread of a currency derivative, excluding it from the designation of the hedging instrument, determined for each hedging relationship.
The separation of these components improves hedge effectiveness and allows an alternative accounting treatment for the excluded component, consisting of recording its value changes in “Other comprehensive income - cost of hedging” and recognising it in the consolidated income statement according to the nature of the hedged item, either over time, when the hedged transaction occurs, or when the hedge relationship ends.
Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Santander UK group applies fair value and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

Annual Report 2025	Santander UK Group Holdings plc	170

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Annual Report 2025	Santander UK Group Holdings plc	171

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Probability weights assigned to multiple economic scenarios
–Expected future cash flows for individually assessed Stage 3 corporate exposures
–Collateral valuations of individually assessed Stage 3 corporate exposures
For more on each of these key judgements and estimates, see 'Critical Judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk –
credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk - credit risk management’ section of the Risk review.
b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in the provisions in Note 27 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding the historical use of discretionary commission arrangements by Santander Consumer (UK) plc and property and redundancy provisions relating to the transformation of our branch network. Note 30 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. It includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all
subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, and legal disputes regarding allocation of responsibility for a specific PPI portfolio of complaints and the historical use of discretionary commission arrangements by Santander Consumer (UK) plc.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, regulatory, and customer remediation matters. As a result, on extremely rare occasions it is not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 27 and 30.

Annual Report 2025	Santander UK Group Holdings plc	172

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

c) Retirement benefit plans
The Santander UK group operates a number of defined benefit pension schemes as described in Note 28 and estimates their position as described in the accounting policy 'Defined benefit pension schemes’.

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 28.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 28.
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to confirm that the values obtained in respect of these assets represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgement	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates	–Forecast cash flows for cash generating units
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
For more on each of these key judgements and estimates, see Note 19.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating value in use (VIU)' in Note 19.

Annual Report 2025	Santander UK Group Holdings plc	173

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Retail & Business Banking consists of two business units, Mortgages and Everyday Banking. Mortgages provides UK residential mortgages for customers with good credit quality (prime lending) mostly to owner occupiers and buy-to-let mortgages for non-professional landlords. Everyday Banking provides banking services and unsecured lending to individuals and small businesses with annual turnover up to £6.5m, such as loans, credit cards and overdrafts, as well as wealth management for high-net-worth clients.
–Consumer Finance provides prime auto consumer financing for cars, vans, motorbikes and leisure vehicles through Santander Consumer (UK) plc (SCUK).
Through our joint ventures, Hyundai Capital UK Ltd and Volvo Car Financial Services UK Limited, we provide retail point of sale customer finance and wholesale finance facilities (stock finance).
–Corporate & Commercial Banking provides banking products and services including loans, overdrafts, treasury services, invoice finance, trade and supplier finance, to SMEs, mid-sized and larger corporates typically with annual turnover up to £500m, Commercial Real Estate and Social Housing customers.
–Corporate Centre provides treasury services for asset and liability management of our balance sheet. Exposures include financial institutions (derivatives and other treasury products), structured products, and sovereign and supranational assets chosen for diversification and liquidity. It also provides mainly residential
Crown Dependencies mortgages to individuals in Jersey and the Isle of Man.
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
and net interest income is relied on primarily to assess segment performance and to make decisions on the allocation of segment resources.
Results by segment
For the year ended 31 December

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2025	£m	£m	£m	£m	£m
Net interest income	3,517	129	677	100	4,423
Non-interest income/(expense)	173	181	117	(98)	373
Total operating income	3,690	310	794	2	4,796
Operating expenses before credit impairment charges, provisions and charges	(1,933)	(150)	(376)	(35)	(2,494)
Credit impairment charges	(133)	(8)	(28)	(24)	(193)
Provisions for other liabilities and charges	(340)	(228)	(68)	37	(599)
Total credit impairment charges, provisions and charges	(473)	(236)	(96)	13	(792)
Profit/(loss) before tax	1,284	(76)	322	(20)	1,510

Revenue/(expense) from external customers	4,273	781	647	(905)	4,796
Inter-segment (expense)/revenue	(583)	(471)	147	907	—
Total operating income	3,690	310	794	2	4,796

Revenue from external customers includes the following fee and commission income[1]:
–Current account and debit card fees	415	—	49	4	468
–Insurance, protection and investments	48	—	—	—	48
–Credit cards	100	—	—	—	100
–Non-banking and other fees[2]	5	38	92	3	138
Total fee and commission income	568	38	141	7	754
Fee and commission expense	(397)	(8)	(5)	(11)	(421)
Net fee and commission income/(expense)	171	30	136	(4)	333

At 31 December 2025
Customer loans	175,196	4,979	18,927	1,454	200,556
Customer deposits	155,652	—	24,414	10,108	190,174

Average number of full-time equivalent staff	13,802	762	2,092	139	16,795
1The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance invoice finance and trade finance.

Annual Report 2025	Santander UK Group Holdings plc	174

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2024	£m	£m	£m	£m	£m
Net interest income	3,435	144	694	53	4,326
Non-interest income/(expense)	117	182	128	(70)	357
Total operating income/(expense)	3,552	326	822	(17)	4,683
Operating expenses before credit impairment charges, provisions and charges	(1,980)	(152)	(417)	(28)	(2,577)
Credit impairment charges	(49)	(17)	(4)	—	(70)
Provisions for other liabilities and charges	(297)	(332)	(50)	(27)	(706)
Total credit impairment charges, provisions and charges	(346)	(349)	(54)	(27)	(776)
Profit/(loss) before tax	1,226	(175)	351	(72)	1,330

Revenue/(expense) from external customers	3,789	754	562	(422)	4,683
Inter-segment (expense)/revenue	(237)	(428)	260	405	—
Total operating income/(expense)	3,552	326	822	(17)	4,683

Revenue from external customers includes the following fee and commission income[1]:
–Current account and debit card fees	424	—	50	—	474
–Insurance, protection and investments	48	—	—	—	48
–Credit cards	92	—	—	—	92
–Non-banking and other fees[2]	3	28	73	12	116
Total fee and commission income	567	28	123	12	730
Fee and commission expense	(445)	(7)	(10)	(22)	(484)
Net fee and commission income/(expense)	122	21	113	(10)	246

At 31 December 2024
Customer loans	173,739	4,759	18,029	1,331	197,858
Customer deposits	151,815	—	22,137	9,457	183,409

Average number of full-time equivalent staff	15,993	773	2,494	159	19,419

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2023	£m	£m	£m	£m	£m
Net interest income/(expense)	3,740	156	841	(70)	4,667
Non-interest income	177	192	135	5	509
Total operating income/(expense)	3,917	348	976	(65)	5,176
Operating expenses before credit impairment charges, provisions and charges	(1,816)	(141)	(351)	(177)	(2,485)
Credit impairment charges	(150)	(15)	(40)	(1)	(206)
Provisions for other liabilities and charges	(233)	(18)	(15)	(70)	(336)
Total credit impairment charges, provisions and charges	(383)	(33)	(55)	(71)	(542)
Profit/(loss) before tax	1,718	174	570	(313)	2,149

Revenue from external customers	3,670	663	712	131	5,176
Inter-segment revenue/(expense)	247	(315)	264	(196)	—
Total operating income/(expense)	3,917	348	976	(65)	5,176

Revenue from external customers includes the following fee and commission income[1]:
–Current account and debit card fees	493	—	49	—	542
–Insurance, protection and investments	47	—	—	—	47
–Credit card fees	94	—	—	—	94
–Non-banking and other fees[2]	3	25	79	11	118
Total fee and commission income	637	25	128	11	801
Fee and commission expense	(463)	(6)	(11)	(25)	(505)
Net fee and commission income/(expense)	174	19	117	(14)	296

At 31 December 2023
Customer loans	182,267	5,228	17,939	1,256	206,690
Customer deposits	158,329	—	24,066	11,168	193,563

Average number of full-time equivalent staff	16,330	816	2,376	184	19,706
1The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2025	Santander UK Group Holdings plc	175

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below shows the relationship between Customer assets and Loans and advances to customers as presented in the Consolidated Balance Sheet.
Customer assets exclude joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Consolidated Balance Sheet.

	Assets		Liabilities
	2025	2024	2025	2024
	£m	£m	£m	£m
Customer balances (gross)	200,556	197,858	190,174	183,409
Loan loss allowance	(730)	(785)	—	—
Customer balances (net)	199,826	197,073	190,174	183,409
Intercompany balances (including joint ventures)	5,043	4,813	1,590	1,715
Accrued interest	737	724	932	878
Other items	360	319	(365)	(227)
Loans and advances to customers / Deposits by customers	205,966	202,929	192,331	185,775
3. NET INTEREST INCOME
For the year ended 31 December

	Group
	2025	2024	2023
	£m	£m	£m
Interest and similar income:
Loans and advances to customers	9,024	9,425	8,888
Loans and advances to banks	1,292	1,668	1,865
Reverse repurchase agreements - non-trading	873	987	625
Other	623	641	475
Total interest and similar income[1]	11,812	12,721	11,853
Interest expense and similar charges:
Deposits by customers	(3,911)	(4,411)	(3,283)
Deposits by banks	(418)	(841)	(1,167)
Repurchase agreements - non-trading	(594)	(644)	(538)
Debt securities in issue	(2,290)	(2,301)	(2,024)
Subordinated liabilities	(172)	(193)	(169)
Other	(4)	(5)	(5)
Total interest expense and similar charges[2]	(7,389)	(8,395)	(7,186)
Net interest income	4,423	4,326	4,667
1Includes £274m (2024: £296m, 2023: £230m) of interest income on financial assets at FVOCI.
2Includes £501m (2024: £762m, 2023: £707m) of interest expense on the effective part of derivatives hedging debt issuances and £3m (2024: £3m, 2023: £3m) of interest expense on lease liabilities.
4. NET FEE AND COMMISSION INCOME
For the year ended 31 December

	Group
	2025	2024	2023
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	468	474	542
Insurance, protection and investments	48	48	47
Credit cards	100	92	94
Non-banking and other fees[1]	138	116	118
Total fee and commission income	754	730	801
Total fee and commission expense	(421)	(484)	(505)
Net fee and commission income	333	246	296
1Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2025	Santander UK Group Holdings plc	176

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

5. OTHER OPERATING INCOME
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Net (losses) on financial instruments designated at fair value through profit or loss[1]	(67)	(57)	(33)
Net gains on financial instruments mandatorily at fair value through profit or loss[2]	10	25	42
Hedge ineffectiveness	(24)	22	18
Net gain on sale of financial assets at fair value through other comprehensive income	1	—	—
Income from operating lease assets	124	113	118
Other	(4)	8	68
	40	111	213
1Net (losses) on financial instruments designated at fair value through profit or loss includes losses of £47m on deposits (2024: £16m losses, 2023 £24m losses), losses of £34m on debt securities (2024: £22m losses, 2023: £32m losses).
2Net gains on financial instruments mandatorily at fair value through profit or loss include gains of £1m on debt securities (2024: £7m gains, 2023: £5m gains).
Net gains on financial instruments mandatorily at FVTPL includes fair value losses of £9m (2024: losses of £21m, 2023: losses of £12m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £9m (2024: gains of £21m, 2023: gains of £12m). As a result, in 2025,
2024 and 2023 the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were £nil.

			Group
	2025	2024	2023
	£m	£m	£m
Exchange rate differences in the consolidated income statement on items not at fair value through profit or loss	457	488	1,215
These are principally offset by related releases from the cash flow hedge reserve:	(452)	(485)	(1,231)
In 2025 and 2024, no subordinated liabilities were repurchased as part of ongoing liability management exercises (2023: profit of £4m).
In 2025, Other includes £4m of losses on the sale of property as part of our transformation (2024: £8m losses; 2023: £nil).
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
PROVISIONS AND CHARGES
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Staff costs:
Wages and salaries	799	882	854
Performance-related payments	176	166	164
Social security costs	131	123	116
Pension costs - defined contribution plans	75	79	71
Pension costs - defined benefit plans	8	13	13
Other share-based payments	15	4	4
Other personnel costs	26	33	42
	1,230	1,300	1,264
Other administration expenses	939	974	931
Depreciation, amortisation and impairment	325	303	290
	2,494	2,577	2,485
Staff costs
Performance-related payments include bonuses paid in cash and share awards granted under the arrangements described in Note 35. Included in this are equity-
settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2025			Costs expected to be recognised in 2026 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	2	9	11	5	5	10
Shares	3	8	11	4	4	8
	5	17	22	9	9	18

Annual Report 2025	Santander UK Group Holdings plc	177

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table shows the amount of bonus awarded to employees for the performance year 2025. In the case of deferred cash and shares awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which the awards are subject. The deferred shares award amount is based on the fair value of the awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Cash award - not deferred	145	142	—	—	145	142
–deferred	11	8	10	14	21	22
Shares award - not deferred	9	9	—	—	9	9
–deferred	11	7	8	13	19	20
Total discretionary bonus	176	166	18	27	194	193
Other share-based payments consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-
based payments. For more, see Note 35.
The average number of full-time equivalent staff in the year is set out in Note 2.
Depreciation, amortisation and impairment
In 2025, depreciation, amortisation and impairment included depreciation of £75m (2024: £75m, 2023: £64m) on operating lease assets (where the Santander UK group is the lessor) with a carrying amount of £573m at 31 December 2025 (2024: £574m, 2023: £488m). See Note 20 for the depreciation on right-of-use assets and their carrying value.
Other administration expenses includes £17m (2024: £18m, 2023: £19m) related to short-term leases.
In 2025, depreciation, amortisation and impairment included an impairment charge of £nil (2024: £nil, 2023: £25m) associated with branch and head office site closures as part of our transformation. For more, see Note 20.
7. AUDIT AND OTHER SERVICES
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual financial statements	15.3	14.9	15.0
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
–Audit of the Santander UK group’s subsidiaries	1.0	0.7	0.7
Total audit fees[1]	16.3	15.6	15.7
Non-audit fees:
Audit-related assurance services	4.2	2.2	2.3
Other assurance services	1.3	1.2	0.8
Other non-audit services	—	0.9	0.2
Total non-audit fees	5.5	4.3	3.3
12025 audit fees included £0.8m (2024: £0.1m, 2023: £0.7m) which related to the prior years.
Audit fees payable for the statutory audit of Santander UK Group Holdings plc were £0.7m (2024: £0.7m, 2023: £0.6m).
Audit-related assurance services mainly comprised services performed in connection with review of the financial information of the Company and reporting to the
Company's UK regulators.
Other non-audit services mainly comprised services performed in support of various debt issuance programmes.
Of the total non-audit fees, £1.6m (2024: £1.5m, 2023: £1.7m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC)
guidance, £3.8m (2024: £2.7m, 2023: £1.6m) accords with the definition of 'Audit related fees' per that guidance and £93,300 (2024: £93,300, 2023: £37,000)
accords with the definition of 'All other fees' per that guidance.
In 2025, the Company's auditors earned £1.8m (2024: £1.8m, 2023: £1.6m), in relation to incremental work undertaken in support of the audit of Banco Santander
SA.

Annual Report 2025	Santander UK Group Holdings plc	178

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

8. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Credit impairment charges/(write-backs):
Loans and advances to customers	209	86	192
Recoveries of loans and advances, net of collection costs	(14)	(23)	10
Off-balance sheet credit exposures (See Note 27)	(2)	7	4
	193	70	206
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 27)	565	704	335
Charge for residual value and voluntary termination	34	2	1
	599	706	336
	792	776	542
In 2025, 2024 and 2023 there were no material credit impairment charges on Loans and advances to banks, Non-trading reverse repurchase agreements, Other financial assets at amortised cost and Financial assets at FVOCI.
9. TAXATION
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	384	194	474
Adjustments in respect of prior years	(14)	(36)	(23)
Total current tax	370	158	451
Deferred tax:
Charge for the year	25	190	109
Adjustments in respect of prior years	—	32	(7)
Total deferred tax	25	222	102
Tax on profit	395	380	553
The standard rate of UK corporation tax was 28% for banking entities and 25% for non-banking entities (2024: 28% for banking entities and 25% for non-banking entities; 2023: 27.75% for banking entities and 23.5% for non-banking entities) following the introduction of a surcharge on banking companies in 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
The Santander UK group’s effective tax rate for 2025 was 26.2% (2024: 28.6%, 2023: 25.7%). Tax on profit differs from that calculated at the statutory rate as follows:
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Profit before tax	1,510	1,330	2,149
Tax calculated at the statutory rate of 25% (2024: 25%, 2023: 23.5%)	378	333	505
Bank surcharge on profits	57	40	84
Non-deductible preference dividends paid	9	9	9
Non-deductible UK Bank Levy	11	12	10
Non-deductible conduct remediation, fines and penalties	(15)	3	13
Other non-deductible costs and non-taxable income	9	23	(5)
Effect of change in tax rate on deferred tax provision	—	—	2
Tax relief on dividends in respect of other equity instruments	(40)	(37)	(35)
Adjustment to prior year provisions	(14)	(3)	(30)
Tax on profit	395	380	553
The introduction of the OECD Pillar Two rules which became effective from 1 January 2024 had a small adverse impact on the effective tax rate in 2024 as
Santander UK's operations in Jersey and the Isle of Man became subject to an additional top-up tax of 5% in addition to each territory's statutory rate of 10%.
Enactment of similar legislation in Spain on 20 December 2024 results in this additional tax charge initially being met by Santander UK's parent in Spain. It is anticipated that such charges will be recharged to Santander UK once the return for the period is filed, and the impact has therefore been included in the overall tax charge for that period. The impact for 2024 was not material. Since tax rates applicable to operations in both Jersey and the Isle of Man increased to 15% from
1 January 2025, no additional top-up tax is due from this date.
Santander UK has also applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Annual Report 2025	Santander UK Group Holdings plc	179

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

In 2024, a liability totalling £30m was recorded by SFS in relation to a dispute with an overseas tax authority concerning the tax treatment of legacy equity-related transactions in 2018 within its Santander Corporate and Investment Banking Division (prior to the UK’s ring-fencing regime and when SFS was trading as Abbey
National Treasury Services plc). This was allocated between litigation and other regulatory provisions of £14m, and the tax charge of £16m in 2024 (see Note 27).
There has been no substantive change in the dispute in 2025. Whilst not accepting liability, SFS made a payment against this liability in Q125 to protect against further interest and penalty exposure pending conclusion of the dispute.
Current tax assets
Movements in current tax assets during the year were as follows:

		Group
	2025	2024
	£m	£m
At 1 January	504	507
Income statement charge	(370)	(158)
Other comprehensive income charge	(14)	(47)
Corporate income tax paid	60	219
Other movements	190	(17)
At 31 December	370	504
The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, current tax recognised directly in other comprehensive income and adjustments to prior period current tax provisions. In 2025 other movements includes £170m relating to amounts payable to related parties in respect of group relief (2024: £nil).
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
balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

							Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Intangible assets	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	(152)	(117)	109	7	(72)	(6)	(18)	(249)
Income statement credit/(charge)	9	(51)	—	—	(9)	(14)	40	(25)
Transfers/reclassifications	—	—	4	3	—	—	(4)	3
Credited/(charged) to other comprehensive income	—	28	(197)	(6)	—	—	—	(175)
At 31 December 2025	(143)	(140)	(84)	4	(81)	(20)	18	(446)

At 1 January 2024	(8)	(184)	71	3	(70)	18	(18)	(188)
Income statement charge	(144)	(46)	—	—	(2)	(24)	(6)	(222)
Transfers/reclassifications	—	—	1	—	—	—	1	2
Credited to other comprehensive income	—	113	37	4	—	—	5	159
At 31 December 2024	(152)	(117)	109	7	(72)	(6)	(18)	(249)
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
recognised.
In 2025 and 2024, unrecognised deferred tax assets on capital losses carried forward were £nil.

Annual Report 2025	Santander UK Group Holdings plc	180

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:
For the year ended 31 December

						Group
	2025	2024	2023	2025	2024	2023
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year - first interim	—	7.88	5.86	—	556	414
In respect of current year - second interim	—	10.47	15.92	—	739	1,124
	—	18.35	21.78	—	1,295	1,538
In 2025, no dividends were paid on the Company's ordinary shares in issue (2024: £1,295m, 2023: £1,538m) as, in anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), the Board passed a resolution in August 2025 to cancel the interim dividends that had been declared at 30 June 2025. In 2025, none (2024: £804m, 2023: £750m) of the dividends were special dividends. These were paid following review and approval by the Board in line with our dividend policy.
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
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2025			2024
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	10,555	86	131	14,570	250	158
Interest rate contracts	25,821	207	346	29,745	300	499
Inflation rate contracts	171	16	30	—	—	—
Equity and credit contracts	581	104	22	701	133	23
Total derivatives held for trading	37,128	413	529	45,016	683	680
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	4,099	86	16	1,712	42	8
Interest rate contracts	169,125	564	478	146,385	1,056	477
Inflation rate contracts	1,850	69	—	—	—	—
	175,074	719	494	148,097	1,098	485
Designated as cash flow hedges:
Exchange rate contracts	18,343	500	378	21,535	698	266
Interest rate contracts	38,521	329	368	55,811	334	929
Inflation rate contracts	—	—	—	1,794	70	—
Equity derivative contracts	56	79	—	62	24	—
	56,920	908	746	79,202	1,126	1,195
Total derivatives held for hedging	231,994	1,627	1,240	227,299	2,224	1,680
Derivative netting[1]	—	(1,058)	(1,058)	—	(1,643)	(1,643)
Total derivatives	269,122	982	711	272,315	1,264	717
1Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£827m (2024: £489m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £23m (2024: £32m).
At 31 December 2025, the fair value of derivative assets included amounts due from Banco Santander group entities of £711m (2024: £598m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £313m (2024: £258m).
For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 39.

Annual Report 2025	Santander UK Group Holdings plc	181

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional
	Traded over the counter			Asset	Liability
	Settled by central counterparties	Not settled by central counterparties	Total	Traded over the counter	Traded over the counter
2025	£m	£m	£m	£m	£m
Exchange rate contracts	—	32,997	32,997	672	525
Interest rate contracts	219,306	14,161	233,467	42	134
Inflation rate contracts	2,021	—	2,021	85	30
Equity and credit contracts	—	637	637	183	22
	221,327	47,795	269,122	982	711

2024
Exchange rate contracts	—	37,817	37,817	990	432
Interest rate contracts	217,159	14,782	231,941	47	262
Inflation rate contracts	1,794	—	1,794	70	—
Equity and credit contracts	—	763	763	157	23
	218,953	53,362	272,315	1,264	717
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
Hedges of inflation risk
Santander UK has exposure to inflation arising on UK inflation-linked gilts, that is hedged by entering into inflation swaps. Fair value hedging is applied whereby the inflation swap is hedging variability in cash flows of the inflation-linked gilt due to change in GBP RPI. Effectiveness is assessed by using linear regression techniques to compare changes in the fair value of the inflation-linked gilts attributable to the hedged risk, with changes in the fair value of the inflation linked swaps.

Annual Report 2025	Santander UK Group Holdings plc	182

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Hedges of foreign currency risk
As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, Santander
UK also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY, CAD and CHF.
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
cash settled share-based transactions, it can also arise due to changes in the expected number of Sharesave options to be exercised.

Annual Report 2025	Santander UK Group Holdings plc	183

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2025	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	12,649	10,884	60,550	75,716	3,581	163,380
	Average fixed interest rate - GBP	4.15%	4.70%	4.02%	3.54%	3.75%
	Average fixed interest rate - EUR	—	0.22%	—	0.62%	4.37%
	Average fixed interest rate - USD	—	—	—	4.09%	1.33%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	12	13	199	3,086	789	4,099
	Interest rate contracts - Nominal amount (£m)	12	13	112	2,969	789	3,895
	Average GBP - EUR exchange rate	1.18	1.14	1.16	1.18	1.18
	Average GBP - USD exchange rate	—	—	1.25	1.35	1.29
	Average fixed interest rate - EUR	1.78%	3.25%	4.08%	3.51%	2.82%
	Average fixed interest rate - USD	—	—	4.99%	4.39%	4.36%
Inflation rate/Interest rate risk	Inflation derivative contracts - Nominal amount (£m)	—	—	—	—	1,850	1,850
	Interest rate contracts - Nominal amount (£m)	—	—	—	—	1,850	1,850
	Average fixed interest rate - GBP	—	—	—	—	5.00%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	314	97	3,031	30,628	3,550	37,620
	Average fixed interest rate - GBP	4.37%	4.24%	3.34%	3.88%	4.48%
FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	1,730	12,429	2,716	16,875
	Average GBP - CHF exchange rate	—	—	1.12	1.11	—
	Average GBP - EUR exchange rate	—	—	—	1.18	1.17
	Average GBP - USD exchange rate	—	—	1.33	1.27	1.37
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	13	43	—	56
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	76	1,183	209	1,468
	Interest rate contracts - Nominal amount (£m)	—	—	—	743	158	901
	Average GBP - EUR exchange rate	—	—	1.17	1.20	—
	Average GBP - USD exchange rate	—	—	—	1.32	1.54
	Average fixed interest rate - GBP	—	—	2.96%	3.12%	4.76%

2024
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	4,174	6,301	53,703	77,274	3,409	144,861
	Average fixed interest rate - GBP	3.75%	4.29%	4.50%	3.87%	3.65%
	Average fixed interest rate - EUR	0.20%	(0.35)%	(0.45)%	0.58%	4.37%
	Average fixed interest rate - USD	1.68%	1.53%	1.53%	5.76%	0.45%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	88	128	1,018	478	1,712
	Interest rate contracts - Nominal amount (£m)	—	88	86	872	478	1,524
	Average GBP - EUR exchange rate	—	1.14	1.16	1.16	1.18
	Average GBP - USD exchange rate	—	—	—	1.32	1.28
	Average fixed interest rate - EUR	—	—	1.35%	3.30%	2.94%
	Average fixed interest rate - USD	—	—	—	4.83%	4.38%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	4,420	3,475	12,354	28,895	3,587	52,731
	Average fixed interest rate - GBP	4.59%	4.07%	4.76%	3.71%	4.35%
FX risk	Exchange rate contracts - Nominal amount (£m)	258	792	4,927	10,976	1,306	18,259
	Interest rate contracts - Nominal amount (£m)	—	—	—	—	958	958
	Average GBP - JPY exchange rate	178.37	179.99	187.64	—	—
	Average GBP - CHF exchange rate	—	—	1.09	1.11	—
	Average GBP - CAD exchange rate	—	—	1.76	—	—
	Average GBP - EUR exchange rate	—	1.20	1.19	1.18	1.16
	Average GBP - USD exchange rate	—	—	1.24	1.30	1.39
Equity risk	Equity derivative contracts - Nominal amount (£m)	—	—	16	45	1	62
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	826	394	534	1,104	418	3,276
	Interest rate contracts - Nominal amount (£m)	826	—	327	799	170	2,122
	Average GBP - EUR exchange rate	1.12	1.37	1.16	1.21	1.18
	Average GBP - USD exchange rate	—	—	1.54	1.32	1.54
	Average fixed interest rate - GBP	1.48%	2.76%	3.20%	2.77%	4.89%
Inflation risk	Inflation derivative contracts - Nominal amount (£m)	—	—	—	—	1,794	1,794
	Average fixed interest rate - GBP	—	—	—	—	4.98%

Annual Report 2025	Santander UK Group Holdings plc	184

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2025	2024	2023
	£m	£m	£m
Fair value hedging:
(Losses)/Gains on hedging instruments	(550)	199	(1,878)
Gains/(Losses) on hedged items attributable to hedged risks	523	(173)	1,893
Fair value hedging ineffectiveness	(27)	26	15
Cash flow hedging ineffectiveness	3	(4)	3
	(24)	22	18
Hedge ineffectiveness can be analysed by risk category as follows:

									Group
			2025			2024			2023
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	(527)	498	(29)	173	(156)	17	(1,864)	1,874	10
Interest rate/FX risk	9	(7)	2	26	(17)	9	(14)	19	5
Inflation rate risk/Interest rate risk	(32)	32	—	—	—	—	—	—	—
	(550)	523	(27)	199	(173)	26	(1,878)	1,893	15

					Group
		Hedging Instruments		Recognised in income statement	Reclassified from reserves to income
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI
		£m	£m	£m	£m
Cash flow hedges:
2025
Interest rate risk	Net interest income	469	(472)	(3)	(303)
FX risk	Net interest income/other operating income	(287)	294	7	(151)
Equity risk	Operating expenses	110	(105)	5	82
Interest rate/FX risk	Net interest income/other operating income	(65)	59	(6)	(89)
Inflation Risk	Net Interest Income	82	(82)	—	9
		309	(306)	3	(452)
2024
Interest rate risk	Net interest income	(769)	766	(3)	(484)
FX risk	Net interest income/other operating income	414	(405)	9	216
Equity risk	Operating expenses	9	(9)	—	11
Interest rate/FX risk	Net interest income/other operating income	(181)	171	(10)	(231)
Inflation Risk	Net Interest Income	71	(71)	—	3
		(456)	452	(4)	(485)
2023
Interest rate risk	Net interest income	449	(447)	2	(464)
FX risk	Net interest income/other operating income	(375)	377	2	(392)
Equity risk	Operating expenses	20	(20)	—	13
Interest rate/FX risk	Net interest income/other operating income	(238)	237	(1)	(388)
		(144)	147	3	(1,231)
In 2025, cash flow hedge accounting of £nil (2024: £nil) had to cease due to the hedged cash flows no longer being expected to occur.

Annual Report 2025	Santander UK Group Holdings plc	185

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2025	2024
	£m	£m
Balance at 1 January	(444)	(477)
Effective portion of changes in fair value:
– Interest rate risk	472	(766)
– Foreign currency risk	(294)	405
– Equity risk	105	9
– Interest rate/foreign currency risk	(59)	(171)
– Inflation risk	82	71
	306	(452)
Income statement transfers:
– Interest rate risk	303	484
– Foreign currency risk	151	(216)
– Equity risk	(82)	(11)
– Interest rate/foreign currency risk	89	231
– Inflation risk	(9)	(3)
	452	485
Balance at 31 December	314	(444)
Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2025					2024
		Accumulated FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinue d hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	72,645	—	(75)	(24)	553	62,849	—	(731)	(290)	(156)
Other financial assets at amortised cost	2,104	(25)	(6)	(5)	21	1,667	(45)	(7)	(7)	(44)
Reverse repurchase agreements – non trading	8,802	—	2	—	2	6,423	—	(1)	—	(1)
Other financial assets at FVOCI	2,010	(87)	—	(74)	42	2,100	(131)	—	(95)	(18)
Deposits by customers	(29,112)	—	(27)	—	(35)	(20,867)	—	9	1	18
Debt securities in issue	(4,267)	70	(32)	(38)	(79)	(4,808)	170	(54)	(77)	29
Subordinated liabilities	(505)	(18)	(1)	(28)	(6)	(511)	(12)	(1)	(36)	15
Interest rate/FX risk:
Other financial assets at FVOCI	1,898	7	—	—	46	1,503	16	—	—	(30)
Debt securities in issue	(2,284)	(5)	—	(8)	(53)	(200)	(10)	—	(14)	14
Inflation risk/Interest rate risk:
Other financial assets at amortised cost	1,884	12	—	—	32	—	—	—	—	—
Other financial assets at FVOCI	83	(1)	—	—	—	—	—	—	—	—
	53,258	(47)	(139)	(177)	523	48,156	(12)	(785)	(518)	(173)

Annual Report 2025	Santander UK Group Holdings plc	186

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

						Group
			2025			2024
	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:
Loans and advances to customers	(181)	(78)	—	362	(495)	3
Cash and balances at central banks	(234)	114	(27)	468	(193)	(50)
Deposits by banks	2	—	—	(4)	—	—
Repurchase agreements - non trading	(59)	104	104	(60)	52	—
FX risk:
Other financial assets at FVOCI	(84)	—	—	(487)	1	—
Highly probable forecast transactions	(5)	1	—	4	—	—
Debt securities in issue	383	36	—	78	181	—
Equity risk:
Other liabilities	(105)	31	—	(9)	8	—
Interest rate/FX risk:
Debt securities in issue/loans and advances to customers	10	(15)	—	167	(49)	—
Subordinated liabilities/loans and advances to customers	49	(20)	48	4	(16)	50
Inflation risk:
Other financial assets at amortised cost	(81)	139	139	(70)	66	—
Other financial assets at FVOCI	(1)	2	2	(1)	1	—
	(306)	314	266	452	(444)	3
Cost of Hedging

			Group
			2025
	Components of hedging derivatives excluded from hedge designation	£m	£m
Balance at 1 January			—
Transfers to cost of hedging reserve:
Cash flow hedges:
Foreign currency risk	Time-period related	24
	Transaction-related	—
			24
Equity risk	Time-period related	8
	Transaction-related	—
			8
			32
Fair value hedges
Foreign currency risk	Time-period related	(2)
	Transaction-related	—
			(2)
			(2)
			30
Transfers out of cost of hedging reserve:
Cash flow hedges:
Foreign currency risk	Time-period related	(1)
	Transaction-related	—
			(1)
Equity risk	Time-period related	(2)
	Transaction-related	—
			(2)
			(3)
			(3)
Tax			(3)
Balance at 31 December			24

Annual Report 2025	Santander UK Group Holdings plc	187

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR
LOSS

		Group
	2025	2024
	£m	£m
Loans and advances to customers:
Loans to housing associations	—	4
Other loans	322	318
	322	322
Debt securities	—	56
Other debt instruments	24	36
Equity securities	3	7
	349	421
For the Santander UK group, other financial assets at FVTPL comprised £282m (2024: £341m) of financial assets designated at FVTPL and £67m (2024: £80m)
of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represent other loans, being a portfolio of roll-up mortgages and deferred consideration. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.
In 2025, 2024 and 2023, the net loss in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil. The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2025 was £3m (2024: £3m 2023: £3m).
13. LOANS AND ADVANCES TO CUSTOMERS

		Group
	2025	2024
	£m	£m
Loans secured on residential properties	170,478	168,561
Corporate loans	20,620	18,741
Finance leases	4,251	4,222
Other unsecured loans	5,566	6,601
Accrued interest and other adjustments	765	799
Amounts due from fellow Banco Santander subsidiaries and joint ventures	5,043	4,813
Loans and advances to customers	206,723	203,737
Credit impairment loss allowances on loans and advances to customers	(730)	(785)
Residual value and voluntary termination provisions on finance leases	(27)	(23)
Net loans and advances to customers	205,966	202,929
At 31 December 2025, loans and advances to customers included amounts due from Banco Santander group entities of £5,043m (2024: £4,815m).
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level – Credit risk review section of the Risk review.

Annual Report 2025	Santander UK Group Holdings plc	188

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Finance lease and hire purchase contract receivables may be analysed as follows:

	Group
	2025			2024
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,362	(202)	1,160	1,400	(208)	1,192
Later than one year and not later than two years	1,337	(202)	1,135	1,423	(215)	1,208
Later than two years and not later than three years	1,086	(164)	922	1,220	(184)	1,036
Later than three years and not later than four years	972	(147)	825	721	(109)	612
Later than four years and not later than five years	135	(21)	114	115	(17)	98
Later than five years	112	(17)	95	90	(14)	76
	5,004	(753)	4,251	4,969	(747)	4,222
The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers.
Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,804m (2024: £1,748m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Finance income on the net investment in finance leases was
£324m (2024: £308m, 2023: £266m).
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
At 31 December 2025 and 2024, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2025	2024
	£m	£m
No later than one year	20	27
Later than one year and not later than two years	17	22
Later than two years and not later than three years	13	17
Later than three years and not later than four years	7	8
Later than four years and not later than five years	5	5
Later than five years	13	12
	75	91

Annual Report 2025	Santander UK Group Holdings plc	189

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

14. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes securitisations and structured entities relating to credit protection transactions.
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
Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, structured entities or Abbey Covered Bonds LLP and have been funded primarily through the issue of mortgage-backed securities, other asset-backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The structured entities and Abbey Covered Bonds LLP are consolidated as subsidiary undertakings. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the structured entities.
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
ii) Other securitisation structures
The Santander UK group also makes use of auto loan securitisations, whereby pools of auto loans originated by members of the Santander UK group are sold to special purpose vehicles by members of the Santander UK group. The special purpose vehicle funds the purchase of the auto loans by issuing Variable Funding
Notes to third-party investors. A proportion of the remaining exposure is retained by members of the Santander UK group. Members of the Santander UK group also receive payments from the special purpose vehicles in respect of fees for administering the auto loans, and payment of deferred consideration for the sale of the securitised auto loans. The members of the Santander UK group have no right or obligation to repurchase any securitised loans, except if certain representations and warranties given at the time of sale are breached and, in certain cases, if there has been a subsequent variation in the terms of the underlying auto loans not permitted under the sale agreements related to the auto loan securitisations.
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
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2025 and 2024 are listed below. The gross assets in the Santander UK group table below were transferred from the Company to the securitisations and covered bond programme vehicles but do not qualify for derecognition from the Company.

	Gross assets		External notes in issue		Notes held within the Group
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	7,090	5,109	4,887	3,379	562	389
–Fosse	1,845	2,383	201	—	1,204	1,408
	8,935	7,492	5,088	3,379	1,766	1,797
Other asset-backed securitisation structures:
–Repton	760	718	550	550	—	—
Total securitisation programmes	9,695	8,210	5,638	3,929	1,766	1,797
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	27,428	25,695	19,201	17,211	1,224	1,224
Total securitisation and covered bond programmes	37,123	33,905	24,839	21,140	2,990	3,021

Annual Report 2025	Santander UK Group Holdings plc	190

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table sets out the internal and external issuances and redemptions in 2025 and 2024 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	172	106	1,500	1,250	—	17	—	—
–Fosse	—	894	—	—	—	865	—	100
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	—	—	2,687	5,890	—	41	1,152	3,359
	172	1,000	4,187	7,140	—	923	1,152	3,459
In January 2025, £200m of the Fosse retained notes were sold to an external counterparty.
Holmes Funding Ltd has a beneficial interest of £5,407m (2024: £3,735m) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1,394m (2024: £1,394m) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £182m (2024: £126m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
The Fosse securitisation companies have cash deposits of £47m (2024: £48m), which have been accumulated to finance the redemption of a number of securities issued by the Fosse securitisation companies. The share of Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.
15. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR
DERECOGNITION
The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of those financial assets. Transferred financial assets that do not qualify for derecognition include (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and
(iii) loans transferred under securitisation or covered bond arrangements where the Santander UK group retains a continuing involvement in such transferred assets.
As a result of these sale and repurchase and securities lending transactions, the Santander UK group cannot use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.
The Santander UK group securitisation and covered bond transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans or credit agreements and retains control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets (the servicing fee in respect of which is dependent on the amount or timing of the cash flows collected from, or the non-performance of, the transferred assets), entering into a derivative transaction with the securitisation or covered bond vehicle, retaining an interest in the securitisation or covered bond vehicle or providing a cash reserve fund. Where the
Santander UK group has continuing involvement, it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group retained.
The carrying amount of the assets transferred under securitisation and covered bond arrangements and associated financial liabilities is set out in Note 14 c). The following table analyses the carrying amount of other financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2025		2024
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	1,295	1,280	1,309	(1,335)
Securities lending agreements	2,160	1,857	3,292	(2,794)

Annual Report 2025	Santander UK Group Holdings plc	191

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

16. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2025	2024
	£m	£m
Agreements with banks	3,973	1,363
Agreements with customers	13,705	8,975
	17,678	10,338
At 31 December 2025, reverse repurchase agreements - non-trading included amounts due from Banco Santander group entities of £1m (2024: £nil).
17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2025	2024
	£m	£m
Debt securities	3,987	3,408
	3,987	3,408
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds.
18. INTERESTS IN OTHER ENTITIES

		Group
	2025	2024
	£m	£m
Joint Ventures	293	289
	293	289
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
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. In 2025, Santander UK’s share in the profit after tax of its joint ventures was £4m
(2024: £45m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2025, the carrying amount of Santander UK’s interest was £293m (2024: £289m). At 31 December 2025 and 2024, the joint ventures had no commitments and contingent liabilities.
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
i) Santander (UK) Common Investment Fund (the Fund)
The Fund is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by
Santander UK, but its assets of £7,431m (2024: £7,591m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 28. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established four (2024: five) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.
Credit linked notes, which amounted to £175m (2024: £226m), are all held by third party investors. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.
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
Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the entities in connection with the credit protection outlined above.

Annual Report 2025	Santander UK Group Holdings plc	192

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

19. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Carrying amount
	£m	£m	£m
At 1 January 2025 and 31 December 2025	1,285	(86)	1,199
Impairment of goodwill
In 2025 and 2024, for the Santander UK group, no impairment of goodwill was recognised. Goodwill is tested for impairment annually, or more frequently, if reviews identify an impairment indicator or when events or changes in circumstances dictate. Goodwill is tested for impairment annually at 31 December, with a review for impairment indicators at 30 June. Impairment is required where the carrying value of goodwill exceeds its recoverable amount.
In 2025, the annual review identified that the uncertain macroeconomic and geopolitical environment increases the risk around the UK economic trajectory, and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs).
Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on a value in use (VIU) methodology at each testing date. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below. The
Retail & Business Banking segment consists of the Private Banking CGU and the rest of Retail & Business Banking, known as the Personal Financial Services
CGU.
Carrying amount of Goodwill and discount rate by CGU in the VIU calculation:

	Goodwill		Discount rate
	2025	2024	2025	2024
CGU	£m	£m	%	%
Personal Financial Services	1,169	1,169	12.3	12.1
Private Banking	30	30	9.2	10.0
	1,199	1,199
The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the forecast cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macroeconomic outlook. For the goodwill impairment tests conducted at 31 December 2025, the determination of the carrying amount of the
Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2028. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of recent events in the UK economic environment on the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2025, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of recent changes to the
BoE Bank Rate, inflation and also consider the impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 30), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2025.
Discount rate
The rate used to discount the forecast cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model
(CAPM) and calculated on a post-tax basis. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The inputs to the CAPM are observable on a post-tax basis. In determining the discount rate, management has identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. The pre-tax equivalent rate applicable to the Personal Financial Services CGU was 16.7% (2024:16.5%) and Private Banking CGU was 13.0% (2024: 15.1%). The Private
Banking CGU has a different discount rate compared to the Personal Financial Services CGU because they operate in different markets and therefore have different comparables.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the forecast cash flows in perpetuity because of the long-term perspective of CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business. The estimated UK long-term average GDP growth rate has regard to the long-term impact of inherent uncertainties, such as elevated wage growth, weak productivity, large government debt burden and fragile business and consumer confidence.

Annual Report 2025	Santander UK Group Holdings plc	193

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2025 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the
VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the value in use
At 31 December 2025 and 31 December 2024, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
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
other assumptions and could result in a larger or smaller overall impact.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Higher interest rate environment impact on customer affordability –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 5% (2024: 10%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2024: increased by 100 basis points).
At 31 December 2025 and 31 December 2024, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in a decrease in headroom as follows.

		Decrease in headroom
		2025	2024
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 5% (2024: 10%)	438	764
	Discount rate increases by 100 basis points (2024: increased by 100 basis points)	723	622
Sensitivity of Value in use changes to current assumptions to achieve £nil headroom
Although there was no impairment of goodwill relating to the Personal Financial Services CGU or the Private Banking CGU at 31 December 2025, the test for the
Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2025, there was an increase in headroom driven by higher cash flow forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2025	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in forecast cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	8,072	8,752	680	94	8

2024
Personal Financial Services	7,294	7,639	345	53	5

Annual Report 2025	Santander UK Group Holdings plc	194

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

b) Other intangibles

			Group
	Cost	Accumulated amortisation/ impairment	Carrying amount
	£m	£m	£m
At 1 January 2025	766	(426)	340
Additions	106	—	106
Disposals	(44)	39	(5)
Charge	—	(129)	(129)
Impairment	(5)	5	—
At 31 December 2025	823	(511)	312

At 1 January 2024	1,350	(1,001)	349
Additions	120	—	120
Disposals	(704)	701	(3)
Charge	—	(126)	(126)
At 31 December 2024	766	(426)	340
Other intangibles which consist of computer software, include computer software under development of £80m (2024: £99m), of which £35m is internally generated
(2024: £20m).
The impairment charge of £nil (2024: £5m) relates to computer software no longer expected to yield future economic benefits.
20. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total[1]
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2025	947	904	20	716	275	2,862
Additions	2	65	3	213	24	307
Reclassification to assets held for sale	(15)	—	—	—	—	(15)
Disposals	(20)	(38)	(1)	(225)	(16)	(300)
At 31 December 2025	914	931	22	704	283	2,854
Accumulated depreciation and impairment:
At 1 January 2025	238	694	10	142	194	1,278
Charge for the year	21	56	2	70	19	168
Impairment during the year	16	4	—	5	3	28
Reclassification to assets held for sale	(7)	—	—	—	—	(7)
Disposals	(16)	(37)	(1)	(86)	(5)	(145)
At 31 December 2025	252	717	11	131	211	1,322
Carrying amount	662	214	11	573	72	1,532

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total[1]
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2024	924	890	75	635	268	2,792
Additions	35	47	4	304	21	411
Disposals	(20)	(41)	(60)	(223)	(14)	(358)
Other	8	8	1	—	—	17
At 31 December 2024	947	904	20	716	275	2,862
Accumulated depreciation and impairment:
At 1 January 2024	227	662	69	147	175	1,280
Charge for the year	21	62	1	75	19	178
Impairment during the year	(5)	(3)	—	—	—	(8)
Disposals	(12)	(34)	(60)	(80)	—	(186)
Other	7	7	—	—	—	14
At 31 December 2024	238	694	10	142	194	1,278
Carrying amount	709	210	10	574	81	1,584
1In 2025 and 2024, property included investment properties of £16m.
See Note 27 for further details on the property provision made as part of transforming our branch network.

Annual Report 2025	Santander UK Group Holdings plc	195

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

21. DEPOSITS BY BANKS

		Group
	2025	2024
	£m	£m
Items in the course of transmission[1]	572	523
Deposits held as collateral	543	723
Other deposits[2]	5,622	12,791
	6,737	14,037
1Includes £503m (2024: £476m) of balances relating to settlement activities.
2Includes balance drawn from the TFSME of £3.9bn (2024: £11.0bn).
At 31 December 2025, deposits by banks included amounts due to Banco Santander group entities of £1,365m (2024: £401m).
22. DEPOSITS BY CUSTOMERS

		Group
	2025	2024
	£m	£m
Demand and time deposits[1]	190,741	184,060
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,590	1,715
	192,331	185,775
1Includes capital amount guaranteed / protected equity index-linked deposits of £87m (2024: £173m).
At 31 December 2025, deposits by customers included amounts due to Banco Santander group entities of £1,590m (2024: £1,715m).
23. REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2025	2024
	£m	£m
Agreements with banks	3,557	2,336
Agreements with customers	5,472	6,281
	9,029	8,617
At 31 December 2025, repurchase agreements - non-trading included amounts due to Banco Santander group entities of £20m (2024: £9m).
24. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR
LOSS

		Group
	2025	2024
	£m	£m
Structured Notes Programmes	331	355
Structured deposits	824	605
Zero Amortising Guaranteed Notes	95	95
	1,250	1,055
At 31 December 2025, other financial liabilities at fair value through profit or loss included amounts due to Banco Santander group entities of £16m (2024: £18m).
For the Santander UK group in 2025 and 2024 all the other financial liabilities were designated at FVTPL.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £1m (2024: £17m loss, 2023: £21m loss). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2025 was £5m (2024: £4m loss, 2023: £6m loss).
At 31 December 2025, the amount that would be required to be contractually paid at maturity of the securities above was £35m (2024: £76m) below the carrying value.

Annual Report 2025	Santander UK Group Holdings plc	196

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

25. DEBT SECURITIES IN ISSUE

		Group
	2025	2024
	£m	£m
Medium-term notes:
– US $30bn Euro Medium Term Note Programme	308	696
– Euro €30bn Euro Medium Term Note Programme	5,680	4,092
– US SEC-registered Debt Programme - Santander UK Group Holdings plc	7,393	6,730
	13,381	11,518
Euro €35bn Global Covered Bond Programme	19,201	17,211
US $20bn Commercial Paper Programmes	2,411	3,274
Certificates of deposit	1,607	1,196
Credit linked notes	635	441
Securitisation programmes	5,638	3,929
	42,873	37,569
The funding from the Euro 30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group
Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.
At 31 December 2025, debt securities in issue included amounts due to Banco Santander group entities of £48m (2024: £85m).
26. OTHER LIABILITIES

		Group
	2025	2024
	£m	£m
Lease liabilities	75	91
Other	2,169	1,791
	2,244	1,882
At 31 December 2025, other liabilities included amounts due to Banco Santander group entities of £274m (2024: £66m).
27. PROVISIONS

									Group
	Customer remediation	Litigation and other regulatory	Regulatory levies and fees	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	348	126	2	6	28	85	18	14	627
Additional provisions (See Note 8)	198	40	95	38	18	5	93	208	695
Provisions released (See Note 8)	(2)	(83)	—	—	(2)	(7)	—	(4)	(98)
Utilisation and other	(76)	(42)	(91)	(76)	(13)	—	(90)	(201)	(589)
Recharge[1]	—	—	—	14	—	—	—	—	14
Reclassification from provisions to other assets	—	—	—	39	—	—	—	—	39
At 31 December 2025	468	41	6	21	31	83	21	17	688
1Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group.
Provisions expected to be settled within no more than 12 months after 31 December 2025 were £357m (2024: £224m).
a) Customer remediation
Motor Finance Broker Commissions
Following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK)
plc (SCUK) received several county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause is currently in place until 31 May 2026. A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal, alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of March 2026 reflecting the extended timeline of the FCA’s Review and subsequent
Consultation (see below).
On 1 August 2025, the Supreme Court handed down its judgment in Hopcraft, Wrench and Johnson (Hopcraft) that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025 the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October, and that this consultation would be open for six weeks. In early September 2025, the appeal to the Court of Appeal of the High Court’s judicial

Annual Report 2025	Santander UK Group Holdings plc	197

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

review of a final decision by the Financial Ombudsman Service against another lender (which alongside the Supreme Court case was highly relevant to the outcome of the FCA’s Review) was discontinued.
Further to the publication of the FCA’s consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme
(Consultation), the Santander UK group has reassessed the potential financial impact arising from motor finance related redress payments.
The Santander UK group recognised a provision of £295m in its financial results for 2024. This provision was determined based upon the information then available. It included estimates for operational and legal costs and potential awards based on various scenarios and used a range of assumptions, including the possible outcome of the appeal to the Supreme Court in 2025 of the Court of Appeal’s decision in Hopcraft.
The Santander UK group responded to the Consultation on 12 December 2025 and continues to engage constructively with the FCA about its Consultation proposals. Based on its detailed consideration, the Santander UK group considers that there remains significant uncertainty regarding the ultimate outcome of the
Consultation. The Santander UK group has updated its range of scenarios which has resulted in an additional estimated charge of £183m, increasing the total provision to £461m. This continues to include estimates for operational and legal costs and potential awards reflecting an increased likelihood of a higher number of cases than had previously been predicted as eligible for redress as well as an increased possibility that a remedy is sought to be imposed which extends beyond reversing any damaging financial consequences caused by any unfair relationships. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
There continue to be significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact could be materially higher or lower than the amount provided.

		Increase / (decrease) in provision
		2025
Assumption	Change in assumption	£m
Claim rate	5% increase	18
Claim rate	5% decrease	(18)
The claim rate represents the proportion of customers who make a request for reimbursement and is a critical judgement and accounting estimate that could materially change the ultimate financial impact.
We have assumed the claim rate in our provision is in line with a write and invite redress scheme with claim rates at 85%.
Mortgages
Provisions were also recognised in 2025 for customer remediation relating to our mortgage book. These provisions remain subject to change as additional data becomes available and remediation boundaries are finalised.
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
In 2025 there were net releases of £43m (2024: £39m charge) for legal provisions.
In 2024, a liability totalling £30m was recorded by SFS in relation to a dispute with an overseas tax authority concerning the tax treatment of legacy equity-related transactions in 2018 within its Santander Corporate and Investment Banking Division (prior to the UK’s ring-fencing regime and when SFS was trading as Abbey
National Treasury Services plc). This was allocated between litigation and other regulatory provisions of £14m, and the tax charge of £16m (see Note 9). There has been no substantive change in the dispute in 2025. Whilst not accepting liability, SFS made a payment against this liability in Q125 to protect against further interest and penalty exposure pending conclusion of the dispute.
c) Regulatory levies and fees
Regulatory levies and fees are payable to regulatory bodies such as the FCA, PRA and Bank of England in the ordinary course of business. In 2025 there were charges of £95m (2024: £45m) including £50m (2024: £nil) relating to FCA fees.
d) Bank Levy
In 2025, a rate of 0.05% (2024: 0.05%) was charged on long term chargeable equity and liabilities and 0.10% on short-term chargeable liabilities (2024: 0.10%).
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
Property provisions include a charge of £16m relating to transformation activity in 2025 (2024: release of £2m). In 2025, these charges consisted of costs relating to leasehold head office closures, along with decommissioning costs relating to freehold head office sites which are either closing or consolidating.
f) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.
g) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £88m as part of our transformation to improve future returns, focused on simplifying, digitising and automating the bank.
h) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses. In 2025, Other provisions included charges for operational risk provisions of £153m (2024: £161m), including fraud losses of £122m (2024: £122m).

Annual Report 2025	Santander UK Group Holdings plc	198

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Transforming our Branch Network
In 2025 we announced changes to our branch network to enable the bank to better serve the changing needs of its customers. Starting in June 2025, the changes involve the closure of 95 branches, with new Community Bankers providing local communities with ongoing face-to-face support in these locations. Our refreshed network will consist of 350 branches, including 290 full-service branches, 36 reduced-hours branches, 18 counter-free branches and 6 Work Cafés. As part of these changes, approximately 750 of our colleagues have been placed at risk of redundancy, with support provided to those impacted, including assistance in finding redeployment roles within the bank, access to specialist outplacement support, and dedicated wellbeing support. As a result, we have taken £63m in charges in 2025 including £25m in redundancy provisions and £17m in property provisions which are included in the table shown above. The remaining £21m relates to the impairment of property, see Note 20.
28. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2025	2024
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	524	439
Unfunded pension and post-retirement medical benefits	(22)	(23)
Total net assets	502	416
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
An expense of £75m (2024: £79m) was recognised for defined contribution plans in the year and is included in staff costs within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the
Scheme). It comprises seven legally segregated sections. The scheme covers 6% (2024: 6%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members. Members accrue final salary benefits for each year of service in the Scheme, according to a salary definition which varies across the sections.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme.
The Trustee board comprises six (2024: six) Directors selected by Santander UK Group Holdings plc, plus four (2024: four) member-nominated Directors selected from eligible members who apply for the role.
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
For IAS 19, an accounting valuation of the assets and liabilities of the defined benefits schemes is prepared at each balance sheet date. For funding purposes, formal actuarial valuations are carried out on at least a triennial basis. Both valuations are carried out by independent professionally qualified actuaries. The
Scheme Trustee is responsible for the funding actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest triennial funding valuation for the Scheme at 31 March 2025 was finalised in November 2025, with an overall scheme deficit of £75m. The next scheduled triennial funding valuation will be at 31 March 2028. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 are that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Annual Report 2025	Santander UK Group Holdings plc	199

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The total amount (credited) / charged to the income statement was as follows:

			Group
	2025	2024	2023
	£m	£m	£m
Net interest income	(27)	(34)	(54)
Current service cost	8	13	13
Past service and GMP costs	—	—	1
Administration costs	8	9	7
	(11)	(12)	(33)
The amounts recognised in other comprehensive income were as follows:

			Group
	2025	2024	2023
	£m	£m	£m
Loss on plan assets (excluding amounts included in net interest expense)	359	1,217	352
Actuarial gains arising from changes in demographic assumptions	(163)	(113)	(51)
Actuarial losses arising from experience adjustments	86	84	91
Actuarial (gains)/losses arising from changes in financial assumptions	(182)	(786)	206
	100	402	598
Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2025	2024
	£m	£m
At 1 January	(7,380)	(8,201)
Current service cost paid by Santander UK plc	(8)	(13)
Interest cost	(398)	(371)
Employer salary sacrifice contributions	(2)	(4)
Remeasurement due to actuarial movements arising from:
– Changes in demographic assumptions	163	113
– Experience adjustments	(86)	(84)
– Changes in financial assumptions	182	786
Benefits paid	402	394
At 31 December	(7,127)	(7,380)
Movements in the fair value of the schemes’ assets were as follows:

	Group
	2025	2024
	£m	£m
At 1 January	7,796	8,858
Interest income	425	405
Contributions paid by employer and scheme members	177	153
Administration costs paid	(8)	(9)
Return on plan assets (excluding amounts included in net interest expense)	(359)	(1,217)
Benefits paid	(402)	(394)
At 31 December	7,629	7,796

Annual Report 2025	Santander UK Group Holdings plc	200

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The composition and fair value of the schemes’ assets by category was:

							Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2025	£m	%	£m	%	£m	%	technique
Overseas equities	—	—	585	8	585	8	A,C
Corporate bonds	2,282	30	151	2	2,433	32	A,C
Government fixed interest bonds	1,717	23	—	—	1,717	23	A
Government index-linked bonds	4,509	59	—	—	4,509	59	A
Property	—	—	848	11	848	11	B
Derivatives	—	—	(6)	—	(6)	—	A
Cash	—	—	918	12	918	12	A
Repurchase agreements[1]	—	—	(3,629)	(48)	(3,629)	(48)	A
Infrastructure	62	1	3	—	65	1	B,C
Annuities	—	—	262	3	262	3	D
Longevity swap	—	—	(76)	(1)	(76)	(1)	D
Other	—	—	3	—	3	—	C
	8,570	113	(941)	(13)	7,629	100	—
2024
Overseas equities	—	—	776	10	776	10	A,C
Corporate bonds	2,511	33	186	2	2,697	35	A,C
Government fixed interest bonds	1,348	17	—	—	1,348	17	A
Government index-linked bonds	4,444	58	—	—	4,444	58	A
Property	—	—	1,073	14	1,073	14	B
Derivatives	—	—	(18)	—	(18)	—	A
Cash	—	—	341	4	341	4	A
Repurchase agreements[1]	—	—	(3,328)	(43)	(3,328)	(43)	A
Infrastructure	—	—	112	1	112	1	B,C
Annuities	—	—	267	3	267	3	D
Longevity swap	—	—	(83)	(1)	(83)	(1)	D
Other	—	—	167	2	167	2	C
	8,303	108	(507)	(8)	7,796	100
1Sale and repurchase agreements net of purchase and resale agreements.
Valuation techniques
The main methods for measuring the fair value of the Scheme’s assets at 31 December 2025 and 2024 are set out below.
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
At 31 December 2025 and 2024, as highlighted above, the Scheme was invested in certain assets whose values are not based on market observable data, such as  investments in private equity funds and bonds, as well as commercial real estate, property funds, and infrastructure. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme also hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2025 the currency forwards had a notional value of £772m (2024: £709m). In 2025, we reduced our investments in property infrastructure and private equity.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2025 and
2024. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.

Annual Report 2025	Santander UK Group Holdings plc	201

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Funding
In November 2022, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and a schedule of contributions following the finalisation of the 31 March 2022 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £174m in 2025 (2024: £150m) to the Scheme, of which £148m (2024: £119m) was in respect of agreed deficit repair contributions. A new valuation at 31 March 2025 was agreed in November 2025 with a new schedule of contributions applying from 28
November 2025. The funding target was maintained as above. Under this valuation a single deficit contribution is due in March 2026 to address any remaining underfunding. Contingent contributions may also be due if there is underperformance from the not quoted assets. The Santander UK group also meets Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme.
It will always be different to the IAS 19 accounting position, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	Group
	2025	2024	2023
	%	%	%
To determine benefit obligations[1]:
– Discount rate for scheme liabilities	5.6	5.5	4.6
– General price inflation	2.9	3.1	3.0
– General salary increase	1.0	1.0	1.0
– Expected rate of pension increase	2.8	3.0	3.0

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.2	26.9	27.0
– Females	29.1	29.8	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.7	28.5	28.6
– Females	30.6	31.3	31.3
1The discount rate and inflation-related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in 2025 was due to the decreased inflation rate reflecting changes in market conditions and updated longevity assumptions.
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
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S4 Light all pensioners amounts mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. At 31 December 2025 the assumption for future improvements was updated and the CMI 2024 projection model adopted, with an initial addition to improvements of 0.25% per annum, and a long-term rate of future improvements to life expectancy of
1.25% for male and female members.
In 2022, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the
Trustee as part of the 2022 triennial valuation. This review resulted in changes in the assumptions for family statistics, early retirement and the withdrawal assumption. The assumptions were reviewed as part of the 2025 funding valuation which indicated no changes were required so were retained at 31 December
2025.

Annual Report 2025	Santander UK Group Holdings plc	202

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Group
		(Decrease)/increase
		2025	2024
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(377)	(413)
General price inflation	50bps increase	305	316
Mortality	Each additional year of longevity assumed	195	190
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
in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2026	503
2027	423
2028	439
2029	460
2030	475
Five years ending 2035	2,445
The average duration of the defined benefit obligation at 31 December 2025 was 12.0 years (2024: 12.7 years).
29. SUBORDINATED LIABILITIES

	Group
	2025	2024
	£m	£m
£325m Sterling preference shares	343	343
Undated subordinated liabilities	205	205
Dated subordinated liabilities	1,484	1,837
	2,032	2,385
At 31 December 2025, subordinated liabilities included amounts due to Banco Santander group entities of £1,322m (2024: £1,322m).
In 2025 and 2024, no debt securities and subordinated liabilities were repurchased as part of ongoing liability management exercises.
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
In 2025 and 2024, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Each of the subordinated liabilities issued by Santander UK Group Holdings plc has been downstreamed to Santander UK plc by means of Santander UK plc issuing equivalent subordinated liabilities to Santander UK Group Holdings plc.
Undated subordinated liabilities

	Group
		2025	2024
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
		205	205
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
at the option of Santander UK, on the business day immediately following any interest payment date.

Annual Report 2025	Santander UK Group Holdings plc	203

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Dated subordinated liabilities

	Group
		2025	2024
	Maturity	£m	£m
4.75% Subordinated notes	2025	—	332
7.95% Subordinated notes	2029	177	189
6.50% Subordinated notes	2030	1	1
5.875% Subordinated notes	2031	8	7
5.625% Subordinated notes	2045	210	226
7.869% Subordinated notes	2033	319	314
8.296% Subordinated notes	2033	769	768
		1,484	1,837
The dated subordinated liabilities are redeemable in whole at the option of Santander UK in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
30. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2025	2024
	£m	£m
Guarantees given to third parties	716	493
Formal standby facilities, credit lines and other commitments	38,158	35,178
	38,874	35,671
At 31 December 2025, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 27 for more details.
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
securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure.

Annual Report 2025	Santander UK Group Holdings plc	204

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Other legal, regulatory or tax matters
Santander UK engages in discussion, and co-operates with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties.
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
Motor finance broker commissions
As set out in Note 27, Santander UK has recognised a provision for motor finance commission payments. There continue to be significant uncertainties as to the extent of remediation action. As such, the ultimate financial impact could be materially higher or lower than the amount provided. Based on
Management's range of scenarios, the unweighted provision for the upper range estimate would result in an increase in provision from £461m to £646m.
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
During 2025 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial liabilities. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability. Any potential losses, claims or expenses suffered or incurred by Santander
Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between
Santander UK plc, Santander Financial Services plc and Banco Santander SA.
Payment Protection Insurance claim
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii)
Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim.
In October 2025, the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal). In January 2026, AXA France obtained permission to cross-appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 against Santander Cards UK Limited. If the Santander Entities and AXA are both successful in their respective appeals, subject to any further appeal and defences which may be available to the
Santander Entities, the Court of Appeal may find that Santander Cards UK Limited has a liability in contribution to AXA France for an amount to be determined by the Court.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. In addition to the significant uncertainties outlined above as to whether any exposure for Santander Cards UK Limited will arise, it is noted that any such exposure would represent a reallocation of the costs already paid and recognised by other entities within the Banco Santander SA Group.
The significant uncertainties make it difficult to predict the timing or the significance of the possible impact for the Santander UK group. With that context (and subject to the foregoing), the Santander UK group notes that its maximum potential exposure is approximately £528m. A decision on the Santander Appeal and
AXA France’s cross appeal is expected in H2 2026.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.

Annual Report 2025	Santander UK Group Holdings plc	205

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €40m. At this stage, our assessment is that the litigation will not give rise to more than €1bn of losses relating to UK&I MIFs, which would mean that the indemnity would not be called upon. However, the potential impact of the litigation is still not certain, and therefore it is still possible that the indemnity could be called upon.
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
31. SHARE CAPITAL

		Group
	Ordinary shares of £1 each
Issued and fully paid share capital	No.	£m
At 31 December 2024, 1 January 2025 and 31 December 2025	7,060,000,000	7,060
32. OTHER EQUITY INSTRUMENTS

				Group
	Interest rate	Next call date	2025	2024
	%		£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	—	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	June 2027	750	750
- £400m Fixed Rate Reset Perpetual AT1 Capital Securities	8.75	Sept 2029	400	400
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	7.63	Sept 2030	500	—
			2,100	2,100
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
In February 2025, Santander UK Group Holdings plc issued £500m 7.63% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the
Company’s immediate parent company, Banco Santander SA, and in March 2025 redeemed the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital
Securities.
All AT1 securities are redeemable at the option of the Company, and only with the consent of the PRA.
All of the outstanding Fixed Rate Reset Perpetual AT1 Capital Securities issued by the Company were fully subscribed by the Company's immediate parent company, Banco Santander SA.

Annual Report 2025	Santander UK Group Holdings plc	206

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

33. NOTES TO CASH FLOWS
Changes in liabilities and equity arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the
Consolidated Statement of Changes in Equity.

					Group
	Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Total
2025	£m	£m	£m	£m	£m
At 1 January	37,569	2,385	2,100	91	42,145
Proceeds from issue of debt securities	9,810	—	—	—	9,810
Repayment of debt securities	(4,329)	—	—	—	(4,329)
Repayment of subordinated liabilities	—	(302)	—	—	(302)
Issue of other equity instruments	—	—	500	—	500
Repurchase of other equity instruments	—	—	(500)	—	(500)
Principal elements of lease payments	—	—	—	(23)	(23)
Liability-related other changes	657	(5)	—	7	659
Non-cash changes:
– Unrealised foreign exchange	(611)	(55)	—	—	(666)
– Other changes	(223)	9	—	—	(214)
At 31 December	42,873	2,032	2,100	75	47,080

2024
At 1 January	35,778	2,386	2,196	114	40,474
Proceeds from issue of debt securities	8,366	—	—	—	8,366
Repayment of debt securities	(6,531)	—	—	—	(6,531)
Issue of other equity instruments	—	—	400	—	400
Repurchase of other equity instruments	—	—	(500)	—	(500)
Principal elements of lease payments	—	—	—	(33)	(33)
Liability-related other changes	279	1	—	10	290
Non-cash changes:
– Unrealised foreign exchange	(369)	12	—	—	(357)
– Other changes	46	(14)	4	—	36
At 31 December	37,569	2,385	2,100	91	42,145

2023
At 1 January	36,420	2,332	2,196	129	41,077
Proceeds from issue of debt securities	5,347	—	—	—	5,347
Repayment of debt securities	(5,438)	—	—	—	(5,438)
Proceeds from issue of subordinated liabilities	—	1,050	—	—	1,050
Repayment of subordinated liabilities	—	(971)	—	—	(971)
Principal elements of lease payments	—	—	—	(48)	(48)
Liability-related other changes	(159)	25	—	33	(101)
Non-cash changes:
– Unrealised foreign exchange	(750)	(54)	—	—	(804)
– Other changes	358	4	—	—	362
At 31 December	35,778	2,386	2,196	114	40,474
Footnotes to the consolidated cash flow statement
Net cash flows from operating activities includes interest received of £11,755m (2024: £12,652m, 2023: £11,627m), interest paid of £7,245m (2024: £8,292m,
2023: £6,496m) and dividends received of £nil (2024: £nil, 2023: £nil).
Total cash outflow for leases was £26m (2024: £36m, 2023: £50m).

Annual Report 2025	Santander UK Group Holdings plc	207

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

34. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL
ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2025	2024
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,440	1,580
Loans and advances to banks	248	139
Loans and advances to customers - securitisations and covered bonds (See Note 14)	36,466	32,721
Loans and advances to customers - other	6,513	14,846
Other financial assets at amortised cost	1,282	1,529
Financial assets at fair value through other comprehensive income	2,900	4,504
Total on-balance sheet	48,849	55,319
Total off-balance sheet	9,719	9,634
Santander UK provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
Santander UK also enters into sale and repurchase agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2025 was £15,243m (2024:
£16,987m), of which £2,474m (2024: £2,472m) was classified in ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.
Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds through or involving structured entities. At 31
December 2025, there were £37,123m (2024: £33,905m) of gross assets in these secured programmes and £657m (2024: £1,184m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2025, £2,975m (2024: £3,003m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 31 December 2025 (2024: £1,500m), or for use
as collateral for liquidity purposes in the future.
Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by Santander UK. These balances amounted to £7,198m at 31 December
2025 (2024: £15,930m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives and other business
In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2025,
£2,133m (2024: £1,787m) of such collateral in the form of cash had been provided by Santander UK and is included in the table above.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2025	2024
	£m	£m
On-balance sheet:
Deposits by banks	543	723
Deposits by customers	122	—
Total on-balance sheet	665	723
Total off-balance sheet	18,163	14,862
Purchase and resale agreements
Santander UK also enters into purchase and resale agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31
December 2025, the fair value of such collateral received was £16,410m (2024: £13,221m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £1,753m at 31 December 2025 (2024:
£1,641m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2025,
£665m (2024: £723m) of such collateral in the form of cash had been received by Santander UK and is included in the table.

Annual Report 2025	Santander UK Group Holdings plc	208

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
At 31 December 2025, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £64m (2024: £24m), of which £12m had vested at 31 December 2025 (2024: £1m).
a) Sharesave Schemes
The Santander UK group launched its seventeenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in
September 2025. Sharesave invitations have been offered since 2008 under broadly similar terms. However, in 2025 only a three-year term was offered. Eligible employees may enter into contracts to save between £5 and £500 per month. At the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to 20%. This year, a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander group. Participants in the scheme have six months from the date of vesting to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	25,689	2.39	27,139	2.19
Granted	3,324	6.35	4,991	3.36
Exercised	(9,966)	1.90	(4,004)	2.29
Forfeited/expired	(1,554)	2.88	(2,437)	2.37
Outstanding at 31 December	17,493	3.38	25,689	2.39
Exercisable at 31 December	1,886	2.10	1,115	2.36
The weighted average share price at the date the options were exercised was £7.78 (2024: £3.64).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2025 and 2024.

		2025		2024
Range of exercise prices	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
	Years	£	Years	£
£1 to £2	1	1.86	2	1.85
£2 to £3	2	2.74	2	2.71
£3 to £4	3	3.36	4	3.36
£6 to £7	3	6.35	0	—
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.44 (2024: £0.23).
b) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. Those employees who are designated as Material Risk Takers receive part of their annual bonus as a deferred award comprising 50% in shares and 50% in cash. Either
40% (for any variable pay award of less than £660,000) or 60% (for the portion of any variable pay award greater than £660,000) is deferred over a four- or five-
year period from the anniversary of the initial award. Deferred bonus awards in shares or share options are subject to an additional one-year retention period from the point of delivery. Any deferred awards are dependent on continued employment and subject to Santander UK's discretion, and the vesting of deferred bonus awards is subject to potential performance adjustment.
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. At 31 December 2025, 2,815,000 shares were outstanding (2024: 3,662,718 shares).
d) Transformation Incentive Plan
Awards under this one-off long-term incentive plan were granted in 2021, 2022 and 2023 with performance assessed over the period 1 January 2021 to 31
December 2023. Awards for Material Risk Takers were granted half in cash and half in share-based awards (linked to the Banco Santander SA share price) and will vest in accordance with regulatory requirements. The liability arising from share-based payment transactions, excluding any cash element was £13.4m (2024:
£5.2m).

Annual Report 2025	Santander UK Group Holdings plc	209

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

36. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
The Directors of Santander UK Group Holdings plc did not receive any remuneration solely in respect of their services to the Company. The remuneration disclosures in these financial statements reflect the remuneration of those Directors of Santander UK Group Holdings plc who are remunerated in respect of their services across the Santander UK plc group.
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel (KMP) of the Santander UK group is set out in aggregate below.

	2025	2024	2023
Directors’ remuneration	£	£	£
Salaries and fees	5,387,747	4,879,413	4,008,772
Performance-related payments	3,437,456	2,871,476	1,002,607
Other fixed remuneration (pension and other allowances & non-cash benefits)[1]	589,261	516,442	222,538
Total remuneration	9,414,464	8,267,331	5,233,917

	2025	2024	2023
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits	20,322,582	17,250,685	13,235,757
Post-employment benefits	927,003	654,824	611,769
Compensation for loss of office[2]	3,000	—	—
Total compensation	21,252,585	17,905,509	13,847,526
1Included in Other fixed remuneration is an employer pension contribution to a defined contribution scheme of £150,775 (2024: £122,915).
2During 2025 legal fees of £3,000 were paid to one KMP in connection to loss of office. In 2024 and 2023, no compensation for loss of office was paid to Directors or Other KMPs. No payments to past directors have been made in respect of 2025 or 2024.
In 2025, the remuneration, excluding pension contributions, of the highest paid Director, was £3,422,838 (2024: £3,160,709, 2023: £2,640,491) of which
£1,686,482 (2024: £1,431,612, 2023: £1,002,607) was performance related. In 2025, the accrued defined benefit pension relating to the highest paid director was
£nil (2024: £nil, 2023: £nil).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 28 for details of the schemes and the related costs and obligations. No director has a deferred pension benefit accruing under a defined benefit scheme. Ex-gratia pensions paid to former Directors of Santander UK plc in 2025, which have been provided for previously, amounted to £445,951 (2024: £430,904; 2023: £327,462). Since the Company became part of the Banco Santander group, the
Board has not awarded any new ex-gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other KMP (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2025		2024
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	7	728	6	891
Net movements	2	340	1	(163)
At 31 December	9	1,068	7	728

Deposit, bank and instant access accounts and investments
At 1 January	16	1,271	13	1,176
Net movements	3	785	3	95
At 31 December	19	2,056	16	1,271
In 2025 and 2024, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2025 and 2024, no Directors exercised share options over shares in Banco
Santander SA, the ultimate parent company of the Company.
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
In 2025 and 2024, two Directors had loans with a principal amount of £380,067 outstanding at 31 December 2025 (2024: £180,000). In 2025, three Other KMPs had loans (2024: one), with a principal amount of £640,794 outstanding at 31 December 2025 (2024: £515,100).
In 2025 and 2024, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other KMP or their connected persons had a material interest. In addition, in 2025 and 2024, no Director had a material interest in any contract of significance with Santander UK other than a service contract or appointment letter, as appropriate.

Annual Report 2025	Santander UK Group Holdings plc	210

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2025	2024	2023	2025	2024	2023	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(21)	(65)	(12)	329	226	475	853	641	(3,072)	(2,087)
Fellow subsidiaries	(29)	(33)	(28)	297	216	194	33	34	(390)	(221)
Joint ventures	(287)	(258)	(183)	76	84	55	5,038	4,812	(1,485)	(1,567)
	(337)	(356)	(223)	702	526	724	5,924	5,487	(4,947)	(3,875)
For more on this, see Note 11 Derivative Financial Statements, Note 13 Loans and advances to customers, Note 16 Reverse Repurchase agreements, Note 21
Deposit by banks, Note 22 Deposits by customers, Note 23 Repurchase agreements - non-trading, Note 24 Other Financial liabilities at Fair Value Through Profit or Loss, Note 25 Debt Securities in Issue, Note 26 Other liabilities, Note 29 Subordinated Liabilities and Note 32 Other Equity Instruments.
The above transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.
Santander (CF Trustee) Limited entered into an unsecured committed liquidity facility with Santander UK plc for £300m with a maturity date of 4 November 2026.
This facility provides an alternate source of short-term liquidity for day-to-day operational needs. At the balance sheet date, no drawings had been made from this facility.
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
would use when pricing assets or liabilities and are considered significant to the overall valuation.

Annual Report 2025	Santander UK Group Holdings plc	211

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2025 and 2024 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2025, 2024 and 2023.
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
implementation of the model and its integration within the trading system.

Annual Report 2025	Santander UK Group Holdings plc	212

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2025 and 2024, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

										Group
	2025					2024
			Fair value		Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	206,772	206,772	205,966	—	—	201,864	201,864	202,929
Loans and advances to banks	—	1,154	—	1,154	1,154	—	1,101	—	1,101	1,101
Reverse repurchase agreements - non-trading	—	17,696	—	17,696	17,678	—	10,342	—	10,342	10,338
Other financial assets at amortised cost	3,747	—	—	3,747	3,987	3,190	—	—	3,190	3,408
	3,747	18,850	206,772	229,369	228,785	3,190	11,443	201,864	216,497	217,776
Liabilities
Deposits by customers	—	122	192,896	193,018	192,331	—	197	185,050	185,247	185,775
Deposits by banks	—	6,739	—	6,739	6,737	—	13,979	38	14,017	14,037
Repurchase agreements - non-trading	—	9,039	—	9,039	9,029	—	8,622	—	8,622	8,617
Debt securities in issue	36,870	5,103	1,421	43,394	42,873	31,907	4,034	1,771	37,712	37,569
Subordinated liabilities	1,065	1,161	187	2,413	2,032	1,630	10	1,061	2,701	2,385
	37,935	22,164	194,504	254,603	253,002	33,537	26,842	187,920	248,299	248,383
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
Other financial assets at amortised cost
These consist of asset-backed securities and debt securities. The asset-backed securities can be complex products and in some instances are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. The debt security investments consist of a portfolio of government debt securities. The fair value of this portfolio has been determined using quoted market prices.

Annual Report 2025	Santander UK Group Holdings plc	213

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2025 and 31 December 2024, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2025				2024
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	672	—	672	—	990	—	990	A
	Interest rate contracts	—	1,100	—	1,100	—	1,690	—	1,690	A & C
	Inflation rate contracts	—	85	—	85	—	70	—	70	A
	Equity and credit contracts	—	153	30	183	—	122	35	157	B & D
	Netting	—	(1,058)	—	(1,058)	—	(1,643)	—	(1,643)
		—	952	30	982	—	1,229	35	1,264
Other financial assets at FVTPL	Loans and advances to customers	—	282	40	322	—	278	44	322	A
	Debt securities and other debt instruments	—	—	24	24	—	56	36	92	A, B & D
	Equity securities	—	—	3	3	—	—	7	7	B
		—	282	67	349	—	334	87	421
Financial assets at FVOCI	Debt securities	5,017	199	—	5,216	8,805	201	34	9,040	D
		5,017	199	—	5,216	8,805	201	34	9,040
Total assets at fair value		5,017	1,433	97	6,547	8,805	1,764	156	10,725

Liabilities
Derivative financial instruments	Exchange rate contracts	—	525	—	525	—	432	—	432	A
	Interest rate contracts	—	1,192	—	1,192	—	1,905	—	1,905	A & C
	Inflation rate contracts	—	30	—	30	—	—	—	—	A
	Equity and credit contracts	—	9	13	22	—	9	14	23	B & D
	Netting	—	(1,058)	—	(1,058)	—	(1,643)	—	(1,643)
		—	698	13	711	—	703	14	717
Other financial liabilities at FVTPL	Debt securities in issue	—	331	—	331	—	355	—	355	A
	Structured deposits	—	824	—	824	—	605	—	605	A
	Zero Amortising Guaranteed Notes	—	95	—	95	—	95	—	95	D
		—	1,250	—	1,250	—	1,055	—	1,055
Total liabilities at fair value		—	1,948	13	1,961	—	1,758	14	1,772
Transfers between levels 1 and 2 of the fair value hierarchy
In 2025 and 2024, there were no significant transfers of financial instruments between levels 1 and 2 of the fair value hierarchy.

Annual Report 2025	Santander UK Group Holdings plc	214

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

		Group
	2025	2024
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	9	6
- Uncertainty	19	25
- Credit risk adjustment	1	1
- Funding fair value adjustment	1	—
	30	32
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
profits and losses.

Annual Report 2025	Santander UK Group Holdings plc	215

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

g) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Group
			Balance sheet value		Fair value movements recognised in profit/(loss)

			2025	2024	2025	2024	2023
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	30	35	1	6	12
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	20	22	(1)	(1)	(2)
3. FVTPL assets	Loans and advances to customers	Other loans	20	22	2	—	4
4. FVTPL assets	Debt securities	Reversionary property securities	24	36	—	2	(3)
5. FVTPL assets	Equity securities	Unlisted equity shares	3	7	5	(3)	27
6. FVTPL assets	Debt Instruments	Other securities	—	34	—	—	—
			97	156	7	4	38
Other Level 3 assets			—	—	—	—	7
Other Level 3 liabilities			(13)	(14)	1	(5)	(1)
Total net assets			84	142
Total income/(expense)					8	(1)	44
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
2. FVTPL assets – Loans and advances to customers – roll-up mortgage portfolio
These represent roll-up mortgages (sometimes referred to as lifetime mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not have to make any interest payments during their lifetime in which case the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property, and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative equity guarantee’. Santander UK suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.
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
collateral type, and credit ratings.

Annual Report 2025	Santander UK Group Holdings plc	216

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2025 and 2024:

	Group
	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2025	35	87	34	156	(14)	(14)
Total gains/(losses) recognised:
Fair value movements[1]	1	6	—	7	1	1
Foreign exchange and other movements	—	(2)	—	(2)	—	—
Transfers out	—	—	(32)	(32)	—	—
Settlements	(6)	(24)	(2)	(32)	—	—
At 31 December 2025	30	67	—	97	(13)	(13)

Gains recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year[1]	1	4	—	5	1	1

At 1 January 2024	36	125	—	161	(10)	(10)
Total gains/(losses) recognised:
Fair value movements[1]	6	(2)	—	4	(5)	(5)
Purchases	—	—	34	34	—	—
Settlements	(7)	(36)	—	(43)	1	1
At 31 December 2024	35	87	34	156	(14)	(14)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year[1]	6	(2)	—	4	(5)	(5)
1Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

Annual Report 2025	Santander UK Group Holdings plc	217

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

h) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

	Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2025	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	91	104	453	146	794
Other financial liabilities at fair value through profit or loss	—	172	114	707	438	1,431
Deposits by customers	179,889	5,538	5,004	1,876	210	192,517
Deposits by banks	806	725	968	3,298	1,666	7,463
Repurchase agreements – non-trading	—	6,584	2,524	—	—	9,108
Debt securities in issue	—	7,197	3,238	28,521	11,487	50,443
Subordinated liabilities	—	33	98	621	2,623	3,375
Lease liabilities	—	—	21	46	17	84
Total financial liabilities	180,695	20,340	12,071	35,522	16,587	265,215
Off-balance sheet commitments given	3,810	22,766	1,330	7,602	3,366	38,874

2024
Financial liabilities
Derivative financial instruments	—	168	136	321	185	810
Other financial liabilities at fair value through profit or loss	10	3	135	556	524	1,228
Deposits by customers	171,951	5,181	5,686	2,947	320	186,085
Deposits by banks	1,396	1,562	7,621	4,463	—	15,042
Repurchase agreements – non-trading	—	7,894	762	—	—	8,656
Debt securities in issue	—	5,930	2,057	28,422	7,773	44,182
Subordinated liabilities	—	27	628	332	1,895	2,882
Lease liabilities	—	—	29	60	19	108
Total financial liabilities	173,357	20,765	17,054	37,101	10,716	258,993
Off-balance sheet commitments given	4,028	19,088	916	8,391	3,248	35,671
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
no control over the timing and amount of redemptions of residential mortgages.

Annual Report 2025	Santander UK Group Holdings plc	218

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
presented in the tables below do not represent Santander UK’s total credit exposure.

								Group
	Amounts subject to enforceable netting arrangements						Assets not subject to enforceable netting arrangements[2]
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral[1]	Net amount		Balance sheet total[3]
2025	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	2,002	(1,058)	944	(436)	(374)	134	38	982
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	20,967	(3,289)	17,678	(1,167)	(16,511)	—	—	17,678
Loans and advances to customers and banks[4]	4,128	(588)	3,540	—	(169)	3,371	203,580	207,120
	27,097	(4,935)	22,162	(1,603)	(17,054)	3,505	203,618	225,780
Liabilities
Derivative financial liabilities	1,755	(1,058)	697	(436)	(182)	79	14	711
Repurchase, securities lending & similar agreements:
- Amortised cost	12,318	(3,289)	9,029	(1,167)	(7,862)	—	—	9,029
Deposits by customers and banks[4]	588	(588)	—	—	—	—	199,068	199,068
	14,661	(4,935)	9,726	(1,603)	(8,044)	79	199,082	208,808

2024
Assets
Derivative financial assets	2,859	(1,643)	1,216	(421)	(725)	70	48	1,264
Reverse repurchase, securities borrowing & similar agreements:
- Amortised cost	16,175	(5,837)	10,338	(63)	(10,275)	—	—	10,338
Loans and advances to customers and banks[4]	5,604	(635)	4,969	—	(183)	4,786	199,061	204,030
	24,638	(8,115)	16,523	(484)	(11,183)	4,856	199,109	215,632
Liabilities
Derivative financial liabilities	2,340	(1,643)	697	(421)	(129)	147	20	717
Repurchase, securities lending & similar agreements:
- Amortised cost	14,454	(5,837)	8,617	(63)	(8,554)	—	—	8,617
Deposits by customers and banks[4]	635	(635)	—	—	—	—	199,812	199,812
	17,429	(8,115)	9,314	(484)	(8,683)	147	199,832	209,146
1Financial collateral is reflected at its fair value but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
2This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
3The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
4The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

Annual Report 2025	Santander UK Group Holdings plc	219

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

40. ASSETS HELD FOR SALE
Sale of property
The sale of the whole of Santander House, Milton Keynes is expected to complete in 2026. As such, the Santander UK group classified Santander House, which is included in the Corporate Centre segment and carried at the sales price, as held for sale.
At 31 December 2025 and 31 December 2024, assets held for sale comprised:

	2025	2024
	£m	£m
Assets
Property, plant and equipment	18	12
	18	12
41. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2025 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Annual Report 2025	Santander UK Group Holdings plc	220

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42. COMPANY FINANCIAL DATA
Company Balance Sheet
At 31 December 2025

		2025	2024
	Notes	£m	£m
Assets
Other financial assets at fair value through profit or loss	4	9,663	8,792
Loans and advances to banks	5	1,444	1,845
Other financial assets at amortised cost	6	1,297	1,644
Interests in other entities	7	13,545	13,545
Current tax assets		5	4
Other assets		—	2
Total assets		25,954	25,832
Liabilities
Other financial liabilities at fair value through profit or loss	8	9,805	8,792
Debt securities in issue	9	1,347	1,916
Subordinated liabilities	10	1,297	1,644
Total liabilities		12,449	12,352
Equity
Share capital	13	7,060	7,060
Other equity instruments	14	2,100	2,100
Retained earnings		4,345	4,320
Total shareholders’ equity		13,505	13,480
Total liabilities and equity		25,954	25,832
The accompanying Notes form an integral part of these Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	221

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Company Cash Flow Statement
For the year ended 31 December

		2025	2024
	Notes	£m	£m
Cash flows from operating activities
Profit before tax		163	1,435
Adjustments for:
Non-cash items included in profit		(20)	(2)
Net change in operating assets and liabilities		(534)	932
Corporation taxes received		—	22
Effects of exchange rate differences		(91)	28
Net cash flows from operating activities		(482)	2,415
Cash flows from investing activities
Purchase of financial assets at amortised cost and financial assets at fair value		—	(400)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value		326	500
Net cash flows from investing activities		326	100
Cash flows from financing activities
Issue of other equity instruments		500	400
Issue of debt securities and subordinated notes		3,067	770
Repayment of debt securities and subordinated liabilities		(2,742)	(1,741)
Repurchase of other equity instruments		(500)	(500)
Issuance costs of debt securities and subordinated notes		(8)	(2)
Dividends paid on ordinary shares	3	—	(1,295)
Dividends paid on other equity instruments		(142)	(139)
Net cash flow from financing activities		175	(2,507)
Change in cash and cash equivalents		19	8
Cash and cash equivalents at beginning of the year		52	44
Cash and cash equivalents at the end of the year		71	52
The accompanying Notes form an integral part of these Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	222

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Company Statement of Changes in Equity
For the year ended 31 December

	Share capital	Other equity instruments	Retained earnings	Total
	£m	£m	£m	£m
At 1 January 2025	7,060	2,100	4,320	13,480
Total comprehensive income[1]	—	—	167	167
Issue of other equity instruments	—	500	—	500
Repurchase of other equity instruments	—	(500)	—	(500)
Dividends on other equity instruments	—	—	(142)	(142)
At 31 December 2025	7,060	2,100	4,345	13,505

At 1 January 2024	7,060	2,196	4,315	13,571
Total comprehensive income[1]	—	—	1,439	1,439
Issue of other equity instruments	—	400	—	400
Repurchase of other equity instruments	—	(496)	—	(496)
Dividends on ordinary shares	—	—	(1,295)	(1,295)
Dividends on other equity instruments	—	—	(139)	(139)
At 31 December 2024	7,060	2,100	4,320	13,480
1Total comprehensive income comprises only the profit for the year; no statement of comprehensive income has been shown for the Company, as permitted by Section 408 of the UK Companies Act 2006.
The accompanying Notes form an integral part of these Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	223

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Critical judgements and accounting estimates
The preparation of the financial statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions. In preparing the financial statements, no significant judgements have been made in the process of applying the accounting policies.
42.2. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
PROVISIONS AND CHARGES
These comprise wages and salaries of £6m (2024: £7m) recharged by the operating company, Santander UK plc. In 2025 and 2024, the Company had no full-
time staff as they are all employed by Santander UK plc.
42.3. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
42.4. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR
LOSS

	2025	2024
	£m	£m
Debt securities	9,663	8,792
Total	9,663	8,792
In 2025 and 2024, all other financial assets were mandatorily held at FVTPL. In 2025, as part of MREL requirements, the Company issued £2,972m (2024:
£799m) debt securities, which were subsequently downstreamed to Santander UK plc.

Annual Report 2025	Santander UK Group Holdings plc	224

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42.5. LOANS AND ADVANCES TO BANKS
Loans and advances to banks comprise mainly amounts due from Santander UK group undertakings. The fair values of loans and advances to banks approximates their carrying amounts. In 2025 and 2024, there were no material expected credit losses. All of our senior debt issued out of Santander UK Group
Holdings plc is downstreamed to our principal operating company Santander UK plc.
42.6. OTHER FINANCIAL ASSETS AT AMORTISED COST
These consist of £1,297m (2024: £1,644m) of investments in subordinated notes, of which none (2024: £557m) are expected to mature no more than 12 months after 31 December 2025.
42.7. INTERESTS IN OTHER ENTITIES

	2025	2024
	£m	£m
Interests in ordinary shares of subsidiaries	11,635	11,635
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	750	750
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	210	210
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	50	50
- £400m Fixed Rate Reset Perpetual AT1 Capital Securities	400	400
	13,545	13,545
Details of subsidiaries and joint ventures are set out in the Shareholder information section. For information on AT1 Capital Securities, see Note 32 to the
Consolidated Financial Statements. The Company has no direct interests in joint ventures or associates.
Interests in other entities mainly relate to investments in 100% of the ordinary share capital of Santander UK plc, Santander Financial Services plc and Santander
Equity Investments Limited, as well as holdings of AT1 Capital Securities issued by Santander UK plc.
Interests in subsidiaries are held at cost subject to impairment.
The Company’s interests in subsidiaries were as follows:

	Cost	Impairment	Carrying amount
	£m	£m	£m
At 31 December 2025	11,645	(10)	11,635

At 31 December 2024	11,645	(10)	11,635
Impairment testing
At each balance sheet date, or more frequently when events or changes in circumstances dictate, interests in other entities are assessed for indicators of impairment. If indications are present, they are subject to an impairment assessment. Impairment is required where the carrying value of goodwill exceeds its recoverable amount.
Basis of the recoverable amount
Where an impairment assessment was required, the recoverable amount of interests in other entities was determined based on a value in use (VIU) methodology at each testing date. For each investment, the VIU is calculated by discounting management’s cash flow projections for the investment. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each investment are set out below.
Carrying amount of investments and discount rate in the VIU calculation

	Carrying amount of investment		Discount rate
	2025	2024	2025	2024
Investment	£m	£m	%	%
Santander UK plc	11,268	11,268	12.3	12.1
Santander Financial Services plc	337	337	12.3	12.1
Other	30	30
	11,635	11,635

Annual Report 2025	Santander UK Group Holdings plc	225

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Management’s judgement in estimating the cash flows of an investment
The VIU calculation uses cash flow projections derived from the latest 3-year plan presented to the Board. For more details, see Note 19 to the Consolidated
Financial Statements.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 30 to the
Consolidated Financial Statements), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at
31 December 2025.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each investment, which is derived using a CAPM. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the investment being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble our investments and adjusted them for tax to arrive at the pre-tax equivalent rate. The pre-tax equivalent rate applicable to Santander UK plc was 17.4% (2024: 16.8%) and Santander Financial Services plc was 17.7%
(2024: 18.1%).
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
Investments in Santander UK plc and Santander Financial Services plc
The VIU of each investment remains higher than the carrying value of the investment. The VIU review at 31 December 2025 did not indicate the need for an impairment in the Company’s investments in Santander UK plc and Santander Financial Services plc.
Sensitivities of VIU changes to current assumptions to achieve £nil headroom in Santander UK plc
Although there was no impairment of the Company's investment in Santander UK plc at 31 December 2025 and 2024, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2025	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander UK plc	11,268	15,053	3,785	431	25

2024
Santander UK plc	11,268	11,683	415	43	4
The increase in headroom was a result of increased profitability, forecast cash flows, and a higher starting CET1 balance due to ongoing capital generation and a no-dividend decision for 2025.

Annual Report 2025	Santander UK Group Holdings plc	226

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sensitivities of VIU changes to current assumptions to achieve £nil headroom in Santander Financial Services plc
Although there was no impairment of the Company's investment in Santander Financial Services plc at 31 December 2025 and 2024, the test remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2025	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in cash flows
Subsidiary	£m	£m	£m	bps	%
Santander Financial Services plc	337	576	239	1,030	42

2024
Santander Financial Services plc	337	461	124	580	27
42.8. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR
LOSS

	2025	2024
	£m	£m
Medium-term notes	9,805	8,792
	9,805	8,792
In 2025 and 2024 all other financial liabilities were designated at FVTPL. In 2025, as part of MREL requirements, the Company issued £2,972m (2024: £799m) of debt securities, which were then downstreamed to Santander UK plc. See Note 42.4.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The cumulative net gain or loss at 31 December 2025, and net gain or loss for the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £nil (2024: £nil) and has been included in profit and loss to offset credit risk on internal MREL assets held which are required to be recorded at FVTPL in accordance with IFRS 9.
At 31 December 2025, the amount that would be required to be contractually paid at maturity of the securities above was £169m lower (2024: £68m higher) than the carrying value.

Annual Report 2025	Santander UK Group Holdings plc	227

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

42.9. DEBT SECURITIES IN ISSUE
The Company issues notes in the US from time to time pursuant to a shelf registration statement on Form F-3 filed with the SEC in 2024.

	2025	2024
	£m	£m
Medium-term notes:
– Euro €30bn Euro Medium Term Note Programme	600	1,114
– US SEC-registered Debt Programme – Santander UK Group Holdings plc	747	802
	1,347	1,916
The funding from the Euro €30bn Euro Medium Term Note Programme and the US SEC-registered Debt Programme in the name of Santander UK Group
Holdings plc has predominantly been downstreamed to our operating company Santander UK plc.
Debt securities in issue did not include any amounts due from Santander UK group undertakings.
42.10. SUBORDINATED LIABILITIES

		2025	2024
Dated subordinated liabilities	Maturity	£m	£m
4.75% Subordinated notes	2025	—	332
5.625% Subordinated notes	2045	210	226
7.869% Subordinated notes	2033	318	318
8.296% Subordinated notes	2033	769	768
		1,297	1,644
42.11. NOTES TO CASH FLOWS
Changes in liabilities and equity arising from financing activities
In addition to the changes in equity arising from financing activities, as set out in the Company Statement of Changes in Equity, the table below shows the changes in liabilities arising from financing activities.

	2025					2024
	Balance sheet line item					Balance sheet line item
	Debt securitie s in issue	Other liabilities at FVTPL[1]	Subordinate d liabilities	Other equity instrument s	Total	Debt securities in issue	Other liabilities at FVTPL[1]	Subordinated liabilities	Other equity instruments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,916	8,792	1,644	2,100	14,452	1,911	9,591	1,633	2,196	15,331
Proceeds from issue of debt securities	—	3,059	—	—	3,059	—	768	—	—	768
Repayment of debt securities	(547)	(1,893)	—	—	(2,440)	—	(1,741)	—	—	(1,741)
Repayment of subordinated liabilities	—	—	(302)	—	(302)	—	—	—	—	—
Issue of other equity instruments	—	—	—	500	500	—	—	—	400	400
Repurchase of other equity instruments	—	—	—	(500)	(500)	—	—	—	(500)	(500)
Liability-related other changes	36	269	(4)	—	301	3	114	2	—	119
Non-cash changes:
– Unrealised foreign exchange	(61)	(393)	(42)	—	(496)	4	46	9	—	59
– Other changes	3	(29)	1	—	(25)	(2)	14	—	4	16
At 31 December	1,347	9,805	1,297	2,100	14,549	1,916	8,792	1,644	2,100	14,452
1Liability-related other changes for Other liabilities at FVTPL are not part of the changes in liability arising from financing activities.
Footnotes to the cash flow statement
Net cash flows from operating activities includes interest received of £130m (2024: £175m), interest paid of £161m (2024: £169m) and dividends received of
£175m (2024: £1,446m).
42.12. CONTINGENT LIABILITIES AND COMMITMENTS
Capital support arrangements
At 31 December 2025, Santander UK Group Holdings plc and Santander Financial Services plc, the regulated entities, and Santander Equity Investments Limited were party to a capital support deed dated 3 December 2024 which was effective from 3 December 2024 (the Non-RFB Sub-Group Capital Support Deed). These
parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 3 December 2027. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-
weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the Non-RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-
regulated entities to any of the regulated entities in the event that one of the regulated entities breached or was at risk of breaching its capital resources or risk concentrations requirements.

Annual Report 2025	Santander UK Group Holdings plc	228

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
respect of the Santander UK group are set out in Note 36 to the Consolidated Financial Statements.
42.16. RELATED PARTY TRANSACTIONS
The Company’s transactions with related parties during the year and balances outstanding at the year-end:

	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2025	2024	2023	2025	2024	2023	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	—	—	—	86	86	36	—	—	(1,115)	(1,089)
Subsidiaries	(802)	(641)	(990)	6	7	7	14,243	5,349	—	—
	(802)	(641)	(990)	92	93	43	14,243	5,349	(1,115)	(1,089)
–Dividend income from subsidiaries of £175m (2024: £1,446m, 2023: £1,685m).
–Dividends on ordinary shares declared and paid during the year are set out in Note 10 to the Consolidated Financial Statements.
–Loans and advances to banks include £1,373m (2024: £1,793m) due from Santander UK group undertakings.
–Other financial assets at amortised cost, see Note 17 to the Consolidated Financial Statements, all of which are securities issued by Santander UK plc.
–Other financial liabilities at fair value through profit or loss, see Note 24 to the Consolidated Financial Statements, all of which are securities subscribed for by
Santander UK plc.
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
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2025 and 2024 in the Company are the same as those of the Santander UK Group Holdings plc group which are set out in Note 38 to the Consolidated Financial Statements, to the extent that the
Company has similar transactions to the Santander UK Group Holdings plc group.
c) Control framework
The Control framework applied to the Company is consistent with the approach applied to the Santander UK Group Holdings plc group as set out in Note 38 to the
Consolidated Financial Statements.
d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2025 and 2024, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

				2025					2024
			Fair value		Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	—	1,444	—	1,444	1,444	—	1,825	21	1,846	1,845
Other financial assets at amortised cost	—	1,371	—	1,371	1,297	—	1,644	—	1,644	1,644
0	—	2,815	—	2,815	2,741	—	3,469	21	3,490	3,489
Liabilities
Debt securities in issue	1,252	91	—	1,343	1,347	—	1,877	—	1,877	1,916
Subordinated liabilities	197	1,087	—	1,284	1,297	501	—	1,083	1,584	1,644
1	1,449	1,178	—	2,627	2,644	501	1,877	1,083	3,461	3,560
The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included as a separate line item on the balance sheet.

Annual Report 2025	Santander UK Group Holdings plc	229

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Valuation methodology for financial instruments carried at amortised cost
The valuation approach to specific categories of financial instruments is the same as those of the Santander UK Group Holdings plc group which are set out in Note 38 to the Consolidated Financial Statements.
e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2025 and 31 December 2024, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

					2025					2024
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Other financial assets at FVTPL	Debt Securities	—	9,663	—	9,663	—	8,792	—	8,792	A, B & D
Total assets at fair value		—	9,663	—	9,663	—	8,792	—	8,792	—

Liabilities
Other financial liabilities at FVTPL	Medium Term Notes	9,805	—	—	9,805	8,792	—	—	8,792	A
Total liabilities at fair value		9,805	—	—	9,805	8,792	—	—	8,792	—
Transfers between levels 1 and 2 of the fair value hierarchy
In 2025 and 2024, there were no significant transfers of financial instruments between levels 1 and 2 of the fair value hierarchy.
f) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK Group
Holdings based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK Group Holdings.

	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2025	£m	£m	£m	£m	£m	£m
Financial liabilities
Other financial liabilities at fair value through profit or loss	—	—	—	8,676	2,860	11,536
Debt securities in issue	—	517	60	919	—	1,496
Subordinated liabilities	—	24	73	391	1,653	2,141
Total financial liabilities	—	541	133	9,986	4,513	15,173

2024
Financial liabilities
Other financial liabilities at fair value through profit or loss	—	—	—	8,604	1,540	10,144
Debt securities in issue	—	20	84	2,091	—	2,195
Subordinated liabilities	—	37	554	689	1,329	2,609
Total financial liabilities	—	57	638	11,384	2,869	14,948
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants.
42.18. EVENTS AFTER THE BALANCE SHEET DATE
See Note 41 to the Consolidated Financial Statements.

Annual Report 2025	Santander UK Group Holdings plc	230

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2025	Santander UK Group Holdings plc	231

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Subsidiaries and related undertakings
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and related undertakings at 31 December 2025 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office[1]	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Abbey National Business Office Equipment Leasing Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Indirect	Ordinary £1	—
Abbey National PLP (UK) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Abbey National Property Investments	A	Indirect	Ordinary £1	—
Abbey Stockbrokers (Nominees) Limited	A	Indirect	Ordinary £1	—
Abbey Stockbrokers Limited	A	Indirect	Ordinary £1	—
Alliance & Leicester Investments (No.2) Limited (In Liquidation)	E	Indirect	Ordinary £1	—
Alliance & Leicester Limited	F	Indirect	Ordinary £0.50	—
Alliance & Leicester Personal Finance Limited	A	Indirect	Ordinary £1	—
AN (123) Limited	A	Indirect	Ordinary £0.10	—
ANITCO Limited	A	Indirect	Ordinary £1	—
Cater Allen Holdings Limited	A	Indirect	Ordinary £1	—
Cater Allen International Limited	A	Indirect	Ordinary £1	—
Cater Allen Limited	A	Indirect	Ordinary £1	—
Cater Allen Syndicate Management Limited	A	Indirect	Ordinary £1	—
First National Motor plc	A	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—
Insurance Funding Solutions Limited	A	Indirect	Ordinary £1	—

Annual Report 2025	Santander UK Group Holdings plc	232

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Registered office[1]	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Santander (CF Trustee Property Nominee) Limited	A	Trust relationship	Ordinary £1	—
Santander (CF Trustee) Limited	A	Trust relationship	Ordinary £1	—
Santander (UK) Group Pension Scheme Trustees Limited	A	Direct	Ordinary £1	100
Navigator Global Limited	A	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Indirect	Ordinary £0.10	—
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Indirect	Ordinary £1	—
Santander Consumer (UK) plc	B	Indirect	Ordinary £1	—
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Equity Investments Limited	A	Direct	Ordinary £1	100
Santander Estates Limited	F	Indirect	Ordinary £1	—
Santander Financial Services plc	A	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company (In Liquidation)	A	Indirect	Ordinary £1	—
Santander Lending Limited	A	Indirect	Ordinary £1	—
Santander Mortgage Holdings Limited	A	Indirect	Ordinary £1	—
Santander Private Banking UK Limited	A	Indirect	Ordinary £1	—
Santander Secretariat Services Limited	A	Direct	A Ordinary US$0.01	100
Santander UK Operations Limited	A	Indirect	Ordinary £1	—
Santander UK (Structured Solutions) Limited	A	Indirect	Ordinary £0.01	—
			Preference £0.01	—
Santander UK plc	A	Direct	Ordinary £0.10	100
Santander UK Technology Limited	A	Indirect	Ordinary £1	—
Sheppards Moneybrokers Limited	A	Indirect	Ordinary £1	—
SCF Eastside Locks GP Limited	A	Trust relationship	Ordinary £1	—
1Refer to the key at the end of this section for the registered office address.
Incorporated and registered outside England and Wales:

	Registered office[1]	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
A & L CF (Guernsey) Limited	K	Indirect	Ordinary £1	—
Santander Cards Ireland Limited	H	Indirect	Ordinary €1	—
			Ordinary €1.27	—
Santander ISA Managers Limited	G	Indirect	Ordinary £1	—
1Refer to the key at the end of this section for the registered office address, including the country.

Annual Report 2025	Santander UK Group Holdings plc	233

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander
UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered	Name of entity	Registered
Name of entity	office[1]		office[1]
Abbey Covered Bonds (Holdings) Limited	D	Holmes Funding Limited	A
Abbey Covered Bonds (LM) Limited	D	Holmes Holdings Limited	A
Abbey Covered Bonds LLP	A	Holmes Master Issuer plc	A
Fosse (Master Issuer) Holdings Limited	C	Holmes Trustees Limited	A
Fosse Funding (No.1) Limited	C	MAC No.1 Limited	A
Fosse Master Issuer plc	C	Repton 2023-1 Limited	C
Fosse Trustee (UK) Limited	A
1Refer to the key at the end of this section for the registered office address.
Related undertakings
All of these entities, which are registered in England and Wales, are accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office[1]	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of entity				%
Hyundai Capital UK Limited	I	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	J	Indirect	Ordinary £1	—
1Refer to the key at the end of this section for the registered office address.
Overseas branches
The Company has no overseas branches. Santander Financial Services plc, a subsidiary, has branch offices in Jersey and the Isle of Man.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
E	Griffins Tavistock House North, Tavistock Square, London, WC1H 9HR
F	Carlton Park, Narborough, Leicester LE19 0AL
G	287 St. Vincent Street, Glasgow, Scotland G2 5NB
H	3 Dublin Landings, North Wall Quay, Dublin 1, Ireland
I	London Court, 39 London Road, Reigate RH2 9AQ
J	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL
K	Suite 1 North, 1st Floor, Albert House, St. Peter Port, Guernsey GY1 1AJ

Annual Report 2025	Santander UK Group Holdings plc	234

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–projections or expectations of revenues, costs, profit or (loss), earnings or (loss) per share, dividends, capital structure or other financial items or ratios
–statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
–statements of future economic performance, and
–statements of assumptions underlying such statements.
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
–the effects of competition from other financial institutions, including new entrants into the financial services sector
–Santander UK’s ability to maintain its competitive position depending, in part, on the success of new products and services Santander UK offers its customers and its ability to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to risk of prepayment
–the risk of damage to Santander UK's reputation
–the risk that Santander UK is unable to manage the growth of its operations
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may affect Santander UK
–liquidity constraints and Santander UK’s ability to access funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK or any of its debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write-down powers thereunder
–the effects of any failure to comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions, fraud and preventing the facilitation of tax evasion, or the risk of any failure to prevent, detect or deter any illegal or improper activities
–the effects of taxation (and any changes to tax) in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and procedures are not sufficiently robust
–the effect of cybersecurity on Santander UK’s business
–the risks related to the developing fields of artificial intelligence and machine learning
–the risks arising from any non-compliance with Santander UK’s regulations, policies, from any employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods and Santander UK’s exposure to risks related to errors in its risk modelling
–the risks arising from Santander UK’s reliance on third parties for important infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards.
Please refer to our latest filings with the SEC (including, without limitation, the Risk Factors section in this Annual Report on Form 20-F for the year ended 31
December 2025) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report 2025	Santander UK Group Holdings plc	235

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Calculations

Measure	Description and calculation
Banking NIM	Annualised net interest income divided by average customer loans for the period. (2025: £198,779m; 2024: £201,968m).
Cost of risk	Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months. (2025: £198,779m; 2024: £201,968m).
Cost-to-income ratio	Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income.
RoTE	Profit after tax attributable to equity holders of the parent, divided by average shareholders' equity less average AT1 securities and average goodwill and other intangible assets.
Non-interest income	Net fee and commission income plus other operating income.
Stage 1 ratio	Sum of Stage 1 drawn assets divided by the sum of total drawn assets.
Stage 2 ratio	Sum of Stage 2 drawn assets divided by the sum of total drawn assets.
Stage 3 ratio	Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
Wholesale funding	Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated liabilities, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding.

Movement in Banking NIM (Annual)%
2024 Banking NIM	2.14
Loan margins	(0.11)
Structural deposit margins	0.27
Fixed and variable deposit margins	(0.06)
Funding, liquidity & other	(0.01)
2025 Banking NIM	2.23

Movement in Banking NIM (Half-Yearly)%
H1-25 Banking NIM	2.26
Loan margins	(0.07)
Structural deposit margins	0.13
Fixed and variable deposit margins	(0.13)
H2-25 Banking NIM	2.19
–Loan margins: Customer rate less relevant risk-free rate.
–Structural deposit margins: Customer rate less gross structural hedge yield.
–Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively.
–Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.
Detailed RoTE calculation
Calculated as annualised adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets.

RoTE calculation	31 December 2025	31 December 2024
	£m	£m
Profit after tax	1,115	950
Profit due to equity holders of the parent (A)	1,115	950

	31 December 2025	31 December 2024
	£m	£m
Average shareholders' equity	14,809	14,530
Less average AT1 securities	(2,100)	(2,148)
Average ordinary shareholders' equity	12,709	12,382
Average goodwill and other intangible assets	(1,525)	(1,544)
Average tangible equity (B)	11,184	10,838

RoTE (A/B)	10.0%	8.8%

Annual Report 2025	Santander UK Group Holdings plc	236

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK Group Holdings plc	237

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
The UK economy improved at the start of 2025 after a slow second half in 2024, which had been driven, in part, by uncertainty surrounding the UK Government’s
Autumn Budget, which reduced confidence. However, the economy has been subject to volatile events such as additional tariffs imposed by the US and higher costs to businesses resulting from increases in the minimum wage and employer National Insurance Contributions. As such, there remains a risk that the UK economy will see lower growth in 2026 with interest rates falling less quickly than expected as inflation remains persistent, Brexit continuing to impact exports and geopolitical events disrupting markets and lowering business and household confidence. Interest rates have risen sharply since 2022 and although interest rates have started to decrease, there remains a risk that increases will be needed in the future and in particular there remains a risk that increases will be needed if rising inflation returns. This would put further pressure on household finances for some of Santander UK's customers due to a sharp rise of the costs, or a continuation of higher costs for refinancing their mortgage or a continuation of these higher costs and significantly higher costs of borrowing overall. Continued
higher mortgage rates could also dampen demand in the housing market, leading to further drops in new business or steeper falls in house prices, reducing the value of the collateral Santander UK holds against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses. In addition, the UK economy and banking sector are impacted by the political environment and related government policy. For example, there has been an increase in business costs as a result of increased contributions for employer's National Insurance, which will impact Santander UK's customers and the wider economy.
In particular, Santander UK faces, among others, the following risks in any period of economic uncertainty (including the effect of those risks on gross domestic product, inflation, unemployment and house prices):
–Reduced demand for Santander UK’s products and services – particularly the potential for reduced mortgage market volumes.
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
–The continuation or escalation of conflicts between Russia and Ukraine, and in Israel, Iran and the Middle East, including the spread of these conflicts to other countries in these regions, and/or the emergence of future regional conflicts and wars with global impact, could lead to further increases in energy prices (in particular, gas prices, if supplies to Europe remain interrupted), add to inflationary pressures and lead to broader UK sanctions on states, companies or individuals involved in these conflicts;
–US political risks and possible impacts of the current administration, including increased deregulation leading to increased investor focus on UK banking sector profitability and increased competitive pressures on non-US banks such as Santander UK, the imposition of new tariffs, increases in existing tariffs, retaliatory tariffs or other measures and trade policies affecting imports of goods and services, could negatively impact the global economy or certain sectors of the economy and increase the risk of recession;
–Climate change risks which could result in material damage to Santander UK's customers’ property or businesses and materially impact Santander UK's customers' business models during the transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
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
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and any further restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns. This could have a material adverse impact on Santander
UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK, its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.

Annual Report 2025	Santander UK Group Holdings plc	238

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
The Financial Services and Markets Act 2023 (FSMA 2023) established a framework for HM Treasury (HMT) to revoke EU-derived financial services legislation
(known as “assimilated” EU law) and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules. This process of revoking and replacing assimilated EU law may result in material changes to the UK regulatory regime and the impact of these regulatory developments and changes on Santander UK is difficult to predict.
Legislative divergence between EU and UK law and regulation arising out of Brexit could cause operational complications, demand additional resources to fulfil the additional requirements of having to comply with two separate regulatory regimes, and create new compliance risks. For example, in the financial crime space, the UK did not adopt the EU’s Sixth Anti-Money Laundering Directive, though the UK Government did assert that existing UK anti-money laundering (AML) and counter-terrorism financing (CTF) laws already met or exceeded the Directive’s requirements. Further areas of divergence can be seen in the UK and EU’s legislative and regulatory approaches to beneficial ownership transparency and the extent of regulatory focus on emerging threats such as crypto-related and trade-based money laundering. Ongoing reforms to the UK’s prudential framework for banks may also give rise to further areas of regulatory divergence between the UK and the EU, along with associated regulatory risks and compliance costs to Santander UK. As set out further in the risk factor “Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects” below, certain aspects of UK CRR have already been revoked and replaced with PRA rules (which will take effect on 1 January 2027), and final rules to replace the remainder of the UK CRR were published on 20 January 2026, along with rules relating to the UK’s implementation of the final Basel 3 reforms. The EU completed the majority of its implementation of the final Basel 3 standards with effect from 1 January 2025.
In 2021, the EU Commission adopted an adequacy decision for the UK, allowing for the continued flow of personal data between the EU and the UK without additional safeguards or permissions. This decision was renewed in December 2025 for six years with an expiry date of late December 2031, if not further renewed. If the EU Commission’s adequacy decision for the UK is not further renewed, this could impact personal data flows from entities in the EU to Santander
UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the UK being subject to EU transfer rules as a non-adequate jurisdiction.
Furthermore, the continuing impact of Brexit on the wider UK economy may have a material adverse effect on Santander UK’s customers and counterparties, as well as on Santander UK’s operations, financial condition and prospects.
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
Transition risks arise from the process of adjustment towards a low-carbon economy. Santander UK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities Santander UK undertakes, as well as the risks associated with its lending portfolios, and the value of Santander UK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands, including contagion risk from the wider Banco Santander SA Group. In particular, the last few years have seen an increase in upcoming climate-related disclosure requirements that Santander UK and Banco Santander SA (as the ultimate parent of Santander UK) will need to comply with (for example, additional requirements emerging from the PRA's new rules on enhancing banks' and insurers' approaches to managing climate-
related risks (within PS25/25 and SS5/25, which repeals SS3/19), the IFRS Sustainability Disclosure Standards proposed as the UK Sustainability
Reporting Standards (UK SRS), the European Banking Authority's (EBA) Environmental, Social, and Governance (ESG) Pillar 3 disclosures rules, the EU
Corporate Sustainability Reporting Directive (CSRD) and the FCA’s Sustainability Disclosure Requirements regime). An increased focus on climate change will likely include a greater focus on associated environmental crimes, such as illegal logging and the illegal wildlife trade. These developments create additional indirect financial crime risks for banks such as Santander UK, as the proceeds of such crimes may be laundered.
Banco Santander SA has an ambition to become a net zero bank by 2050. As such, Santander UK Group Holdings plc is implementing and reporting at a group level (including Santander UK plc) against the TCFD recommendations and has disclosed targets to manage climate-related risks and opportunities.
Santander UK continues to enhance its disclosures to meet future requirements such as the UK SRS. Santander UK continues to embed climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change).
Santander UK does this primarily through its internal transition plan, which is aligned to the UK Government's Transition Plan Taskforce guidelines. Within this Santander UK assesses the internal and external factors that will impact the alignment of its lending portfolios to the UN Paris Agreement, including the acceleration of the UK Government’s clean power 2030 action plan. Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. Achieving Santander UK’s climate-related ambitions will also depend on a number of factors outside its control, including (among other things)
availability of data to measure and assess the climate impact on Santander UK’s customers, advancements of low-carbon transition technologies and public policies to support the energy transition in the markets where Santander UK operates. Santander UK continues to assess this as part of its transition planning process. If these external factors and other changes do not occur, or do not occur on a timely basis, Santander UK may fail to achieve its climate-
related ambitions and this could have a material adverse effect on Santander UK’s business growth, competitiveness, profitability, financial condition and reputation.
For further details on Santander UK’s approach to climate change see “Sustainability – Climate-related Financial Disclosures" in the Sustainability section.

Annual Report 2025	Santander UK Group Holdings plc	239

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector
The UK banking market continues to evolve rapidly, with increasing competition across both traditional and digital players. Larger peers are strengthening their scale through bolt-on acquisitions and balance sheet diversification, while digital banks are expanding customer bases through innovative propositions and efficient operating models
Santander UK is undertaking a multi-year transformation to diversify revenue streams, digitalise product channels, and automate and simplify processes. The transformation programme leverages Santander UK group technology platforms and capabilities, providing access to scale and expertise. Certain services, including IT and Financial Crime operations, are also outsourced to the Santander UK group. While this supports delivery at a lower cost to serve and enhance customer experience, it also increases operational dependency on the Santander UK group.
Santander UK’s balance sheet mix remains different from peers. The balance sheet is more heavily concentrated in mortgages, while larger banks maintain more diversified asset portfolios and are growing non-mortgage segments such as unsecured lending, cards, and SME financing. On the liability side, Santander UK has a higher cost of deposits, reflecting a smaller proportion of non-interest-bearing balances. The loan to deposit ratio exceeds 100%, which may compress revenue margins through higher funding costs. Fee income also represents a smaller share of total income relative to peers investing to expand into the business areas of Wealth, Cards, and Business Banking. Digital banks continue to scale and broaden their product offerings, increasing the risk of reduced primary-bank relationships and lower transaction activity among current account customers.
Our transformation involves significant reduction in workforce as a result of AI, data driven, automation and simplification initiatives. However, it is essential that these transformation initiatives are able to deliver the expected benefits, and that we are able to retain and engage the right talent going forward. There can be no assurance that the transformation will deliver the benefits sought from it or that the transformation will progress on the timescale and trajectory currently anticipated.
The proposed integration of TSB into Santander UK (subject to regulatory approval) is expected to accelerate transformation and strengthen our market position.
For risks related to the acquisition of TSB refer to the risk factor “If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability” below.
These factors, individually or combined, could put pressure on margins, delay transformation benefits, or adversely affect Santander UK’s financial performance, operations, and strategic objectives.
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
If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability
Santander UK allocates management and planning resources to developing strategic plans for organic growth and identifying potential opportunities for acquisitions, disposals, or business restructurings. In July 2025, Santander UK announced the proposed acquisition of TSB (subject to regulatory approval).

Annual Report 2025	Santander UK Group Holdings plc	240

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The proposed integration of TSB into Santander UK (subject to regulatory approval) is expected to accelerate transformation and strengthen our market position.
Successful delivery will require maintaining a stable operating model, ensuring a smooth customer transition, preserving franchise value, and realising planned synergies while obtaining regulatory approvals within expected timelines. Delays in regulatory approval or execution could impact integration progress. Running the integration will also require significant management attention alongside ongoing transformation initiatives, which may impact the availability of resources for and divert management attention from other efforts and initiatives. For example, Santander UK has already paused existing corporate development projects to create capacity for the integration of TSB.
Santander UK continues to evaluate other inorganic growth opportunities – such as acquisitions, disposals, and partnerships – that align with its strategic priorities and create value for customers and shareholders. However, suitable opportunities may not be identified, and transactions or partnerships may not be executed on favourable terms or may fail to complete. Participation in transactions that do not conclude can also disrupt operations and divert management attention.
Assessments of potential acquisitions or partnerships are based on limited information and forward-looking assumptions that may prove to be inaccurate. The ability to realise expected benefits from any such acquisitions and partnerships will depend in part on the successful integration of acquired businesses or partnerships and alignment with Santander UK’s strategic and operational frameworks. The success of such initiatives, including the integration of TSB, is, in part, subject to political, economic, and market factors that are beyond Santander UK’s control, and there can be no assurance that anticipated synergies or returns will materialise. There may also be unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired business (including in relation to legal claims and regulatory investigations) and challenges in retaining key employees and customers.
Santander UK's ability to manage growth and execute its strategy effectively depends on its capacity to:
–Manage operations and workforce efficiently;
–Maintain and expand its customer base;
–Execute strategic priorities on time and in full;
–Conduct robust due diligence and valuation of potential targets;
–Secure funding for strategic initiatives;
–Integrate new entities or investments successfully;
–Align and scale IT systems to support an enlarged business;
–Apply risk management policies consistently and efficiently across a broader group; and
–Pursue opportunities within capital constraints at the Santander UK group level.
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
The EU Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD
IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel
III’ in the EU. The European Union (Withdrawal) Act 2018 converted the directly applicable elements of CRD IV into UK law on 31 December 2020 and preserved existing UK law implementing the CRD IV directive. Certain elements of the CRR which were ‘onshored’ in this way were transposed into the PRA rules. The CRR has since been amended through a series of EU regulations, including the Capital Requirements Regulation 2 (CRR 2) and Capital Requirements Regulation 3
(CRR 3), and the CRD IV Directive has been amended by the Capital Requirements Directive V (CRD V Directive) and Capital Requirements Directive VI (CRD
VI Directive).
In implementing CRD IV and the revised versions of CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under
CRD IV and PRA rules to ensure a bank can withstand a period of stress. As a result of BoE stress testing exercises and as part of its exercise of UK macro-
prudential capital regulation tools, or through supervisory actions by the PRA, Santander UK could be required to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
On 2 December 2025, the FPC published its Financial Stability Report, accompanied by a Financial Stability in Focus (FSiF) paper. In these documents, the
Committee indicated that several areas of the UK capital framework may be reviewed and, where appropriate, amended in the future. These areas include,

Annual Report 2025	Santander UK Group Holdings plc	241

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

without limitation, enhancing the usability of regulatory buffers; reviewing the UK leverage ratio framework; assessing the interaction of capital requirements that are linked to UK domestic exposures; introducing automatic indexation of regulatory thresholds to limit prudential drag as the economy grows; reviewing how the
Basel 3.1 output floor applies at the ring-fenced sub-group level; and supporting the PRA’s work on risk-weight modelling for mortgage lending following DP1/25.
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
On 5 March 2025, the PRA published CP 2/25 "Leverage Ratio: changes to the retail deposits threshold for application of the requirement" in which it proposed to increase the £50 billion retail deposits threshold to £70 billion. On 12 November 2025, the PRA published PS 22/25 providing its feedback and, among other things, setting the final retail deposits threshold at £75 billion and introducing a three-year averaging mechanism for the calculation of firms' retail deposits, with such policy having taken effect on 1 January 2026.
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
Liquidity and funding risks are inherent in Santander UK’s business and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Liquidity risk is the risk that Santander UK either does not have available sufficient financial resources to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of factors such as over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Santander UK performs comprehensive internal stress testing in order to ensure that it maintains funding profiles and holds a liquid asset buffer in order to manage this risk. However, unforeseen systemic market factors like those experienced during the last financial crisis make it difficult to eliminate these risks completely. There can be no assurance that such circumstances will not recur or that they will occur in the same way, but past experience and comprehensive stress testing regimes help Santander UK to consider and manage the potential impacts on its liquidity position. Liquidity constraints may affect Santander UK’s operations and its ability to meet regulatory liquidity requirements or may limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it and in addition to increased funding costs, may result in a shortening in the term of funding it raises.
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
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises
(TFSME). Santander UK is continuing to repay drawings ahead of contractual maturities in 2027 and 2031 and at 31 December 2025, Santander UK had £3.9bn
of drawings outstanding (£2.5bn in 2027 and £1.4bn in 2031), having repaid £7.1bn in 2025. (£6.0bn in 2024, £8.0bn in 2023 and £6.9bn in 2022). Santander UK
will have to replace these remaining drawings via wholesale market issuance, other BoE liquidity facilities or through management of the customer funding gap.
Each of the factors described above could have a material adverse effect on Santander UK, including its ability to access capital and liquidity on financial terms acceptable to it and, more generally, on its operations, financial condition and prospects.

Annual Report 2025	Santander UK Group Holdings plc	242

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Any of these effects of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander
UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2025, if Fitch, Moody’s and Standard &
Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.4bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.2bn of cash and collateral at 31 December 2025. Under the LCR Santander UK holds sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.
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

Annual Report 2025	Santander UK Group Holdings plc	243

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, inflation, monetary policies, domestic and international economic and political conditions. For example, the UK’s Monetary Policy Committee has been selling assets to unwind quantitative easing; as this balance sheet ’normalisation’ unfolds, there could be unintended consequences for markets and financial stability. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs incurred by Santander UK when putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2025	Santander UK Group Holdings plc	244

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK invests in debt securities of the UK Government largely for liquidity management purposes. At 31 December 2025, approximately 4% of Santander
UK’s total assets and 48% of Santander UK’s securities portfolio comprised debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to new interest rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Between 2021 and 2023, interest rates attached to both variable and fixed rate mortgages increased from historic lows. Although rates have eased modestly in recent years, they remain higher than 2020 levels. Customers whose fixed rate terms ended during periods of higher interest rates have faced increased monthly payments, while customers with variable rates of interest have experienced fluctuations in their monthly payments. High rates of interest and increases in customers’ monthly payments, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves,
Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances, and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 84% of
Santander UK’s loan portfolio at 31 December 2025. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.
Following the peak in aggregate UK house prices in 2022, these fell slightly in 2023 but recovered in 2024 and 2025. Continued growth in house prices is expected in 2026 at similar levels to 2025.
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
material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK Group Holdings plc	245

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, including changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the
PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems Regulator (PSR), the Information Commissioner’s Office (ICO) and the
Serious Fraud Office (SFO).
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. There has been recognition by the UK Government that changes need to be made to the UK’s regulatory architecture in order to ensure that the UK banking sector remains internationally competitive and is able to grow. This has resulted in each of the financial services regulators setting out how they plan to improve growth in the sector. For example, the UK has delayed the implementation of Basel 3.1 to 1 January 2027 in order to assess how it is implemented internationally. HMT also issued a call for evidence in November 2024 on a new “Financial Services Growth & Competitiveness Strategy” that could result in changes to UK regulation, and since August 2023 the FCA has had a secondary objective to facilitate the international competitiveness and growth of the UK economy.
As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de España
(the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes that have extra-territorial effect (most notably the
United States). Extensive legislation and regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect
Santander UK’s business, including Spain, the US, the EU and other jurisdictions. Because Santander UK is subject to oversight by multiple regulators or government bodies related to the same conduct or activity, this can increase business uncertainty and the amount of resources needed to ensure Santander UK’s compliance with the different legal and regulatory regimes.
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
Specific examples where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to:
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
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022,
HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including (i) increasing the ring-fencing core deposit threshold from
£25 billion to £35 billion, (ii) adding a new secondary ‘trading assets’ condition (exempting from the regime banks with trading assets which do not exceed 10%
of Tier 1 capital), (iii) introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, and (iv) allowing ring-fenced banks to establish operations outside of the UK or the European Economic Area, have exposure to RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime. In July 2025, the UK Government announced that it was committed to reforming the UK’s ringfencing rules, aimed at striking the balance between growth and stability. While such reforms could result in the relaxation of certain aspects of the ring-fencing regime, the potential impact of the proposed reforms on the Santander UK group are not yet known.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change its practices. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. The recently passed Digital Markets, Competition and Consumers Act 2024 (DMCC) which came into force on 6 April 2025, has introduced significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduced other wide-ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact
Santander UK’s business. For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations. Within the UK, the PSR has mandated Santander UK to work on the extension of Confirmation of Payee for all payment service providers (PSPs) in the UK and has introduced a new APP mandatory reimbursement requirement which aims to reduce the level of customer fraud. Under these standards, Santander UK

Annual Report 2025	Santander UK Group Holdings plc	246

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

assumes responsibility for certain categories of customer losses and any inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture, with a systems update of the high value Clearing House Automated Payment System (CHAPS) through the Real Time Gross Settlement (RTGS), BACS, the potential development of a UK central bank digital currency or similar system, and the development of Open Banking payments and other lower value retail payment schemes. In 2024, the UK Government published its report on the “National Payments Vision”, which sets out its ambitions for the payments sector, and is expected to generate a wider industry review. In November 2025, HMT, the FCA, the BoE, and the PSR published Strategy for Future of Retail Payments
Infrastructure, outlining five strategic outcomes for the future of the UK’s payments landscape in 2026. This will be followed by the Payments Forward Plan, which will set out a comprehensive and sequenced roadmap for industry-wide payments initiatives. As demonstrated by other payments initiatives, such as
Open Banking and the second Payment Services Directive (PSD2), reforms in this space have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
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
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe (the
Consumer Duty) have been in force for all products and services since 31 July 2024. The Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the
Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The Consumer Duty requires firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has fully implemented the Consumer Duty, which required a review of, and changes to,
Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in claims to the Financial Ombudsman Service (FOS) by customers alleging a breach of the standards of the Consumer Duty or in regulatory action by the FCA. Santander UK will need to consider and navigate updated guidance and expectations as the FCA continues to gain insight on firm's implementation of the Consumer Duty.
–Consumer redress: The FOS is the statutory body responsible for handling complaints by retail customers against regulated financial services firms. The FOS is not bound to follow law or regulation when issuing decisions but rather must decide each complaint based on what is ‘fair and reasonable’ in the circumstances. As a result, there can be a lack of clarity as to how the FOS will rule on a particular complaint, even where a firm believes that it has been operating within legal and regulatory requirements. Further, while the FOS is not formally a precedent-setting body, in practice its decisions can set a precedent, requiring firms to apply the reasoning given in one complaint to similar historic and future complaints. This means that the ramifications of a particular complaint can extend well beyond the circumstances of the original complainant. However, the FOS will rule on a particular case, even where the bank believes that it is operating within the legal and regulatory requirements. The FOS is not bound by its past decisions and has the ability to change its approach to cases, which can make it harder for firms to consistently address complaints. Together, these factors mean that Santander faces legal and regulatory risk and uncertainty as a result of FOS decisions. The UK Government is reviewing the UK’s redress system particularly with respect to so-called ‘mass redress events’ where there are large numbers of complaints about the same issue, most recently the FCA and FOS launched a joint consultation to this effect in July 2025, which closed in
October 2025.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21); these rules were updated in November 2024. SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-
party risk management extends beyond that set out in the EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If
Santander UK is unable to meet the PRA or FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects. In November 2024, the PRA and FCA published a joint
Policy Statement setting out their final rules for critical third parties. While Santander UK is not captured by the regime, Santander UK does outsource services to companies that will be captured which may have an impact on Santander UK’s operations and financial condition.
–Operational Resilience: In March 2021, the PRA and the FCA published Supervisory Statement 1/21 (SS1/21) and Policy Statement 21/3 (PS21/3), which set out their final rules and guidance intended to strengthen operational resilience in the financial services sector; these rules were amended in March 2022. The operational resilience rules required Santander UK to establish processes to identify its ‘important business services’, being those services which, if disrupted, could cause intolerable harm to clients or pose a risk to that firm’s safety and soundness or to the stability of the UK financial system. Santander UK has identified these services and has set impact tolerances for all important business services and delivered a framework and processes to continually assess its ability to remain within these tolerances in severe but plausible disruption scenarios. On an ongoing basis, if Santander UK is unable to meet the PRA and FCA requirements relating to operational resilience, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK Government is rolling out new sustainability disclosure requirements, which expand on those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy, for example, there are additional requirements emerging from the PRA's new rules on enhancing banks' and insurers' approaches to managing climate-related risks (within Policy Statement S25/25 and Supervisory Statement
SS5/25, which repeal Supervisory Statement SS3/19). Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level:
further reporting will require additional gathering of data and digitalisation of reporting and there will be legal, reputational and regulatory risks should Santander
UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.

Annual Report 2025	Santander UK Group Holdings plc	247

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Economic Crime: The UK financial crime legislative framework has evolved significantly in recent years and is subject to regular change. Changes may occur through planned legislative or regulatory reform, for example ongoing HMT consultations on AML Supervisory Reform and amendments to the Money Laundering Regulations. It may also occur through reactive measures, such as the significant expansion of the UK sanctions regime and associated enforcement efforts following the invasion of Ukraine and other geopolitical tensions. As such, Santander UK may face higher compliance costs and risks and must carefully manage its capacity to respond to multiple regulatory changes simultaneously. Any deficiencies in Santander UK’s compliance with such regulatory changes could result in enforcement action including the imposition of financial or other penalties. Recent changes to the UK financial crime legislative framework include the introduction of the Economic Crime and Corporate Transparency Act 2023 (ECCTA), including the new failure to prevent fraud offence (which came into force on 1 September 2025), the Money Laundering and Terrorist Financing (Amendment)
Regulations 2023 and the Money Laundering and Terrorist Financing (High-Risk Countries)(Amendment) Regulations 2024. Further changes to the UK financial crime legal and regulatory framework are anticipated later in 2026, most notably HMT's proposed improvements to the effectiveness of the
Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs). Other changes have already entered into force. For instance, in November 2024, the FCA updated its Financial Crime Guide, aiming to provide clearer expectations for firms’
financial crime controls and updated guidance on emerging risks such as sanctions compliance, proliferation finance and transaction monitoring and in
July 2025 the FCA published its updated guidance on the treatment of Politically Exposed Persons. In January 2026, the UK Government published the UK Anti-Corruption Strategy 2025, detailing its three-pillar approach to tackling corruption, based on: (i) corrupt actors, (ii) tackling UK vulnerabilities, and (iii) global resilience. The UK Government will also consult on whether to amend the UK’s AML regulations in relation to emerging risks and the existing whistleblowing framework. More changes may arrive as a result of further strategic initiatives such as an expanded Fraud
Strategy, and a new Anti-Money Laundering and Asset Recovery Strategy, which the UK Government has committed to publishing after conclusion of the Economic Crime Plan 2023-2026. The Public Authorities (Fraud, Error & Recovery) Bill received Royal Assent on 2 December 2025 and presents significant implications for the financial crime and Consumer Duty obligations of banks. Following publication of the updated Fraud Strategy, Santander
UK expects to see several fraud reforms and workstreams launched across a multi-year period, including reform to the UK’s anti-money laundering and counter-terrorist financing (AML/CTF) supervisory system by consolidating supervision for professional services under the FCA’s oversight, which could bring both benefits and challenges to the fraud regulatory regime and its associated costs for Santander UK. System prioritisation work across the financial crime agenda is also gathering pace following the commencement of an 18-month pilot in January 2026. The government is also preparing for the UK’s next Financial Action Task Force (FATF) Mutual Evaluation, which will commence in 2026. As a result, we expect there will be legislative and regulatory changes perceived necessary to correct failings or issues identified in the 2018 assessment. The first of these, replacement of the need for court approval to issue an information order with empowerment of Authorised Officers to issue them, is subject to a targeted engagement exercise by the Home Office. Santander UK assesses that this will have immediate operational impacts as it will represent an increase in the number of information orders/notices we receive. Further critical details underpinning an impact assessment of this proposal are still to be developed (e.g. timescales for responses, penalties for non-compliance etc.). Any expansion of civil or criminal liability under UK financial crime reforms brings with it financial risk in the form of penalties and reputational risk, while continued compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which could in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
–Challenge to commission-based lending: Santander UK is monitoring the FCA’s review of motor finance commission arrangements which was announced in January 2024. Following the Supreme Court of the United Kingdom’s judgment in relation to three motor finance commission cases (Hopcraft v Close
Brothers, Wrench v FirstRand Bank Limited and Johnson v FirstRand Bank Limited), the FCA published a consultation (CP25/27) on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme. Santander UK responded to the consultation on 12 December 2025 and continues to engage constructively with the FCA in respect of its detailed consideration of the consultation proposals. There remain significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact of the redress scheme could be materially higher or lower than the amount Santander UK has recognised as a provision. The impact cannot be accurately assessed in full until potential changes to the proposed scheme following responses to the consultation or publication of the FCA’s final scheme rules are understood. The final scheme rules are expected to be published by the FCA by the end of
March 2026. As a result, Santander UK is subject to the risk of ongoing legal and regulatory uncertainty in relation to historical motor finance commission-based lending.
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
In addition, the Bank Resolution (Recapitalisation) Act 2025 and related regulatory developments under the UK’s special resolution and depositor protection regimes may result in Santander UK being subject to additional recapitalisation or funding obligations in a resolution scenario. Such obligations could increase
Santander UK’s costs and have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK Group Holdings plc	248

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK must comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions, fraud and preventing the facilitation of tax evasion. Failure to prevent, detect or deter any illegal or improper activities could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable laws and regulations relating to AML, CTF, anti-bribery and corruption, sanctions, preventing the facilitation of tax evasion, fraud and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (both generally during onboarding and on an ongoing basis, and specifically in respect of sanctions and Politically-
Exposed Person screening), to ensure customer and transaction information is appropriately recorded, monitored and kept up to date and to create, update and implement effective financial crime policies, standards and procedures detailing what is required from those responsible in order to counter financial crime risks and prevent the facilitation of bribery, tax evasion and fraud by its employees or associated persons. Santander UK's staff are obligated to report suspicious transactions and activity to the appropriate law enforcement agency. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
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
Over the last decade, laws and regulations relating to financial crime have become increasingly complex and detailed and Santander UK expects this trend to continue. Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally which continues to intensify. To manage regulatory scrutiny, Santander UK continues to improve its systems, adopt more sophisticated monitoring and enhance the skill set of its compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in areas such as AML, and economic sanctions, such as the evolving financial and trade sanctions imposed on Russia and Belarus due to the war in Ukraine, the easing of sanctions on
Syria, the reimposition of sanctions against Iran by the UK and EU following the ‘snapback’ process as well as the wider geopolitical friction and escalations in
Iran, Israel and the Middle East, requires additional, immediate and longer-term sanctions risk management and compliance efforts for Santander UK. The scale of these sanctions is unprecedented, complex and poses operational and compliance risks to Santander UK. The EU, UK and US are expected to continue to use sanctions to pursue their foreign policy interests and objectives, and the imposition of new, additional, and/or enhanced sanctions, as well as the potential lifting of others, is and will remain unpredictable. Current sanctions and other measures, any new, additional, and/or enhanced sanctions, as well as the existing and potential further responses from Russia, Iran or other countries to such sanctions, tensions and military actions, have resulted in, and could continue to result in, an increasingly fragmented macroeconomic, trade and regulatory environment. The heightened regulatory, political and media focus on Santander UK's response to the war in Ukraine, the Israel-Hamas armed conflict or any other future regional conflicts and wars that have a global impact may also increase Santander UK's exposure to conduct and reputational risks. If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
UK AML and CTF legislation continues to evolve, including implementation of the ECCTA in 2024 which initiated reforms to Companies House, that targeted misuse of UK corporate structures, extended corporate criminal liability and introduced a new “failure to prevent” fraud offence. The Money Laundering and
Terrorist Financing (High-Risk Countries) (Amendment) Regulations 2024 have resulted in direct alignment of the UK’s list of High Risk Third Countries with the
“Jurisdictions subject to a Call for Action” and the “Jurisdictions under Increased Monitoring” lists published by the FATF. The Money Laundering and Terrorist
Financing (Amendment) Regulations 2023 (which came into force in January 2024) clarified the distinction between the treatment of domestic and foreign
Politically Exposed Persons. In September 2025, HMT launched a technical consultation on a draft Statutory Instrument to amend the MLRs, proposing changes to customer due diligence, pooled client accounts, the definition of ‘High Risk Third Country’, and the strengthening of supervisory information sharing. Changes remain subject to finalisation and parliamentary time. The final instrument is expected to be laid in early 2026. While legislative changes can offer opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of divergence from Banco Santander group, and imposition of additional legislative and regulatory requirements via Banco Santander SA and the EU. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK Group Holdings plc	249

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Santander UK has also prepared for the new Failure to Prevent Fraud offence, which came into force on 1 September 2025 as part of the Economic Crime and
Corporate Transparency Act 2023. This will see large companies prosecuted if an “associated person” (including employees, agents, and subsidiaries) commits a fraud that benefits the organisation, and the organisation did not have reasonable fraud prevention procedures in place. Such reasonable fraud prevention procedures include establishing and maintaining top-level commitment, conducting risk assessments, implementing proportionate and risk-based fraud prevention procedures, performing due diligence, ensuring organisation-wide communication, and undertaking ongoing monitoring and review. The potential penalty for a breach of this offence for the company is an unlimited fine. This legal framework follows a similar legal framework already in place for corporate offences in relation to facilitation of bribery and tax evasion.
See ‘Santander UK is subject to substantial and evolving regulation and governmental oversight: Financial Crime’ for further detail on potential changes to the
UK’s anti-money laundering and counter-terrorist financing (AML/CTF) regulatory framework.
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
Santander UK requires relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures to reduce the risk of being used as a conduit for money laundering without its knowledge. In addition, for certain relevant counterparties’ Santander UK reviews the suitability of their internal policies and procedures with respect to such matters (for example, under its correspondent banking relationships). There are risks that third parties, such as suppliers and those considered ‘associated parties’ because they provide a service for or on behalf of Santander UK, could be involved in financial crime. If
Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to 'black lists'
that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the Competition Appeals Tribunal on this basis. The tribunal has granted certification for most cases that have reached the certification hearing stage to date, including cases that have presented novel competition law theories of harm.
–The alleged historical or current mis-selling of, or misconduct in relation to, financial products, including the alleged mis-selling of Payment Protection Insurance, the alleged overcharging of interest, or alleged misconduct as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of complaints to FOS and/or civil litigation (including claims management company driven legal or complaints campaigns)(see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). Such matters have given rise to and may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may have a material adverse effect on Santander UK’s operations, require additional provisions to be

Annual Report 2025	Santander UK Group Holdings plc	250

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products. For example, related to a recent judgment of the Supreme Court of the United Kingdom (to which Santander UK was not a party), the FCA consulted on an industry-wide redress scheme regarding motor finance commission arrangements. It is unclear whether a redress scheme will mitigate the risk of future complaints and / or civil litigation arising in the motor finance context and from the Supreme Court’s judgment. In the interim there is an increased risk of complaints and / or civil litigation emerging from the
Supreme Court judgment.
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

Annual Report 2025	Santander UK Group Holdings plc	251

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In addition, Santander UK may also be affected by cybersecurity incidents against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing service providers used by Santander UK. In common with other financial institutions, Santander UK is dependent on such networks to provide digital banking services to its customers, connect its systems to suppliers and counterparties, and allow its staff to work remotely. Any cybersecurity incidents against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has limited ability to protect Santander UK’s business from the adverse effects of cybersecurity incidents against it or against its counterparties and key national and financial market infrastructure. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cybersecurity disruption and attack by cyber criminals, activists or geopolitical activists looking to cause economic instability.
Further, the risk of cyberattacks on companies and institutions could increase as a result of geopolitical turmoil. For example, Santander UK has faced a heightened risk of cyberattacks as a result of Russia’s military action against Ukraine; and the Israel-Hamas armed conflict and this risk may be further increased by other future regional conflicts and wars that have a global impact serve to further heighten such risk. Such attacks could adversely affect Santander UK's ability to maintain or enhance its cybersecurity and data protection measures. Santander UK continues to see increasing ransomware attacks across sectors driven by supply chain tool compromises, among other factors, and expect this trend to continue.
Santander UK’s business is subject to risks related to the developing fields of artificial intelligence and machine learning
Artificial intelligence (AI) developments in the banking industry will test Santander UK's preparedness to safely manage and respond to the evolution of AI and machine learning given the velocity, pace and scale of change. This includes the identification of potential use cases for responsible adoption of AI and machine learning in Santander UK’s own operations, as well as managing the threats that third party use of AI may pose. The risks caused by AI include, among others, data poisoning, potential bias, discrimination, misuse and increased exposure to cybersecurity, legal liability and fraud risk. Increased availability of AI malware technologies may also increase the sophistication and frequency of opportunistic attacks. Santander UK has a planned phase approach to AI over a three-year period and, to support that, it is improving data quality to enable model development. However, any failure to evaluate, actively manage and closely monitor risk during all phases of the development and implementation of AI into Santander UK’s operations could introduce new vulnerabilities and security flaws and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risk from potential non-compliance with regulations, policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent employee misconduct or non-compliance with policies and such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective due to employee misconduct and circumvention of controls. Any instances could result in regulatory sanctions and cause reputational or financial harm and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
impact on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK Group Holdings plc	252

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK’s losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses. Santander UK could face adverse consequences as a result of decisions, which may lead to actions by management based on models that include errors or are otherwise inadequately developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Santander UK. These occurrences could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK Group Holdings plc	253

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s ability to attract, develop, and retain appropriately skilled and experienced personnel is critical to the successful delivery of its strategy.
The financial services sector continues to experience strong competition for talent, particularly in specialist areas such as data, technology, and digital. This competition, together with planned business transformations, increases the risk that Santander UK may be unable to secure or retain the skills of its personnel required to deliver its business objectives. Furthermore, individuals with these qualities are very sought after by all organisations, not just the banking industry, and
Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change.
If Santander UK fails or is unable to attract, develop, motivate, and retain qualified professionals, this could have a material adverse effect on Santander UK’s operations, financial condition, and prospects.
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
and financial condition.

Annual Report 2025	Santander UK Group Holdings plc	254

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Regulation of the Santander UK group
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK and in each other location in which Santander UK operates. An intensive approach to supervision is maintained in the UK by the PRA and the FCA. As well as being subject to
UK regulation, as a result of forming part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the
ECB, as well as various legal and regulatory regimes (including in the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK government has a direct financial interest is likely to continue.
Approach of the FCA
As per FSMA, the FCA's strategic objective is to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers. Following the entry into force of FSMA 2023, the FCA also has a secondary competitiveness and growth objective, to facilitate the international competitiveness and medium- to long-term growth of the UK economy.
The FCA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply, including high level principles of business and detailed conduct of business standards and reporting standards.
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
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the EU’s Bank Recovery and Resolution Directive (BRRD), which contains a bail-in power similar to that contained in the Banking Act 2009 and requires EU Member States to provide resolution authorities with the power to write-down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the
Banking Act 2009. This enables them to recapitalise a failing institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
The Bank Resolution (Recapitalisation) Act 2025, which received royal assent on 15 May 2025, amends FSMA 2000 to empower the BoE to require the FSCS to make “recapitalisation payments” to the BoE or another person when stabilisation powers are used to achieve a sale or a bridge bank transfer. The PRA published implementing rules in PS 13/25 on 16 July 2025 and consulted on its depositor protection regime in CP 4/25 on 31 March 2025, with final rules published in PS
24/25 on 18 November 2025 which, among other things, increased the deposit protection limit to £120,000.
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
Payments
Santander UK has observed a number of key decisions shaping the future of payments regulation and infrastructure in the UK. Santander UK has also been required to implement a number of critical systems changes to comply with updates to UK payments regulation in 2025.
In November 2025, HMT, the FCA, the BoE, and the PSR published The Future of Retail Payments Infrastructure, outlining five strategic outcomes for the future of the UK’s payments landscape. This will be followed by the Payments Forward Plan, which will set out a comprehensive and sequenced roadmap for industry-
wide payments initiatives.
Santander UK also expects significant developments across the UK’s core payments architecture, including systems upgrades of the high-value Clearing House
Automated Payment System (CHAPS); the potential introduction of a UK central bank digital currency or similar systems; and further evolution of Open Banking payments and other low-value retail payment schemes.

Annual Report 2025	Santander UK Group Holdings plc	255

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial Crime
Santander UK is subject to all relevant UK legal and regulatory obligations relating to financial crime. Although the UK is no longer obliged to follow EU obligations and regulations following Britain’s exit from the EU, as a wholly owned subsidiary of an EU headquartered bank, Santander UK is subject to Santander Group policies which incorporate EU and relevant US legal and regulatory obligations.
In the UK, Santander UK is subject to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs)(as
amended). Recent amendments clarified the distinction between the treatment of domestic and foreign Politically Exposed Persons (PEPs), and replaced the
UK’s list of high-risk third countries with a definition that implements and is updated automatically with reference to the FATF's list of High-Risk Jurisdictions subject to a Call for Action and Jurisdictions under Increased Monitoring. Santander UK is also subject to the Sanctions and Anti-Money Laundering Act 2018 as the
primary legislation in place to establish autonomous sanctions regimes. The UK has several autonomous sanctions regimes Santander UK is required to comply with, primarily to comply with UN Security Council Resolutions and UK led policy objectives.
Future reform to the MLRs is also on the horizon, following HMT consultation in 2024. It focused on four core themes: making customer due diligence more proportionate and effective; strengthening system coordination; providing clarity on scope of the MLRs; and reforming registration requirements for the trust register service. In September 2025 HMT published its response and launched a technical consultation on a draft Statutory Instrument. This includes changes to customer due diligence, requirements for pooled client accounts, refinement of the definition of ‘High Risk Third Country’ and enhanced supervisory information sharing. Changes remain subject to finalisation and parliamentary time.
Broader reform of the UK’s AML supervisory regime is forthcoming, which should make the FCA the single body responsible for all AML and CTF supervision for the legal and accountancy sectors, trust and company service providers, and potentially others. This will not directly affect Santander UK as it is already supervised by the FCA, though if the desired outcome of improved AML supervision elsewhere materialises, this should bring indirect benefits to Santander UK.
The Public Authorities (Fraud, Error & Recovery) Bill received Royal Assent on 2 December 2025 and presents significant implications for the bank's financial crime obligations. The Department for Work & Pensions (DWP) is consulting with the financial services industry on the Codes of Practice set to accompany the legislation. Most notably, DWP will gain powers to compel banks to provide certain account and other information in support of benefit fraud investigations.
The Economic Crime and Corporate Transparency Act (ECCTA) has initiated reforms to Companies House to combat misuse of UK corporate structures. This includes the phased introduction of mandatory Companies House identity-verification requirements for Directors and Persons with Significant Control from 18
November 2025. ECCTA also introduced a "failure to prevent fraud" offence, which came into force on 1 September 2025. This offence has extra-territorial reach, similar to the two existing "failure to prevent" offences of bribery, and the facilitation of tax evasion. The new offence carries an unlimited fine. To avoid liability, organisations must ensure they have ‘reasonable prevention procedures’ to prevent fraud in place, informed by six principles, including senior-level responsibility, risk assessment and due diligence. This aligns with the legislative framework of the two other "failure to prevent" offences.
In November 2024, the FCA published a policy statement on updates to its Financial Crime Guide (FCG), aiming to clarify its expectations for firms’ financial crime controls (such as firms ensuring consistency with their Consumer Duty obligations) and to provide updated guidance on emerging risks including in relation to sanctions compliance, proliferation finance and transaction monitoring. In July 2025, the FCA published updates to their guidance on the treatment of PEPs, clarifying aspects of the PEP definition, risk-based due diligence, and customer approval expectations.
The UK published its fourth National Risk Assessment (NRA) of Money Laundering and Terrorist Financing in July 2025. In parallel, the NCA and FCA announced nine economic crime system priorities for the UK’s regulated sector, including cash-based money-laundering, the exploitation of money mules, and fraud associated with overseas jurisdictions. These are aligned with the NRA, and were collaboratively developed by the NCA, FCA, Home Office, HMT, UK Finance and industry, including Santander UK.
In December 2025, the UK Government published the UK Anti-Corruption Strategy 2025, detailing its three-pillar approach to tackling corruption: (i) corrupt actors,
(ii) tackling UK vulnerabilities, and (iii) global resilience. Proposals include the aforementioned reform of the UK's AML supervisory regime. The UK Government will also consult on whether to amend the UK’s AML regulations in relation to emerging risks and the existing whistleblowing framework.
Recent years have seen sustained regulatory activity and significant legislative changes to the UK’s financial-crime framework, a trend expected to continue through 2026. In addition, further commitments can be expected from a variety of initiatives, including government publications such as the Fraud Strategy, any legislative or policy measures introduced ahead of the UK’s next FATF Mutual Evaluation and outcomes following international Summits on Fraud (16-17 March
2026) and Countering Illicit Finance (23-24 June 2026).
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
In September 2025, the FCA published a letter to the Chancellor of Exchequer, setting out the FCA’s four-point action plan to reduce the burden of the Consumer
Duty on wholesale firms. The plan includes an FCA consultation in the first half of 2026 on changes to the application and requirements of the Consumer Duty.
The FCA also shared a new webpage on its Consumer Duty focus areas for 2025/2026, setting out its priorities for reform.
In July 2025, the FCA published a Policy Statement (PS25/11) which implements the first outcomes of its Mortgage Rule Review to simplify rules and increase flexibility for firms, while maintaining protections under the Consumer Duty and making it easier for consumers to manage their mortgages. The FCA has also removed two pieces of non-Handbook guidance that are no longer necessary in light of the new rules: FG13/7 (Dealing fairly with interest-only mortgage customers who risk being unable to repay their loan); and FG24/2 (Guidance for firms supporting their existing mortgage borrowers impacted by the rising cost of living). The amended rules and guidance are set out in the Mortgage Rule Review (Execution-Only, Affordability and Expired Terms) Instrument 2025 (FCA
2025/34), which came into force immediately. Firms are permitted, but not required, to adopt the new rules which provide them with more flexibility.

Annual Report 2025	Santander UK Group Holdings plc	256

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
of laws and regulations in their home jurisdiction.

Annual Report 2025	Santander UK Group Holdings plc	257

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board of Directors
1 Tom Scholar
Chair
Appointed on 18 July 2025 (Board Chair), previously Independent Non-Executive Director from 16 May 2025.
Skills and experience
Tom is a former civil servant and held the position of Permanent Secretary to the Treasury from 2016 to 2022. During his earlier civil service career he was the
UK’s Executive Director at the International Monetary Fund and the World Bank from 2001 to 2007, Chief of Staff to the Prime Minister from 2007 to 2008,
Managing Director and then Second Permanent Secretary to the Treasury leading the department’s work on financial stability and international issues from 2008 to 2013, and senior adviser to the Prime Minister on European and global economic issues, and the UK's G7, G20 and EU Sherpa, from 2013 to 2016.
Other principal appointments
Chair of the Board of Santander UK plc*. Chair of Nomura International plc, Nomura Bank International plc and Nomura Europe Holdings plc.
Board Committee memberships
Board Nomination & Governance Committee (Chair).
2 Mahesh Aditya
Executive Director and Chief Executive Officer
Appointed Chief Executive Officer on 1 March 2026.
Skills and experience
Mahesh joined the Banco Santander group in 2017 as Chief Operating Officer of Santander Holdings USA, Inc and took the position of US Chief Risk Officer in
2018 until 2019 when he became Santander Consumer USA CEO, holding that position until 2023. He has been Santander's Group Chief Risk Officer since
2023. Mahesh has over 30 years' experience in financial services with a particular focus on international markets Risk Management. He specialises in building organisations, establishing control processes, project management and managing through a variety of regulatory environments.
Other principal appointments
Chief Executive Officer and Executive Director of Santander UK plc*.
3 Angel Santodomingo
Executive Director and Chief Financial Officer
Appointed Chief Financial Officer on 5 March 2024.
Skills and experience
Angel joined the Banco Santander group in 2005 as Head of International Development and Asset Management and subsequently became Head of Investor
Relations. In 2014, he moved to Brazil and became CFO and Investor Relations Officer of Banco Santander Brazil, a role he held for nine years as well as Board
Director. In 2023, Angel returned to Spain, becoming Group Head of Strategy and Chief of Staff to the Executive Chair, working directly for the Banco Santander
Group Executive Chair. He has also been Board Director of several companies, CFA Spain President and author of a series of books and articles about Markets,
Finance Analysis and Equity Valuation. He has a Bachelor’s degree in Economics & Finance and is a Chartered Financial Analyst (CFA).
Other principal appointments
Chief Financial Officer and Executive Director of Santander UK plc*.

Annual Report 2025	Santander UK Group Holdings plc	258

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

4 Pedro Castro e Almeida
Banco Santander Nominated Non-Executive Director
Appointed on 1 September 2023.
Skills and experience
Pedro joined Santander Portugal in 1993, holding senior roles in various areas. From 2007 to 2009, he was a member of the boards of Banco Santander Totta and Banco Santander de Negócios Portugal. Since 2009, Pedro has been a member of the Banco Santander (Portugal) Executive Committee, and has been a member of its Board since 2010. In January 2019, he was appointed CEO of Banco Santander (Portugal) and Vice Chairman of its Board. He also assumed the role of Santander Regional Head of Europe from September 2023 until 31 January 2025. Pedro holds a degree in Business Management from ISEG and has studied at business schools in Europe and the US, namely INSEAD, Harvard Business School and Kellogg School of Management.
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
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director at Restore plc, Member of the Council at the University of Birmingham and
Senior Advisor to Tresmares Capital.
Board Committee memberships
Board Audit Committee, Board Responsible Banking Committee, and Board Remuneration Committee.
6 David Gledhill
Independent Non-Executive Director
Appointed on 1 September 2024.
Skills and experience
David has significant experience in the financial services industry, in retail banking and digital transformation. He has held various senior leadership roles, including Group Chief Information Officer and Head of Technology and Operations at DBS Bank in Singapore, spending over a decade in that role.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of Singapore Airlines.
Board Committee memberships
Board Responsible Banking Committee, Board Audit Committee, Board Risk Committee, Board Remuneration Committee and Board Special Projects
Committee.

Annual Report 2025	Santander UK Group Holdings plc	259

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

7 Michelle Hinchliffe
Independent Non-Executive Director and Whistleblowers' Champion
Appointed on 1 June 2023.
Skills and experience
Michelle has over 35 years’ experience in financial services both in the UK and internationally, with a particular focus on Banking and Capital Markets. Until 2022, she was Lead Partner at KPMG with responsibilities for a range of financial institution clients, reporting under both IFRS and US GAAP. Over the course of her career, she has been Lead Partner for Barclays, ANZ, Standard Chartered Bank, HSBC Investment Banking & Markets and Citigroup UK. Michelle qualifies as the
Board Audit Committee financial expert as defined in item 16A of Form 20-F.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of BHP Group Limited and Macquarie Group Limited. Member of the Institute
of Chartered Accountants in England and Wales. Member of Chartered Accountants Australia and New Zealand. Chair of Institute of Chartered Accountants in
England and Wales Australasia Strategy Advisory Group.
Board Committee memberships
Board Audit Committee (Chair), Board Risk Committee, Board Nomination & Governance Committee and Board Special Projects Committee.
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
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Group Chairman of Iamproperty, Non-Executive Director of Sambla Group, and Non-Executive
Director of Santander Consumer (UK) plc*.
Board Committee memberships
Board Remuneration Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, Board Nomination & Governance Committee and
Board Special Projects Committee.
9 The Rt Hon. the Baroness Morgan of Cotes (Nicola (Nicky) Morgan)
Independent Non-Executive Director and Senior Independent Director
Appointed on 1 January 2024. She was appointed Senior Independent Director on 20 February 2025.
Skills and experience
Nicky is a former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and is now a member of the House of the Lords. She is a qualified solicitor by background and before being elected to Parliament spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications and media, and digital & technology.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director of the Financial Services Compensation Scheme, Chair of the Careers &
Enterprise Company, and Chair of the Council of the Advertising Standards Authority (ASA) Limited.
Board Committee memberships
Board Responsible Banking Committee (Chair), Board Special Projects Committee (Chair), Board Risk Committee and Board Nomination & Governance
Committee.

Annual Report 2025	Santander UK Group Holdings plc	260

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

10 David Oldfield
Independent Non-Executive Director
Appointed on 1 December 2024.
Skills and experience
David retired from Lloyds Banking Group (LBG) in 2023 after nearly 40 years with them, having joined on the graduate training scheme. He brings a diverse set of retail banking, commercial banking and operational / technology leadership experiences. In the period 2014 to 2023, as a member of LBG's Group Executive
Committee, David was CEO Retail Banking & Consumer Finance, CEO Commercial Banking and then most latterly Group Chief Operating Officer responsible for technology, data, strategic transformation, IT security and 3rd party procurement and supplier management.
David had a variety of leadership roles across all areas of LBG including in Technology, Procurement, Strategy, programme and integration delivery, SME & Mid
Markets Banking and Offshore banking. Over the years David chaired multiple legal entities for LBG both in the UK and internationally and, outside of the Group, was a Non-Executive Director for Motability Operations Group Plc, Chair Cardnet Merchant Services Limited, and Chair of the Wellbeing leadership team for
Business in The Community (BiTC). As LBG's Executive sponsor for disability for 14 years David was awarded a lifetime achievement award in 2023 from the
Business Disability Forum, a leading business membership organisation in disability inclusion. He received an OBE in His Majesty's New Year Honours list in 2025 for services to workplace mental health and wellbeing, as well as services to disability.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*.
Board Committee memberships
Board Risk Committee (Chair), Board Audit Committee, Board Remuneration Committee, Board Nomination & Governance Committee and Board Special
Projects Committee.
11 José María Roldán
Independent Non-Executive Director
Appointed on 1 June 2023.
Skills and experience
José María has extensive depth of knowledge and expertise in banking supervision, financial stability and public policy with over 25 years’ experience in the financial sector in Europe. He was Chairman and CEO of the Spanish Banking Association (2014-2022) and spent 13 years as Director-General at the Banking
Regulation and Financial Stability department of the Bank of Spain, and member of its Executive Board. During his tenure in office at the Bank of Spain, he was part of the Basel Committee on Banking Supervision. He also previously served as Board Member and Vice President of the European Banking Federation.
José María founded and Chaired the Committee of European Banking Supervisors (CEBS) (the forerunner of the European Banking Authority (EBA)); was
President of the Financial Action Task Force on Money Laundering (FATF) and chaired the former Banking Advisory Committee of the EU.
Other principal appointments
Independent Non-Executive Director of Santander UK plc*. Non-Executive Director and Chair of Cater Allen Limited*. Independent Non-Executive Director of EBN
Banco de Negocios SA*.
Board Committee memberships
Board Risk Committee, Board Remuneration Committee and Board Responsible Banking Committee.
12 Pamela Walkden
Banco Santander Nominated Non-Executive Director
Appointed on 1 October 2021.
Skills and experience
Pamela has served in a number of senior management positions at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk
Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate
Affairs and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA)
Regulatory Reform Panel, as a member of the European Banking Authority Stakeholder Group, and was a lay member of the Welfare and Ethics Committee of the Royal Veterinary College.
Other principal appointments
Non-Executive Director of Santander UK plc*. Independent Non-Executive Director and Chair of the Risk Supervision, Regulation and Compliance Committee in
Banco Santander SA*.
Board Committee memberships
Board Nomination & Governance Committee.
* Part of the Banco Santander group.

Annual Report 2025	Santander UK Group Holdings plc	261

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2025, our Board was comprised of a Chair (who is also a Non-Executive Director), three Executive Directors and nine Non-Executive Directors. The Chair, Tom Scholar, and seven of the other Non-Executive Directors, (Lisa Fretwell, Michelle Hinchliffe, Mark Lewis, Nicky Morgan, José María Roldán, David Gledhill and David Oldfield), were independent as defined in the NYSE corporate governance standards. The other two Non-Executive Directors (Pedro Castro e Almeida and Pamela Walkden)
were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA.
Mahesh Aditya was appointed as a Group-nominated Non-Executive Director on 1 October 2025 and subsequently as Chief Executive Officer with effect from 1
March 2026.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination &
Governance Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2025, the following Directors made up the Board Nomination &
Governance Committee: Tom Scholar (Chair), Michelle Hinchliffe, Nicky Morgan, Mark Lewis, David Oldfield and Pamela Walkden. Five of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is
primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2025, the following Directors were on the Board Remuneration Committee: Mark Lewis (Chair), Lisa Fretwell, José María Roldán, David Gledhill and David Oldfield. All
Directors were independent according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US
Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2025, the Board
Audit Committee was made up of four Non-Executive Directors: Michelle Hinchliffe (Chair), Lisa Fretwell, David Gledhill and David Oldfield. All members were independent in 2025 as defined in Rule 10A-3.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board conducted an internal evaluation facilitated by the provider, Lintstock, and considered the results, which concluded that the performance of the Board and its Committees continues to be effective.
A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

Annual Report 2025	Santander UK Group Holdings plc	262

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other information
Major shareholders
At 31 December 2025, the Company was a subsidiary of Banco Santander SA and Santusa Holding SL. On 23 September 2013, the Company was incorporated with the issuance of two ordinary shares of £1 each which formed the initial share capital of the Company and were held by Banco Santander SA from 11
December 2013. On 10 January 2014, pursuant to a Board resolution dated 10 January 2014, the Company issued 11,267,503,000 ordinary shares of £1 each to
Banco Santander SA and Santusa Holding SL in exchange for acquiring all of the ordinary shares of Santander UK plc. On 24 March 2015, the Company cancelled and extinguished 4,207,503,002 ordinary shares. On 25 March 2015, the Company became a public limited company and changed its name from
Santander UK Group Holdings Limited to Santander UK Group Holdings plc.
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
Designated agent
The designated agent for service of process on Santander UK in the United States is C T Corporation System, 28 Liberty St 42nd Floor, New York, NY 10005.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are:
–Senior: Citibank NA, 388 Greenwich Street, New York, NY 10013, United States
–Subordinated: Citibank NA, 388 Greenwich Street, New York, NY 10013, United States
–Capital: Bank of New York Mellon, 240 Greenwich Street, Floor 7E, New York, NY 10286, United States
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2025 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Annual Report 2025	Santander UK Group Holdings plc	263

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
its own securities during its regular closed periods.

Annual Report 2025	Santander UK Group Holdings plc	264

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Additional balance sheet and cash flow analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2025.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	—	4.37	1.26	2.43
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket.
LOANS AND ADVANCES TO BANKS
Loans and advances to banks in the following tables include loans and advances to banks classified as reverse repurchase agreements - non-trading.
Reconciliation to classifications in the consolidated balance sheet

		2025	2024
	Note	£m	£m
Financial assets at amortised cost:
Loans and advances to banks		1,154	1,101
Reverse repurchase agreements - non-trading	16	3,973	1,363
		5,127	2,464
Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2025.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	4,354	—	—	—	4,354
Variable interest rate	347	418	8	—	773
	4,701	418	8	—	5,127

Annual Report 2025	Santander UK Group Holdings plc	265

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, loans and advances to customers and reverse repurchase agreements - non trading. Reverse repurchase agreements represent business with professional non-bank customers as part of the liquidity risk management function. The balance sheet reconciliation below shows Loans and advances to customers net of impairment loss allowances and Residual Value and Voluntary Termination provisions.
Reconciliation to classifications in the consolidated balance sheet

		2025	2024
	Note	£m	£m
Other financial assets at fair value through profit or loss	12	322	322
Loans and advances to customers	13	205,966	202,929
Reverse repurchase agreements - non-trading	16	13,705	8,975
		219,993	212,226
Maturity analysis
The following table shows loans and advances to customers by maturity at 31 December 2025. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	9,978	36,047	68,259	56,194	170,478
Corporate loans	9,414	9,692	1,461	53	20,620
Finance leases	1,161	2,995	95	—	4,251
Other unsecured advances	4,159	1,346	47	14	5,566
Accrued interest and other adjustments	765	—	—	—	765
Amounts due from fellow subsidiaries and joint ventures	2,663	2,380	—	—	5,043
Loans and advances to customers	28,140	52,460	69,862	56,261	206,723
We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of loans and advances to customers due after one year at 31 December 2025.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	155,445	15,033	170,478
Corporate loans	2,134	18,486	20,620
Finance leases	4,251	—	4,251
Other unsecured advances	2,648	2,918	5,566
Accrued interest and other adjustments	765	—	765
Amounts due from fellow subsidiaries and joint ventures	5,043	—	5,043
Loans and advances to customers	170,286	36,437	206,723

Annual Report 2025	Santander UK Group Holdings plc	266

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In 2025, 2024 and 2023 there were no material credit impairment charges on Loans and advances to banks, Non-trading reverse repurchase agreements, Other financial assets at amortised cost and Financial assets at FVOCI. As a result, the following tables present Loans and advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2025, 2024, and 2023.

	2025	2024
	£m	£m
Allowance for credit losses to total loans	0.38%	0.41%
Allowance for credit losses	757	808
Total loans outstanding	200,556	197,858
Non-accrual loans to total loans	1.14%	1.36%
Non-accrual loans outstanding	2,280	2,700
Total loans outstanding	200,556	197,858
Allowance for credit losses to non-accrual loans	33.20%	29.93%
Allowance for credit losses	757	808
Non-accrual loans outstanding	2,280	2,700

	2025	2024	2023
	£m	£m	£m
Loans secured on residential properties	0.01%	0.01%	0.01%
Net charge-off during the period	14	9	11
Average amount outstanding	170,171	172,863	181,586
Corporate loans	0.30%	0.32%	0.36%
Net charge-off during the period	60	59	68
Average amount outstanding	19,681	18,598	18,756
Finance leases	0.47%	0.57%	0.50%
Net charge-off during the period	20	25	23
Average amount outstanding	4,237	4,364	4,612
Other unsecured advances	1.35%	1.98%	1.74%
Net charge-off during the period	82	137	130
Average amount outstanding	6,084	6,934	7,452
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	4,928	4,651	4,327
Loans and advances to customers	0.09%	0.11%	0.11%
Net charge-off during the period	176	230	232
Average amount outstanding	205,101	207,410	216,733
Discussion of the factors driving material changes in the ratios above or their components
The factors driving significant changes are discussed as follows:
–Allowance for credit losses, exposures, expected credit losses, Stage 3 exposures and related ratios at a consolidated Santander UK group level can be found in the commentary sections in 'Credit performance', 'Credit quality' 'Stage 2 analysis' in 'Santander UK group level - credit risk review' in the Risk review.
–More detailed discussion by business segment can be found in the 'Retail & Business Banking: Mortgages - credit risk review', 'Retail & Business Banking:
Everyday Banking - credit risk review', 'Corporate & Commercial Banking - credit risk review' and 'Corporate Centre - credit risk review' sections of the Risk review.

Annual Report 2025	Santander UK Group Holdings plc	267

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY CUSTOMERS
The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2025, 2024, and 2023.

	2025		2024		2023
	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	148,189	1.59	158,652	1.95	166,834	1.44
Time deposits	38,807	3.68	30,013	4.39	24,210	3.66
Other deposits	11,167	4.44	11,628	4.15	12,136	3.91
Total average balance[1]	198,163	2.16	200,293	2.45	203,180	1.85
1Calculated using monthly data.
Some deposits by customers are covered by depositor guarantee arrangements, as follows:

Scheme	Definition
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

The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2025 and
2024. The table also shows the amount of time deposits that are uninsured, either because they exceed depositor guarantee scheme compensation limits or because they are otherwise uninsured.

	2025	2024
	£m	£m
Insured deposits	134,660	124,268
Uninsured deposits	56,081	59,792
Total deposits	190,741	184,060
of which:
Insured time deposits	29,054	20,950
Uninsured time deposits	13,380	10,769
– Excess over guaranteed limit	5,751	5,775
– Otherwise uninsured	7,629	4,994
Total time deposits	42,434	31,719
For the proportion of Retail & Business Banking customer deposits covered by the FSCS, see the Funding risk management section of the Risk review.
The following table shows the maturity of uninsured time deposits at 31 December 2025.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	6,894	2,347	1,852	2,287	13,380

Annual Report 2025	Santander UK Group Holdings plc	268

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY BANKS
Deposits by banks include repurchase agreements - non-trading.
Reconciliation to classifications in the consolidated balance sheet

		2025	2024
	Note	£m	£m
Financial liabilities at amortised cost:
Deposits by banks	21	6,737	14,037
Repurchase agreements - non-trading	23	3,557	2,336
		10,294	16,373
The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2025, 2024, and 2023.

	2025		2024			2023
	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]
	£m	%	£m	%	£m	%
Deposits by banks	14,920	4.49	20,928	4.97	27,906	4.43
1Calculated using monthly data.
At 31 December 2025, deposits by foreign banks were £1,849m (2024: £2,130m, 2023: £2,039m).
All bank deposits are uninsured, as depositor guarantee arrangements do not cover deposits by financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2025.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	2,557	2,575	724	4,438	10,294

Annual Report 2025	Santander UK Group Holdings plc	269

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
caused by movements in both volume and rate have been allocated to rate changes.

			2025 / 2024			2024 / 2023
		Changes due to (decrease)/increase in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	(525)	(88)	(437)	805	(212)	1,017
of which reverse repurchase agreements	(124)	20	(144)	268	192	76
Loans and advances to banks	(366)	(50)	(316)	(103)	(283)	180
of which reverse repurchase agreements	10	(17)	27	94	46	48
Debt securities and other interest earning assets	(18)	54	(72)	166	123	43
Total interest income	(909)	(84)	(825)	868	(372)	1,240
Interest expense
Deposits by customers - demand	(728)	(204)	(524)	694	(118)	812
Deposits by customers - time	111	386	(275)	431	212	219
Deposits by customers - other	11	(28)	39	9	(26)	35
of which repurchase agreements	(106)	27	(133)	6	(52)	58
Deposits by banks	(367)	(299)	(68)	(226)	(318)	92
of which repurchase agreements	56	13	43	100	89	11
Debt securities	57	367	(310)	199	13	186
Commercial paper	(68)	20	(88)	78	39	39
Subordinated liabilities	(21)	(10)	(11)	24	30	(6)
Other interest-bearing financial liabilities	(1)	(1)	—	—	—	—
Total interest expense	(1,006)	231	(1,237)	1,209	(168)	1,377
Net interest income	97	(315)	412	(341)	(204)	(137)

Annual Report 2025	Santander UK Group Holdings plc	270

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present Average balance sheets below, using asset and liability classifications from the
Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2025			2024			2023
	Average balance[1]	Interest	Average rate	Average balance[1]	Interest	Average rate	Average balance[1]	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers[2]	221,138	9,695	4.38	223,061	10,220	4.58	228,203	9,415	4.13
of which reverse repurchase agreements	16,037	671	4.18	15,651	795	5.08	11,470	527	4.59
Loans and advances to banks	37,981	1,494	3.93	39,028	1,860	4.77	45,599	1,963	4.30
of which reverse repurchase agreements	3,720	202	5.43	4,070	192	4.72	2,763	98	3.55
Debt securities and other interest earning assets	11,724	623	5.31	10,807	641	5.93	8,590	475	5.53
Total average interest-earning assets, interest income	270,843	11,812	4.36	272,896	12,721	4.66	282,392	11,853	4.20
Credit impairment loss allowances and RV & VT provisions	(933)	—	—	(990)	—	—	(1,091)	—	—
Derivatives and other non-interest-earning assets	8,361	—	—	7,793	—	—	7,686	—	—
Other financial assets at FVTPL	409	—	—	521	—	—	585	—	—
Total average assets	278,680	—	—	280,220	—	—	289,572	—	—
Liabilities
Deposits by customers - demand	(148,189)	(2,362)	1.59	(158,652)	(3,090)	1.95	(166,834)	(2,396)	1.44
Deposits by customers - time	(38,807)	(1,428)	3.68	(30,013)	(1,317)	4.39	(24,210)	(886)	3.66
Deposits by customers - other	(10,459)	(492)	4.70	(11,112)	(481)	4.33	(11,754)	(472)	4.02
of which repurchase agreements	(9,940)	(371)	3.73	(9,408)	(477)	5.07	(10,567)	(471)	4.46
Deposits by banks	(14,266)	(641)	4.49	(20,284)	(1,008)	4.97	(27,336)	(1,234)	4.51
of which repurchase agreements	(3,619)	(223)	6.16	(3,362)	(167)	4.97	(1,445)	(67)	4.64
Debt securities	(37,945)	(2,061)	5.43	(32,080)	(2,004)	6.25	(31,843)	(1,805)	5.67
Commercial paper	(5,410)	(229)	4.23	(5,076)	(297)	5.85	(4,312)	(219)	5.08
Subordinated liabilities	(2,257)	(172)	7.62	(2,383)	(193)	8.10	(2,022)	(169)	8.36
Other interest-bearing liabilities	(97)	(4)	4.12	(135)	(5)	3.70	(133)	(5)	3.76
Total average interest-bearing liabilities, interest expense	(257,430)	(7,389)	2.87	(259,735)	(8,395)	3.23	(268,444)	(7,186)	2.68
Derivatives and other non-interest-bearing liabilities	(5,009)	—	—	(4,700)	—	—	(4,672)	—	—
Other financial liabilities at FVTPL	(1,138)	—	—	(983)	—	—	(854)	—	—
Equity	(15,103)	—	—	(14,802)	—	—	(15,602)	—	—
Total average liabilities and equity	(278,680)	—	—	(280,220)	—	—	(289,572)	—	—
1Average balances are based on monthly data.
2loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
Margin and average spread

	2025	2024	2023
	%	%	%
Interest spread[1]	1.49	1.43	1.52
Net interest margin[2]	1.63	1.59	1.65
Average spread[3]	105	105	105
1Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
2NIM is calculated as net interest income divided by average interest earning assets
3Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Annual Report 2025	Santander UK Group Holdings plc	271

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2025	2024
	£m	£m
Net cash flows from operating activities	(8,336)	(2,481)
Net cash flows from investing activities	2,953	(4,545)
Net cash flows from financing activities	5,014	268
Change in cash and cash equivalents	(369)	(6,758)
A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2025 and 2024 were as follows:
In 2025, the net cash outflows from operating activities of £8,336m resulted from outflows generated from an increase in loans and advances to banks and customers, an increase in reverse repurchase agreements and a decrease in deposits by banks and customers partially offset by a decrease in derivative assets and increases in profit before tax, provisions, repurchase agreements and structured deposits. The net cash inflows from investing activities of £2,953m mainly reflected the net purchase of certain asset-backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to active capital management and the ongoing repayment of TFSME. These resulted in cash and cash equivalents decreasing by £369m in the year.
In 2024, the net cash outflows from operating activities of £2,481m resulted from outflows generated from a decrease in deposits by banks and customers partially offset by a decrease in loans and advances to banks and customers and reverse repurchase agreements and an increase in debt securities and repurchase agreements. The net cash outflows from investing activities of £4,545m mainly reflected the net purchase of certain asset-backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to active capital management and the ongoing repayment of TFSME. These resulted in cash and cash equivalents decreasing by £6,758m in the year.
Please refer to the Summarised consolidated cash flow statement section of our Annual Report on Form 20-F for the year ended 31 December 2024 for a discussion of cash flows in 2023.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2025 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 29 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding, see Note 28 to the Consolidated
Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, were £378m.

Glossary of financial services industry
terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Alternative performance measures (APMs)
A financial measure of historical or future financial performance, financial position or cash flows, other than a financial measure defined or specified under International Financial Reporting Standards.

Any excess in month	Accounts that were overdrawn for more than their overdraft every day in the previous month.
Anti-Money Laundering (AML)	A set of policies and practices to ensure that financial institutions and other regulated entities prevent, detect, and report financial crime and especially money laundering activities.
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

Balance weighted Loan to Value (LTV) ratio	(Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) + ...) /(Loan 1 balance + Loan 2 balance+...)
Banking NIM	Banking net interest margin. Net interest income divided by average gross customer assets.
Basel III
In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point (bps)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail & Business Banking, serving enterprises with a turnover of up to £6.5m per annum.
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Cash collection	Agents have been instructed to collect cash from the customer.
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

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app(s) (Retail Mobile includes SanWallet & OnePayFX) at least once in the month.
Digital sales	Percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales.
Distributable items	Equivalent to distributable profits under the Companies Act 2006.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Energy performance certificate (EPC)	A scheme to summarise the energy efficiency of buildings and apply a rating between A – G.
Everyday Banking	Provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net- worth clients.
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
Net fee and commission income
Fee and commission income minus other fees paid, that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-
banking financial products.

Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.
Net Promoter Score – Retail
The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, IPSOS MORI, based on mortgages, savings, main current accounts, home insurance, UPLs and credit cards.

Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Other retail products	Other Retail products include Cater Allen, cahoot and crown dependencies (Jersey branch and Isle of Man).
Over the counter (OTC) derivatives
Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary.
They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Term	Definition
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
Pillar 1	The first pillar of the Basel III approach which, provides the approach to the calculation of the minimum capital requirements.
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

Remuneration Code	FCA Remuneration Code for dual regulated firms SYSC19D.3.44 and PRA Rulebook-Remuneration Part 15.7.
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
Sub-prime
Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-
income ratios, or other criteria indicating heightened risk of default.

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
Standard Variable Rate (SVR)	A mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Term Funding Scheme with additional incentives for SMEs (TFSME)	The TFSME allows eligible banks and building societies to access four-year funding at rates very close to Bank Rate.
TfL	Transport for London
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
Value at Risk (VaR)
An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be
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
The following activities are disclosed in response to Section 13(r) with respect to the Santander UK group and its affiliates in the Banco Santander group. During the period covered by this annual report:
–Frozen accounts and transactions: A limited number of accounts for certain customers subsequently designated over time by the US under the Specially
Designated Global Terrorist (SDGT) sanctions programme, were or are maintained with certain non-US affiliates of Santander UK. All such accounts have been frozen or cancelled to comply with applicable legal requirements.
–Legacy contractual obligations related to guarantees: The Banco Santander group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007. The Banco Santander group is not contractually permitted to cancel these arrangements without paying the guaranteed amount. As such, the Banco Santander group intends to continue to provide the guarantees in accordance with company policy and applicable laws.
In the aggregate, the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2025, which were negligible relative to the overall revenues and profits of Banco Santander. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above.

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	237-253
4	Information on the Company	History and development of the company	1, 67, 161, 163-172, 219, 262
		Business overview	9-10, 15, 19, 57, 68, 105, 107, 115, 146-147 173-175, 205, 245-247, 254-255, 265
		Organisational structure	67, 122, 224-226, 231-233
		Property, plants and equipment	160, 165-166, 194
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	9-10, 12-13, 17-19, 132-133, 136, 158, 182, 237-253
		Liquidity and capital resources	55, 69, 119-137, 161, 181-182, 271
		Research and development, patents and licenses, etc.	68
		Trend information	9-10, 14-16, 18-19
		Critical accounting estimates	171-172
6	Directors, Senior Management and Employees	Directors and senior management	44-50, 257-260
		Compensation	59-66, 160, 165, 198-202, 208-209
		Board practices	44-49, 54-56, 59-62, 209, 257-261
		Employees	5, 67, 173-175
		Share ownership	67, 208-209
		Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions	Major shareholders	262
		Related party transactions	209-210
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	149-151, 158-162, 196-198, 203-205, 256, 262
		Significant Changes	67, 219
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	256
		Material contracts	262
		Exchange controls	262
		Taxation	262
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	262
		Subsidiary Information	*
		Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		132-134
12	Description of Securities Other Than Equity Securities		Exhibit 2.1
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		68
16A	Audit Committee financial expert		54, 261
16B	Code of Ethics		71
16C	Principal Accountant Fees and Services		56, 177, 263
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		261
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
16J	Insider Trading Policies		263
16K	Cybersecurity		15, 74, 140-142, 250-251
PART III
17	Financial Statements		Not applicable
18	Financial Statements		158-162
19	Exhibits		Filed with SEC
* Not required for an Annual Report.
EXHIBIT INDEX

Exhibits[1]
1.1	Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's Form 20-F filed with the Securities and Exchange Commission on 5 March 2024)
2.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries and related undertakings’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note 18 ‘Interests in other entities’ in the Financial Statements section of the Form
20-F.

11.1	Policy on Market Abuse and Inside Information
12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Form 20-F filed with the Securities and Exchange Commission on 5 March 2024)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
1Documents concerning the Company referred to in the 2025 Annual Report on Form 20-F may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Mahesh Aditya
Mahesh Aditya
Chief Executive Officer
Dated:12 March, 2026